As filed with the Securities and Exchange Commission on September 10, 2018

Registration No. 333-227154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SMARTFINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Tennessee	6022	62-1173944
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5401 Kingston Pike, Suite 600
Knoxville, Tennessee 37919
(865) 437-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William (Billy) Y. Carroll, Jr.
President and Chief Executive Officer
5401 Kingston Pike, Suite 600
Knoxville, Tennessee 37919
(865) 437-5700
(Name, address, including zip code, and telephone number, including area code of agent for service)

With copies to:

Beth Sims Butler Snow LLP 150 3rd Avenue South Suite 1600 Nashville, TN 37201 (615) 651-6733	Steven J. Eisen Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 211 Commerce Street Suite 800 Nashville, TN 37201 (615) 726-5718

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the merger described in the proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
(do not check if smaller reporting company)		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement, filed with the Securities and Exchange Commission, is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary — Subject to Completion — Dated September 10, 2018.

PROXY STATEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS OF
FOOTHILLS BANCORP, INC.
AND PROSPECTUS OF SMARTFINANCIAL, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On June 27, 2018, SmartFinancial, Inc., or SmartFinancial, and Foothills Bancorp, Inc., or Foothills Bancorp, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, Foothills Bancorp will merge with and into SmartFinancial, with SmartFinancial to be the surviving corporation (which we refer to as the “merger”). Immediately following the merger, Foothills Bank & Trust, or Foothills Bank, the wholly owned bank subsidiary of Foothills Bancorp, will merge with and into SmartBank, the wholly owned bank subsidiary of SmartFinancial, with SmartBank as the surviving bank (which we refer to as the “bank merger”).

In connection with the merger, each share of Foothills Bancorp common stock (except for certain excluded shares and any dissenting shares) will be converted into the right to receive: (i) 0.666 shares (which we refer to as the “exchange ratio”) of SmartFinancial common stock (which we refer to as the “stock consideration”), and (ii) $1.75 in cash (which we refer to as the “cash consideration”, and together with the stock consideration, the “merger consideration”). Based on the exchange ratio and the number of shares of Foothills Bancorp common stock outstanding, SmartFinancial expects to issue 1,183,292 shares of SmartFinancial common stock as stock consideration. Although the exchange ratio is fixed, the market value of the stock consideration will fluctuate with the market price of SmartFinancial common stock and will not be known until the merger is consummated. Based on the closing price of SmartFinancial’s common stock on the Nasdaq Capital Market of $25.82 on June 27, 2018, the last trading day before public announcement of the merger, the merger consideration represented approximately $18.95 in value for each share of Foothills Bancorp common stock and approximately $33.72 million in aggregate consideration. Based on the closing price of SmartFinancial’s common stock of $25.14, on September 6, 2018, the last practicable date before the date of this document, the merger consideration represented approximately $18.49 in value for each share of Foothills Bancorp common stock and approximately $32.86 million in the aggregate. We urge you to obtain current market quotations for SmartFinancial common stock, which trades under the symbol “SMBK”.

In addition, at the effective time of the merger, any unvested options to purchase shares of Foothills Bancorp common stock will accelerate and each outstanding and unexercised stock option will be cancelled in exchange for the right to receive a single lump sum cash payment equal to the product obtained by multiplying (i) the number of shares of Foothills Bancorp common stock subject to such option, by (ii) $17.50 less the exercise price per share of such option. Holders of options to purchase an aggregate 394,500 shares of Foothills Bancorp common stock will receive cash payments totaling approximately $2.96 million in connection with the cancellation of their stock option agreements.

Foothills Bancorp will hold a special meeting of shareholders in connection with the merger. At the special meeting, Foothills Bancorp shareholders will be asked to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the bank merger, as described in this proxy statement/prospectus. Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of all the votes entitled to be cast by the holders of outstanding shares of Foothills Bancorp common stock.

The special meeting of Foothills Bancorp shareholders will be held at the main office of Foothills Bank which is located at 214 Keller Lane, Maryville, Tennessee 37801 on October 18, 2018, at 5:30 p.m. local time.

Foothills Bancorp’s board of directors recommends that Foothills Bancorp shareholders vote “FOR” the merger proposal and “FOR” other matters to be considered at the special meeting. Your vote is important. Whether or not you expect to attend the special meeting of Foothills Bancorp shareholders, the details of which are described in this proxy statement/prospectus, please follow the instructions on the enclosed proxy card to vote your shares as soon as possible so that your shares may be represented at the special meeting.

This proxy statement/prospectus describes the special meeting of Foothills Bancorp shareholders, the merger, the documents related to the merger, and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 17, for a discussion of the risks related to the proposed merger. You can also obtain information about SmartFinancial from documents that it has filed or will file prior to the special meeting with the Securities and Exchange Commission (which we refer to as the “SEC”).

SmartFinancial and Foothills Bancorp are excited about the opportunities the merger brings to the shareholders of both companies. Thank you for your consideration and continued support.

Sincerely,

W. Miller Welborn	Samuel D. Evans, M.D.
Chairman	Chairman
SmartFinancial, Inc.	Foothills Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated September 15, 2018, and it is first being mailed or otherwise delivered to shareholders of Foothills Bancorp on or about September 19, 2018.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 18, 2018

To the shareholders of Foothills Bancorp, Inc.:

Notice is hereby given that Foothills Bancorp, Inc., or Foothills Bancorp, will hold a special meeting of shareholders at the main office of Foothills Bank, which is located at 214 Keller Lane, Maryville, Tennessee 37801, on October 18, 2018, at 5:30 p.m. local time (which we refer to as the “special meeting”), to consider and vote upon the following matters:

•	a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 2018, by and among SmartFinancial, Inc., or SmartFinancial, Foothills Bancorp, and Foothills Bank & Trust, as such agreement may be amended from time to time, a copy of which is attached to the enclosed proxy statement/prospectus as Appendix A (which we refer to as the “merger proposal”); and
•	a proposal to approve one or more adjournments or postponements of the special meeting, if necessary or appropriate, including adjournments or postponements to permit further solicitation of proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”).

The Foothills Bancorp board of directors has fixed the close of business on September 14, 2018 as the record date for the special meeting. Only Foothills Bancorp shareholders of record at that time are entitled to notice of, and only holders of Foothills Bancorp common stock of record at that time are entitled to vote at, the special meeting, or any adjournment or postponement of the special meeting. Approval of the merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Foothills Bancorp common stock. Approval of the adjournment proposal requires that the votes cast in favor of the proposal at the special meeting exceed the votes cast opposing the proposal at the special meeting.

The Foothills Bancorp board of directors has approved and adopted the merger agreement, has determined that the transactions contemplated by the merger agreement, including the merger and the bank merger, on the terms and conditions set forth in the merger agreement, are in the best interests of Foothills Bancorp and its shareholders and recommends that Foothills Bancorp shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Your vote is very important. We cannot complete the merger unless Foothills Bancorp’s shareholders approve the merger proposal.

Each copy of the proxy statement/prospectus mailed to Foothills Bancorp shareholders is accompanied by a proxy card with instructions for voting. Regardless of whether you plan to attend the special meeting, please vote as soon as possible by accessing the internet site listed on the Foothills Bank proxy card or by submitting your proxy card by mail. If you hold stock in your name as a shareholder of record of Foothills Bancorp and are voting by mail, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished by the record holder. Voting by either method will not prevent you from voting in person at the special meeting, but it will help to secure a quorum and avoid added solicitation costs. Any shareholder of record of Foothills Bancorp entitled to vote at the special meeting who is present at the special meeting may vote in person instead of by proxy. If you hold your stock in “street name” through a bank, broker, or other nominee, you may not vote shares held in street name by returning a proxy card directly to Foothills Bancorp or by voting in person at the special meeting, unless you provide a “legal proxy,” which you must obtain from your bank, broker, or other nominee. In any event, a proxy may be revoked at any time before the special meeting in the manner described in the accompanying proxy statement/prospectus. Information and the deadline for voting through the internet are set forth in the enclosed proxy card instructions.

As required by Chapter 23 of the Tennessee Business Corporation Act, Foothills Bancorp is notifying all shareholders entitled to vote on the merger agreement that you are or may be entitled to assert dissenters’ rights under the dissenters’ rights chapter of the Tennessee Business Corporation Act. A copy of the dissenters’ rights chapter is included with the enclosed proxy statement/prospectus as Appendix B. See also “The Merger — Dissenters’ Rights” beginning on page 50 in the enclosed proxy statement/prospectus for more information.

The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger, the proposals to be voted on at the special meeting, and other related matters. We urge you to read the proxy statement/prospectus, including all financial statements and appendices, carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Samuel D. Evans, M.D.
Chairman
Foothills Bancorp, Inc.
September 15, 2018

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you may have regarding the merger, the merger agreement, and the special meeting, along with brief answers to those questions. We urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the merger agreement, and the special meeting. Additional important information is also contained in the financial statements and appendices included with this proxy statement/prospectus.

Q:	What is the merger?
A:	On June 27, 2018, SmartFinancial, Foothills Bancorp, and Foothills Bank entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”). Under the merger agreement, Foothills Bancorp will merge into SmartFinancial subject to and upon the terms and conditions set forth in the merger agreement, with SmartFinancial being the surviving corporation (which we refer to as the “merger”). A copy of the merger agreement is included in this proxy statement/prospectus as Appendix A.

Immediately following the merger, Foothills Bank will merge with and into SmartBank subject to and upon the terms and conditions set forth in an agreement and plan of merger entered into by Foothills Bank and SmartBank, with SmartBank as the surviving bank (which we refer to as the “bank merger”).

At the effective time of the merger (which we refer to as the “effective time”), each holder of Foothills Bancorp common stock, no par value (which we refer to as “Foothills Bancorp common stock”), will receive, for each share of Foothills Bancorp common stock held immediately prior to the merger: (i) 0.666 shares of SmartFinancial common stock, par value $1.00 per share (which we refer to as “SmartFinancial common stock”) (which we refer to as the “stock consideration”), and (ii) $1.75 in cash (which we refer to as the “cash consideration”, and together with the stock consideration, the “merger consideration”).

Based on the number of shares of SmartFinancial common stock and Foothills Bancorp common stock outstanding as of September 6, 2018, the last practicable date before the date of this proxy statement/prospectus, we expect that current Foothills Bancorp shareholders will hold, in the aggregate, approximately 8.5% of the outstanding shares of SmartFinancial common stock immediately following the closing of the merger.

The merger cannot be completed unless, among other things, Foothills Bancorp shareholders approve the Foothills Bancorp proposal to approve and adopt the merger agreement.

Q:	Why is Foothills Bancorp merging with SmartFinancial?
A:	Foothills Bancorp is merging with SmartFinancial because the board of directors for Foothills Bancorp believes, among other things, that the merger will provide shareholders of Foothills Bancorp with substantial benefits and will enable the combined company to better serve its customers. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings “The Merger — Background of the Merger” beginning on page 36 and “The Merger — Foothills Bancorp’s Reasons for the Merger; Recommendation of the Foothills Bancorp Board of Directors” beginning on page 40.
Q:	Why am I receiving this proxy statement/prospectus?
A:	Foothills Bancorp has called a special meeting of its shareholders (which we refer to as the “special meeting”) to approve and adopt the merger agreement. This document serves as a proxy statement for the special meeting and describes the proposals to be presented at the special meeting. This document is also a prospectus that is being delivered to Foothills Bancorp shareholders because SmartFinancial is offering shares of its common stock to Foothills Bancorp shareholders in connection with the merger.

This proxy statement/prospectus contains important information about the merger, the merger agreement, and the other proposal being voted on at the special meeting, and important information to consider in connection with an investment in SmartFinancial common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without having to attend the special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	On what am I being asked to vote?
A:	Foothills Bancorp is soliciting proxies from its shareholders with respect to the following proposals:
•	a proposal to approve and adopt the merger agreement (which we refer to as the “merger proposal”); and
•	a proposal to approve one or more adjournments or postponements of the special meeting, if necessary or appropriate, including adjournments or postponements to permit further solicitation of proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”).
Q:	How does the Foothills Bancorp board recommend that I vote?
A:	The Foothills Bancorp board of directors recommends that Foothills Bancorp shareholders vote “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal.
Q:	Are there any voting agreements in relation to the merger?
A:	The directors of Foothills Bancorp, who collectively beneficially own and have the power to vote approximately 20.0% of the Foothills Bancorp common stock, have entered into agreements with SmartFinancial in which they have agreed, among other things, to vote their shares of Foothills Bancorp common stock in favor of the merger proposal and the adjournment proposal.
Q:	What will Foothills Bancorp shareholders receive in the merger?
A:	At the effective time of the merger, holders of Foothills Bancorp common stock will become entitled to receive (i) 0.666 shares (which we refer to as the “exchange ratio”) of SmartFinancial common stock, and (ii) $1.75 in cash for each share of Foothills Bancorp common stock held immediately prior to the merger. SmartFinancial will not issue any fractional shares of its common stock in the merger and will instead pay to each former shareholder of Foothills Bancorp who otherwise would be entitled to receive such fractional share an amount in cash, without interest, (rounded to the nearest cent) determined by multiplying (i) the volume weighted average of the closing prices of SmartFinancial common stock on the Nasdaq Capital Market (or such other securities market or stock exchange on which the SmartFinancial common stock then principally trades) for the ten consecutive trading days ending on and including the trading day immediately preceding the closing date of the merger by (ii) the fraction of a share (rounded to the nearest thousandth) of SmartFinancial common stock that such shareholder would otherwise be entitled to receive pursuant to the merger agreement.
Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the effective time of the merger?
A:	Because the number of shares of SmartFinancial common stock to be received by Foothills Bancorp shareholders as stock consideration is fixed, the value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the market value for SmartFinancial common stock. Any fluctuation in the market price of SmartFinancial common stock after the date of this proxy statement/prospectus will change the value of the stock consideration.
Q:	What happens if I sell my shares before the special meeting?
A:	The record date for the special meeting is earlier than the date of the special meeting and the effective time. If you transfer your shares of Foothills Bancorp common stock after the record date but before the special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the special meeting, but you will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to receive the merger consideration, you must hold your shares at the effective time.
Q:	Will the shares of SmartFinancial common stock that I receive as stock consideration in the merger be freely tradable?
A:	Yes, in most cases. The shares of SmartFinancial common stock to be issued as stock consideration will be registered under the Securities Act and listed for trading on the Nasdaq Capital Market. However, if there are any former shareholders of Foothills Bancorp who will be deemed to be “affiliates” of SmartFinancial under the Securities Act after the merger (generally, directors and executive officers of SmartFinancial and shareholders holding 10% or more of the outstanding shares of common stock of SmartFinancial), such persons must comply with certain transfer restrictions under the Securities Act.

Q:	Who can vote at the special meeting?
A:	All holders of record of Foothills Bancorp common stock as of the close of business on September 14, 2018, the record date for the special meeting, are entitled to receive notice of, and to vote at, the special meeting, or any adjournment or postponement thereof, in accordance with Tennessee law.
Q:	When and where is the special meeting?
A:	The special meeting will be held at the main office of Foothills Bank at 214 Keller Lane, Maryville, Tennessee 37801 on October 18, 2018, at 5:30 p.m. local time.
Q:	What do I need to do now?
A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the internet. Information and the deadline for voting through the internet are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank, broker, or other nominee, you must direct your bank, broker, or other nominee how to vote in accordance with the instructions you have received from your bank, broker, or other nominee. “Street name” shareholders who wish to vote in person at the special meeting will need to obtain a “legal proxy” from the institution that holds their shares.
Q:	What constitutes a quorum for the special meeting?
A:	The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Foothills Bancorp common stock entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.
Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?
A:	No. Your broker will not vote your shares unless you provide instructions on how to vote. If you hold your shares in “street name” through a bank, broker, or other nominee, you should have received access to this proxy statement/prospectus from your bank, broker, or other nominee with instructions on how to instruct the holder of record to vote your shares. Please follow the voting instructions provided by the bank, broker, or other nominee. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. You may not vote shares held in street name by returning a proxy card directly to Foothills Bancorp or by voting in person at the special meeting, unless you provide a “legal proxy,” which you must obtain from your bank, broker, or other nominee. Further, banks, brokers, or other holders of record who hold shares of Foothills Bancorp common stock on behalf of their customers may not give a proxy to Foothills Bancorp to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, and other holders of record do not have discretionary voting power on these matters. See “What is the vote required to approve each proposal at the special meeting?”
Q:	Can I change my vote?
A:	Yes. If you are a holder of record of Foothills Bancorp common stock, you may change your vote at any time before your shares are voted at the special meeting by: (1) completing, signing, and returning a proxy card with a later date, (2) delivering a written revocation letter to Foothills Bancorp’s President, (3) attending the special meeting in person, notifying the President of Foothills Bancorp, and voting by ballot at the special meeting, or (4) voting via the Internet. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Foothills Bancorp after the vote will not affect the vote. Foothills Bancorp’s President’s mailing address is: Foothills Bancorp, Inc., Attention: Mark Loudermilk, 214 Keller Lane, Maryville, Tennessee 37801. If you hold your shares in “street name” through a bank, broker, or other nominee, you should contact your bank, broker, or other nominee to change your vote.

Q:	Will Foothills Bancorp be required to submit the merger proposal to its shareholders even if the Foothills Bancorp board of directors has withdrawn, modified, or qualified its recommendation regarding how to vote with respect to the merger proposal?
A:	Yes. Unless the merger agreement is terminated before the special meeting, the merger agreement requires that Foothills Bancorp submit the merger proposal to its shareholders even if the Foothills Bancorp board of directors has withdrawn, modified, or qualified its recommendation regarding how to vote with respect to the merger proposal.
Q:	What are the United States federal income tax consequences of the merger to Foothills Bancorp shareholders?
A:	The merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Internal Revenue Code”). It is a condition to the obligation of Foothills Bancorp and Foothills Bank to effect the merger that Foothills Bancorp receive a written opinion from Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, or Baker Donelson, counsel to Foothills Bancorp, dated as of the closing date of the merger to the effect that for United States federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of SmartFinancial to effect the merger that SmartFinancial receive a written opinion from Butler Snow LLP, or Butler Snow, counsel to SmartFinancial, dated as of the closing date of the merger to the effect that for United States federal income tax purposes the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

A United States holder (as defined in the section entitled “Material United States Federal Income Tax Consequences” beginning on page 51) of Foothills Bancorp common stock will recognize gain (but not loss) on the receipt of any cash consideration in an amount equal to the lesser of (i) the amount of cash received by such holder of Foothills Bancorp common stock (in each case excluding any cash received instead of fractional share interests in SmartFinancial), or (ii) the amount by which the sum of the fair market value of the Smart Financial stock and cash received by a holder of Foothills Bancorp stock exceeds such holder’s tax basis in its Foothills Bancorp common stock. This gain generally will be a capital gain and will be a long-term capital gain if the holding period for the shares of Foothills Bancorp common stock exchanged for cash is more than one year at the completion of the merger. Further, if a Foothills Bancorp shareholder receives cash consideration in lieu of a fractional share of SmartFinancial common stock, such exchange generally will be treated as a taxable transaction causing such Foothills Bancorp shareholder to recognize gain or loss on the exchange.

Please carefully review the information set forth in the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 51 for a description of the material United States federal income tax consequences of the merger.

The United States federal income tax consequences described above may not apply to all holders of Foothills Bancorp common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Are Foothills Bancorp shareholders entitled to dissenters’ rights?
A:	Yes. If you are a holder of shares of Foothills Bancorp common stock and if you follow the procedures prescribed by Tennessee law, you may dissent from the merger proposal and have the fair value of your Foothills Bancorp common stock paid to you in cash. If you follow these procedures, you will not receive the merger consideration. The fair value of your Foothills Bancorp common stock, determined in the manner prescribed by Tennessee law, will be paid to you in cash. That amount could be more or less than the merger consideration or the market value of SmartFinancial common stock as of the closing date of the merger. For a more complete description of these dissenters’ rights, see “The Merger — Dissenters’ Rights” beginning on page 50 and Appendix B to this proxy statement/prospectus which includes the full text of those sections of the Tennessee Business Corporation Act applicable to dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Foothills Bancorp before the vote is taken and the shareholder does not vote in favor of the merger proposal.

Q:	If I am a Foothills Bancorp shareholder, should I send in my Foothills Bancorp stock certificate(s) now?
A:	No. Please do not send in your Foothills Bancorp stock certificates with your proxy. After the merger, an exchange agent will send you a letter of transmittal that will contain instructions for exchanging your Foothills Bancorp common stock certificates for the merger consideration. If you have certificates evidencing your shares of Foothills Bancorp common stock, you will need to complete and return the letter of transmittal and follow the instructions in the letter of transmittal for delivery of the certificates with their completed forms to the exchange agent. See “The Merger Agreement — Exchange of Certificates” beginning on page 59.
Q:	Who is the exchange agent for the merger?
A:	American Stock & Transfer Company, LLC is the exchange agent for the merger.
Q:	If I have lost my Foothills Bancorp stock certificate(s), can I receive the merger consideration?
A:	Yes. However, as will be detailed in the letter of transmittal delivered to you by the exchange agent, you will have to provide an affidavit attesting to the fact that you lost your Foothills Bancorp stock certificate(s). Additionally, you may have to give SmartFinancial or the exchange agent a bond in an amount determined by SmartFinancial or the exchange agent in order to indemnify SmartFinancial against a loss in the event someone finds or has your lost certificate(s) and is able to transfer such certificate(s). To avoid these measures, you should do everything you can to find your lost certificate(s) before the time comes to send it in. You may also contact Mark W. Loudermilk, Foothills Bancorp’s President and Chief Executive Officer, at (865) 738-2222.
Q:	Do any of Foothills Bancorp’s directors or executive officers have interests in the merger that may differ from those of other Foothills Bancorp shareholders?
A:	Yes. Foothills Bancorp’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Foothills Bancorp shareholders generally. The members of Foothills Bancorp’s board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that Foothills Bancorp shareholders approve and adopt the merger agreement. For a description of these interests, refer to the section entitled “The Merger – Interests of Officers and Directors of Foothills Bancorp in the Merger” beginning on page 55 of this proxy statement/prospectus.
Q:	What is the vote required to approve each proposal at the special meeting?
A:	The merger proposal: Approval of the merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Foothills Bancorp common stock. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

The adjournment proposal: Whether or not a quorum is present, approval of the adjournment proposal requires that the votes cast in favor of the proposal at the special meeting exceed the votes cast opposing the proposal at the special meeting. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the proposal.

Q:	Why is my vote important?
A:	If you do not vote, it will be more difficult for Foothills Bancorp to obtain the necessary quorum to hold the special meeting. In addition, your abstention or your failure to submit a proxy, instruct your bank, broker, or other nominees how to vote or vote in person will have the same effect as a vote “AGAINST” the merger proposal.
Q:	When do you expect to complete the merger?
A:	We presently expect to complete the merger during the fourth quarter of 2018. However, we cannot assure you when or if the merger will occur. We must first obtain the necessary regulatory approvals, the approval of the merger proposal by the shareholders of Foothills Bancorp, and satisfy other closing conditions contained in the merger agreement.
Q:	What should I do if I receive more than one set of voting materials?
A:	Foothills Bancorp shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. If you are a holder of record of Foothills Bancorp common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Foothills Bancorp common stock that you own.
Q:	What are the conditions to completion of the merger?
A:	In addition to the approval of the merger proposal by Foothills Bancorp shareholders, as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), SmartFinancial’s, Foothills Bancorp’s, and Foothills Bank’s performance of their respective obligations under the merger agreement in all material respects, and each of SmartFinancial’s and Foothills Bancorp’s receipt of a tax opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement — Conditions to Consummation of the Merger” beginning on page 70 of this proxy statement/prospectus.
Q:	What happens if the merger is not completed?
A:	If the merger is not completed, holders of Foothills Bancorp common stock will not receive any consideration for their shares in connection with the merger. Instead, Foothills Bancorp will remain an independent, private company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Foothills Bancorp. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 71 for a discussion of the circumstances under which termination fees will be required to be paid.
Q:	Whom should I call with questions about the merger?
A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, are unable to locate your Foothills Bancorp stock certificate(s), or need help voting your shares of Foothills Bancorp common stock, please contact Mark W. Loudermilk, President and Chief Executive Officer of Foothills Bancorp, at (865) 738-2222.
Q:	Are there risks associated with the merger that I should consider in deciding how to vote?
A:	Yes. There are a number of risks related to the merger and the other transactions contemplated by the merger agreement, including the merger and the bank merger that are discussed in this proxy statement/prospectus and in the appendices. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 17 and in SmartFinancial’s SEC filings incorporated by reference herein and referred to in “Where You Can Find More Information” beginning on page 136.

SUMMARY

This summary highlights material information regarding the merger and the special meeting contained later in this proxy statement/prospectus. This summary does not contain all of the information that may be important to you. We urge you to carefully read this entire document, including the appendices and enclosures, to better understand the merger and its potential impact on you before deciding how to vote. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Parties to the Merger Agreement (pages 74 and 131)

SmartFinancial

SmartFinancial, Inc.
5401 Kingston Pike, Suite 600
Knoxville, Tennessee 37919
(865) 868-0613

SmartFinancial is a Knoxville, Tennessee-based corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended (which we refer to as the “Bank Holding Company Act”). SmartFinancial is the publicly traded bank holding company for SmartBank, which operates offices across Tennessee, Alabama, and the Florida Panhandle.

As of June 30, 2018, SmartFinancial had total assets of approximately $2 billion. Shares of SmartFinancial common stock are traded on the Nasdaq Capital Market under the symbol “SMBK.” Additional information about SmartFinancial and its subsidiaries can be found under the heading “Information about SmartFinancial” beginning on page 74.

Foothills Bancorp Parties

Foothills Bancorp, Inc.
Foothills Bank & Trust
214 Keller Lane
Maryville, Tennessee 37801
(865) 738-2222

Foothills Bancorp is a Tennessee-based corporation and bank holding company registered under the Bank Holding Company Act. Foothills Bancorp is the bank holding company for Foothills Bank, a Tennessee chartered commercial bank headquartered in Maryville, Tennessee, with two branches in Maryville and one branch in Knoxville, Tennessee. As of June 30, 2018, Foothills Bank had total assets of approximately $220.2 million, total deposits of $187.1 million, and total shareholders’ equity of approximately $21.0 million.

The Merger (page 36)

Pursuant to the merger agreement, Foothills Bancorp will merge into SmartFinancial subject to and upon the terms and conditions set forth in the merger agreement, with SmartFinancial as the surviving corporation. Immediately following the merger, Foothills Bank will merge with and into SmartBank subject to and upon the terms and conditions set forth in an agreement and plan of merger entered into by Foothills Bank and SmartBank, with SmartBank as the surviving bank. The merger agreement is attached as Appendix A and is incorporated into this proxy statement/prospectus by reference. We encourage you to read the merger agreement carefully as it is the legal document that governs the merger.

We expect to complete the merger during the fourth quarter of 2018. However, neither SmartFinancial nor Foothills Bancorp can assure you of when or if the merger will be completed. Foothills Bancorp must obtain the approval of its shareholders for the merger proposal at the special meeting. SmartFinancial and Foothills Bancorp must also satisfy certain other closing conditions, including receiving certain required regulatory approvals. If the merger has not been completed by March 31, 2019, either SmartFinancial or the Foothills Bancorp parties may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the merger to occur by failing to comply with its obligations under the merger agreement.

What Foothills Bancorp Shareholders Will Receive in the Merger (page 58)

At the effective time of the merger, holders of Foothills Bancorp common stock will become entitled to receive: (i) 0.666 shares of SmartFinancial common stock and (ii) $1.75 in cash for each share of Foothills Bancorp common stock held at the effective time of the merger. SmartFinancial will not issue any fractional shares of its common stock in the merger and will instead pay to each former shareholder of Foothills Bancorp who otherwise would be entitled to receive such fractional share an amount in cash, without interest and rounded to the nearest cent, determined by multiplying (a) the volume weighted average of the closing prices of SmartFinancial common stock on the Nasdaq Capital Market for the ten consecutive trading days ending on and including the trading day immediately preceding the closing date by (b) the fraction of a share of SmartFinancial common stock that such shareholder would otherwise be entitled to receive as stock consideration.

Issued Shares of SmartFinancial Common Stock Will be Eligible for Trading (page 57)

The shares of SmartFinancial common stock to be issued as stock consideration to Foothills Bancorp shareholders upon consummation of the merger will, subject to official notice of issuance, be authorized for listing and eligible for trading on the Nasdaq Capital Market under the symbol “SMBK.”

Voting Agreements (page 54)

The directors of Foothills Bancorp who collectively beneficially own and have the power to vote approximately 20.0% of the Foothills Bancorp common stock have entered into agreements with SmartFinancial in which they have agreed, among other things, to vote their shares of Foothills Bancorp common stock in favor of the merger proposal and the adjournment proposal. The voting agreements automatically terminate upon the earlier to occur of (a) the approval by Foothills Bancorp’s shareholders of the merger proposal or (b) the termination of the merger agreement. As of the record date, the directors and executive officers of Foothills Bancorp and their affiliates collectively beneficially owned and were entitled to vote 366,528 shares of Foothills Bancorp common stock, representing approximately 20.6% of the outstanding shares of Foothills Bancorp common stock.

Regulatory Approvals (page 57)

Subject to the terms of the merger agreement, both SmartFinancial and the Foothills Bancorp parties have agreed to use commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, including the merger and the bank merger. These approvals include, among others, approval from the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the Tennessee Department of Financial Institutions, or the TDFI. SmartBank has filed an interagency bank merger act application with the Federal Reserve and with the TDFI. As of the date of this proxy statement/prospectus, SmartFinancial and SmartBank have not received any of the required regulatory approvals.

Although neither SmartFinancial nor Foothills Bancorp knows of any reason why these regulatory approvals cannot be obtained in a timely manner, SmartFinancial and Foothills Bancorp cannot be certain when or if they will be obtained.

Completion of the Merger is Subject to Customary Conditions (page 70)

The completion of the merger is subject to a number of customary conditions being met, including the approval of the merger proposal by the requisite vote of Foothills Bancorp shareholders, as well as receipt of all required regulatory approvals. Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. Neither SmartFinancial nor Foothills Bancorp can be certain when (or if) the conditions to the merger will be satisfied or waived by the applicable party or that the merger will be completed.

Foothills Bancorp Special Meeting (page 32)

The special meeting will be held on October 18, 2018 at 5:30 p.m., local time, at the main office of Foothills Bank at 214 Keller Lane, Maryville, Tennessee 37801.

At the special meeting, Foothills Bancorp shareholders will be asked to:

•	approve the merger proposal; and
•	approve the adjournment proposal.

All shareholders of record of Foothills Bancorp common stock as of the close of business on September 14, 2018, the record date for the special meeting, are entitled to receive notice of, and to vote at, the special meeting, or any adjournment or postponement thereof, in accordance with Tennessee law. The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Foothills Bancorp common stock entitled to vote at the special meeting will constitute a quorum. Abstentions, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote (page 32)

The merger proposal: Approval of the merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of Foothills Bancorp common stock. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

The adjournment proposal: Whether or not a quorum is present, approval of the adjournment proposal requires that the votes cast in favor of the proposal at the special meeting exceed the votes cast opposing the proposal at the special meeting. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the proposal.

Foothills Bancorp’s Board of Directors Recommends that Foothills Bancorp Shareholders Vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal (page 34)

The Foothills Bancorp board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the bank merger, are advisable and in the best interests of Foothills Bancorp and its shareholders, and has approved and adopted the merger agreement. The Foothills Bancorp board of directors recommends that holders of shares of Foothills Bancorp common stock vote “FOR” the merger proposal and “FOR” the adjournment proposal. For the factors considered by the Foothills Bancorp board of directors in reaching its decision to approve and adopt the merger agreement, see “The Merger — Foothills Bancorp’s Reasons for the Merger; Recommendation of the Foothills Bancorp Board of Directors” beginning on page 40.

Foothills Bancorp’s and Foothill Bank’s Officers and Directors Have Financial Interests in the Merger that are Different From or in Addition to the Interests of Other Foothills Bancorp Shareholders (page 55)

In considering the recommendation of the Foothills Bancorp board of directors, shareholders should be aware that the directors and executive officers of Foothills Bancorp have certain interests in the merger that may be different from, or in addition to, the interests of Foothills Bancorp shareholders generally. The Foothills Bancorp board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Foothills Bancorp shareholders vote to approve the merger proposal.

These interests include:

•	Joseph Hamdi, Foothills Bank’s Chief Lending Officer, and Foothills Bank’s Senior Vice Presidents Steven Kitts and David Conner have entered into employment agreements, each dated as of June 27, 2018, with SmartBank, which will be effective as of the consummation of the bank merger. Under their respective employment agreements, Mr. Hamdi will serve as Senior Vice President, Knox County Market Executive of SmartBank, Mr. Kitts will serve as Senior Vice President, Relationship Manager of SmartBank, and Mr. Conner will serve as Senior Vice President, Blount County Commercial Lender/Relationship Manager of SmartBank. These employment agreements all have an initial term of two years followed by annual one-year extensions, with the annual base salary for each of Messrs. Hamdi, Kitts, and Conner being $186,000, $130,000, and $150,000, respectively. Additionally, the employment agreements of Messrs. Hamdi and Kitts provide that in the event SmartBank terminates their employment without cause or either of Mr. Hamdi or Mr. Kitts terminate his employment for good reason, they will each receive (a) a severance payment equal to one times their then-current annual base salary, and (b) reimbursement for any employee-paid monthly Consolidated Omnibus

Budget Reconciliation Act (which we refer to as “COBRA”) premiums for up to 12 months. Mr. Kitts will receive a one-time payment of $25,000 from SmartBank should he remain a full-time employee of SmartBank through the later of March 31, 2019 and the Foothills Bank data processing core system conversion.

•	Mr. Hamdi will receive a one-time payment of $309,000 from Foothills Bank in connection with the closing of the merger. Mark Loudermilk, President and Chief Executive Officer of Foothills Bank and Foothills Bancorp, and Melissa Hodges, Senior Vice President and Chief Compliance Officer of Foothills Bank, will each receive change of control payments in connection with the merger pursuant to the terms of their respective employment agreements with Foothills Bank. Mr. Loudermilk will receive a lump sum cash payment of approximately $527,875, plus continuation of insurance and benefits for a period of 30 months with the option to elect COBRA coverage at his own expense for an additional 18 months. Ms. Hodges will receive a lump sum cash payment of approximately $188,000, plus continuation of insurance and benefits for a period of 24 months.
•	Foothills Bancorp’s directors and certain executive officers of Foothills Bancorp and Foothills Bank hold options to purchase shares of Foothills Bancorp common stock. In connection with the merger, all outstanding and unexercised stock options, including unvested options, will be cancelled in exchange for the right to receive a single lump sum cash payment equal to the product obtained by multiplying (i) the number of shares of Foothills Bancorp common stock subject to such option, by (ii) $17.50 less the exercise price per share of such option. Foothills Bancorp and Foothills Bank directors and officers, as a group, will receive cash payments totaling approximately $2.96 million in connection with the cancellation of their stock option agreements. Foothills Bancorp and Foothills Bank executive officers, as a group, will receive accelerated vesting of options to purchase 30,000 shares of common stock in connection with the merger.
•	Foothills Bancorp’s and Foothills Bank’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement for a period of six years.

For a more complete description of these interests, see “The Merger — Interests of Officers and Directors of Foothills Bancorp in the Merger” beginning on page 55.

Most Foothills Bancorp Shareholders May Resell SmartFinancial Common Stock (page 2)

The shares of SmartFinancial common stock to be issued to the shareholders of Foothills Bancorp in connection with the merger will be freely tradable by such shareholders, except that if any Foothills Bancorp shareholders are deemed to be “affiliates” of SmartFinancial, they must abide by certain transfer restrictions under the Securities Act.

The Merger Generally Will Be Tax-Deferred to Holders of Foothills Bancorp Common Stock to the Extent They Receive SmartFinancial Common Stock but Will Be Taxable With Respect to Any Cash Received (page 51)

The merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of Foothills Bancorp and Foothills Bank to effect the merger that Foothills Bancorp receive a written opinion from Baker Donelson, dated as of the closing date of the merger, to the effect that for United States federal income tax purposes the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the obligation of SmartFinancial to effect the merger that SmartFinancial receive a written opinion from Butler Snow, dated as of the closing date of the merger, to the effect that for United States federal income tax purposes the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The opinions will not bind the Internal Revenue Service or any court, which could view the merger differently.

A United States holder (as defined in the section entitled “Material United States Federal Income Tax Consequences” beginning on page 51) of Foothills Bancorp common stock will recognize gain (but not loss) on the receipt of any cash consideration in an amount equal to the lesser of (i) the amount of cash received by such holder of Foothills Bancorp common stock (in each case excluding any cash received instead of fractional share interests in SmartFinancial), or (ii) the amount by which the sum of the fair market value of the Smart Financial stock and cash received by a holder of Foothills Bancorp stock exceeds such holder’s tax basis in its Foothills

Bancorp common stock. This gain generally will be a capital gain and will be a long-term capital gain if the holding period for the shares of Foothills Bancorp common stock exchanged for cash is more than one year at the completion of the merger. Further, if a Foothills Bancorp shareholder receives cash consideration in lieu of a fractional share of SmartFinancial common stock, such exchange generally will be treated as a taxable transaction causing such Foothills Bancorp shareholder to recognize gain or loss on the exchange.

You should read “Material United States Federal Income Tax Consequences of the Merger” beginning on page 51 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You are strongly encouraged to consult your tax advisor to fully understand the tax consequences of the merger to you.

Comparative Rights of Shareholders (page 95)

The rights of Foothills Bancorp’s shareholders are currently governed by Foothills Bancorp’s charter and bylaws. The rights of SmartFinancial’s shareholders are currently governed by SmartFinancial’s charter and bylaws. Additionally, Tennessee corporate law governs the rights of the shareholders of both SmartFinancial and Foothills Bancorp. Upon consummation of the merger, the shareholders of Foothills Bancorp will become shareholders of SmartFinancial, and the charter and bylaws of SmartFinancial will govern their rights. SmartFinancial’s charter and bylaws differ somewhat from those of Foothills Bancorp with respect to certain matters. The different shareholder rights are explained more fully in “Comparative Rights of Shareholders” beginning on page 95.

Termination of the Merger Agreement and Termination Fee (page 71)

The Foothills Bancorp parties and SmartFinancial may mutually agree to terminate the merger agreement at any time. Additionally, the merger agreement may be terminated:

•	by SmartFinancial or the Foothills Bancorp parties, in the event that Foothills Bancorp’s shareholders do not approve the merger proposal, provided that in the case of termination by the Foothills Bancorp parties Foothills Bancorp and its board of director have complied with their obligations to call and hold the special meeting and to recommend and solicit approval of the merger agreement by Foothills Bancorp’s shareholders;
•	by SmartFinancial or the Foothills Bancorp parties, in the event that any consent, approval, or waiver from the Federal Reserve, the TDFI, the United States Department of Justice, or any other governmental agency required in connection with the consummation of the transactions contemplated by the merger agreement, including the merger and the bank merger, has been denied by final and non-appealable action of such governmental authorities or any application for any such consent, approval, or waiver has been permanently withdrawn at the request of any such governmental authority, provided the denial or withdrawal is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;
•	by SmartFinancial or the Foothills Bancorp parties, in the event that any court or other governmental authority of competent jurisdiction has issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the merger agreement, including the merger and the bank merger, provided that the action of such governmental authority is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;
•	by SmartFinancial or the Foothills Bancorp parties, in the event the merger is not consummated by March 31, 2019, provided that the failure to consummate the merger by such date is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;
•	by SmartFinancial: (a) in the event of a breach of the merger agreement by Foothills Bancorp or Foothills Bank, if the breach (individually or in the aggregate with all other breaches) would, if occurring or continuing on the closing date for the merger, result in any of the conditions to the merger not being satisfied and is not cured by the earlier of March 31, 2019, and 30 days after written notice to the breaching party of the breach (provided that SmartFinancial is not in material breach of the merger agreement) (which we refer to as a “SmartFinancial material breach termination”); (b) in the event that, (i) the Foothills Bancorp parties breach their obligations under the merger agreement relative to acquisition proposals or calling and holding the special meeting and recommending and soliciting approval of the merger agreement by Foothills Bancorp’s shareholders or (ii) the Foothills Bancorp board of directors does not recommend in this proxy statement/prospectus the approval of the merger agreement and the transactions contemplated thereby by Foothills Bancorp’s shareholders, including the merger and the bank merger, or, after having made such recommendation, subsequently changes such recommendation; or (c) in the event of a third-party tender or exchange offer for 10% or more of the outstanding shares of Foothills Bancorp stock is commenced and Foothills Bancorp’s board of directors recommends that Foothills Bancorp shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that Foothills Bancorp shareholders reject the tender or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act;

•	by the Foothills Bancorp parties: (a) in the event of a breach of the merger agreement by SmartFinancial if the breach (individually or in the aggregate with all other breaches) would, if occurring or continuing on the closing date for the merger, result in any of the conditions to the merger not being satisfied and is not cured by the earlier of March 31, 2019, and 30 days after written notice to the breaching party of the breach (provided that the Foothills Bancorp parties are not in material breach of the merger agreement); or (b) at any time prior to approval of the merger agreement by the Foothills Bancorp shareholders, for the purpose of entering into an agreement with regard to a superior proposal, provided that the Foothills Bancorp parties have not breached their obligations under the merger agreement relative to acquisition proposals or calling and holding the special meeting and recommending and soliciting approval of the merger agreement by Foothills Bancorp’s shareholders;

The Foothills Bancorp parties will be required to pay SmartFinancial a termination fee of $1,450,000:

•	in the event of a SmartFinancial material breach termination, if at or before the special meeting the Foothills Bancorp parties receive a bona fide acquisition proposal that is not withdrawn prior to the date of termination of the merger agreement and within 12 months of the date of termination Foothills Bancorp or Foothills Bank enters into a definitive agreement with respect to or consummates an acquisition proposal, whether or not the same acquisition proposal first mentioned above;
•	in the event the SmartFinancial parties terminate the merger agreement because, (i) the Foothills Bancorp parties breach their obligations under the merger agreement relative to acquisition proposals or calling and holding the special meeting and recommending and soliciting approval of the merger agreement by Foothills Bancorp’s shareholders or (ii) the Foothills Bancorp board of directors does not recommend in this proxy statement/prospectus the approval of the merger agreement and the transactions contemplated thereby by Foothills Bancorp’s shareholders, including the merger and the bank merger, or, after having made such recommendation, subsequently changes such recommendation;
•	in the event the SmartFinancial parties terminate the merger agreement because Foothills Bancorp’s board of directors recommends that Foothills Bancorp shareholders tender their shares in a third-party tender or exchange offer for 10% or more of any class or series of outstanding shares of Foothills Bancorp stock or otherwise fails to recommend that Foothills Bancorp shareholders reject the tender or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or
•	in the event the Foothills Bancorp parties terminate the merger agreement for the purpose of entering into an agreement with regard to a superior proposal.

The above-described termination fee payable by the Foothills Bancorp parties could discourage other companies from seeking to acquire or merge with the Foothills Bancorp parties prior to completion of the merger and could cause the Foothills Bancorp parties to reject any acquisition proposal from a third party which does not take into account the termination fee.

Foothills Bancorp Shareholders Have Dissenters’ Rights (page 50)

Tennessee law permits holders of Foothills Bancorp common stock to dissent from the merger and to have the fair value of their Foothills Bancorp common stock paid in cash. To do this, a Foothills Bancorp shareholder must follow certain procedures, including filing certain notices with Foothills Bancorp and refraining from voting the shareholder’s shares of Foothills Bancorp common stock in favor of the merger proposal. If a Foothills Bancorp shareholder properly dissents from the merger proposal, that shareholder’s shares of Foothills Bancorp common stock will not be exchanged for the merger consideration, but rather, that shareholder’s only right will be to receive the appraised value of the shareholder’s shares in cash. For a complete description of these dissenters’ rights, see page 50 and Appendix B to this proxy statement/prospectus where the full text of those sections of the Tennessee Business Corporation Act applicable to dissenters’ rights is set out. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Foothills Bancorp before the vote is taken and the shareholder does not vote in favor of the merger proposal.

Opinion of Financial Advisor to Foothills Bancorp (page 41 and Appendix C)

Monroe Financial Partners, Inc., or Monroe Financial, has delivered a written opinion to Foothills Bancorp’s board of directors, as of June 27, 2018, based upon and subject to certain matters stated in the opinion, that the merger consideration is fair, from a financial point of view, to Foothills Bancorp. This opinion is attached to this proxy statement/prospectus as Appendix C. The opinion of Monroe Financial is not a recommendation to any shareholder of Foothills Bancorp as to how to vote on the proposal to approve the merger agreement, the merger, or the issuance of SmartFinancial common stock to the shareholders of Foothills Bancorp in the merger. You should read this opinion completely to understand the procedures followed, matters considered, and limitations on the reviews undertaken by Monroe Financial in providing its opinion. For further information, see “The Merger — Opinion of Foothills Bancorp’s Financial Advisor” beginning on page 41.

Risk Factors (page 17)

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 17.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

SmartFinancial

SmartFinancial common stock is traded on the Nasdaq Capital Market under the symbol “SMBK.” There is no established public trading market for Foothills Bancorp common stock, and shares of Foothills Bancorp common stock are traded solely in individually-arranged transactions between buyers and sellers.

The following table presents the closing sale price of SmartFinancial common stock on June 27, 2018, the last trading day before the date of the public announcement of the merger agreement, and September 6, 2018, the last practicable date before the date of this proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of Foothills Bancorp common stock on that date, calculated by multiplying the closing sale price of SmartFinancial common stock on those dates by the exchange ratio (0.666) and adding $1.75 per share in cash consideration.

The following table shows only historical comparisons. No assurance can be given as to what the market price of the SmartFinancial common stock will be when the merger is completed or any time thereafter. Because the market value of SmartFinancial common stock will fluctuate after the date of this proxy statement/prospectus, no assurance can be given as to the value a share of SmartFinancial common stock will have when received by a Foothills Bancorp shareholder. Foothills Bancorp shareholders are advised to obtain current market quotations for Foothills Bancorp common stock and SmartFinancial common stock and to review carefully the other information contained in this proxy statement/prospectus in considering whether to approve the proposals contained in this proxy statement/prospectus.

Date	SmartFinancial common stock	Equivalent Foothills Bancorp share price(1)
June 27, 2018	$25.82	$18.94
September 6, 2018	$25.14	$18.49
(1)	Equivalent per share price includes $1.75 cash consideration per share.

The following table sets forth, for the periods indicated, the high and low sales prices of SmartFinancial common stock and cash dividends paid per share of SmartFinancial common stock for the periods indicated.

	High	Low	Cash Dividends Paid Per Share
2018
First Quarter	$23.70	$21.03	—
Second Quarter	$26.71	$23.00	—
Third Quarter (through September 6)	$27.42	$24.05	—
2017
First Quarter	$23.20	$17.17	—
Second Quarter	$26.26	$20.35	—
Third Quarter	$25.95	$22.31	—
Fourth Quarter	$24.98	$21.10	—
2016
First Quarter	$18.50	$14.75	—
Second Quarter	$18.75	$14.21	—
Third Quarter	$16.79	$14.41	—
Fourth Quarter	$20.58	$16.14	—

As of September 6, 2018, the last practicable date prior to the date of this proxy statement/prospectus, there were 12,748,397 shares of SmartFinancial common stock issued and outstanding and approximately 827 shareholders of record.

SmartFinancial has not paid dividends to its common shareholders during the last three years. As a holding company, SmartFinancial is ultimately dependent upon its bank subsidiary, SmartBank, to provide funding for SmartFinancial’s operating expenses, debt service, and dividends. Various banking laws and regulations applicable to SmartBank limit the payment of dividends and other distributions by SmartBank to SmartFinancial, and these laws and regulations may limit SmartFinancial’s ability to pay dividends to its shareholders. Additionally, bank regulatory authorities could impose administratively stricter limitations on the ability of SmartBank to pay dividends to SmartFinancial if such limitations were deemed appropriate to preserve certain capital adequacy requirements. Accordingly, there can be no assurance that SmartFinancial will pay dividends to its shareholders in the future. See the information included in this proxy statement/prospectus in the Section “Information about SmartFinancial — Bank holding company dividends” and “— Bank dividends” beginning on page 79.

Foothills Bancorp

There is no established public trading market for Foothills Bancorp’s common stock, and shares of Foothills Bancorp common stock are thinly traded in private transactions. A Foothills Bancorp common stock shareholder who desires to sell his or her common stock must privately locate one or more willing buyers. Additionally, a seller in this private transaction may ultimately be motivated to sell for reasons that are different from a seller of shares with an established public market. Recent trades of Foothills Bancorp’s common stock are not necessarily indicative of the potential value of Foothills Bancorp’s common stock if it were actually traded in a public market. The price per share for trades among Foothills Bancorp’s common shareholders are not necessarily reported to Foothills Bancorp’s management, and trades known to Foothills Bancorp management are not necessarily the only trades of Foothills Bancorp’s common stock. To the best knowledge of Foothills Bancorp’s management, the most recent trades were an aggregate of 165 shares at a price of $12.00 per share on April 6, 2018.

Payment of dividends by Foothills Bancorp is subject to certain regulations that may limit or prevent the payment of dividends and is further subject to the discretion of Foothills Bancorp’s board of directors. During the previous three years, Foothills Bancorp has paid the following dividends:

	Dividend per Share	Total Paid
June 2016	$0.13	$231,479.38
June 2017	$0.18	$312,484.57
June 2018	$0.20	$355,385.00

As of September 6, 2018, the last practicable date prior to the date of this proxy statement/prospectus, there were 1,776,715 shares of Foothills Bancorp common stock issued and outstanding and approximately 555 Foothills Bancorp shareholders of record.

UNAUDITED COMPARATIVE PER SHARE DATA

Presented below are unaudited per share basic and diluted earnings, cash dividends, and book value for SmartFinancial and Foothills Bancorp on a historical basis, and for Foothills Bancorp on a pro forma equivalent basis. The information presented below should be read together with the historical consolidated financial statements of SmartFinancial, including the related notes, included with this proxy statement/prospectus.

The pro forma, pro forma combined, and pro forma equivalent per share information gives effect to the Tennessee Bancshares merger and Foothills Bancorp merger as if the transactions had been effective as of the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2017, in the case of the net income per share and dividends declared per share data.

The unaudited pro forma adjustments are based upon available information and certain assumptions that SmartFinancial and Foothills Bancorp management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Foothills Bancorp will be reflected in the consolidated financial statements of SmartFinancial on a prospective basis.

Unaudited Comparative Per Share Data
For The Year Ended December 31, 2017

	SmartFinancial Historical(1)	Foothills Bancorp Historical	Equivalent Pro Forma(2)
Net income available to common shareholders, per share:
Basic	$0.56	$0.80	$0.64
Diluted	0.55	0.80	0.63
Equity per common share	$18.46	$11.98	$18.41
(1)	Exclusive of the merger consummated May 1, 2018, pursuant to that certain Agreement and Plan of Merger dated December 12, 2017, by and among SmartFinancial, Tennessee Bancshares, Inc. and Southern Community Bank, pursuant to which Tennessee Bancshares merged with and into SmartFinancial, with SmartFinancial continuing as the surviving corporation.
(2)	The unaudited pro forma equivalent per share amount is calculated by multiplying the pro forma combined per share amount by the exchange ratio of 0.666.

RISK FACTORS

If the merger is consummated, Foothills Bancorp shareholders will receive shares of SmartFinancial common stock in exchange for their shares of Foothills Bancorp common stock. An investment in SmartFinancial common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in Foothills Bancorp common stock. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted on page 30 under the heading “Cautionary Statement Regarding Forward-Looking Statements.” However, there are a number of other risks and uncertainties relating to SmartFinancial that you should consider in deciding how to vote at the special meeting, in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect SmartFinancial’s future financial results and may cause SmartFinancial’s future earnings and financial condition to be less favorable than SmartFinancial’s expectations. There are also a number of risks related to the merger that shareholders of Foothills Bancorp should consider in deciding how to vote on the merger proposal. This section summarizes many of those risks.

Risks Related to the Merger

Because the market price of SmartFinancial common stock will fluctuate, the value of the stock consideration to be received by Foothills Bancorp shareholders is uncertain.

In connection with the merger, each share of Foothills Bancorp common stock (except for certain excluded shares and any dissenting shares) will be converted into the right to receive 0.666 shares of SmartFinancial common stock and $1.75 in cash.

Although the exchange ratio is fixed, the market value of the stock consideration will fluctuate. The market value of the shares of SmartFinancial common stock to be received as stock consideration will vary from the closing price of SmartFinancial common stock on the date SmartFinancial and Foothills Bancorp announced the merger, on the date that this proxy statement/prospectus is mailed to Foothills Bancorp shareholders, on the date of the special meeting, and on the date the merger is completed and thereafter. Any change in the market price of SmartFinancial common stock prior to the completion of the merger will affect the market value of the stock consideration that Foothills Bancorp shareholders will receive upon completion of the merger, and there will be no adjustment to the stock consideration for changes in the market price of shares of SmartFinancial common stock. Stock price changes may result from a variety of factors that are beyond the control of SmartFinancial, including, but not limited to, general market and economic conditions, changes in SmartFinancial’s business, operations, and prospects and regulatory considerations. Therefore, at the time of the special meeting, you will not know the precise market value of the stock consideration Foothills Bancorp shareholders will receive at the effective time of the merger. You should obtain current market quotations for shares of SmartFinancial common stock.

The market price for SmartFinancial common stock may be affected by factors different from those that historically have affected Foothills Bancorp.

Upon completion of the merger, holders of Foothills Bancorp common stock will become holders of SmartFinancial common stock. SmartFinancial’s business differs from that of Foothills Bancorp, and accordingly, the results of operations of SmartFinancial will be affected by some factors that are different from those currently affecting the results of operations of Foothills Bancorp. For a discussion of the businesses of SmartFinancial and Foothills Bancorp and of some important factors to consider in connection with those businesses, see the section entitled “Information About SmartFinancial” beginning on page 74, and “Information About Foothills Bancorp” beginning on page 131.

Integrating Foothills Bank into SmartBank’s operations may be more difficult, costly, or time-consuming than anticipated.

SmartBank and Foothills Bank have operated and, until the bank merger is completed, will continue to operate, independently. Accordingly, the process of integrating Foothills Bank’s operations into SmartBank’s operations could result in the disruption of operations or the loss of Foothills Bank customers and employees, and could make it more difficult to achieve the intended benefits of the merger. Inconsistencies between the standards, controls, procedures, and policies of SmartBank and those of Foothills Bank could adversely affect SmartBank’s ability to maintain relationships with current customers and employees of Foothills Bank if and when the bank merger is completed.

As with any merger of banking institutions, business disruptions may occur that may cause SmartBank to lose customers or may cause Foothills Bank’s customers to withdraw their deposits from Foothills Bank prior to the bank merger’s consummation and from SmartBank thereafter. The realization of the anticipated benefits of the merger may depend in large part on the successful integration of Foothills Bank’s operations into SmartBank’s operations, including the ability to address differences in business models and cultures. If the operations of Foothills Bancorp and Foothills Bank are not successfully integrated into SmartFinancial’s and SmartBank’s operations and on a timely basis, some or all of the expected benefits of the merger and the bank merger may not be realized. Difficulties encountered with respect to such matters could result in an adverse effect on the financial condition, results of operations, capital, liquidity, or cash flows of SmartBank and SmartFinancial.

In addition, the integration and systems conversion of Tennessee Bancshares and its subsidiary following the completion of the Tennessee Bancshares merger on May 1, 2018 is ongoing. It remains a priority for SmartFinancial and continues to utilize human and capital resources. The risk of a diversion of management attention away from ongoing business concerns may be increased by two merger integration processes which are relatively close in time. These integration matters could have an adverse effect on SmartFinancial during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement, including the merger and the bank merger, may be completed, the approval of both the Federal Reserve Board and the TDFI must be obtained. These governmental entities and regulatory agencies may impose conditions, limitations or costs or place restrictions on the conduct of SmartFinancial or SmartBank after the completion of the merger as a condition to the granting of such approvals or require changes to the terms of the merger or the bank merger. Although SmartFinancial and Foothills Bancorp do not currently expect that any material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement, including the merger and the bank merger, or imposing additional costs on the combined company or limiting the combined company’s revenues, any of which might have a material adverse effect on SmartFinancial following the merger and the bank merger. There can be no assurance as to whether the required regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “The Merger Agreement — Conditions to Consummation of the Merger” beginning on page 70 for a discussion of the conditions to the completion of the merger and for a description of the regulatory approvals that must be received in connection with the merger and the bank merger.

SmartFinancial may fail to realize the benefits and cost savings anticipated from the merger.

Although SmartFinancial anticipates that it will realize certain benefits and cost savings as to the operations of Foothills Bancorp and Foothills Bank and otherwise from the merger if and when the operations of Foothills Bancorp and Foothills Bank are fully integrated into SmartFinancial’s and SmartBank’s operations, it is possible that SmartFinancial may not realize all of the benefits and cost savings that it has estimated to be realized from the merger and the bank merger. For example, SmartFinancial may be required to continue to operate or maintain functions that are currently expected to be combined or reduced as a result of the merger. The realization of the estimated benefits and cost savings also will depend on our ability to combine the operations of SmartFinancial and SmartBank with the operations of Foothills Bancorp and Foothills Bank in a manner that permits those benefits and costs savings to be realized. If SmartFinancial is not able to integrate the operations of Foothills Bancorp and Foothills Bank into SmartFinancial’s and SmartBank’s operations successfully and to reduce the combined costs of conducting the integrated operations of the two banks, the anticipated benefits and cost savings may not be fully realized, if at all, or may take longer to realize than expected. The failure to realize those benefits and cost savings could materially adversely affect the combined company’s financial condition, results of operations, capital, liquidity, or cash flows.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

SmartFinancial expects to incur significant costs associated with combining the operations of Foothills Bancorp and Foothills Bank with the operations of SmartFinancial and SmartBank. SmartFinancial recently began collecting information in order to formulate detailed integration plans to deliver anticipated cost savings. Additional unanticipated costs may be incurred in the integration of the businesses of SmartFinancial and Foothills Bancorp. Although SmartFinancial expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Whether or not the merger is consummated, each of SmartFinancial and Foothills Bancorp will incur substantial expenses, such as legal, accounting, and financial advisory fees, in pursuing the merger which will adversely impact each company’s earnings.

The termination fee and the restrictions on negotiation contained in the merger agreement may discourage other companies from trying to acquire Foothills Bancorp.

Until the consummation of the merger, with some exceptions, Foothills Bancorp is prohibited from soliciting, initiating, knowingly facilitating or encouraging, or participating in any discussion, negotiation, or activity regarding an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than SmartFinancial. In addition, Foothills Bancorp has agreed to pay a termination fee of $1.45 million to SmartFinancial if the merger agreement is terminated under certain circumstances, including a change of recommendation of the Foothills Bancorp board of directors. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 71. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Foothills Bancorp from considering or proposing such an acquisition that might result in greater value to Foothills Bancorp’s shareholders than the merger, or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Foothills Bancorp than it might otherwise have proposed to pay.

Certain executive officers and directors of Foothills Bancorp and Foothills Bank have interests in the merger different from, or in addition to, the interests of Foothills Bancorp shareholders.

Certain of Foothills Bancorp’s and Foothills Bank’s existing directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Foothills Bancorp’s shareholders generally. For example, certain Foothills Bancorp and Foothills Bank executive officers have entered into employment agreements with SmartBank which will take effect following the consummation of the merger. The Foothills Bancorp board of directors was aware of these interests when it approved and adopted the merger agreement. See “The Merger — Interests of Officers and Directors of Foothills Bancorp and Foothills Bank in the Merger” beginning on page 55.

The opinion delivered to the Foothills Bancorp’s board of directors by its financial advisor prior to the signing of the merger agreement does not reflect any changes in circumstances since the date of the opinion.

Monroe Financial, the financial advisor to Foothills Bancorp, delivered its written opinion to the Foothills Bancorp’s board of directors on June 27, 2018. Changes in the operations and prospects of Foothills Bancorp, Foothills Bank, SmartFinancial, or SmartBank, general market and economic conditions, and other factors that may be beyond the control of Foothills Bancorp, Foothills Bank, SmartFinancial, and SmartBank, may alter the value of Foothills Bancorp, Foothills Bank, SmartFinancial, or SmartBank, or the value of shares of Foothills Bancorp common stock or SmartFinancial common stock by the time the merger is completed. The opinion does not speak as of the date of this document, at the time the merger is completed or as of any date other than the date of the opinion. The opinion is attached as Appendix C to this proxy statement/prospectus. For a description of the opinion, see “The Merger — Opinion of Foothills Bancorp’s Financial Advisor” beginning on page 41.

Holders of Foothills Bancorp common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of Foothills Bancorp common stock currently have the right to vote in the election of the board of directors of and on other matters affecting Foothills Bancorp. Upon the completion of the merger, each Foothills Bancorp shareholder who receives shares of SmartFinancial common stock as merger consideration will become a shareholder of SmartFinancial with a percentage ownership of SmartFinancial that is smaller than such shareholder’s percentage ownership of Foothills Bancorp. It is currently expected that the former shareholders of Foothills Bancorp as a group will receive shares of SmartFinancial common stock constituting approximately

8.5% of the outstanding shares of SmartFinancial common stock immediately after the effective time of the merger. Because of this, Foothills Bancorp shareholders may have less influence on the management and policies of SmartFinancial than they now have on the management and policies of Foothills Bancorp.

The shares of SmartFinancial common stock to be received by Foothills Bancorp shareholders as consideration for the merger will have different rights from the shares of Foothills Bancorp common stock.

Upon completion of the merger, Foothills Bancorp shareholders will become SmartFinancial shareholders and their rights as shareholders will continue to be governed by Tennessee corporate law, and will additionally be governed by the SmartFinancial charter and bylaws. The rights associated with Foothills Bancorp common stock are different from the rights associated with SmartFinancial common stock. For example, under Tennessee law, dissenters’ rights are not available to holders of a class of stock that is traded on a national securities exchange, such as SmartFinancial common stock, whereas generally under Tennessee law dissenters’ rights are available to holders of a class of stock that is not traded on a national securities exchange, such as Foothills Bancorp common stock. Please see “Comparative Rights of SmartFinancial and Foothills Bancorp Shareholders” beginning on page 95 for a further discussion of the different rights associated with SmartFinancial common stock.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, the merger will not occur or will be delayed and each of SmartFinancial and Foothills Bancorp may lose some or all of the intended benefits and cost savings of the merger. See “The Merger Agreement — Conditions to Consummation of the Merger” beginning on page 70.

Termination of the merger agreement could negatively impact Foothills Bancorp.

If the merger agreement is terminated before closing, Foothills Bancorp may suffer various consequences. For example, Foothills Bancorp’s business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits and cost savings of completing the merger. Also, Foothills Bancorp will have incurred substantial expenses in connection with the proposed merger without realizing the benefits and cost savings of the merger. If the merger agreement is terminated and the Foothills Bancorp board of directors seeks another merger or business combination, Foothills Bancorp shareholders cannot be certain that Foothills Bancorp will be able to find a party willing to pay the equivalent or greater consideration than that which SmartFinancial has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, Foothills Bancorp may be required to pay SmartFinancial a termination fee. See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 71.

SmartFinancial and Foothills Bancorp will be subject to business uncertainties and Foothills Bancorp will be subject to contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on SmartFinancial or Foothills Bancorp. These uncertainties may impair the ability of SmartFinancial or Foothills Bancorp to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Foothills Bancorp or SmartFinancial to seek to change existing business relationships. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of Foothills Bancorp may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If any key employees of Foothills Bancorp or SmartFinancial depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, Foothills Bancorp’s business prior to the merger closing and SmartFinancial’s business after the merger closes could be harmed. In addition, subject to certain exceptions, Foothills Bancorp has agreed to operate its business in the ordinary course, and to comply with certain other operational restrictions, prior to closing the merger. See “The Merger Agreement — Conduct of Business Pending the Merger” beginning on page 63.

The merger may distract SmartFinancial’s management from its other responsibilities.

The acquisition of Foothills Bancorp could cause SmartFinancial’s management to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of

SmartFinancial. Any such distraction on the part of management, if significant, could affect SmartFinancial’s ability to service existing business and develop new business, adversely affect its business and earnings and negatively impact the trading price of its common stock.

The market price of SmartFinancial common stock may decline as a result of the merger.

The market price of SmartFinancial common stock may decline as a result of the merger if SmartFinancial does not achieve the perceived benefits and cost savings of the merger or the effect of the merger on SmartFinancial’s financial results is not consistent with the expectations of financial or industry analysts. In addition, upon completion of the merger, shareholders will own interests in a combined company operating an expanded business with a different mix of assets, risks and liabilities. Shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their shares of the combined company.

SmartFinancial’s management will have broad discretion as to the use of assets acquired from this merger, and may not use these assets effectively.

SmartFinancial’s management will have broad discretion in the application of the assets from this merger and could utilize the assets in ways that do not improve SmartFinancial’s results of operations or enhance the value of its common stock. Foothills Bancorp shareholders will not have the opportunity, as part of their investment decision, to assess whether these acquired assets are being used appropriately. SmartFinancial’s failure to utilize these assets effectively could have a material adverse effect on the combined company, delay the development of products and cause the price of SmartFinancial common stock to decline.

Risks Related to SmartFinancial

If SmartFinancial’s allowance for loan and lease losses and fair value adjustments with respect to acquired loans is not sufficient to cover actual loan losses, its earnings will be adversely affected.

SmartFinancial’s success depends significantly on the quality of its assets, particularly loans. Like other financial institutions, the company is exposed to the risk that its borrowers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. As a result, SmartFinancial may experience significant loan losses that may have a material adverse effect on its operating results and financial condition.

SmartFinancial maintains an allowance for loan and lease losses with respect to its loan portfolio, in an attempt to cover loan losses inherent in its loan portfolio. In determining the size of the allowance, the company relies on an analysis of the loan portfolio, its experience and its evaluation of general economic conditions. The company also makes various assumptions and judgments about the collectability of the loan portfolio, including the diversification in the portfolio, the effect of changes in the economy on real estate and other collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic conditions and their probable impact on borrowers, the amount of charge-offs for the period, and the amount of nonperforming loans and related collateral security.

The application of the acquisition method of accounting in acquisitions has impacted SmartFinancial’s allowance for loan and lease losses. Under the acquisition method of accounting, all acquired loans were recorded in the company’s consolidated financial statements at their fair values at the time of acquisition and the related allowance for loan and lease losses was eliminated because credit quality, among other factors, was considered in the determination of fair value. To the extent that estimates of fair values are too high, the company will incur losses associated with the acquired loans. The allowance, if any, associated with SmartFinancial’s purchased credit impaired loans reflects deterioration in cash flows since acquisition resulting from its quarterly re-estimation of cash flows which involves complex cash flow projections and significant judgment on timing of loan resolution.

If SmartFinancial’s analysis or assumptions prove to be incorrect, its current allowance may not be sufficient, and adjustments may be necessary to allow for different economic conditions or adverse developments in the loan portfolio. Material additions to the allowance for loan and lease losses would materially decrease net income and adversely affect the company’s general financial condition. As an example, an increase in the amount of the reserve to organic loans of 0.05 percent in 2017 would have resulted in a reduction of approximately 3 percent to pre-tax income.

In addition, federal and state regulators periodically review the company’s allowance for loan and lease losses and may require it to increase our allowance for loan and lease losses or recognize further loan charge-offs, based on judgments different than those of management. Any increase in our allowance for loan and lease losses or loan charge-offs required by these regulatory agencies could have a material adverse effect on SmartFinancial’s operating results and financial condition.

SmartFinancial’s success depends significantly on economic conditions in its market areas.

Unlike larger organizations that are more geographically diversified, SmartFinancial’s branches are currently concentrated in Eastern Tennessee, Alabama, and the Florida Panhandle. As a result of this geographic concentration, SmartFinancial’s financial results will depend largely upon economic conditions in these market areas. If the communities in which SmartFinancial operates do not grow or if prevailing economic conditions, locally or nationally, deteriorate, this may have a significant impact on the amount of loans that the company originates, the ability of its borrowers to repay these loans and the value of the collateral securing these loans. A return to economic downturn conditions caused by inflation, recession, unemployment, government action, natural disasters or other factors beyond the company’s control would likely contribute to the deterioration of the quality of the loan portfolio and reduce the level of deposits, which in turn would have an adverse effect on SmartFinancial’s business. As an example, the Florida Panhandle area has been and will continue to be susceptible to major hurricanes, floods, and tropical storms. In 2016, certain of SmartBank’s markets in Eastern Tennessee were disrupted by wildfires which damaged homes and businesses. In addition, some portions of the bank’s target market are in areas which a substantial portion of the economy is dependent upon tourism. The tourism industry tends to be more sensitive than the economy as a whole to changes in unemployment, inflation, wage growth, and other factors which affect consumer’s financial condition and sentiment.

SmartFinancial’s organic loan growth may be limited by regulatory constraints

During 2017 many of the regulatory agencies, including SmartFinancial’s primary federal regulator, increased their focus on the application of an interagency guidance issued in 2006, titled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices.” The 2006 interagency guidance focuses on the risks of high levels of concentration in commercial real estate (which we refer to as “CRE”) lending at banking institutions, and specifically addresses two supervisory criteria:

•	Construction concentration criterion: Loans for construction, land, and land development (which we refer to as “CLD” or “construction”)
•	represent 100 percent or more of a banking institution’s total risk-based capital, commonly referred to as the “100 ratio”
•	Total CRE concentration criterion: Total nonowner-occupied CRE loans (including CLD loans), as defined in the 2006 guidance (“total CRE”), represent 300 percent or more of the institution’s total risk-based capital, and growth in total CRE lending has increased by 50 percent or more during the previous 36 months, commonly referred to as the “300 ratio”

The guidance states that banking institutions exceeding the concentration levels mentioned in the two supervisory criteria should have in place enhanced credit risk controls, including stress testing of CRE portfolios. The guidance also states that institutions with CRE concentration levels above those specified in the two supervisory criteria may be identified for further supervisory analysis. Under the guidance for every $1 in increased capital only $1 can be leveraged to construction lending and only $3 can be lent to total CRE lending. In comparison $1 of capital can be leveraged into about $10 other types of lending. At the end of 2017, the loan portfolio was below both the 100 and 300 ratio as laid out in the guidance, but given the guidance SmartFinancial’s ability to grow those loan types could well be constrained by the amount it is also able to grow capital.

To the extent that SmartFinancial is unable to identify and consummate attractive acquisitions, or increase loans through organic loan growth, it may be unable to successfully implement its growth strategy, which could materially and adversely affect the company.

A substantial part of SmartFinancial’s historical growth has been a result of acquisitions. SmartFinancial intends to continue to grow its business through strategic acquisitions of banking franchises coupled with organic loan growth. Previous availability of attractive acquisition targets may not be indicative of future acquisition opportunities, and SmartFinancial may be unable to identify any acquisition targets that meet its investment objectives. To the extent that SmartFinancial is unable to find suitable acquisition candidates, an important component of its strategy may be lost. If SmartFinancial is able to identify attractive acquisition opportunities, it must generally satisfy a number of conditions prior to completing any such transaction, including certain bank regulatory approvals, which have become substantially more difficult, time-consuming and unpredictable as a result of the recent financial crisis. Additionally, any future acquisitions may not produce the revenue, earnings or synergies that SmartFinancial anticipated. As SmartFinancial’s purchased credit impaired loan portfolio, which produces substantially higher yields than its organic and purchased non-credit impaired loan portfolios, is paid down, SmartFinancial expects downward pressure on its income. If SmartFinancial is unable to replace its purchased credit impaired loans and the related accretion with a significantly higher level of new performing loans and other earning assets due to its inability to identify attractive acquisition opportunities, a decline in loan demand, competition from other financial institutions in its markets, stagnation or continued deterioration of economic conditions, or other conditions, its financial condition and earnings may be adversely affected.

SmartFinancial’s strategic growth plan contemplates additional acquisitions, which could expose it to additional risks.

SmartFinancial periodically evaluates opportunities to acquire additional financial institutions. As a result, the company may engage in negotiations or discussions that, if they were to result in a transaction, could have a material effect on operating results and financial condition, including short and long-term liquidity. SmartFinancial’s acquisition activities could be material and could require the use of a substantial amount of common stock, cash, other liquid assets, and/or debt.

SmartFinancial’s acquisition activities could involve a number of additional risks, including the risks of:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management’s attention being diverted from the operation of our existing business;
•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;
•	incurring time and expense required to integrate the operations and personnel of the combined businesses, creating an adverse short-term effect on results of operations; and
•	losing key employees and customers as a result of an acquisition that is poorly received.

SmartFinancial’s recent acquisition and future expansion may result in additional risks.

Over the last three years SmartFinancial has completed the acquisitions of Legacy SmartFinancial, Tennessee Bancshares, Capstone, in addition to the proposed merger with Foothills Bancorp. SmartFinancial expects to continue to expand in its current markets and in other select markets through additional branches or through additional acquisitions of all or part of other financial institutions. These types of expansions involve various risks, including the risks detailed below.

Growth. As a result of its merger activity, SmartFinancial may be unable to successfully:

•	maintain loan quality in the context of significant loan growth;
•	obtain regulatory and other approvals;
•	attract sufficient deposits and capital to fund anticipated loan growth;
•	maintain adequate common equity and regulatory capital;
•	avoid diversion or disruption of existing operations or management as well as those of the acquired institution;
•	maintain adequate management personnel and systems to oversee and support such growth;
•	maintain adequate internal audit, loan review and compliance functions; and
•	implement additional policies, procedures and operating systems required to support such growth.

Results of Operations. There is no assurance that existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. SmartFinancial’s growth strategy necessarily entails growth in overhead expenses as it routinely adds new offices and staff. The company’s historical results may not be indicative of future results or results that may be achieved as it continues to increase the number and concentration of its branch offices in newer markets.

Development of offices. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, any new branches SmartFinancial establishes can be expected to negatively impact its earnings for some period of time until they reach certain economies of scale. The same is true for SmartFinancial’s efforts to expand in these markets with the hiring of additional seasoned professionals with significant experience in that market. SmartFinancial’s expenses could be further increased if it encounters delays in opening any of our new branches. SmartFinancial may be unable to accomplish future branch expansion plans due to a lack of available satisfactory sites, difficulties in acquiring such sites, failure to receive any required regulatory approvals, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated merger and acquisition costs, or other factors. Finally, SmartFinancial has no assurance any branch will be successful even after it has been established or acquired, as the case may be.

Regulatory and economic factors. SmartFinancial’s growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments, and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect SmartFinancial’s continued growth and expansion. Such factors may cause SmartFinancial to alter its growth and expansion plans or slow or halt the growth and expansion process, which may prevent SmartFinancial from entering into or expanding in its targeted markets or allow competitors to gain or retain market share in our existing markets.

Failure to successfully address these and other issues related to SmartFinancial’s expansion could have a material adverse effect on its financial condition and results of operations, and could adversely affect its ability to successfully implement its business strategy. Also, if SmartFinancial’s growth occurs more slowly than anticipated or declines, its results of operations and financial condition could be materially adversely affected.

Integrating recent merger partners into SmartBank’s may be more difficult, costly, or time-consuming than anticipated.

SmartFinancial is still in the process of integrating Southern Community Bank and recently integrated Capstone Bank with SmartBank’s business. A successful integration of these businesses with SmartFinancial will depend substantially on its ability to consolidate operations, corporate cultures, systems and procedures and to eliminate redundancies and costs. SmartFinancial may not be able to combine our business with one or both of the targets’ businesses without encountering difficulties, such as:

•	the loss of key employees;
•	disruption of operations and business;
•	inability to maintain and increase competitive presence;
•	loan and deposit attrition, customer loss and revenue loss, including as a result of any decision SmartFinancial may make to close one or more locations;
•	possible inconsistencies in standards, control procedures and policies;
•	unexpected problems with costs, operations, personnel, technology, and credit; and/or
•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit SmartFinancial’s successful integration of one or both of the targets’ businesses. Further, SmartFinancial acquired Capstone and Tennessee Bancshares with the expectation that the acquisitions will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technological efficiencies, cost savings, and operating efficiencies. Achieving the anticipated benefits of this acquisition is subject to a number of uncertainties, including whether SmartFinancial integrated Capstone’s and/or Southern Community Bank’s businesses, including its organizational culture, operations, technologies, services, and products, in an efficient and effective manner, SmartFinancial’s ability to achieve the estimated noninterest expense savings it believes it can achieve, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits on the anticipated timeframe, or at all, could result in a reduction in the price of SmartFinancial’s shares as well as in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially and adversely affect its business, results of operations and financial condition. Additionally, SmartFinancial made fair value estimates of certain assets and liabilities in recording its acquisition of Capstone and will make fair value estimates of certain assets and liabilities in recording its acquisition of Southern Community Bank. Actual values of these assets and liabilities could differ from SmartFinancial’s estimates, which could result in its not achieving the anticipated benefits of the acquisition. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

SmartFinancial may face risks with respect to future acquisitions.

When SmartFinancial attempts to expand its business through mergers and acquisitions (as it has done over the last three years), SmartFinancial seek targets that are culturally similar to it, have experienced management and possess either market presence or have potential for improved profitability through economies of scale or expanded services. In addition to the general risks associated with SmartFinancial’s growth plans which are highlighted above, in general acquiring other banks, businesses or branches, particularly those in markets with which SmartFinancial is less familiar, involves various risks commonly associated with acquisitions, including, among other things:

•	the time and costs associated with identifying and evaluating potential acquisition and merger targets;
•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to the target institution;
•	the time and costs of evaluating new markets, hiring experienced local management, including as a result of de novo expansion into a market, and opening new bank locations, and the time lags between these activities, and the generation of sufficient assets and deposits to support the significant costs of the expansion that SmartFinancial may incur, particularly in the first 12 to 24 months of operations;
•	our ability to finance an acquisition and possible dilution to SmartFinancial’s existing shareholders;
•	the diversion of SmartFinancial’s management’s attention to the negotiation of a transaction and integration of an acquired company’s operations with its own;
•	the incurrence of an impairment of goodwill associated with an acquisition and adverse effects on SmartFinancial’s results of operations;
•	entry into new markets where SmartFinancial has limited or no direct prior experience;
•	closing delays and increased expenses related to the resolution of lawsuits filed by SmartFinancial’s shareholders or shareholders of companies we may seek to acquire;
•	the inability to receive regulatory approvals timely or at all, including as a result of community objections, or such approvals being restrictively conditional; and
•	risks associated with integrating the operations, technologies and personnel of the acquired business.

SmartFinancial expects to continue to evaluate merger and acquisition opportunities that are presented to it in SmartFinancial’s current markets as well as other markets throughout the region and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash or equity securities and related capital raising transactions may occur at any time. Generally, acquisitions of financial institutions involve the payment of a premium over book and market values, and, therefore, some dilution of our book value and fully diluted earnings per share may occur in connection with any future transaction. Failure to realize the expected revenue increases, cost savings, increases in product presence, and/or other projected benefits from an acquisition could have a material adverse effect on SmartFinancial’s financial condition and results of operations.

In addition, SmartFinancial may face significant competition from numerous other financial services institutions, many of which may have greater financial resources than SmartFinancial does, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to SmartFinancial. There can be no assurance that SmartFinancial will be successful in identifying or completing any potential future acquisitions.

SmartBank’s concentration in loans secured by real estate, particularly commercial real estate and construction and development, is subject to risks that could adversely affect results of operations and financial condition.

SmartBank offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer, and other loans. Many of SmartBank’s loans are secured by real estate (both residential and commercial) in its market areas. Consequently, declines in economic conditions in these market areas may have a greater effect on SmartBank’s earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. At December 31, 2017, approximately 81 percent of SmartBank’s loans had real estate as a primary or secondary component of collateral, with 11 percent of its loans secured by construction and development collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If SmartBank is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its earnings and capital could be adversely affected. Real estate values declined significantly during the recent economic crisis and may decline similarly in future periods. Although real estate prices in most of SmartBank’s markets have stabilized or are improving, a renewed decline in real estate values would expose it to further deterioration in the value of the collateral for all loans secured by real estate and may adversely affect its results of operations and financial condition.

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans, particularly when there is a downturn in the business cycle. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy or in occupancy rates in the local economy where the property is located, each of which could increase the likelihood of default on the loan. Because the loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on SmartFinancial’s results of operations and financial condition, which could negatively affect its stock price.

If a commercial real estate loan did default there would be legal expenses associated with obtaining the real estate which is typically collateral for the loan. In the last several years the amount of these legal expenses has been low, compared to periods when the defaults of commercial real estate loans have been higher. Once SmartBank obtains the collateral for the commercial real estate loan the loan is put into foreclosed assets. Foreclosed assets generally do not produce income but do have the costs associated with the ownership of real estate, principally real estate taxes and maintenance costs. Since these assets have a cost to maintain, SmartBank’s goal is to keep costs at a minimum by liquidating the assets as soon as possible. Generally, in spite of SmartFinancial’s best efforts and intentions, foreclosed assets are sold at a loss. Among other reasons the rate of loan defaults increase as the economy worsens and declining economic environment and political turmoil generally results in downward pressure on foreclosed asset values and increased marketing periods. In simple terms, for banks like SmartBank that have a large amount of commercial real estate loans, a worsening economy will typically lead to higher loan delinquencies, followed by increases in loan defaults and greater legal expenses, leading to higher foreclosed asset levels with an increased expense to maintain the properties, ending in a sale of the foreclosed assets - most likely at a loss.

SmartBank’s largest loan relationships currently make up a significant percentage of its total loan portfolio.

As of December 31, 2017, SmartBank’s 10 largest borrowing relationships totaled approximately $149 million in commitments (including unfunded commitments), or approximately 11 percent of its total loan portfolio. The concentration risk associated with having a small number of relatively large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, it could be at risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance could have a material adverse effect on SmartBank and SmartFinancial’s business, financial condition, results of operations, and prospects.

SmartFinancial’s and SmartBank’s corporate structure provides for decision-making authority by regional presidents and banking teams. SmartBank’s business, financial condition, results of operations, and prospects could be negatively affected if employees do not follow internal policies or are negligent in their decision-making.

SmartFinancial attracts and retains its management talent by empowering them to make certain business decisions on a local level. Lending authorities are assigned to relationship managers, regional presidents, and regional credit officers to make credit decisions based on their experience. Additionally, all loans not in full compliance with the bank’s loan policy must be approved by an additional level of authority with adequate credit authority for the exposure and any exposure in excess of $2.8 million in total relationship exposure with some sample loans below this amount are reviewed by SmartFinancial’s Chief Credit Officer in Knoxville, Tennessee. Moreover, for decisions that fall outside of the assigned individual authorities at every level, SmartFinancial’s teams are required to obtain approval from its Officer Loan Committee and/or Directors Loan Committee. SmartFinancial’s local bankers may not follow its internal procedures or otherwise act in its best interests with respect to their decision-making. A failure of SmartFinancial’s employees to follow its internal policies, or actions taken by its employees that are negligent could have a material adverse effect on its business, financial condition, results of operations, and prospects.

Declines in the businesses or industries of SmartBank’s customers could cause increased credit losses and decreased loan balances, which could adversely affect SmartFinancial’s financial results.

The small to medium-sized businesses that SmartFinancial lends to may have fewer resources to weather adverse business developments. That may impair a borrower’s ability to repay a loan, and such impairment could have an adverse effect on our business, financial condition and results of operations. A substantial focus of SmartFinancial’s marketing and business strategy is to serve small to medium-sized businesses in its market areas. As a result, a relatively high percentage of the loan portfolio consists of commercial loans to such businesses. SmartFinancial further anticipates an increase in the amount of loans to small to medium-sized businesses during 2018.

Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which SmartFinancial operates and small to medium-sized businesses are adversely affected or its borrowers are otherwise harmed by adverse business developments, this, in turn, could have an adverse effect on its business, financial condition, and results of operations.

Certain of SmartBank’s deposits and other funding sources may be volatile and impact liquidity.

In addition to the traditional core deposits, such as demand deposit accounts, interest checking, money market savings, and certificates of deposits less than $250,000, SmartBank utilizes or in the past has utilized several noncore funding sources, such as brokered certificates of deposit, Federal Home Loan Bank (which we refer to as “FHLB”) of Cincinnati advances, federal funds purchased, and other sources. SmartBank utilizes these noncore funding sources to fund the ongoing operations and growth. The availability of these noncore funding sources is subject to broad economic conditions and to investor assessment of SmartFinancial’s financial strength and, as such, the cost of funds may fluctuate significantly and/or be restricted, thus impacting its net interest income, its immediate liquidity, and/or its access to additional liquidity. SmartFinancial has somewhat similar risks to the extent high balance core deposits exceed the amount of deposit insurance coverage available.

SmartFinancial imposes certain internal limits as to the absolute level of noncore funding it will incur at any point in time. Should SmartFinancial exceed those limitations, it may need to modify our growth plans, liquidate certain assets, participate loans to correspondents, or execute other actions to allow for it to return to an acceptable level of noncore funding within a reasonable amount of time.

SmartFinancial faces additional risks due to its increase in mortgage banking activities that have and could negatively impact its net income and profitability.

SmartFinancial, through SmartBank, has established mortgage banking operations which expose it to risks that are different from its retail and commercial banking operations. During higher and rising interest rate environments, the demand for mortgage loans and the level of refinancing activity tends to decline, which can lead to reduced volumes of business and lower revenues, which could negatively impact its earnings. While SmartFinancial has been experiencing historically low interest rates, the low interest rate environment likely will not continue indefinitely. Because SmartFinancial sells a substantial portion of the mortgage loans it originates, the profitability of its mortgage banking operations also depends in large part on its ability to aggregate a high volume of loans and sell them in the secondary market at a gain. Thus, in addition to SmartFinancial’s dependence on the interest rate environment, it is dependent upon (a) the existence of an active secondary market and (b) its ability to profitably sell loans into that market. SmartFinancial’s mortgage banking operations incurred additional expenses over $2.1 million in 2017 and generated noninterest income of $1,058 thousand. Profitability of SmartFinancial’s mortgage operations will depend upon its ability to increase production and thus income while holding or reducing costs. In addition, mortgages sold to third-party investors are typically subject to certain repurchase provisions related to borrower refinancing, defaults, fraud or other reasons stipulated in the applicable third-party investor agreements. If the fair value of a loan when repurchased is less than the fair value when sold, SmartFinancial may be required to charge such shortfall to earnings.

Any expansion into new lines of business might not be successful.

As part of SmartFinancial’s ongoing strategic plan, it will continue to consider expansion into new lines of business through the acquisition of third parties, or through organic growth and development. There are substantial risks associated with such efforts, including risks that (a) revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs, (b) competing products and services and shifting market preferences might affect the profitability of such activities, and (c) SmartFinancial’s internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that SmartFinancial’s unfamiliarity with new lines of business might adversely affect the success of such actions. If any such expansions into new product markets are not successful, there could be an adverse effect on SmartFinancial’s financial condition and results of operations.

SmartFinancial may need additional access to capital, which it may be unable to obtain on attractive terms or at all.

SmartFinancial may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments, for future growth or to fund losses or additional provision for loan losses in the future. SmartFinancial’s ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside of its control, and on its financial performance. Accordingly, SmartFinancial may be unable to raise additional capital, if and when needed, on terms acceptable to it, or at all. If SmartFinancial cannot raise additional capital when needed, its ability to further expand its operations through internal growth and acquisitions could be materially impaired and its stock price negatively affected.

Any deficiencies in SmartFinancial’s financial reporting or internal controls could materially and adversely affect the company, including resulting in material misstatements in its financial statements, and could materially and adversely affect the market price of its common stock.

If SmartFinancial fails to maintain effective internal controls over financial reporting, its operating results could be harmed and it could result in a material misstatement in its financial statements in the future. Inferior controls and procedures or the identification of accounting errors could cause SmartFinancial’s investors to lose confidence in its internal controls and question its reported financial information, which, among other things, could have a negative impact on the trading price of its common stock. Additionally, SmartFinancial could become subject to increased regulatory scrutiny and a higher risk of shareholder litigation, which could result in significant additional expenses and require additional financial and management resources.

Inability to retain senior management and key employees or to attract new experienced financial services professionals could impair SmartFinancial’s relationship with its customers, reduce growth, and adversely affect its business.

SmartFinancial has assembled a senior management team which has substantial background and experience in banking and financial services. Moreover, much of SmartFinancial’s organic loan growth in 2012 through 2017 was the result of its ability to attract experienced financial services professionals who have been able to attract customers from other financial institutions. Inability to retain these key personnel or to continue to attract experienced lenders with established books of business could negatively impact SmartFinancial’s growth because of the loss of these individuals’ skills and customer relationships and/or the potential difficulty of promptly replacing them.

SmartFinancial may be subject to losses due to fraudulent and negligent conduct of its loan customers, deposit customers, third party service providers, and employees.

When SmartFinancial makes loans to individuals or entities, it relies upon information supplied by borrowers and other third parties, including information contained in the applicant’s loan application, property appraisal reports, title information and the borrower’s net worth, liquidity and cash flow information. While SmartFinancial attempts to verify information provided through available sources, it cannot be certain all such information is correct or complete. SmartFinancial’s reliance on incorrect or incomplete information could have a material adverse effect on its financial condition or results of operations.

The value of SmartFinancial’s goodwill and other intangible assets may decline in the future.

As of December 31, 2017, SmartFinancial had $50.8 million of goodwill and other intangible assets. A significant decline in SmartFinancial’s financial condition, a significant adverse change in the business climate, slower growth rates, or a significant and sustained decline in the price of SmartFinancial’s common stock may necessitate taking charges in the future related to the impairment of its goodwill and other intangible assets. If SmartFinancial were to conclude that a future write-down of goodwill and other intangible assets is necessary, it would record the appropriate charge, which could have a material adverse effect on its financial condition and results of operations. Future acquisitions could result in additional goodwill.

SmartFinancial’s ability to declare and pay dividends is limited.

There can be no assurance of whether or when the company may pay dividends on SmartFinancial’s common stock in the future. Future dividends, if any, will be declared and paid at the discretion of the SmartFinancial board of directors and will depend on a number of factors. SmartFinancial’s principal source of funds used to pay cash dividends on its common stock will be dividends that it receives from SmartBank. Although SmartBank’s asset quality, earnings performance, liquidity, and capital requirements will be taken into account before SmartFinancial declares or pays any future dividends on its common stock, the SmartFinancial board of directors will also consider its liquidity and capital requirements and the SmartFinancial board of directors could determine to declare and pay dividends without relying on dividend payments from SmartBank.

Federal and state banking laws and regulations and state corporate laws restrict the amount of dividends SmartFinancial may declare and pay. For example, Federal Reserve Board regulations implementing the capital rules required under Basel III do not permit dividends unless capital levels exceed certain higher levels applying capital conservation buffers that began to apply on January 1, 2016 and are being phased in over three years.

Further, in connection with the Capstone merger, SmartFinancial entered into a loan agreement for a revolving line of credit of up to $15 million. Under the terms of the loan agreement, SmartFinancial may not pay dividends on its common stock if it does not satisfy certain financial covenants and capital ratio requirements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including the appendixes hereto and information incorporated by reference, contains statements which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (which we refer to as the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”). Forward-looking statements may relate to, among other matters, the financial condition, results of operations, plans, objectives, future performance, and business of each of SmartFinancial and Foothills Bancorp, as well as certain information relating to the merger. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. The actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which SmartFinancial and Foothills Bancorp are unsure, including many factors that are beyond their control. The words “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” “potential,” “continue,” “contemplate,” “seek,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. You should note that the discussion of SmartFinancial and Foothills Bancorp’s reasons for the merger contain many forward-looking statements that describe beliefs, assumptions, expectations, and estimates of the board or management of each of SmartFinancial and Foothills Bancorp and public sources as of the indicated dates and those assumptions, expectations and estimates may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

The ability to predict results or the actual effects of the combined company’s plans and strategies is inherently uncertain. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements, include, but are not limited to, those identified in the section of this proxy statement/prospectus titled “Risk Factors” beginning on page 17 of this proxy statement/prospectus and the following:

•	expected revenue synergies and cost savings from the combination may not be fully realized or may take longer than anticipated to be realized;
•	disruption from the merger with customers, suppliers or employees or other business partners’ relationships;
•	the risk of successful integration of the two companies’ business;
•	a material adverse change in the financial condition of SmartFinancial or Foothills Bancorp;
•	loan losses that exceed the level of allowance for loan losses of the combined company;
•	lower than expected revenue following the merger;
•	SmartFinancial’s ability to manage the combined company’s growth;
•	the risks inherent or associated with a merger or acquisition, like the merger;
•	ability to obtain governmental approvals of the combination on the proposed terms and schedule;
•	general economic conditions, either nationally or in certain of the Metropolitan Statistical Areas (which we refer to as “MSAs”) in which we operate, that are less favorable than expected resulting in, among other things, a deterioration of the quality of the combined company’s loan portfolio and the demand for its products and services;
•	failure of Foothills Bancorp’s shareholders to approve the merger agreement and the merger;
•	the ability to obtain required governmental approvals of the merger and for such approvals to not be revoked;
•	reputational risk and the risk of adverse reaction of SmartFinancial’s, SmartBank’s, Foothills Bancorp’s or Foothills Bank’s customers, suppliers, employees, or other business partners to the merger;
•	the failure of the closing conditions to be satisfied or any unexpected delay in closing the merger;

•	the risk that the integration of SmartFinancial and Foothills Bancorp’s operations will be materially delayed or will be more costly or difficult than expected;
•	the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	the dilution caused by SmartFinancial’s issuance of additional shares of its common stock in the merger or related to the merger;
•	continuation of the historically low short-term interest rate environment;
•	rapid fluctuations or unanticipated changes in interest rates on loans or deposits;
•	the inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels or regulatory agencies in connection with those agencies’ approval of the merger;
•	credit losses as a result of, among other potential factors, declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;
•	the amount of the combined financial institution’s loan portfolio collateralized by real estate and weaknesses in the real estate market;
•	restrictions or conditions imposed by the combined financial institution’s regulators on its operations;
•	the adequacy of the level of the combined financial institution’s allowance for loan losses and the amount of loan loss provisions required in future periods;
•	examinations by the combined financial institution’s regulatory authorities, including the possibility that the regulatory authorities may, among other things, require the combined financial institution to increase its allowance for loan losses or write down assets;
•	reduced earnings due to higher other-than-temporary impairment charges resulting from additional decline in the value of the combined financial institution’s securities portfolio, specifically as a result of increasing default rates, and loss severities on the underlying real estate collateral;
•	changes in political conditions or the legislative or regulatory environment, including governmental initiatives affecting the financial services industry;
•	general economic conditions resulting in, among other things, a deterioration in credit quality, and other general competitive, political and market conditions;
•	increased competition with other financial institutions and other changes occurring in business conditions, including inflation.

Additional factors are discussed in the reports filed with the SEC by SmartFinancial. See “Where You Can Find More Information” on page 136.

The above list is not intended to be exhaustive and there may be other factors that would preclude us from realizing the predictions made in the forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Foothills Bancorp shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus.

All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to SmartFinancial, Foothills Bancorp, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, SmartFinancial and Foothills Bancorp undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

SPECIAL MEETING OF SHAREHOLDERS

General

With respect to Foothills Bancorp shareholders, this document constitutes a proxy statement of Foothills Bancorp in connection with its solicitation of proxies from its shareholders for the vote on the merger proposal, and on the adjournment proposal. The proxy statement/prospectus is being mailed to Foothills Bancorp shareholders of record on or about September 19, 2018, together with the notice of the special meeting and a proxy solicited by Foothills Bancorp’s board of directors for use at the special meeting and at any adjournments or postponements of the special meeting.

Meeting Date, Time, and Place

The special meeting will be held on October 18, 2018 at 5:30 p.m., local time, at the main office of Foothills Bank at 214 Keller Lane, Maryville, Tennessee 37801.

Matters to be Considered

At the special meeting, Foothills Bancorp shareholders will be asked to:

•	approve the merger proposal; and
•	approve the adjournment proposal.

Each copy of this proxy statement/prospectus mailed to Foothills Bancorp shareholders is accompanied by a proxy form for use at the special meeting.

Record Date; Quorum

The Foothills Bancorp board of directors has fixed the close of business on September 14, 2018 as the record date for determining the Foothills Bancorp shareholders entitled to receive notice of and to vote at the special meeting. As of the record date, there were 1,776,715 shares of Foothills Bancorp common stock outstanding and entitled to vote at the special meeting held by approximately 555 holders of record. Each share of Foothills Bancorp common stock entitles the holder to one vote at the special meeting on each proposal to be considered at the special meeting.

The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Foothills Bancorp common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of Foothills Bancorp common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the special meeting, including any adjournment thereof (unless a new record date is or must be set for the adjourned meeting).

Vote Required; Treatment of Abstentions and Failure to Vote

The merger proposal: Approval of the merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of the outstanding shares of Foothills Bancorp common stock. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

The adjournment proposal: Whether or not a quorum is present, approval of the adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal at the special meeting. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the special meeting, or fail to instruct your bank, broker, or other nominee how to vote with respect to the adjournment proposal, it will have no effect on the proposal.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker, or other nominee that are represented at the special meeting, but with respect to which the bank, broker, or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker, or other nominee does not have discretionary voting power on such proposal. If your bank, broker, or other nominee holds your shares of Foothills Bancorp common stock in “street name,” your bank, broker, or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker, or other nominee with this proxy statement/prospectus. Foothills Bancorp believes that all of the proposals to be presented at the special meeting are “non-routine” proposals, and your bank, broker, or other nominee may not vote your shares without your specific voting instructions. Therefore, if you are a Foothills Bancorp shareholder and you fail to direct your bank, broker, or other nominee to vote your shares, it could have the same effect as voting against the merger proposal and no effect on the adjournment proposal.

Shares Held by Officers and Directors

As of the record date, the directors and executive officers of Foothills Bancorp and their affiliates collectively beneficially owned and were entitled to vote 366,528 shares of Foothills Bancorp common stock, representing approximately 20.6% of the outstanding shares of Foothills Bancorp common stock. In connection with the execution of the merger agreement, directors of Foothills Bancorp who collectively beneficially own and have the power to vote approximately 20.0% of the Foothills Bancorp common stock have entered into agreements with SmartFinancial in which they have agreed, among other things, to vote their shares of Foothills Bancorp common stock for the approval of the merger proposal. As of the record date, excluding shares held in a fiduciary or agency capacity, SmartFinancial and its subsidiaries did not own any shares of Foothills Bancorp common stock.

Voting of Proxies

Each copy of this proxy statement/prospectus mailed to Foothills Bancorp shareholders is accompanied by a proxy card with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete, sign, date, and return the proxy card accompanying this proxy statement/prospectus, regardless of whether you plan to attend the special meeting. You may also vote your shares through the internet. Information and the deadline for voting through the Internet are set forth in the enclosed proxy card instructions. If you hold your stock in “street name” through a bank, broker, or other nominee, you must direct your bank, broker, or nominee how to vote in accordance with the instructions you have received from your bank, broker, or nominee.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF FOOTHILLS BANCORP COMMON STOCK YOU OWN. Accordingly, please sign, date, and return the enclosed proxy card, or vote via the internet, whether or not you plan to attend the special meeting in person.

All shares represented by valid proxies that Foothills Bancorp receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the merger proposal and “FOR” the adjournment proposal. No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Revocability of Proxies

If you hold your shares of Foothills Bancorp common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Foothills Bancorp’s President, (3) attending the special meeting in person, notifying the President, and voting by ballot at the special meeting, or (4) voting via the internet. Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Foothills Bancorp’s President) of a shareholder at the special meeting will not constitute revocation of a previously given proxy. Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Foothills Bancorp, Inc.
Attention: Mark W. Loudermilk, President and Chief Executive Officer
214 Keller Lane
Maryville, TN 37801

If your shares of Foothills Bancorp common stock are held in “street name” by a bank, broker, or other nominee, you should follow the instructions of your bank, broker, or nominee regarding the revocation of proxies.

Solicitation of Proxies

Foothills Bancorp, on behalf of Foothills Bancorp’s board of directors, is soliciting your proxy in connection with the merger. Foothills Bancorp will pay all of the costs of soliciting proxies in connection with the special meeting. In addition to solicitation of proxies by mail, Foothills Bancorp will request that banks, brokers, nominees, and other record holders send proxies and proxy material to the beneficial owners of Foothills Bancorp common stock and secure their voting instructions. Further, directors, officers, and employees of Foothills Bancorp may solicit proxies in person or by telephone or e-mail. However, Foothills Bancorp’s directors, officers, and employees will not be paid any special or extra compensation for soliciting such proxies.

No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by SmartFinancial, SmartBank, Foothills Bancorp, Foothills Bank or any other person.

Recommendation of the Board of Directors

The Foothills Bancorp board of directors has determined that the transactions contemplated by the merger agreement, including the merger and the bank merger, each on the terms and conditions set forth in the merger agreement, are in the best interests of Foothills Bancorp and its shareholders and has approved and adopted the merger agreement. The Foothills Bancorp board of directors recommends that Foothills Bancorp shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal. See “The Merger — Foothills Bancorp’s Reasons for the Merger; Recommendation of the Foothills Bancorp Board of Directors” beginning on page 40 for a more detailed discussion of the Foothills Bancorp board of directors’ recommendation.

In the course of reaching its decision to approve the merger agreement and the merger, Foothills Bancorp’s board of directors, among other things, consulted with its legal advisors, Baker Donelson, regarding the legal terms of the merger agreement, and with its financial advisor, Monroe Financial, as to the fairness, from a financial point of view and as of the date of the opinion, to Foothills Bancorp shareholders of the merger consideration. For a discussion of the factors considered by Foothills Bancorp’s board of directors in reaching its conclusion, see “The Merger — Foothills Bancorp’s Reasons for the Merger; Recommendation of the Foothills Bancorp Board of Directors” beginning on page 40.

Dissenters’ Rights

Holders of Foothills Bancorp common stock who comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act are entitled to dissent from the merger and receive payment of the fair value of their shares of Foothills Bancorp common stock if the merger is consummated. A copy of Chapter 23 of the Tennessee Business Corporation Act is attached as Appendix B to this proxy statement/prospectus. Please see the section entitled “The Merger — Dissenters’ Rights” beginning on page 50 for a summary of the procedures to be followed in asserting dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Foothills Bancorp before the vote on the merger proposal is taken and the shareholder does not vote in favor of the merger proposal.

Attending the Special Meeting

All holders of Foothills Bancorp common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees, or any other shareholder of record, are invited to attend the special meeting. Shareholders of record of Foothills Bancorp common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares, such as a bank, broker, or other nominee, to be able to vote in person at the special meeting.

Assistance

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need help voting your shares of Foothills Bancorp common stock, please contact Mark Loudermilk at (865) 738-2222.

THE MERGER

The following is a summary of certain terms and conditions of the merger and the merger agreement. You are urged to read the merger agreement carefully, and a copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus.

Transaction Structure

Each of the board of directors of SmartFinancial, Foothills Bancorp, and Foothills Bank has approved the merger agreement, which provides for the merger of Foothills Bancorp with and into SmartFinancial, with SmartFinancial to be the corporation to survive, upon and subject to the terms and conditions set forth in the merger agreement and in accordance with the Tennessee Business Corporation Act. At the effective time of the merger, the separate corporate existence of Foothills Bancorp will cease and SmartFinancial, as the surviving corporation of the merger, will continue as a bank holding company chartered under Tennessee law. Following the merger, the charter and bylaws of SmartFinancial as in effect immediately prior to the merger will serve as the charter and bylaws of the surviving corporation, until amended in accordance with applicable law.

Immediately following the merger, Foothills Bank will merge with and into SmartBank, with SmartBank to be the banking corporation to survive the bank merger, upon and subject to the terms and conditions set forth in the agreement and plan of merger entered into by SmartBank and Foothills Bank and in accordance with the Tennessee Banking Act and the Tennessee Business Corporation Act. At the effective time of the bank merger, the separate corporate existence of Foothills Bank will cease and SmartBank, as the surviving corporation of the bank merger, will continue as a banking corporation chartered under Tennessee law. The charter and bylaws of SmartBank as in effect immediately prior to the bank merger will serve as the charter and bylaws of the surviving bank, until amended in accordance with applicable law.

Merger Proposal

At the special meeting, holders of Foothills Bancorp common stock will be asked to vote to approve the merger agreement and the merger. The merger will not be completed unless Foothills Bancorp’s shareholders approve the merger agreement and thus the proposed merger of Foothills Bancorp with and into SmartFinancial.

Background of the Merger

Foothills Bank opened for business in 2007, as a state chartered commercial bank serving Maryville, Tennessee, and surrounding communities. Through the following years, Foothills Bank experienced good growth and financial performance as it grew to three offices in Blount and Knox Counties and over $220 million in total assets. Since its founding, executive management and directors of Foothills Bancorp have considered various strategic alternatives to enhance and maximize shareholder value. These strategic alternatives have included continuing as an independent institution, acquiring other banks, bank branches, or other financial services related businesses, or a sale or merger of Foothills Bancorp.

SmartFinancial’s long-range corporate strategy includes a disciplined merger and acquisition strategy of targets within geographic areas complimentary to the company’s existing footprint, in addition to organic loan and deposit growth. Management has expressed its intention to continue this growth strategy with the goal of becoming the Southeast’s next great community bank. In connection with this strategy, members of SmartFinancial’s board of directors and senior management have met with representatives of various investment banking firms and evaluated various strategic opportunities.

SmartFinancial leadership identified the proposed merger with Foothills Bancorp as a combination of complementary organizations, beneficial to the shareholders of both companies, and a transaction that provides substantial value appreciation opportunities across an attractive geographic footprint. In June 2017, Miller Welborn, Chairman of the SmartFinancial board of directors, Billy Carroll, President and Chief Executive Officer of SmartFinancial, and Bill Carroll, Vice Chairman of SmartFinancial met with Herb Newton, of the Foothills board of directors, to discuss SmartFinancial’s interest in a possible merger with Foothills Bancorp. Mr. Newton reported on this meeting to the Foothills Bancorp board of directors at its regularly scheduled board meeting on June 20, 2017. The Foothills Bancorp board of directors engaged in a general discussion about seeking a merger partner and indicated that it would consider a merger for the right consideration. Subsequent to the board meeting, Mr. Billy Carroll contacted Mark Loudermilk, Chief Executive Officer of Foothills Bancorp, to express SmartFinancial’s interest in an affiliation.

On August 30, 2017, Mr. Welborn, Mr. Bill Carroll, and Mr. Billy Carroll met with Samuel Evans, Chairman of the Foothills Bancorp board of directors, along with Lee Chambers, of the Foothills Bancorp board of directors, and Mr. Loudermilk to discuss, among other things, the financial services industry and the business of their respective companies. At this meeting, the parties discussed their respective companies and the general feasibility and potential benefits of a strategic affiliation between the two companies, including the potential operational and cultural fit between Foothills Bancorp and SmartFinancial.

The parties entered into a confidentiality and non-disclosure agreement on September 7, 2017 in anticipation of further discussions. SmartFinancial subsequently received certain non-public preliminary diligence material about Foothills Bancorp. On September 12, 2017, Mr. Billy Carroll and Mr. Welborn made a presentation to the Foothills Bancorp board of directors updating the directors on SmartFinancial’s recent financial performance and acquisition activity. This presentation also included an indicated preliminary, informal offer of 0.718 shares of SmartFinancial common stock for each of Foothills Bancorp’s outstanding common shares, subject to further discussion, due diligence, and other customary conditions. The Foothills Bancorp board of directors and management determined that the strategic fit and potential future benefits to Foothills Bancorp’s shareholders of a merger with SmartFinancial appeared sufficiently attractive for Foothills Bancorp to seek to negotiate the terms of an affiliation with SmartFinancial.

On September 19, 2017, representatives of Monroe Financial made a presentation to the Foothills Bancorp board of directors. Monroe Financial has provided annual valuation services to Foothills Bancorp since 2014 and has updated the Foothills Bancorp board of directors from time to time on its strategic alternatives. The Monroe Financial presentation included an analysis of current industry and market conditions, the current merger market and Foothills Bancorp’s potential value under those conditions, a summary of SmartFinanical’s indicated preliminary offer, and an assessment of the potential value that may be available from potential partners other than SmartFinancial. On September 22, 2017, Monroe Financial was engaged by the Foothills Bancorp board of directors to serve as its financial advisor in a potential transaction with SmartFinancial. Representatives of Baker Donelson met with the board on October 17, 2017, and the firm was subsequently engaged to provide legal services in regard to any potential affiliation.

Over the next several months, general discussions were held amongst the parties and their respective advisors but no formal offer was made. On December 12, 2017, SmartFinancial announced that it had entered into an agreement to acquire Tennessee Bancshares, Inc. (which we refer to as “Tennessee Bancshares”), a $244 million asset bank based in Tullahoma, Tennessee. The acquisition of Tennessee Bancshares closed on May 1, 2018.

Following the announcement of Tennessee Bancshares acquisition, the management team of SmartFinancial and BSP Securities, LLC (which we refer to as “BSP Securities”), its financial advisor, began additional discussions about Foothills Bancorp and the possibility of structuring a transaction. On February 12, 2018, representatives of Monroe Financial and BSP Securities met with Mr. Billy Carroll to discuss certain financial aspects of a possible offer, including cost savings opportunities, merger costs, and potential pricing issues. Mr. Loudermilk joined the meeting briefly, and Mr. Carroll reiterated their desire to make an offer for Foothills Bancorp.

Mr. Welborn, Mr. Bill Carroll, and Mr. Billy Carroll presented a nonbinding indication of interest at the Foothills Bancorp board of directors meeting on April 17, 2018. This offer contemplated an exchange ratio of 0.7384 shares of SmartFinancial common stock or $17.25 per share, subject to a consideration mix of 85% stock and 15% cash. A representative from Monroe Financial was also at this meeting and updated the board regarding the current potential value of Foothills Bancorp. After discussion, the board directed Monroe Financial to negotiate revised terms including the price and merger consideration mix. At the April 24, 2018 board meeting of Foothills Bancorp, the board consulted with Baker Donelson, and Monroe Financial , regarding the legal and financial terms of the offer. At that meeting, the Foothills Bancorp board of directors authorized the execution of the offer, subject to an agreement on pricing and consideration mix.

During the week of April 23, 2018, the final terms of the indication of interest were negotiated. On May 4, 2018, SmartFinancial submitted a nonbinding indication of interest to Foothills Bancorp setting forth the proposed terms of a merger transaction between the two organizations, pursuant to which Foothills Bancorp would merge into SmartFinancial, for a purchase price of $17.50 per share in cash for 10% of the outstanding shares of Foothills Bancorp common stock and .74 shares of SmartFinancial common stock for each of the remaining 90% of the outstanding shares of Foothills Bancorp common stock. The nonbinding indication of interest contained a proposed exclusivity agreement, which provided that during a 90-day period from execution, Foothills Bancorp and Foothills Bank would agree to terminate any discussions with any other party, and neither initiate nor encourage or solicit another party to make a competing offer. On May 8, 2018, the Foothills Bancorp board of directors formally accepted this nonbinding indication of interest, subject to satisfactory completion of the due diligence of both Foothills Bancorp and SmartFinancial, negotiation of a merger agreement, and an exclusivity period of 90 days, among other conditions.

In May 2018, the parties established a data room to facilitate the due diligence review of both Foothills Bancorp and SmartFinancial. Over the next eight weeks, the parties exchanged data and conducted a review of their respective operations and financial condition. On May 30, 2018, SmartFinancial and Foothills Bancorp entered into a mutual confidentiality agreement, which superseded and replaced the confidentiality agreement executed on September 7, 2017.

SmartFinancial presented Foothills Bancorp with an initial draft of the merger agreement on June 12, 2018. The merger agreement presented slightly revised terms reflecting cash consideration of $1.75 per share and 0.666 shares of SmartFinancial common stock for each share of Foothills common stock. While the parties had previously discussed the possibility of providing the Foothills Bancorp shareholders an election process, SmartFinancial subsequently determined that each shareholder would receive the merger consideration mix of 90% stock and 10% cash. Foothills Bancorp presented initial comments on the draft merger agreement to the SmartFinancial and its counsel on June 19, 2018. On June 21, 2018, Butler Snow provided a draft of the form of voting agreement and bank merger agreement to Foothills Bancorp’s counsel. From June 12, 2018, to June 27, 2018, executive management of both Foothills Bancorp and SmartFinancial and their respective legal counsel continued to negotiate the final terms of the merger agreement and related documents.

On June 26, 2018, and June 27, 2018, the Foothills Bancorp’s board of directors at special called meetings, which were attended by senior management of Foothills Bancorp and representatives of Monroe Financial and Baker Donelson, reviewed the proposed merger agreement and related documents; discussed its legal obligations and fiduciary obligations as directors in considering the proposed merger agreement with Baker Donelson; and received Monroe Financial’s summary analyses and opinion that the merger consideration to be received by the shareholders of Foothills Bancorp was fair, from a financial point of view, which was subsequently confirmed in writing (the full text of which is attached to this joint proxy statement/prospectus as Appendix C). Based upon this review and discussion of the legal terms of the merger agreement, the analyses and opinion of Monroe Financial, and other relevant factors, including consideration of the factors described under “The Merger — Foothills Bancorp’s Reasons for the Merger; Recommendation of the Foothills Bancorp Board of Directors” beginning on page 40, the Foothills Bancorp board voted unanimously to approve the merger with SmartFinancial and to approve the merger agreement.

At a meeting of the SmartFinancial board of directors on June 27, 2018, the SmartFinancial board of directors met with members of SmartFinancial’s senior management, BSP Securities, and SmartFinancial’s legal advisors. Mr. Carroll and Mr. Welborn reviewed with the SmartFinancial board of directors information regarding SmartFinancial, Foothills Bancorp, and the terms of the proposed merger. Representatives of BSP Securities then reviewed with the SmartFinancial board of directors a range of matters, including the structure of the merger, business and financial information regarding the two companies, valuation methodologies and analyses and, other matters. Members of SmartFinancial’s senior management also apprised the board of directors of the results of its due diligence investigations of Foothills Bancorp. SmartFinancial’s legal advisors discussed with the board of directors the legal standards applicable to its decisions and actions with respect to the proposed merger and reviewed the terms of the proposed merger, the merger agreement, and the ancillary transaction agreements, including the proposed employment agreements.

After considering the proposed terms of the merger agreement and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during that meeting and prior meetings of the SmartFinancial board of directors, including the factors described under “SmartFinancial’s Reasons for the Merger” the SmartFinancial board of directors determined that a merger with Foothills Bancorp was consistent with SmartFinancial’s business strategies and in the best interests of SmartFinancial and SmartFinancial’s shareholders and the directors voted to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger and the bank merger.

On June 27, 2018, the merger agreement and related documents were executed and delivered by the parties. On the evening of June 27, 2018, SmartFinancial and Foothills Bancorp jointly issued a press release announcing the signing of the merger agreement.

SmartFinancial’s Reasons for the Merger

In the course of reaching its conclusion that the merger agreement is in the best interest of SmartFinancial and its shareholders, the SmartFinancial board of directors considered many factors, including the positive and negative factors described elsewhere in this proxy statement/prospectus. In reaching their conclusion, the members of the SmartFinancial board of directors relied on, among other things, their personal knowledge of SmartFinancial, Foothills Bancorp, and the banking industry, on information provided by executive officers of SmartFinancial, and on advice and information provided by SmartFinancial’s legal and financial advisors. The Smart Financial board of directors, among other things, considered:

•	each of SmartFinancial’s, Foothills Bancorp’s and the combined entity’s business, operations, financial condition, asset quality, earnings, and prospects;
•	the complementary nature of Foothills Bank’s geographic footprint, which offers the potential to grow market share and scale within the core geographic area of Knoxville, Tennessee;
•	SmartFinancial’s management’s review of the business, operations, earnings and financial condition, including capital levels and asset quality, of Foothills Bancorp;
•	the similarity of the business models and cultures of the two companies, including with respect to strategic focus, client service, credit cultures and risk profiles, which SmartFinancial management believes should facilitate the successful integration and implementation of the transaction;
•	potential increased income opportunity derived from the ability to market a large number of products and services to Foothills Bank customers that are not presently offered;
•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, and footprint;
•	the potential enhanced economies of scale resulting in improved efficiencies, risk diversification and reduction of marginal cost risk management;
•	the anticipated pro forma impact of the transaction on the surviving corporation, including the expected impact on financial metrics including earnings and tangible book value and regulatory capital levels;
•	the Smart Financial board of directors’ understanding of the current and prospective environment in which SmartFinancial and Foothills Bancorp operate, including national, regional, and local economic conditions, the competitive and regulatory environment for financial institutions generally, and the likely effect of these factors on SmartFinancial in the context of the proposed merger;
•	the board of directors’ beliefs with respect to the complementary aspects of SmartFinancial’s and Foothills Bancorp’s businesses, including customer focus, business orientation, and compatibility of the companies’ cultures and management and operating styles;
•	the belief of SmartFinancial’s senior management that the management teams and employees of SmartFinancial and Foothills Bancorp possess complementary skills and expertise and the potential advantages of a larger institution when pursuing, or seeking to retain, talent;
•	the belief of the board of directors that the pro forma increased market capitalization of SmartFinancial could result in higher visibility and exposure in the capital markets, which could have positive valuation implications; and
•	the beliefs of the board of directors that heightened regulatory scrutiny makes consolidation preferable, as large banks can more easily respond to market changes.

The foregoing information and factors considered by the SmartFinancial board of directors is not exhaustive, but includes material factors that the SmartFinancial board of directors considered and discussed in approving the merger. In view of the wide variety of factors considered and discussed by the SmartFinancial board of directors in connection with its evaluation of the merger and the complexity of these factors, the SmartFinancial board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign any specific or relative weights to the specific factors that it considered in reaching its decision; rather it considered all of the factors as a whole. The SmartFinancial board of directors discussed the foregoing factors internally and with SmartFinancial’s management and legal and financial advisors and reached the general consensus that the merger was in the best interests of SmartFinancial and its shareholders. In considering the foregoing factors, individual directors may have assigned different weights to different factors. It should be noted that this explanation of the reasoning of the SmartFinancial board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30.

The SmartFinancial board of directors determined that the merger, the merger agreement, and the issuance of SmartFinancial common stock in connection with the merger are in the best interests of SmartFinancial and its shareholders.

Foothills Bancorp’s Reasons for the Merger; Recommendation of the Foothills Bancorp Board of Directors

The Foothills Bancorp board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors in determining that the proposed merger is in the best interest of Foothills Bancorp and its shareholders. In reaching its conclusion to approve the merger agreement and the other transactions contemplated by the merger agreement, including the merger and the bank merger, and to recommend to its shareholder to approve the merger proposal, the Foothills Bancorp board of directors considered a number of factors, including the following:

•	the board’s familiarity with Foothills Bancorp’s consolidated business, operations, earnings, and financial conditions;
•	the board’s review, based in part by the presentation by management and Foothills Bancorp’s legal and financial advisors, of the proposal, including a review of the business, operations, earnings, financial conditions, and community service and involvement of SmartFinancial, as well as the potential results from a sale to SmartFinancial;
•	the board’s review of possible affiliation partners other than SmartFinancial, the prospects of such other possible affiliation partners, and the likelihood of any such affiliation;
•	the board’s review of alternatives to such a transaction (including the alternatives of remaining independent and growing organically, remaining independent for a period of time and then selling, and remaining independent and growing through future acquisitions);
•	the recent business combinations involving financial institutions either announced or completed during the past few years in the State of Tennessee and the southeastern United States, and the effect of such combinations on competitive conditions in the Foothills Bancorp’s market area;
•	a comparison of the proposal from SmartFinancial to such recent business combinations involving financial institutions;
•	increasing regulatory and statutory burdens on Foothills Bancorp and its subsidiaries as a community banking organization in general and as a result of the particular status of Foothills Bancorp;
•	management succession alternatives for Foothills Bancorp;
•	the opportunity for Foothills Bancorp shareholders to exchange their shares of Foothills Bancorp partially for shares of SmartFinancial resulting in the ownership of a publically traded stock and the liquidity provided;
•	the increasing information technology costs and requirements for Foothills Bancorp as well as the costs and risks of cybersecurity;
•	enhancing the ability of a merged organization to provide Foothills Bancorp’ customers with additional resources and the best banking options available;
•	the limited opportunities for Foothills Bancorp to continue to grow organically long term in consideration of capital, regulatory, competitive, and other factors; and
•	a fairness opinion presented by Monroe Financial.

The discussion of the information and factors considered by the Foothills Bancorp board of directors is not exhaustive, but includes material factors considered and discussed by the Foothills Bancorp board of directors. In view of the wide variety of factors considered and discussed by the Foothills Bancorp board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Foothills Bancorp board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of Foothills Bancorp and its shareholders. In considering the factors described above, individual members of the Foothills Bancorp board of directors may have assigned different weights to different factors. The Foothills Bancorp board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination. It should be noted that this explanation of the reasoning of the Foothills Bancorp board of directors and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30.

For the reasons set forth above, the Foothills Bancorp board of directors determined that the merger, the merger agreement, and the transactions contemplated thereby, including the merger and the bank merger, are advisable and in the best interests of Foothills Bancorp and its shareholders. Accordingly, the Foothills Bancorp board of directors approved the merger agreement and the transactions contemplated thereby, including the merger and the bank merger, and recommends that the Foothills Bancorp shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal, if necessary or appropriate to solicit additional proxies.

Opinion of Foothills Bancorp’s Financial Advisor

Foothills Bancorp retained Monroe Financial to act as its financial advisor in connection with the merger and participated in certain related negotiations leading to the merger agreement. As part of its engagement, Foothills Bancorp requested that Monroe Financial provide to it an opinion as to the fairness from a financial point of view of the merger consideration to be received by the shareholders of Foothills Bancorp. Monroe Financial is a nationally-recognized investment banking firm that provides specialized corporate finance and investment research services to financial institutions. In the ordinary course of its investment banking business, Monroe Financial is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Foothills Bancorp selected Monroe Financial as its financial advisor based upon Monroe Financial’s qualifications, expertise, and reputation in such capacity and its historical relationship with Foothills Bancorp.

On June 27, 2018, Monroe Financial rendered its fairness opinion to the Foothills Bancorp board of directors that, as of such date and based upon and subject to various matters set forth in its opinion, the merger consideration was fair, from a financial point of view, to the shareholders of Foothills Bancorp. The full text of the fairness opinion is attached as Appendix C to this proxy statement/prospectus.

You should consider the following when reading the discussion of Monroe Financial’s opinion in this document:

•	The summary of the opinion of Monroe Financial set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix C to this proxy statement/prospectus. You should read the opinion in its entirety for a full discussion to the procedures followed, assumptions made, matters considered, and qualification and limitation on the review undertaken by Monroe Financial in connection with its opinion.
•	Monroe Financial’s opinion speaks only as of the date of its opinion. The opinion was directed to the Foothills Bancorp board of directors and is directed only to the fairness of the merger consideration to the Foothills Bancorp shareholders, from a financial point of view. It does not address the Foothills Bancorp board of director’s underlying business decision to engage in the merger or any other aspect of the merger agreement and is not a recommendation to any shareholder as to how he or she should vote at the special meeting with respect to the merger proposal or any other matter.

In connection with its written opinion dated June 27, 2018, Monroe Financial reviewed and considered, among other things:

•	the merger agreement;

•	audited financial information of Foothills Bancorp for the years ending December 31, 2014 through 2017, and unaudited financial information for the three months ended March 31, 2018;
•	audited financial information of SmartFinancial for the years ending December 31, 2014 through 2017, and unaudited financial information for the three months ended March 31, 2018; and
•	certain other financial and operating information with respect to the business, operations, and prospects of Foothills Bancorp, SmartFinancial, and their subsidiaries.

In addition, Monroe Financial:

•	held discussions with members of the managements of both Foothills Bancorp and SmartFinancial regarding historical and current business operations, financial condition, and future prospects of their respective companies;
•	reviewed the historical market prices and any trading activity for the common stocks of both Foothills Bancorp and SmartFinancial;
•	compared the results of operations of Foothills Bancorp and SmartFinancial with those of certain banking companies which were deemed to be comparable and relevant;
•	compared the proposed financial terms of the merger agreement with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations which were deemed to be comparable and relevant;
•	considered the current market environment generally and the commercial banking environment in particular; and
•	considered such other information, financial studies, analyses, and investigations and financial, economic, and market criteria as it deemed relevant.

In performing its review, Monroe Financial relied upon the accuracy and completeness of all of the financial and other information, including financial projections, that was available to Monroe Financial from public sources, that was provided to Monroe Financial by SmartFinancial and Foothills Bancorp or their respective representatives or that was otherwise reviewed by Monroe Financial. Monroe Financial has assumed such accuracy and completeness for purposes of rendering its opinion. Monroe Financial further relied on the assurances of the senior management of each of SmartFinancial and Foothills Bancorp that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Monroe Financial has not been asked to undertake, and has not undertaken, an independent verification of any of such information, and Monroe Financial does not assume any responsibility or liability for the accuracy or completeness thereof. Monroe Financial did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of SmartFinancial or Foothills Bancorp or any of their subsidiaries, or the collectability of any such assets, nor has Monroe Financial been furnished with any such evaluations or appraisals. Monroe Financial did not make an independent evaluation of the adequacy of the allowance for loan losses of SmartFinancial or Foothills Bancorp or any of their subsidiaries nor has Monroe Financial reviewed any individual credit files relating to SmartFinancial or Foothills Bancorp or any of their subsidiaries.

Monroe Financial utilized estimated long term projections of Foothills Bancorp, as provided by the senior management of Foothills Bancorp, as well as publicly available earnings per share estimates provided by senior management of SmartFinancial. With respect to the financial projections for both SmartFinancial and Foothills Bancorp used by Monroe Financial in its analyses, the senior management of each confirmed to Monroe Financial that those projections reflected the best currently available estimates and judgments of the future financial performances of their respective companies. Monroe Financial assumed that the financial performances reflected in all projections and estimates used by in its analyses would be achieved. Monroe Financial expressed no opinion as to such financial projections or estimates or the assumptions on which they are based. Any estimates for Foothills Bancorp and SmartFinancial contained in Monroe Financial’s analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than the estimates. Monroe Financial has also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of either SmartFinancial or Foothills Bancorp since the date of the most recent financial statements made available to Monroe Financial. Monroe Financial has assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement are not waived. Finally, Monroe Financial has relied upon the advice Foothills Bancorp received from its legal, accounting and tax advisors as to all legal, accounting, regulatory and tax matters relating to the merger and the other transactions contemplated by the merger agreement, including the merger and the bank merger.

Monroe Financial’s opinion is necessarily based on financial, economic, regulatory, market, and other conditions as in effect on, and the information made available to Monroe Financial as of, the date of its opinion. Events occurring after the date of its opinion could materially affect Monroe Financial’s views. Monroe Financial has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion. Monroe Financial is not expressing any opinion as to the prices at which SmartFinancial common stock or Foothills Bancorp common stock have traded or will trade following the announcement of the merger nor the prices at which SmartFinancial common stock will trade following the consummation of the merger. Monroe Financial expressed no opinion as to any of the legal, regulatory, tax or accounting matters relating to the merger or any other transactions contemplated in connection with the merger agreement, including the merger and the bank merger.

In performing its analyses, Monroe Financial made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which cannot be predicted and are beyond the control of Foothills Bancorp, SmartFinancial, and Monroe Financial. The analyses performed by Monroe Financial are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Monroe Financial prepared its analyses solely for the purposes of rendering its opinion and provided its analyses to the Foothills Bancorp board of directors when the merger agreement was considered. Estimates on the values of the companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different.

In rendering the opinion, Monroe Financial performed a variety of financial analyses. The following is a summary of the material analyses performed by Monroe Financial, but is not a complete description of all the analyses underlying Monroe Financial’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgment as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. The evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Monroe Financial, and not merely the result of mathematical analysis of financial data. Monroe Financial did not attribute particular weight to any analysis or factor considered by it. The process, therefore, is not necessarily susceptible to partial analysis or summary description. Monroe Financial believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered in its analyses, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Monroe Financial’s opinion. Also, no company included in Monroe Financial’s comparative analysis described below is identical to Foothills Bancorp and SmartFinancial and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex consideration and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Foothills Bancorp and SmartFinancial and the companies to which they are being compared.

The analyses and opinion of Monroe Financial were among several factors taken into consideration by the Foothills Bancorp board of directors in making its determination to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger and the bank merger, and the analyses described below should not be viewed as determinative of the decision of the Foothills Bancorp board of directors or management with respect to the fairness of the merger.

Summary of the Proposed Merger. Foothills Bancorp has agreed to be acquired by SmartFinancial in a stock and cash transaction. Pursuant to the merger agreement, each share of Foothills Bancorp common stock issued and outstanding prior to the effective time shall be converted into the right to $1.75 in cash (the “cash consideration”) and 0.666 (the “exchange ratio”) shares of SmartFinancial common stock (the “stock consideration”) (collectively, the “merger consideration”). In addition, at the effective time of the merger, any unvested options to purchase shares of Foothills Bancorp common stock will accelerate and each outstanding and unexercised stock option will be cancelled in exchange for the right to receive a single lump sum cash payment equal to the product obtained by multiplying (i) the number of shares of Foothills Bancorp common stock subject to such option, by (ii) $17.50 less the exercise price per share of such option. The total merger consideration is equal to $36.9 million or approximately $19.09 per share (the “per share consideration”), based on the SmartFinancial 10 day average common stock price of $26.03 on June 26, 2018, the date one day prior to the merger announcement, and the mix of stock and cash consideration provided for in the merger agreement. Based on the exchange ratio, Foothills Bancorp shareholders will own approximately 8.5% of the combined company, and SmartFinancial shareholders will own 91.5%, assuming SmartFinancial’s common shares outstanding at May 1, 2018, including the impact from the Tennessee Bancshares acquisition.

Based upon financial information at or for the three months ended March 31, 2018 and the SmartFinancial 10 day average common stock price of $26.03 on June 26, 2018, Monroe Financial calculated the following merger consideration transaction ratios:

Merger Consideration	Stock	Cash	Common Consideration	Options	Total Deal Value
Merger Agreement Terms	90%	10%	Cashed
Exchange Ratio/ Cash Consideration	0.666	$17.50
SmartFinancial Stock Price (10 day avg 6/26/18)	$26.03
Indicated Per Share Value	$17.34	$1.75	$19.09
Foothills Bancorp Shares Exchanged/ Options	1,776,925	1,776,925	394,500
Exchange Ratio	0.666	na
SmartFinancial Shares Received	1,183,432	na	0
SmartFinancial Stock Price	$26.03	Net Profit ($17.50- $10.00)	$7.50
Merger Consideration Value (S000)	$30,805	$3,110	$30,808	$2,959	$36,873

Merger Multiples based on Total Deal Value Consideration
3/31/2018
Stated Tangible Book Value	171.0%
Book Value Per Share	157.0%
LTM Earnings	19.4	x
Core Deposits	9.2%

Analysis of Comparable Merger Transactions. In rendering its opinion, Monroe Financial analyzed the consideration paid in selected financial institution merger transactions that it deemed similar to Foothills Bancorp and the terms of the merger agreement. The objective of Monroe Financial’s analysis was to determine an appropriate value for Foothills Bancorp common stock by analyzing data related to actual sales transactions of similar financial institutions.

Tennessee Transactions. Monroe Financial selected a group of comparable Tennessee transactions and compared the pricing multiples to the multiples implied by the merger agreement. Specifically, Monroe Financial selected 6 bank merger transactions (the “Tennessee Transactions”) according to the following criteria:

Merger transactions announced from January 1, 2016 to June 26, 2018; and
Seller’s total assets were between $100 million and $500 million; and
Seller was located in Tennessee.

Southeast Transactions. Monroe Financial selected a group of comparable Southeast United States merger transactions and compared the pricing multiples to the multiples implied by the merger agreement. Specifically, Monroe Financial selected 21 bank merger transactions (the “Southeast Transactions”) according to the following criteria:

Merger transactions announced from January 1, 2017 to June 26, 2018;
Seller’s total assets were between $100 million and $500 million;
Seller’s total nonperforming assets to total assets ratio was less than 2.5%; and
Seller was located within the Southeast United States.

Indicated Value Based on Comparable Merger Transactions. Monroe Financial compared the price to tangible book value, price to latest twelve months earnings, and core deposit premiums for the recent comparable merger transactions and applied the mean multiple for those transactions to the appropriate Foothills Bancorp indicators, to determine an indicated value for Foothills Bancorp.

Value Indicated by Comparable Merger Transactions

	Tangible Book Value	LTM Earnings*	Core Deposit Premium	Average Value
Foothills Bancorp Values ($000)
March 31, 2018	$21,559	$1,897	$167,131

Tennessee Transactions
Mean Transaction Multiple	168.9%	17.4|x	8.9%
Indicated Value ($000s)	$36,412	$33,008	$36,433	$35,284
Indicated Per Share Value, fully diluted	$18.59	$17.02	$18.60	$18.07

Southeast Transactions
Mean Transaction Multiple	159.5%	19.2|x	10.1%
Indicated Value (4000s)	$34,386	$36,422	$38,439	$36,416
Indicated Per Share Value, fully diluted	$17.65	$18.56	$19.52	$18.59

Indicated Merger Values
Total Deal Value ($000s)	$36,873	$36,873	$36,873
Per Share Consideration	$19.09	$19.09	$19.09
Indicated Multiples (based on Deal Value)	171.0%	19.4|x	9.2%
*	2017 periods adjusted for effective tax rate of 38%

Monroe Financial noted that the per share consideration of $19.09 per share was above the average range of the implied values based on the comparable merger transactions.

Monroe Financial then compared the implied value of the merger to Foothills Bancorp’s tangible book value, latest twelve months earnings, and core deposit premium with the same metrics for the comparable merger transactions groups. The tables below compare the mean, median, high, and low multiples of the comparable transactions with those of the merger.

Comparable Merger Transaction Analysis
Tennessee Transactions

	Foothills Bancorp Indicators		Comparable Merger Transactions
Pricing Multiples			Mean		Median		High		Low
Deal Value % of Tangible Book Value	171.0%		168.9%		166.3%		232.0%		116.2%
Deal Value as a Multiple of LTM Earnings	19.4	x	17.4	x	17.0	x	22.8	x	14.8	x
Core Deposit Premium	9.2%		8.9%		8.3%		18.6%		2.7%

Southeast Transactions

	Foothills Bancorp Indicators		Comparable Merger Transactions
Pricing Multiples			Mean		Median		High		Low
Deal Value % of Tangible Book Value	171.0%		159.5%		162.0%		232.0%		99.0%
Deal Value as a Multiple of LTM Earnings	19.4	x	19.2	x	22.3	x	28.4	x	11.1	x
Core Deposit Premium	9.2%		10.1%		9.5%		18.6%		(0.1)%

Discounted Cash Flow Analysis. In rendering its opinion, Monroe Financial utilized a discounted cash flow analysis, an income-based valuation approach, to value Foothills Bancorp common stock utilizing future financial projections derived by Monroe Financial and Foothills Bancorp management. These projections are discounted back to present value utilizing a certain cost of capital, or required rate of return, that is currently available in the market on alternative investments with comparable risk. The discount rate is derived from market evidence that includes current interest rates and equity returns for the market, adjusted for the risks inherent in the banking industry and for Foothills Bancorp.

Under the discounted cash flow analysis, Monroe Financial assumed that Foothills Bancorp remains independent for approximately five years (until December 31, 2022) and then is sold at the mean pricing multiples of all the comparable merger transactions. The value of Foothills Bancorp common stock is thus the present value of the cash flows received, i.e., dividends, and the present value of the proceeds received upon the sale of Foothills Bancorp, i.e., the terminal value.

In order to derive the terminal value of Foothills Bancorp common stock in the discounted cash flow analysis, Monroe Financial applied the mean price to tangible book value multiple of 161.6% to projected fiscal year 2022 tangible book value and the mean price to latest twelve months earnings multiple of 18.8x to projected fiscal year 2022 earnings. These mean pricing multiples were derived from the comparable merger transactions. The resulting terminal values were then discounted to the present value at a discount rate of 13.0%, chosen to reflect the required return for the risk of owning Foothills Bancorp common stock in the current environment. These values were averaged to derive a single indicated value under the discounted cash flow analysis. On the basis of these assumptions, Monroe Financial calculated that the present value of Foothills Bancorp common stock under the discounted cash flow analysis, at a 13.0% discount rate, was $15.59 per fully diluted share, which is below the per share consideration of $19.09 per share, based on based on the SmartFinancial 10 day average common stock price of $26.03 on June 26, 2018 and the mix of stock and cash consideration provided for in the merger agreement.

In order to derive the impact of changes in price to tangible book value multiples and discount rates to the terminal value of the Foothills Bancorp common stock, Monroe Financial applied multiples of tangible book value ranging from 100% to 200% to projected fiscal year 2022 tangible book value and discount rates ranging from 11.0% to 15.0%. The imputed range of per share values of Foothills Bancorp common stock, based on tangible book value multiples, is illustrated below.

	Price to Tangible Book Multiples
Discount Rate	100%	125%	150%	175%	200%
11.0%	$11.04	$13.13	$15.22	$17.31	$19.40
13.0%	$10.28	$12.19	$14.10	$16.01	$17.93
15.0%	$9.60	$11.35	$13.10	$14.85	$16.60

Monroe Financial noted that the per share consideration of $19.09 per share, based on the SmartFinancial 10 day average common stock price of $26.03 on June 26, 2018 and the mix of stock and cash consideration provided for in the merger agreement, was at the high end of the range of the implied values.

In order to derive the impact of changes in price to earnings multiples and discount rates to the terminal value of the Foothills Bancorp common stock, Monroe Financial applied multiples of latest twelve months earnings ranging from 16.0x to 24.0x to projected fiscal year 2022 earnings and discount rates ranging from 11.0% to 15.0%. The imputed range of per share values of Foothills Bancorp common stock, based on latest twelve months earnings multiples, is illustrated below.

	Price to Earnings Sales Multiples
Discount Rate	16.0x	18.0x	20.0x	22.0x	24.0x
11.0%	$15.30	$16.87	$18.45	$20.03	$21.60
13.0%	$14.17	$15.62	$17.06	$18.50	$19.94
15.0%	$13.16	$14.48	$15.80	$17.13	$18.45

Monroe Financial noted that the per share consideration of $19.09 per share, based on the SmartFinancial 10 day average common stock price of $26.03 on June 26, 2018 and the mix of stock and cash consideration provided for in the merger agreement, was at the high end of the range of the implied values.

Monroe Financial also considered the overall sensitivity to Foothills Bancorp’s projected 2022 earnings based on variations in Foothills Bancorp’s projected earnings, ranging from a 25% discount to a 25% premium from management’s base forecast. Monroe Financial then applied multiples of tangible book value ranging from 100% to 200% to projected fiscal year 2022 tangible book value at the discount rate of 13.0%. The imputed range of per share values of Foothills Bancorp common stock, utilizing different tangible book value multiples and earnings variances, is illustrated below.

	Price to Tangible Book Multiples
Earnings Variance	100%	125%	150%	175%	200%
(25.0%)	$9.54	$11.26	$12.99	$14.71	$16.44
(10.0%)	$9.98	$11.82	$13.66	$15.49	$17.33
0.0%	$10.28	$12.19	$14.10	$16.01	$17.93
10.0%	$10.58	$12.56	$14.55	$16.53	$18.52
25.0%	$11.02	$13.12	$15.22	$17.32	$19.41

Monroe Financial noted that the per share consideration of $19.09 per share, based on the SmartFinancial 10 day average common stock price of $26.03 on June 26, 2018 and the mix of stock and cash consideration provided for in the merger agreement, was at the high end of the range of the implied values.

Monroe Financial also considered the overall sensitivity to Foothills Bancorp’s projected 2022 earnings based on variations in Foothills Bancorp’s projected earnings, ranging from a 25% discount to a 25% premium from management’s base forecast. Monroe Financial then applied latest twelve months earnings multiples ranging from 16.0x to 24.0x to derive the terminal value at the discount rate of 13.0%. The imputed range of per share values of Foothills Bancorp common stock, utilizing different terminal price to earnings multiples and earnings variances, is illustrated below.

	Price to Earnings Sales Multiples
Earnings Variance	16.0x	18.0x	20.0x	22.0x	24.0x
(25.0%)	$11.29	$12.37	$13.45	$14.53	$15.62
(10.0%)	$13.02	$14.32	$15.62	$16.91	$18.21
0.0%	$14.17	$15.62	$17.06	$18.50	$19.94
10.0%	$15.33	$16.91	$18.50	$20.09	$21.67
25.0%	$17.06	$18.86	$20.66	$22.47	$24.27

Monroe Financial noted that the per share consideration of $19.09 per share, based on the SmartFinancial 10 day average common stock price of $26.03 on June 26, 2018 and the mix of stock and cash consideration provided for in the merger agreement, was at the high end the range of the implied values.

Monroe Financial noted that the discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Contribution Analysis. In rendering its opinion, Monroe Financial considered the relative contribution of Foothills Bancorp and SmartFinancial to various elements of the pro forma company as of March 31, 2018, and the resulting ownership of each under the terms of the merger agreement. The balance sheet and income statement components analyzed included total assets, gross loans, total deposits, tangible common equity, LTM net interest income and LTM pre-tax income. This analysis excluded any purchase accounting adjustments. The following table compares the pro forma contribution and ownership in the combined company. Monroe Financial noted that this contribution analysis is more relevant for an all stock transaction and that the indicated Merger Consideration consisted of an aggregate of 10% cash.

	Contribution
	SMBK(1)	Foothills Bancorp
Balance Sheet at March 31, 2018
Total Assets	90.3%	9.7%
Total Gross Loans	91.1%	8.9%
Total Deposits	89.9%	10.1%
Total Equity	89.5%	10.5%
Tangible Common Equity	83.9%	16.1%

Income Statement LTM Ended March 31, 2018
Net Interest Income, LTM	89.5%	10.5%
Pre Tax Income, LTM	85.8%	14.2%
Average Contribution	89.4%	10.6%
Pro Forma Ownership (90% stock)	91.5%	8.5%
(1)	ProForma with Tennessee Bancshares, excluding any purchase accounting adjustments

Recent Financial Performance – Foothills Bancorp. Monroe Financial reviewed the recent financial performance of Foothills Bancorp, including balance sheet and income statement trends, profitability and net interest margin ratios, asset quality, and capitalization levels. Monroe Financial’s analysis included an assessment of Foothills Bancorp’s current capital position especially its compliance with the regulatory minimums.

Selected Peer Group Analysis – Southeast. Monroe Financial used publicly-available information to compare selected financial information for Foothills Bancorp to a peer group of publicly-traded financial institutions that Monroe Financial deemed relevant for purposes of its analysis. Monroe Financial compared selected operating results of Foothills Bancorp to those of 13 Southeast commercial banks with similar asset size (total assets from $100 million to $500 million) and asset quality (nonperforming assets to total assets ratio less than 1.00%) (the “Southeast Peer Group”). Monroe Financial noted the following financial performance was based on results for the three months ended March 31, 2018 for Foothills Bancorp and the Southeast Peer Group, and June 26, 2018 pricing data.

Foothills Bancorp	Southeast Peer Group Average
Assets ($ millions)	$215	$310
Return on Avg. Assets	1.14%	0.98%
Return on Avg. Equity	11.3%	9.0%
Tang. Equity/Assets	10.0%	10.7%
Net Interest Margin	3.76%	3.74%
Efficiency Ratio	59.9%	68.5%
Adj. NPAs/Assets(1)	0.00%	0.42%

Price to LTM Earnings (x)	na	16.5	x
Price to Tangible Book Value (%)	na	141%
(1)	NPAs include loans past due 90 days or more, nonaccrual assets, OREO and restructured loans, adjusted for any government guarantees

Monroe Financial noted that Foothills Bancorp had better profitability, including efficiencies and net interest margins, and asset quality compared to the Southeast Peer Group. Foothills Bancorp’s capitalization was slightly less than the Southeast Peer Group.

Recent Financial Performance – SmartFinancial. Monroe Financial reviewed the recent financial performance of SmartFinancial including balance sheet and income statement trends, profitability and net interest margin ratios, asset quality, and capitalization levels. Monroe Financial’s analysis included an assessment of SmartFinancial’s current capital position especially its compliance with the regulatory minimums.

Selected Peer Group Analysis – SmartFinancial. Monroe Financial used publicly-available information to compare selected financial information for SmartFinancial to a peer group of publicly-traded financial institutions that Monroe Financial deemed relevant for purposes of its analysis. Monroe Financial compared selected operating results of SmartFinancial to those of 22 Southeast commercial banks with similar asset size (total assets from $1 billion to $5 billion) (the “SmartFinancial Peer Group”). Monroe Financial noted the following financial performance was based on results for the three months ended March 31, 2018 for SmartFinancial and the SmartFinancial Peer Group and June 26, 2018 pricing data.

SMBK	SmartFinancial Peer Group Average
Assets ($ millions)	$1,762	$3,295
Return on Avg. Assets	0.78%	1.07%
Return on Avg. Equity	6.6%	9.4%
Tang. Equity/Assets	9.3%	9.6%
Net Interest Margin	4.32%	3.80%
Efficiency Ratio	70.3%	66.6%
Adj. NPAs/Assets(1)	0.26%	0.69%

Price to LTM Earnings (x)	32.7	x	22.6	x
Price to Tangible Book Value (%)	186%	208%
(1)	NPAs include loans past due 90 days or more, nonaccrual assets, OREO and restructured loans, adjusted for any government guarantees

Monroe Financial noted that SmartFinancial had a higher net interest margin and better asset quality compared to the SmartFinancial Peer Group. However, SmartFinancial was less profitable and had slightly lower capital levels than the SmartFinancial Peer Group. In addition, the common shares of SmartFinancial trade at a discount based on tangible book value compared to the SmartFinancial Peer Group.

Stock Performance - SmartFinancial. As part of its analyses, Monroe Financial evaluated the stock performance of SmartFinancial since January 1, 2017, to the KBW NASDAQ Bank Index, and an index of U.S. Banks with $1 billion to $5 billion in assets. Monroe Financial noted that over the period analyzed, the common shares of SmartFinancial have generally performed better than the KBW NASDAQ Bank Index, and an index of U.S. Banks $1 billion to $5 billion in assets. Over the period ended June 26, 2018, the common shares of SmartFinancial have increased 42.8%, significantly higher than the KBW NASDAQ Bank Index (14.3%), and an index of U.S. Banks $1 billion to $5 billion in assets (16.1%).

Monroe Financial also evaluated the historical stock performance of SmartFinancial based on tangible book value multiples to an index of U.S. Banks $1 billion to $5 billion in assets and the SmartFinancial Peer Group. The common shares of SmartFinancial generally traded lower than the index of U.S. Banks $1 billion to $5 billion in assets and the SmartFinancial Peer Group based on price to tangible book ratios.

The most recent stock performance of SmartFinancial compared to the KBW NASDAQ Bank Index, the index of U.S. Banks $1 billion to $5 billion in assets, and the SmartFinancial Peer Group based on price to tangible book value multiples is illustrated below.

As of June 26, 2018	Price Change(1)	Price to Tangible Book
SmartFinancial	42.8%	188%
KBW NASDAQ Bank Index	14.3%	na
U.S. Banks, $1-5B in assets	16.1%	219%
SmartFinancial Peer Group	na	208%
(1)	From 1/1/17 - 6/26/18

Monroe Financial also evaluated the stock performance of SmartFinancial over the past twelve months. Monroe Financial noted that over this period, the common shares of SmartFinancial had a trading range from $20.50 per share to $26.71 per share, and an average daily trading volume of approximately 38,000 shares. Monroe Financial also gathered various research on the common shares of SmartFinancial using data from FactSet Research Systems Inc. and research reports provided by SmartFinancial. Monroe Financial noted that all of the research analysts following the common shares of SmartFinancial had either market perform or outperform ratings for its shares.

Financial Impact Analysis. Monroe Financial evaluated the pro forma effects of the merger on selected financial data of Foothills Bancorp and SmartFinancial, assuming projections for both and certain merger related accounting adjustments. The analysis indicated that the merger is expected to be accretive to both Foothills Bancorp’s and SmartFinancial’s estimated earnings per share, excluding one-time merger charges and fully phased in cost savings. The analysis also showed that the merger is expected to be initially dilutive to tangible book value per share for SmartFinancial with a tangible book value earnback period of less than three years and that the pro forma entity would maintain well capitalized regulatory capital ratios. For all of the above analyses, the actual results achieved by SmartFinancial following the merger may vary from the projected results, and the variations may be material.

Monroe Financial’s Conclusions. Based on the results of the various analyses described above, Monroe Financial concluded that the merger consideration is fair, from a financial point of view, to the shareholders of Foothills Bancorp.

Monroe Financial’s Compensation. Monroe Financial has acted as financial advisor to the Foothills Bancorp board of directors in connection with the merger and will receive a fee for such services, a portion of which is contingent upon the closing of the merger. Monroe Financial also received a fee for rendering its opinion. Foothills Bancorp has also agreed to indemnify Monroe Financial against certain liabilities arising out of its engagement. During the past two years, Monroe Financial has provided investment banking and financial advisory services to Foothills Bancorp for which it has received compensation. Monroe Financial has not provided any investment banking or financial advisory services to SmartFinancial in the past two years. Monroe Financial’s opinion was approved by Monroe Financial’s fairness opinion committee.

Dissenters’ Rights

Under Tennessee law, holders of shares of Foothills Bancorp common stock who deliver written notice of their intent to dissent and do not vote in favor of the merger proposal have the right to dissent and receive the fair value of their Foothills Bancorp common stock in cash. Foothills Bancorp shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act in order to perfect their rights. A copy of Chapter 23 of the Tennessee Business Corporation Act is attached as Appendix B to this proxy statement/prospectus.

The following is intended as a brief summary of the material provisions of the Tennessee statutory procedures required to be followed by a holder of Foothills Bancorp common stock in order to properly dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 23 of the Tennessee Business Corporation Act, the full text of which appears as Appendix B of this proxy statement/prospectus.

Holders of Foothills Bancorp common stock who do not vote in favor of (or who abstain from voting on) the merger proposal, and who perfect their dissenters’ rights by complying with the provisions of Chapter 23 of the Tennessee Business Corporation Act, will have the right to receive a cash payment for the “fair value” of their Foothills Bancorp common stock as determined in accordance with Chapter 23 of the Tennessee Business Corporation Act.

In order to perfect dissenters’ rights with respect to the merger, a holder of Foothills Bancorp common stock must (1) deliver to Foothills Bancorp, before the vote to approve the merger proposal is taken, written notice of his or her intent to demand payment for his or her shares of Foothills Bancorp common stock if the merger is consummated; and (2) not vote, or cause or permit to be voted, any of his or her shares of Foothills Bancorp common stock in favor of the merger proposal. Within 10 days after consummation of the merger, Foothills Bancorp, no longer in existence, must send to each of the Foothills Bancorp shareholders who has perfected dissenters’ rights in accordance with the steps discussed above, a written dissenters’ notice and form setting forth instructions for receipt and payment of their shares of Foothills Bancorp common stock. Upon receipt of such notice and form, dissenting Foothills Bancorp shareholders will become entitled to receive payment of their shares of Foothills Bancorp common stock when they: (1) demand payment; (2) certify that they received their shares prior to the date of the first public announcement of SmartFinancial’s and Foothills Bancorp’s intention to merge; and (3) deposit with SmartFinancial certificates representing their shares of Foothills Bancorp common stock in accordance with the instructions set forth in the notice.

Any holder of Foothills Bancorp common stock contemplating the exercise of his or her dissenters’ rights should carefully review Chapter 23 of the Tennessee Business Corporation Act, a copy of which is attached to this proxy statement/prospectus as Appendix B. A holder of Foothills Bancorp common stock who fails to comply with all requirements of such Chapter 23 will forfeit his or her dissenters’ rights and, upon consummation of the merger, that holder’s shares of Foothills Bancorp common stock will be converted into the right to receive the merger consideration to which the shareholder is entitled under the merger agreement.

In general, any dissenting shareholder who perfects his or her right to be paid the “fair value” of the holder’s Foothills Bancorp common stock in cash will recognize taxable gain or loss for federal income tax purposes upon receipt of any cash.

Material United States Federal Income Tax Consequences

Subject to the limitations, assumptions and qualifications described herein, it is the opinion of each of Butler Snow and Baker Donelson that the anticipated material United States federal income tax consequences to “United States holders” (as defined below) of Foothills Bancorp common stock that exchange their shares of Foothills Bancorp common stock for the merger consideration are as described below. The tax opinions of outside legal counsel for each of SmartFinancial and Foothills Bancorp are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this proxy statement/prospectus is a part. Such opinions have been rendered on the basis of facts, representations, and assumptions set forth or referred to in such opinions and factual representations contained in certificates of the officers of SmartFinancial and Foothills Bancorp, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. These opinions, however, will not bind the Internal Revenue Service, or IRS, or the courts and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following general discussion sets forth the material United States federal income tax consequences of the merger to United States holders (as defined below) of Foothills Bancorp common stock that exchange their shares of Foothills Bancorp common stock for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local, or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code, the regulations promulgated thereunder, and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the United States federal income tax consequences set forth below.

This discussion addresses only those Foothills Bancorp shareholders that are United States holders (as defined below) and that hold their shares of Foothills Bancorp common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank, thrift or other financial institution;
•	a tax-exempt organization;
•	an S corporation, partnership or other pass-through entity (or an investor in an S corporation, partnership or other pass-through entity);
•	an insurance company;
•	a mutual fund;
•	a regulated investment company;
•	a real estate investment trust;
•	a retirement plan, individual retirement account, or other tax-deferred account;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a holder of Foothills Bancorp common stock subject to the alternative minimum tax provisions of the Internal Revenue Code;
•	a holder of Foothills Bancorp common stock that owns (or is deemed to own) 5% or more of the outstanding stock of Foothills Bancorp;
•	a holder of Foothills Bancorp common stock that received Foothills Bancorp common stock through the exercise of an employee stock option, through a tax qualified retirement plan, or otherwise as compensation;
•	a person that is not a United States holder (as defined below);
•	a person that has a functional currency other than the United States dollar;
•	a holder of Foothills Bancorp common stock that holds Foothills Bancorp common stock as part of a hedge, straddle, constructive sale, wash sale, conversion, or other integrated transaction; or
•	a United States expatriate.

In addition, this discussion does not address any alternative minimum tax or any state, local, or foreign tax consequences of the merger, nor does it address any other United States federal tax consequences (such as gift or estate taxes) including any tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Internal Revenue Code. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Foothills Bancorp or SmartFinancial. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “United States holder” means a beneficial owner of Foothills Bancorp common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a United States person for United States federal income tax purposes or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Foothills Bancorp common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Foothills Bancorp common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

Subject to the limitations, assumptions and qualifications described herein, the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to SmartFinancial’s obligation to complete the merger that SmartFinancial receive an opinion from Butler Snow, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Similarly, it is a condition to Foothills Bancorp’s obligation to complete the merger that Foothills Bancorp receive an opinion from Baker Donelson, dated the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based on representations, covenants and undertakings provided by SmartFinancial and Foothills Bancorp and on customary factual assumptions. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. Neither of the opinions described above will be binding on the IRS or any court. SmartFinancial and Foothills Bancorp have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Tax Consequences to SmartFinancial and Foothills Bancorp

Each of SmartFinancial and Foothills Bancorp will be a “party to the reorganization” within the meaning of Section 368(b) of the Internal Revenue Code, and neither SmartFinancial nor Foothills Bancorp will recognize any gain or loss as a result of the merger.

Tax Consequences to United States Holders of Foothills Bancorp Common Stock

Subject to the qualifications and limitations set forth above, the material United States federal income tax consequences of the merger to United States holders of Foothills Bancorp common stock will be as follows:

•	Receipt of SmartFinancial Common Stock and Cash. A United States holder of Foothills Bancorp common stock will recognize gain (but not loss) on the receipt of any cash consideration in an amount equal to the lesser of (i) the amount of cash received by such holder of Foothills Bancorp common stock (in each case excluding any cash received instead of fractional share interests in SmartFinancial), or (ii) the amount by which the sum of the fair market value of the Smart Financial stock and cash received by a holder of Foothills Bancorp stock exceeds such holder’s tax basis in its Foothills Bancorp common stock. This gain generally will be a capital gain and will be a long-term capital gain if the holding period for the shares of Foothills Bancorp common stock exchanged for cash is more than one year at the completion of the merger.
•	Receipt of Cash in Lieu of Fractional Share. If a United States holder of Foothills Bancorp common stock receives cash in lieu of a fractional share of SmartFinancial common stock, such holder will recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of Foothills Bancorp common stock allocable to that fractional share of SmartFinancial common stock. This gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss, if the holding period for the share of Foothills Bancorp common stock exchanged for cash is more than one year at the completion of the merger. The deduction of capital losses is subject to limitations.
•	Tax Basis of SmartFinancial Common Stock Received in the Merger. A United States holder of Foothills Bancorp common stock will have a tax basis in the SmartFinancial common stock received in the merger equal to the tax basis of the Foothills Bancorp common stock surrendered by that holder in the merger, reduced by the amount of cash consideration received and increased by the amount of any gain recognized by such holder (not including any basis of surrendered shares, cash received and/or gain or loss recognized with respect to the exchange of shares for cash in lieu of a fractional share).

•	Holding Period of SmartFinancial Common Stock Received in the Merger. The holding period for shares of SmartFinancial common stock received by a United States holder in exchange for shares of Foothills Bancorp common stock in the merger will include the holding period for the shares of Foothills Bancorp common stock surrendered in the merger.

In the case of a United States holder of Foothills Bancorp common stock who holds shares of Foothills Bancorp common stock with different tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of Foothills Bancorp common stock.

Reporting Requirements

All holders of Foothills Bancorp common stock will be required to retain records pertaining to the merger and may be required to file with the holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Backup Withholding

Holders of Foothills Bancorp common stock other than certain exempt recipients may be subject to information reporting and backup withholding (currently at a rate of 24%) on cash payments received in exchange for Foothills Bancorp common stock and any cash payments received in lieu of fractional shares of SmartFinancial common stock. Such a holder generally will not be subject to backup withholding, however, if the holder:

•	furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on the Form W-9 or successor form included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or
•	provides proof that the holder is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the IRS.

Dissenting Shareholders

If you are a United States holder of Foothills Bancorp common stock and you perfect your dissenters’ rights with respect to your shares of such stock, you will generally recognize capital gain or loss equal to the difference between the amount of cash received in exchange for those shares and your tax basis in those shares. Any taxable gain or loss to a United States holder on the exchange of Foothills Bancorp common stock will generally be treated as either long-term or short-term capital gain or loss depending on such shareholder’s holding period for such stock. The tax consequences of cash received may vary depending upon your individual circumstances.

This summary of material United States federal income tax consequences is for general information only and is not tax advice. Each holder of Foothills Bancorp common stock is strongly urged to consult the holder’s tax advisor with respect to the application of United States federal income tax laws to the holder’s particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

Voting Agreements

The directors of Foothills Bancorp who collectively beneficially own and have the power to vote approximately 20.0% of Foothills Bancorp’s common stock have entered into agreements with SmartFinancial in which they have agreed, among other things, to vote their shares of Foothills Bancorp common stock in favor of the merger proposal and the adjournment proposal. The voting agreements automatically terminate upon the earlier to occur of (i) the approval by Foothills Bancorp’s shareholders of the merger proposal or (ii) the termination of the merger agreement.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under United States generally accepted accounting principles, for accounting and financial reporting purposes. Foothills Bancorp will be treated as the acquired corporation for accounting and financial reporting purposes. Foothills Bancorp’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of SmartFinancial. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.

Interests of Officers and Directors of Foothills Bancorp and Foothills Bank in the Merger

In considering the recommendation of the Foothills Bancorp board of directors, shareholders should be aware that the directors and executive officers of Foothills Bancorp and Foothills Bank have certain interests in the merger that may be different from, or in addition to, the interests of Foothills Bancorp shareholders generally. The Foothills Bancorp board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Foothills Bancorp shareholders vote to approve the merger proposal. These interests are described in further detail below.

SmartBank Employment Agreements

In connection with the execution of the merger agreement, each of Joseph Hamdi, Steven Kitts, and David Conner entered into an employment agreement, dated as of June 27, 2018, with SmartBank, each such agreement to be effective as of the consummation of the bank merger. Under their respective employment agreements, Mr. Hamdi will serve as Senior Vice President, Knox County Market Executive of SmartBank, Mr. Kitts will serve as Senior Vice President, Relationship Manager of SmartBank, and Mr. Conner will serve as Senior Vice President, Blount County Commercial Lender/Relationship Manager of SmartBank. These employment agreements all have an initial term of two years followed by annual, automatic one-year extensions, with the annual base salary for each of Messrs. Hamdi, Kitts, and Conner being $186,000, $130,000, and $150,000, respectively. Each of the aforementioned employees will be eligible to receive annual performance-based incentive compensation.

In addition, each of these employment agreements include non-competition and non-solicitation provisions which prohibit the employee from engaging in any business that is competitive with SmartBank’s business within Knox, Blount, Sevier, Jefferson, Anderson, and Loudon counties, Tennessee, or, subject to certain exceptions, soliciting customers and employees of SmartBank for the year following the termination of the employee’s employment with SmartBank.

The employment agreements of Messrs. Hamdi and Kitts provide that in the event SmartBank terminates their employment without cause or either of Mr. Hamdi or Mr. Kitts terminate their employment for good reason, they will each receive (a) a severance payment equal to one times their then-current annual base salary, and (b) reimbursement for any employee-paid monthly COBRA premiums, such reimbursement to continue until the earliest of (i) the 12-month anniversary of the date of termination, (ii) the date they are no longer eligible to receive COBRA continuation coverage, or (iii) the date on which they become eligible to receive substantially similar coverage form another employer or other source. Per the terms of his employment agreement with SmartBank, Mr. Kitts will receive a one-time payment of $25,000 from SmartBank should he remain a full-time employee of SmartBank through the later of March 31, 2019 and the Foothills Bank data processing core system conversion. Additionally, Mr. Hamdi will receive a one-time payment of $309,000 from Foothills Bank in connection with the closing of the merger. Mr. Conner will also receive a one-time payment of $25,000 from Foothills Bank in connection with the closing of the merger.

Change in Control Payments

Mark Loudermilk, President and Chief Executive Officer of Foothills Bank and Foothills Bancorp, and Melissa Hodges, Senior Vice President and Chief Compliance Officer of Foothills Bank, will each receive change in control payments in connection with the merger pursuant to the terms of their respective employment agreements with Foothills Bank. Mr. Loudermilk will receive a lump sum cash payment of approximately $527,875, plus continuation of insurance and benefits for a period of 30 months with the option to elect COBRA coverage at his own expense for an additional 18 months. Ms. Hodges will receive a lump sum cash payment of approximately $188,000, plus continuation of insurance and benefits for a period of 24 months.

Treatment of Foothills Bancorp Stock Options

Each of Foothills Bancorp’s directors and certain Foothills Bancorp and Foothills Bank executive officers hold options to purchase shares of Foothills Bancorp common stock. Certain Foothills Bancorp executive officers hold unvested options. Under the terms of the Foothills Bancorp stock option plan and option agreements, any unvested options will become fully vested upon the completion of the merger. Foothills Bancorp executive officers, as a group, will receive accelerated vesting of options to purchase 30,000 shares of common stock in connection with the merger.

In addition, at the effective time of the merger, each outstanding and unexercised stock option will be cancelled in exchange for the right to receive a single lump sum cash payment equal to the product obtained by multiplying (i) the number of shares of Foothills Bancorp common stock subject to such option, by (ii) $17.50 less the exercise price per share of such option. Foothills Bancorp’s and Foothills Bank’s directors and officers, as a group, will receive cash payments totaling approximately $2.96 million in connection with the cancellation of their stock option agreements.

The following table sets forth the total number of stock options held by each of the executive officers and directors of Foothills Bancorp and Foothills Bank and the estimated value of the total payment being made for such options in connection with the merger.

Name	Total Stock Options	Options Vested Prior to the Merger	Stock Options Accelerated in Connection with the Merger	Total Payment for Options in Connection with the Merger
Executives
Mark W. Loudermilk	57,500	45,500	12,000	$431,250
Joseph Y. Hamdi	10,000	4,000	6,000	$75,000
David R. Conner	20,000	14,000	6,000	$150,000
Steven E. Kitts	10,000	4,000	6,000	$75,000
Melissa Hodges	10,000	10,000	—	$75,000
Directors
Ralph Lee Chambers, Jr.	39,375	39,375	—	$295,313
Samuel D. Evans, M.D.	17,500	17,500	—	$131,250
Joe S. Ingram	21,875	21,875	—	$164,063
Denny Mayes	26,250	26,250	—	$196,875
Dr. Jane Qualls McGuire	63,000	63,000	—	$472,500
Herb Newton	61,250	61,250	—	$459,375
David Pesterfield	22,750	22,750	—	$170,625
Terry Webb	35,000	35,000	—	$262,500
All directors and executive officers as a group	394,500	364,500	30,000	$2,958,751

For more information regarding the treatment of stock options, see “The Merger Agreement – Merger Consideration; Treatment of Foothills Bancorp Stock Options” on page 59.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the terms of the merger agreement, for a period of six years from and after the effective time, SmartFinancial must indemnify certain persons, including Foothills Bancorp’s and Foothill Bank’s directors and executive officers. In addition, the merger agreement requires that for a period of six years from the effective time, subject to a cap on the amount of premiums, SmartFinancial must maintain an insurance policy for the benefit of certain persons, including Foothills Bancorp’s and Foothills Bank’s directors and executive officers. For additional information, see “The Merger Agreement — Covenants and Agreements; Indemnification and Insurance” beginning on page 69.

SmartFinancial’s Dividend Policy

No assurances can be given that any dividends will be paid by SmartFinancial or that dividends, if paid, will not be reduced in future periods. The principal source of SmartFinancial’s cash flow, and any dividends payable to common shareholders, are dividends that SmartBank pays to SmartFinancial as its sole shareholder. The ability of SmartBank to pay dividends, as well as SmartFinancial’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of SmartBank and by certain legal and regulatory restrictions. Further, any lenders making loans to SmartFinancial or SmartBank may impose financial covenants that may be more restrictive than regulatory requirements with respect to SmartFinancial’s payment of dividends to common shareholders.

SmartFinancial’s board of directors may change its dividend policy at any time. For further information on SmartFinancial’s dividend history and restrictions on SmartFinancial’s and SmartBank’s ability to pay dividends, see “Dividend Rights and Limitations on Payment of Dividends” beginning on page 90.

Public Trading Markets

SmartFinancial will use its commercially reasonable efforts to cause the shares of SmartFinancial common stock to be issued as stock consideration in accordance with the merger agreement to be authorized for listing on Nasdaq Capital Market, subject to official notice of issuance, prior to the closing of the merger. The shares of SmartFinancial common stock to be issued as stock consideration will be registered under the Securities Act.

Regulatory Matters

Foothills Bancorp and SmartFinancial have agreed to cooperate with one another and use commercially reasonable efforts to prepare all documents, to effect all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of governmental authorities and other third parties (including the Federal Reserve and the TDFI) necessary to consummate the merger. Additionally, each party has agreed to furnish the other parties with all information concerning itself and its subsidiaries, directors, officers, and shareholders as may be necessary in connection with any filing, notice, or application made or given with or to any governmental authority or other third party.

In order to consummate the merger of Foothills Bank with and into SmartBank, we must obtain approval from both the Federal Reserve and the TDFI. SmartBank filed an interagency bank merger act application with the Federal Reserve and with the TDFI on or about August 18, 2018. As of the date of this proxy statement/prospectus, neither the Federal Reserve nor the TDFI had granted its approval of the bank merger. Federal Reserve approval or possible approval of the combination: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to shareholders or that the Federal Reserve has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.

In addition, the merger cannot be completed without the approval of the Federal Reserve pursuant to the Bank Holding Company Act, or a waiver by the Federal Reserve of any requirement for an application. SmartFinancial filed its request for a waiver from this application requirement on or about August 18, 2018.

Assistance

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need help voting your shares of Foothills Bancorp common stock, please contact Mark W. Loudermilk, Foothills Bancorp’s President and Chief Executive Officer, at (865) 738-2222.

THE MERGER AGREEMENT

The following is a summary of certain material terms and provisions of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are urged to read the merger agreement carefully and in its entirety. Except that it establishes and governs the legal relations between SmartFinancial and the Foothills Bancorp parties with respect to the merger, the merger agreement is not intended to be a source of factual, business, or operational information about SmartFinancial or the Foothills Bancorp parties. That kind of information can be found elsewhere in this proxy statement/prospectus and in filings that SmartFinancial has made with the SEC. See “Where You Can Find More Information” beginning on page 136.

Structure of the Merger

The merger agreement provides for the merger of Foothills Bancorp with and into SmartFinancial subject to and upon the terms and conditions set forth in the merger agreement, with SmartFinancial to survive the merger. Immediately following the merger, Foothills Bank will merge with and into SmartBank subject to and upon the terms and conditions set forth in an agreement and plan of merger entered into by Foothills Bank and SmartBank simultaneously with the parties’ execution of the merger agreement, with SmartBank to be the bank to survive the bank merger.

Merger Consideration

At the effective time of the merger, each share of Foothills Bancorp common stock that is issued and outstanding immediately prior to the effective time of the merger except (a) shares of Foothills Bancorp common stock that are owned or held, other than in a bona fide fiduciary or agency capacity, by SmartFinancial, Foothills Bancorp, or Foothills Bank, or any subsidiary of SmartFinancial, Foothills Bancorp, or Foothills Bank, including shares of Foothills Bancorp common stock held by Foothills Bancorp as treasury stock and (b) shares of Foothills Bancorp common stock as to which the holder (i) has perfected his or her right to dissent from the merger pursuant to Chapter 23 of the Tennessee Business Corporation Act, and (ii) has not effectively withdrawn or lost such right as of the effective time of the merger, will be converted into and cancelled in exchange for the right to receive (x) $1.75 in cash, without interest (which we refer to as the “cash consideration”), and (y) 0.666 (which we refer to as the “exchange ratio”) shares of SmartFinancial common stock (which we refer to as the “stock consideration”), together with cash in lieu of fractional shares (this cash, together with the cash consideration and the stock consideration, is referred to in this proxy statement/prospectus as the “merger consideration”). After the consummation of the merger, each former holder of shares of Foothills Bancorp common stock will no longer have any rights with respect to those shares, except for the right to receive the merger consideration (provided that holders of dissenting shares will have those rights provided for by Chapter 23 of the Tennessee Business Corporation Act).

SmartFinancial will not issue fractional shares of its common stock in connection with the merger. Instead, SmartFinancial will pay each former Foothills Bancorp shareholder who would otherwise be entitled to a fractional share of SmartFinancial common stock an amount in cash, without interest, determined by multiplying the fractional share interest to which the shareholder would otherwise be entitled by the volume weighted average closing price of SmartFinancial’s common stock on Nasdaq Capital Market for the 10 consecutive trading days ending on and including the business day immediately preceding the closing date for the merger.

SmartFinancial and the exchange agent will be entitled to deduct and withhold from both (a) the merger consideration payable to any Foothills Bancorp shareholder, and (b) the option consideration payable to a holder of a stock option convertible into shares of Foothills Bancorp common stock (discussed below), the amounts SmartFinancial and the exchange agent are required by law to deduct and withhold. If SmartFinancial or the exchange agent deducts or withholds such amounts and timely remits them to the appropriate governmental authority, these amounts will be treated for all purposes as having been paid to the persons from whom they were withheld.

If prior to the effective time of the merger the outstanding shares of SmartFinancial common stock or Foothills Bancorp common stock are increased, decreased, or changed into or exchanged for a different number or kind of securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment will be made to the per-share cash consideration and/or the exchange ratio, as applicable, and therefore the merger consideration. The issuance of shares of SmartFinancial common stock or Foothills Bancorp common stock pursuant to equity compensation plans and similar agreements will not cause or result in an adjustment of or to the exchange ratio or the per-share cash consideration.

Treatment of Foothills Bancorp Stock Options

At the effective time of the merger, each stock option convertible into shares of Foothills Bancorp common stock that is outstanding immediately prior to the effective time of the merger will be canceled in exchange for the right to receive an amount, rounded to the nearest whole cent, equal to the product of (a) $17.50 (which we refer to as the “option price”) minus the per-share exercise price of such stock option, multiplied by (b) the number of shares of Foothills Bancorp common stock subject to such stock option, to the extent such stock option was not previously exercised (we refer to this amount as so calculated as the “option consideration”).

At and after the effective time of the merger, each such cancelled stock option will no longer be exercisable by the former holder thereof and will instead only entitle such holder to the payment of the option consideration, if any, payable in respect thereof, without interest. In the event the per-share exercise price of the stock option is equal to or greater than the option price, such stock option will be cancelled for no consideration. In the event the per-share exercise price of and/or the number of shares subject to such stock options change(s) during the period between the date of execution of the merger agreement and that time which is immediately prior to the effective time of the merger, an equitable and proportionate adjustment will be made to the option price.

Exchange of Certificates

Prior to the effective time of the merger, SmartFinancial will deliver or cause to be delivered to an exchange agent mutually agreed upon by the parties (a) the stock consideration, by evidence of shares in book entry form representing the number of shares of SmartFinancial common stock to be issued to holders of Foothills Bancorp common stock, (b) the cash consideration, and (c) additional cash in an amount sufficient for the exchange agent to make payments in respect of fractional shares.

As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail or deliver to each holder of record of shares of Foothills Bancorp common stock immediately prior to the effective time a form of letter of transmittal and instructions for surrendering shares of Foothills Bancorp common stock for the merger consideration. Foothills Bancorp shareholders should not return their stock certificates with the enclosed proxy card and should not forward their stock certificates to the exchange agent without a letter of transmittal.

A holder of shares of Foothills Bancorp common stock will not be entitled to receive the merger consideration payable in respect of the holder’s shares until the holder surrenders his or her shares to the exchange agent together with a properly completed and duly executed letter of transmittal (or an agent’s message in the case of book entry shares held in street name) and such other documents as the exchange agent may reasonably require. In the event the merger consideration or any other amount payable to a holder of shares of Foothills Bancorp common stock is to be paid to a person other than the person in whose name the shares are registered, the exchange agent must be provided appropriate evidence of, or appropriate instruments for, transfer and evidence that any applicable stock transfer or other taxes have been paid or are not applicable.

If a certificate previously representing Foothills Bancorp common stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration payable in respect of the shares represented by the certificate if the person claiming the certificate to be lost, stolen, or destroyed makes an affidavit of that fact and executes an indemnity agreement and/or posts a bond in such amount as SmartFinancial and the exchange agent reasonably require as indemnity against any claim that may be made against them with respect to the certificate.

Dividends and other distributions payable or distributable with respect to shares of SmartFinancial common stock to be issued as merger consideration will not be remitted to the person entitled to receive such SmartFinancial common stock until the person surrenders his or her shares of Foothills Bancorp common stock that have been converted into such SmartFinancial common stock, or his or her book-entry shares that have been converted into such SmartFinancial common stock. Upon proper surrender of his or her shares of Foothills Bancorp common stock, all such dividends and other distributions will be remitted to such person without interest. No interest will be paid or will accrue on any amounts payable to holders of Foothills Bancorp common stock in accordance with the merger agreement.

At the effective time of the merger, the stock transfer books of Foothills Bancorp will be closed and there will be no further transfers of shares of Foothills Bancorp stock on the records of Foothills Bancorp. Until surrendered in accordance with the procedures described above and in the merger agreement, certificates representing shares of Foothills Bancorp common stock and book entry shares of Foothills Bancorp common stock will after the effective time of the merger represent only the right to receive the merger consideration payable or issuable in respect thereof in accordance with the merger agreement.

Closing and Effective Time of the Merger

The closing of the transactions provided for by the merger agreement will take place at 10:00 a.m. central time on a date to be designated by SmartFinancial, provide that such date must not be more than 30 days after all of the conditions to the merger have been satisfied or waived (or on another date or at another time agreed to by the parties). For more information regarding conditions to the merger, see “Conditions to Consummation of the Merger” below. In order to complete the merger, SmartFinancial and Foothills Bancorp must execute articles of merger and file them with the Tennessee Secretary of State. The merger will become effective on the date and at the time set forth in these articles of merger.

We currently anticipate completing the merger on or about November 1, 2018, subject to receipt of necessary regulatory and shareholder approvals and the satisfaction of other closing conditions set forth in the merger agreement. However, a delay in satisfying any condition to the merger could delay the completion of the merger, and there can be no assurances as to when or if the merger will be completed. If the merger is not completed by March 31, 2019, either SmartFinancial or the Foothills Bancorp parties may terminate the merger agreement unless the failure to complete the merger by this date is due to the failure of the terminating party or parties to perform its or their obligations under the merger agreement.

Representations and Warranties

The merger agreement contains customary representations and warranties made by the Foothills Bancorp parties to SmartFinancial and by SmartFinancial to the Foothills Bancorp parties. The representations and warranties contained in the merger agreement are the product of negotiations among the parties and, generally, are for the benefit of SmartFinancial and the Foothills Bancorp parties. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and, with respect to SmartFinancial, reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Foothills Bancorp, Foothills Bank, and SmartFinancial each delivered in connection with the merger agreement and, with respect to SmartFinancial, certain documents filed with the SEC. Generally, the merger agreement may only be enforced against a party thereto by another party thereto. Moreover, information concerning the subject matter of the representations and warranties contained in the merger agreement may change after the date of the merger agreement, and this subsequent information may or may not be fully reflected in SmartFinancial’s public disclosures. Generally, the representations and warranties of the parties contained in the merger agreement will not survive the completion of the merger or the termination of the merger agreement.

The merger agreement contains representations and warranties made by the Foothills Bancorp parties to SmartFinancial, and made by SmartFinancial to the Foothills Bancorp parties, relating to, among other things:

•	corporate organization, existence, and good standing; corporate power and authority; and qualification to conduct business;
•	subsidiaries;
•	capital stock and capitalization;
•	due authorization, execution, and delivery of the merger agreement and enforceability of the merger agreement;

•	the absence of violations or breaches of organizational documents and applicable laws as a result of the merger agreement or the consummation of the transactions contemplated by the merger agreement, including the merger and the bank merger;
•	consents, approvals, waivers, notices, filings, and registrations required in connection with the merger agreement or the transactions contemplated by the merger agreement, including the merger and the bank merger;
•	filings with governmental and regulatory authorities;
•	filings required under federal securities laws;
•	financial statements and books and records;
•	the absence of undisclosed liabilities;
•	the absence of certain events, changes, and actions, and the conduct of their respective businesses, since December 31, 2017;
•	pending and threatened legal proceedings and the absence of judgments, decrees, injunctions, orders, and rulings of governmental and regulatory authorities;
•	the absence of certain regulatory actions or any basis therefor;
•	compliance with laws and deposit insurance;
•	tax matters;
•	labor and employment matters;
•	benefit plans;
•	brokers and broker fees and expenses;
•	loan matters, including the adequacy of allowances for loan and lease losses and non-performing and classified loans;
•	insurance matters;
•	investment securities;
•	tax treatment of the merger;
•	Community Reinvestment Act and Bank Secrecy Act compliance and compliance with anti-money laundering and customer or consumer privacy laws;
•	disclosure controls and procedures and internal control over financial reporting; and
•	regulatory capital levels.

In addition, the merger agreement contains certain representations and warranties made only by the Foothills Bancorp parties to SmartFinancial and relating to, among other things:

•	organizational documents and corporate records;
•	equity or other ownership interests (in addition to subsidiaries);
•	the absence of violations or breaches of contracts as a result of the merger agreement or the consummation of the transactions contemplated by the merger agreement, including the merger and the bank merger;
•	certain material contracts;
•	intellectual property and information technology systems;
•	real and personal property;
•	environmental matters;

•	certain material interests of current and former directors and officers and their immediate family members or affiliates;
•	securities transactions;
•	transactions with affiliates;
•	administration and maintenance of fiduciary accounts;
•	required shareholder vote; and
•	inapplicability of state antitakeover laws.

Certain of the representations and warranties contained in the merger agreement are subject to materiality or “material adverse effect” qualifiers. For purposes of the merger agreement, “material adverse effect” generally means an effect, circumstance, occurrence, event, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, events, developments or changes, (i) has had, or could reasonably be expected to have, a material and adverse effect on the business, condition (financial or otherwise), operations or results of operations of SmartFinancial or Foothills Bancorp (as the case may be) and its subsidiaries taken as a whole or (ii) materially impairs the ability of SmartFinancial or the Foothills Bancorp parties (as the case may be) to perform their obligations under the merger agreement or prevents or materially impedes the consummation by SmartFinancial or the Foothills Bancorp parties (as the case may be) of the transactions contemplated by the merger agreement, including the merger and the bank merger. However, with respect to (i) above, the following will not be deemed to have or contribute to, and will not be taken into account in determining whether there exists, has been, or would reasonably be expected to be, a material adverse effect:

•	changes after the date of the merger agreement in laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by governmental authorities, except to the extent of any materially disproportionate impact they have on SmartFinancial or Foothills Bancorp (as the case may be) and its subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;
•	changes after the date of the merger agreement in accounting principles generally accepted in the United States (“GAAP”) or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, except to the extent of any materially disproportionate impact they have on SmartFinancial or Foothills Bancorp (as the case may be) and its subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;
•	changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, except to the extent of any materially disproportionate impact they have on SmartFinancial or Foothills Bancorp (as the case may be) and its subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry;
•	with respect to determining whether SmartFinancial has experienced a material adverse effect, any failure by SmartFinancial or SmartBank to meet any internal or published industry analyst projections, forecasts, or estimates of revenue, earnings, or other financial or operating metrics for any period (however, any facts or circumstances giving rise to or contributing to any such failure that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there exists, has been, or would reasonably be expected to be a material adverse effect);
•	actions or omissions of the parties required under the merger agreement or taken or omitted with the prior consent of the counterparties; and
•	with respect to determining whether SmartFinancial has experienced a material adverse effect, changes in the trading price or trading volume of SmartFinancial’s common stock (however, any facts or circumstances giving rise to or contributing to any such change that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there exists, has been, or would reasonably be expected to be a material adverse effect).

Conduct of Business Pending the Merger

The merger agreement contains customary covenants regarding the parties’ operation of their respective businesses prior to the effective time of the merger.

Subject to certain exceptions, from the date of the merger agreement to the effective time of the merger, except as permitted by the merger agreement or as required by law or at the direction of a governmental authority, or with the prior written consent of SmartFinancial (such consent not be unreasonably withheld), each of Foothills Bancorp and Foothills Bank has agreed not to, and to cause its subsidiaries not to, do any of the following:

•	conduct its business other than in the regular, ordinary, and usual course;
•	fail to use commercially reasonable best efforts to maintain and preserve intact its business organizations and customer and other business relationships, and retain the services of its current officers and employees;
•	take any action that would adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger;
•	incur, renew, modify, extend, or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (ii) purchases of federal funds, and (iii) Federal Home Loan Bank advances with a maturity of not more than one year;
•	prepay any indebtedness or other similar arrangements so as to cause Foothills Bancorp or Foothills Bank or any of their subsidiaries to incur any prepayment penalty;
•	purchase, accept, or renew any brokered deposits, except in the ordinary course of business consistent with past practice and with maturities of 24 months or less;
•	adjust, split, combine, or reclassify any of its capital stock;
•	make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock, other than dividends by Foothills Bank to Foothills Bancorp for the purpose of funding the payments by Foothills Bancorp of expenses incurred by Foothills Bancorp in connection with the transactions contemplated by the merger agreement, including the merger and the bank merger;
•	grant any person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock; or directly or indirectly redeem, purchase, repurchase, or otherwise acquire any shares of its capital stock;
•	other than in the ordinary course of business, sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (including other real estate owned), or cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;
•	make any equity investment, either by purchase of stock or other securities, contributions to capital, property transfers, purchase of any property or assets of any other person, or otherwise, or form any new subsidiary or dissolve, liquidate, or terminate any existing subsidiary;
•	enter into, renew, fail to renew, materially amend or modify, cancel, or terminate any new or existing material contract except for those that were disclosed to SmartFinancial;
•	make, renew, increase the amount of, extend the term of, or modify any loan, or commit to make, renew, increase the amount of, extend the term of, or modify any loan, except (i) in conformity with existing lending practices and where the principal amount of the loan does not exceed $1,300,000 or (ii) loans as to which the Foothills Bancorp parties and their subsidiaries had binding obligations to make such loans as of the date of the merger agreement and which were disclosed to SmartFinancial. Notwithstanding the previous, the Foothills Bancorp parties will not make, renew, increase the amount of, extend the term of, or modify any loan, or commit to make, renew, increase the amount of, extend the term of, or modify any loan, to any person if, when aggregated with all other outstanding loans and commitments for loans to such person and such person’s family members and affiliates, the aggregate principal amount of all such loans and commitments would exceed $1,300,000;

•	extend credit to, directly or indirectly, any person who has a loan with Foothills Bancorp or Foothills Bank or any of their subsidiaries that is classified by Foothills Bancorp or Foothills Bank (or any of their subsidiaries) or the Federal Deposit Insurance Corporation, or FDIC, or the TDFI as “doubtful,” “substandard,” or “special mention” or that is on non-accrual status (a “classified borrower”);
•	renegotiate, renew, increase the amount of, extend the term of, or modify any loan with or to a classified borrower, except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding loans and commitments for loans to the classified borrower and the classified borrower’s family members and affiliates do not and would not exceed $500,000 in the aggregate;
•	except in strict compliance with Regulation O of the Federal Reserve, make or increase the amount of any loan, or commit to make or increase the amount of any loan, to any director, executive officer, or principal shareholder of the Foothills Bancorp parties or any entity controlled, directly or indirectly, by any Foothills Bancorp party;
•	commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to Foothills Bancorp or Foothills Bank or any of their subsidiaries and in accordance with past practice, or enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $25,000, or (ii) would impose any material restriction on its business or operations or the operations of any of its subsidiaries;
•	increase in any manner the salary, wages, bonuses, compensation, or other benefits of, for, or payable to any of its directors, officers, or employees (except for normal employee wage and salary increases in the ordinary course of business consistent with past practice not exceeding 3% per year on a per employee basis), or pay any bonus, pension, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; become a party to, establish, adopt, amend, renew, terminate, extend, or commit to any pension, retirement, profit sharing, or other benefit plan, agreement, or arrangement, or any employment, severance, salary continuation, retention, change of control, consulting, or other contact, with or for the benefit of any director, officer, or employee, except as required by applicable law; amend, modify, or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other equity-based compensation; elect or appoint to any office with the title of executive vice president or higher any person who did not hold such office as of the date of the merger agreement or elect or appoint, or propose or recommend for election or appointment, to its board of directors any person who is not a member of its board of directors as of the date of the merger agreement; or hire any employee with annualized base compensation (excluding health insurance and retirement plan benefits) in excess of $50,000, except as may be necessary to replace an employee (other than an officer with a title of executive vice president or higher) whose employment is terminated, whether voluntarily or involuntarily;
•	amend its charter, bylaws, or other governing documents, or enter into any stock or asset purchase agreement or any plan or agreement of consolidation, merger, share exchange, or reorganization with any person or any indication of interest, letter of intent, or agreement in principle with respect thereto;
•	increase or decrease the rates of interest paid on time deposits or certificates of deposit, except in the ordinary course of business consistent with past practice;
•	purchase any debt security, including mortgage-backed and mortgage-related securities, other than United States government and United States government agency securities with final maturities of less than two years;

•	make any capital expenditures in excess of $50,000, individually, or $100,000, in the aggregate, other than in the ordinary course of business consistent with past practice or pursuant to binding commitments existing on the date of the merger agreement and disclosed to SmartFinancial;
•	establish or commit to establish any new branch office, loan or deposit production office, or other banking office or facility, or file any application or notice to relocate or close or terminate the operations of any banking office or facility;
•	except for interest rate caps and interest rate floors for individual loans entered into in the ordinary course of business consistent with past practice, enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;
•	make any material changes in policies or procedures in existence on the date of the merger agreement with regard to extensions of credit, or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon, investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in law or GAAP or at the direction of a governmental authority;
•	except with respect to foreclosures in process as of the date of the merger agreement, foreclose upon or take a deed or title to any real property without prior written notice to SmartFinancial;
•	make or change any material tax election, settle or compromise any material tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any material taxes, enter into any closing agreement with respect to any taxes or surrender any right to claim a material tax refund, adopt or change any method of accounting with respect to taxes, or file any amended tax return;
•	take any action that is intended or could reasonably be expected to result in (i) any of the representations or warranties of the Foothills Bancorp parties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger, (ii) any of the conditions to the merger not being satisfied, or (iii) a breach or violation of any provision of the merger agreement;
•	adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP or regulatory guidelines;
•	enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;
•	make any written communications to the officers or employees of the Foothills Bancorp parties or their subsidiaries, or any oral communications presented to a significant portion of the officers or employees of the Foothills Bancorp parties or their subsidiaries, pertaining to compensation or benefit matters that are affected by the transactions contemplated by the merger agreement, including the merger and the bank merger, without first providing SmartFinancial a copy or written description of the intended communication and providing SmartFinancial with a reasonable period of time to review and comment on the communication;
•	engage in or conduct any demolition, remodeling, or modifications or alterations to any of its business premises unless required by applicable law, or fail to use commercially reasonable efforts to maintain its business premises or other assets in substantially the same condition as of the date of the merger agreement, ordinary wear and tear excepted;
•	subject any of its properties or assets to any lien (other than liens existing as of the date of the merger agreement and other than in connection with securing advances, repurchase agreements, and other borrowings from the Federal Home Loan Bank and transactions in federal funds);
•	Take any action or fail to take any action, which action or failure to act would prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; or

•	agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Similarly, from the date of the merger agreement to the effective time of the merger, except as permitted by the merger agreement or as required by law or at the direction of a governmental authority, or with the prior written consent of Foothills Bancorp (such consent not to be unreasonably withheld), SmartFinancial has agreed not to, and to cause its subsidiaries not to, do any of the following:

•	fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and advantageous customer and other business relationships;
•	amend its charter or bylaws in a manner that would materially and adversely affect the economic benefits of the merger to the holders of Foothills Bancorp common stock;
•	take any action that is intended or would reasonably be expected to result in (i) any of the conditions to the merger not being satisfied, or (ii) a breach or violation of any provision of the merger agreement;
•	take any action or fail to take any action, which action or failure to act would prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; or
•	agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Covenants and Agreements

Acquisition Proposals

The Foothills Bancorp parties agreed in the merger agreement to immediately terminate, and to use their reasonable best efforts to cause their subsidiaries and their subsidiaries’ affiliates, directors, officers, employees, agents, and representatives to immediately terminate all activities, discussions, or negotiations with anyone other than SmartFinancial with respect to any acquisition proposal.

The merger agreement provides generally, and subject to the exceptions described below, that unless the merger agreement has been terminated the Foothills Bancorp parties will not, and will cause their subsidiaries and their subsidiaries’ affiliates, directors, officers, employees, agents, and representatives not to, directly or indirectly through another person:

•	solicit, initiate, or encourage, or take any other action to facilitate or that could result in, any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or could be expected to lead to, an acquisition proposal;
•	provide any non-public information or data regarding the Foothills Bancorp parties or any of their subsidiaries to anyone other than SmartFinancial or SmartBank relating to or in connection with any acquisition proposal or any inquiry or indication of interest that could be expected to lead to an acquisition proposal;
•	continue or participate in any discussions or negotiations, or otherwise communicate in any way with any person other than SmartFinancial or SmartBank, regarding any acquisition proposal;
•	approve, endorse, recommend, or execute, enter into, or consummate any indication of interest or letter of intent or similar agreement relating to any acquisition proposal or requiring the Foothills Bancorp parties to abandon, terminate, or fail to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, (or propose to do any of the foregoing); or
•	make or authorize any statement, recommendation, endorsement, or solicitation in support of any acquisition proposal, except in connection with a Foothills Bancorp change of recommendation as discussed in the section below titled “Foothills Bancorp Special Meeting.”

The merger agreement requires the Foothills Bancorp parties to promptly advise SmartFinancial of their receipt of an acquisition proposal, or any request or inquiry which would reasonably be expected to lead to an acquisition proposal, and to keep SmartFinancial informed of the status thereof, and to provide SmartFinancial any written materials received by the Foothills Bancorp parties or any of their subsidiaries in connection therewith. In addition, the Foothills Bancorp parties must contemporaneously provide or make available to SmartFinancial all materials provided or made available to any third party in connection with an acquisition proposal which has not been previously provided or made available to SmartFinancial.

The merger agreement provides that, prior to the meeting of Foothills Bancorp’s shareholders, if the Foothills Bancorp board of directors determines in good faith (after consultation with its outside legal and financial advisors) that the failure to do so would cause it to breach its fiduciary duties, the Foothills Bancorp parties may, in response to a bona fide, written acquisition proposal not solicited in violation of the merger agreement that the Foothills Bancorp board of directors determines in good faith constitutes a superior proposal, (i) furnish information with respect to the Foothills Bancorp parties and their subsidiaries to any person making the superior proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the terms contained in the confidentiality agreement among SmartFinancial, SmartBank, Foothills Bancorp, and Foothills Bank (and which confidentiality agreement shall not provide such person the exclusive right to negotiate with the Foothills Bancorp parties) and (ii) participate in discussions or negotiations with such person regarding the superior proposal. The Foothills Bancorp parties must provide SmartFinancial 48 hours prior written notice of their decision to take such action and provide SmartFinancial with the identity of the person making the superior proposal and all of the material terms and conditions of the superior proposal.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, indication, proposal, solicitation, or offer, or the filing of any regulatory application, notice, waiver, or request (whether in draft or final form), from or by any person relating to (i) any direct or indirect sale, acquisition, purchase, lease, exchange, mortgage, pledge, transfer, or other disposition of 15% or more of a party’s consolidated assets in a single transaction or series of transactions; (ii) any tender offer (including a self-tender) or exchange offer with respect to, or direct or indirect purchase or acquisition of, 15% or more of any class of equity or voting securities of a party; or (iii) any merger, share exchange, consolidation, business combination, reorganization, recapitalization, or similar transaction involving a party or any of its subsidiaries, in each case other than the transactions contemplated by the merger agreement, including the merger and the bank merger.

For purposes of the merger agreement, the term “superior proposal” means any bona fide written acquisition proposal which the Foothills Bancorp board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in the merger agreement, expense reimbursement provisions, and all conditions to consummation) and the person making the proposal, and after taking into account the advice of Foothills Bancorp’s financial advisor and outside legal counsel and is (i) more favorable from a financial point of view to the shareholders of Foothills Bancorp than the merger and (ii) is reasonably likely to be consummated on the terms set forth. For purposes of the definition of “superior proposal,” references to “15% or more” in the definition of the term “acquisition proposal” are replaced with references to “a majority.”

Notice of Certain Matters

Prior to the effective time of the merger, each party to the merger agreement has agreed to promptly notify the other parties of any fact, event, occurrence, circumstance, or condition known to it that (i) constitutes or has caused, or could reasonably be expected to cause, a material breach of any of the party’s representations, warranties, covenants, or agreements contained in the merger agreement, provided that no such notification will affect the representations, warranties, covenants, or agreements of the parties or the conditions to the obligations of the parties contained in the merger agreement or will be deemed to amend or supplement the disclosures each party has made to the other parties; (ii) has had or is reasonably likely to have, either individually or taken together with all other facts, events, occurrences, circumstances, and conditions known to such party, a material adverse effect on the party; or (iii) that would or could reasonably be expected to prohibit or materially impede or delay the consummation of the transactions contemplated by the merger agreement, including the merger and the bank merger. Each party must give the other parties prompt written notice of any notice or communication from a third party alleging that the consent or approval of the third party is or may be required in connection with the transactions contemplated by the merger agreement, including the merger and the bank merger.

Access and Information

Prior to the effective time of the merger, the Foothills Bancorp parties have generally agreed to afford Smart Financial and SmartBank and their representatives reasonable access to their and their subsidiaries’ books, records, contracts, properties, assets, personnel, and information technology systems. Also, each party has agreed to afford the other parties and their representatives any other information relating it or its subsidiaries that the other parties reasonably request. Also, Foothills Bancorp has generally agreed to, prior to the effective time of the merger, furnish SmartFinancial with a copy of any report, application, notice, schedule, or other document or instrument filed with or received from any governmental authority, except where disclosure of the same is not permitted by law and current periodic Foothills Bancorp financial statements.

Further Assurances

Generally, each of the parties has agreed in the merger agreement to use commercially reasonable efforts to promptly take or cause to be taken all actions, and to promptly do or cause to be done all things, necessary or advisable to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, as expeditiously as reasonably possible.

Foothills Bancorp Special Meeting and Recommendation of Foothills Bancorp Board

Foothills Bancorp has agreed in the merger agreement to take all action necessary to call and hold, as promptly as reasonably practicable after the effective date of the registration statement of which this proxy statement/prospectus is a part, a meeting of its shareholders for the purpose of its shareholders considering and voting on approval of the merger agreement and any other matters required to be approved by Foothills Bancorp’s shareholders in order to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger. Subject to certain limited exceptions discussed below, (i) Foothills Bancorp and its board of directors must at all times prior to and during the special meeting recommend to Foothills Bancorp’s shareholders the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the bank merger, (and take all reasonable and lawful action to solicit and obtain such approval) and (ii) neither Foothills Bancorp nor its board of directors can withdraw, modify, or qualify in any manner adverse to SmartFinancial its recommendation of the merger agreement and the transactions contemplated thereby to Foothills Bancorp’s shareholders, or take any other action or make any other public statement inconsistent with such recommendation (referred to in this proxy statement/prospectus as a “Foothills Bancorp change of recommendation”).

The Foothills Bancorp board of directors may make a Foothills Bancorp change of recommendation if, but only if:

•	the Foothills Bancorp parties have complied with their obligations under the merger agreement with respect to acquisition proposals;
•	the Foothills Bancorp board of directors determines in good faith (after consultation with and based on the advice of outside legal counsel) that its failure to do so would result in a violation of its fiduciary duties; and
•	in the event the Foothills Bancorp change of recommendation relates to an acquisition proposal, (i) the Foothills Bancorp board of directors has determined in good faith, after giving effect to any adjustments offered by SmartFinancial in the manner discussed below, that the acquisition proposal constitutes a superior proposal, (ii) Foothills Bancorp notifies SmartFinancial at least five business days in advance of its intention to effect a Foothills Bancorp change of recommendation in response to such superior proposal, and furnishes SmartFinancial the identity of the person making such superior proposal, a copy of the proposed transaction agreements and all other documents relating to such superior proposal, and (iii) prior to effecting the Foothills Bancorp change of recommendation, the Foothills Bancorp parties have for a period of five business days following Foothills Bancorp’s delivery of the notice referred to above negotiated in good faith with SmartFinancial (to the extent SmartFinancial desires to negotiate) to make adjustments in the terms of the merger agreement so that the acquisition proposal no longer constitutes a superior proposal.

Absent termination of the merger agreement, nothing in the merger agreement is intended to relieve Foothills Bancorp of its obligation to hold a meeting of its shareholders to obtain the approval required to complete the merger.

Foothills Bancorp has also agreed in the merger agreement to adjourn or postpone the special meeting at least two times if as of the date of the meeting (i) there are not sufficient shares of Foothills Bancorp common stock represented in person or by proxy to constitute the quorum necessary to conduct the business of the meeting or (ii) Foothills Bancorp has not received proxies representing a sufficient number of shares of Foothills Bancorp common stock for the approval of the merger agreement by Foothills Bancorp’s shareholders.

Employee Benefits

SmartFinancial generally has agreed that SmartFinancial or SmartBank will provide employees of Foothills Bank who become employees of SmartBank in connection with the merger (which we refer to as “continuing employees”) with benefits that are no less favorable that those provided to similarly situated employees of SmartBank as of the date of the merger agreement. Generally, and subject to certain customary exceptions, SmartFinancial and SmartBank will recognize the years of service of continuing employees with Foothills Bank for vesting and eligibility purposes under employee benefit plans maintained by SmartFinancial or SmartBank in which the continuing employees are eligible to participate. SmartFinancial and SmartBank will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions applicable to new employees under SmartFinancial or SmartBank health care, dental, and vision plans to not apply to continuing employees or their eligible spouses and dependents. Moreover, if continuing employees experience a transition in health care, dental, or vision coverage during the middle of a plan year, SmartFinancial and SmartBank will use commercially reasonable efforts to cause any successor SmartFinancial or SmartBank benefit plan providing health care, dental, or vision coverage for continuing employees to give credit towards the satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor benefit plan for any deductible, co-payment, or other cost-sharing amounts previously paid by continuing employees as part of their participation in the corresponding Foothills Bancorp or Foothills Bank benefit plan during the plan year.

The Foothills Bancorp parties generally have agreed in the merger agreement to, prior to the effective time of the merger, take any actions reasonably requested by SmartFinancial to terminate or freeze, or cause benefit accruals to cease under, one or more of their benefit plans as of or immediately prior to the effective of the merger; to continue after the effective time of the merger any contract or insurance policy relating to any of their benefit plans for such period as may be requested by SmartFinancial; and to facilitate the merger of any of their benefit plans into any employee benefit plans maintained by SmartFinancial or its subsidiaries.

Generally, and subject to certain exceptions and conditions set forth in the merger agreement, Foothills Bank employees who are not offered continued employment with SmartFinancial or one of its subsidiaries, and continuing employees whose employment is terminated by SmartFinancial or one of its subsidiaries without cause during the six-month period immediately following the merger, will be paid severance benefits based on their positions and length of service with the Foothills Bancorp parties prior to the effective time of the merger and with SmartFinancial or one of its subsidiaries thereafter.

Indemnification and Insurance

The merger agreement generally provides that, for a period of six years following the merger, SmartFinancial will indemnify, defend, and hold harmless all current and former directors, officers, and employees of Foothills Bancorp and Foothills Bank against costs and expenses, judgments, fines, losses, claims, damages, and liabilities incurred in connection with any claim, action, suit, proceeding, or investigation arising out of matters existing or occurring prior to the effective time of the merger and based on the fact that such individuals were directors, officers, or employees of Foothills Bancorp or Foothills Bank (or was serving at the request of Foothills Bancorp or Foothills Bank as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity), to the fullest extent these individuals would have been entitled to be indemnified, defended, and held harmless under applicable law and the charters and bylaws of Foothills Bancorp and Foothills Bank as in effect as of the date of the merger agreement.

The merger agreement requires Foothills Bancorp to obtain prior to the merger and SmartFinancial to maintain in effect after the merger a six-year “tail” policy under Foothills Bancorp’s existing directors’ and officers’ liability insurance policy providing at least the same coverage and coverage amounts as and containing terms and conditions that are not less advantageous than those currently provided for by the Foothills Bancorp parties’ existing directors’ and officers’ liability insurance with respect to claims against those individuals covered by such existing policies arising from facts or events that occurred at or prior to the completion of the merger, provided however that without the prior consent of SmartFinancial, the Foothills Bancorp parties cannot expend for such tail insurance an amount in excess of 150% of the most recent annual premiums paid by the Foothills Bancorp parties for their existing directors’ and officers’ liability insurance.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to obtaining the governmental authority and other third party consents and approvals required for the transactions contemplated by the merger agreement, including the merger and the bank merger; public statements or disclosures pertaining to the merger agreement or the transactions contemplated by the merger agreement, including the merger and the bank merger; the preparation and filing of the registration statement and this proxy statement/prospectus; the authorization for listing on Nasdaq Capital Market of the shares of SmartFinancial common stock to be issued as merger consideration; and exemption from liability under Rule 16b-3 under the Exchange Act for acquisitions of SmartFinancial common stock by Foothills Bancorp insiders.

Conditions to Consummation of the Merger

The respective obligations of SmartFinancial, Foothills Bancorp, and Foothills Bank to consummate the merger are subject to the satisfaction or, to the extent permissible, waiver of certain conditions, including:

•	the approval of the merger proposal by Foothills Bancorp’s shareholders;
•	the receipt of all required consents and approvals of governmental authorities (including the Federal Reserve and the TDFI) required to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, without the imposition of any non-customary condition, restriction, or requirement that the SmartFinancial board of directors determines materially reduces the benefits of the transactions contemplated by the merger agreement, including the merger and the bank merger, and the expiration of all statutory waiting periods;
•	the absence of any order, decree, or injunction enjoining or prohibiting the merger or the bank merger, and any action, suit, or proceeding seeking the same, and the absence of any law prohibiting or making illegal the consummation of the merger or the bank merger;
•	the effectiveness of the registration statement, of which this proxy statement/prospectus is a part, under the Securities Act, and the absence of any stop order suspending its effectiveness, as well as the absence of any action, suit, investigation, or proceeding to suspend the effectiveness of the registration statement; and
•	the authorization of the shares of SmartFinancial common stock to be issued as merger consideration to Foothills Bancorp shareholders for listing on Nasdaq Capital Market.

The obligation of each of Foothills Bancorp and Foothills Bank to consummate the merger is also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties of SmartFinancial in the merger agreement, both as of the date of the merger agreement and as of the date of the closing of the merger (except for representations and warranties that speak only as of a specific date), subject to the materiality standards provided for in the merger agreement;
•	SmartFinancial’s performance of and compliance with, in all material respects, its obligations and covenants in the merger agreement;
•	the Foothills Bancorp parties’ receipt of a certificate, dated as of the date of the closing of the merger, signed by the chief executive officer and chief financial officer of SmartFinancial to the effect that the two conditions described immediately above have been satisfied; and
•	Foothills Bancorp’s receipt of an opinion from Baker, Donelson dated as of the date of the closing of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The respective obligation of SmartFinancial to consummate the merger is also subject to the satisfaction or, to the extent permissible, waiver of certain additional conditions, including:

•	the accuracy of the representations and warranties of Foothills Bancorp and Foothills Bank in the merger agreement, both as of the date of the merger agreement and as of the date of the closing of the merger (except for representations and warranties that speak only as of a specific date), subject to the materiality standards provided for in the merger agreement;

•	the Foothills Bancorp parties’ performance of and compliance with, in all material respects, their obligations and covenants in the merger agreement;
•	SmartFinancial’s receipt of a certificate, dated as of the date of the closing of the merger, signed by the chief executive officer and chief financial officer of Foothills Bancorp and Foothills Bank to the effect that the two conditions described immediately above have been satisfied;
•	SmartFinancial’s receipt of evidence that all consents, approvals, and waivers required to be obtained by the Foothills Bancorp parties have been obtained;
•	SmartFinancial’s receipt of an opinion from Butler Snow, dated as of the date of the closing of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and
•	the holders of no more than 10% of the outstanding shares of Foothills Bancorp common stock shall have perfected, and not effectively withdrawn or lost, their rights to dissent from the merger pursuant to Chapter 23 of the Tennessee Business Corporation Act.

There can be no assurance as to whether or when all of the conditions to consummation of the merger will be satisfied or, where permissible, waived.

Termination of the Merger Agreement

Generally. The merger agreement may be terminated as follows:

•	by mutual written agreement of SmartFinancial, Foothills Bancorp, and Foothills Bank;
•	by SmartFinancial or the Foothills Bancorp parties, in the event that Foothills Bancorp’s shareholders do not approve the merger proposal, provided that in the case of termination by the Foothills Bancorp parties, Foothills Bancorp and its board of director have complied with their obligations to call and hold the special meeting and to recommend and solicit approval of the merger agreement by Foothills Bancorp’s shareholders;
•	by SmartFinancial or the Foothills Bancorp parties, in the event that any consent, approval, or waiver from the Federal Reserve, the TDFI, the United States Department of Justice, or any other governmental agency required in connection with the consummation of the transactions contemplated by the merger agreement, including the merger and the bank merger, has been denied by final and non-appealable action of such governmental authorities or any application for any such consent, approval, or waiver has been permanently withdrawn at the request of any such governmental authority, provided the denial or withdrawal is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;
•	by SmartFinancial or the Foothills Bancorp parties, in the event that any court or other governmental authority of competent jurisdiction has issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by the merger agreement, including the merger and the bank merger, provided that the action of such governmental authority is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;
•	by SmartFinancial or the Foothills Bancorp parties, in the event the merger is not consummated by March 31, 2019, provided that the failure to consummate the merger by such date is not due to the failure of the terminating parties to perform or observe their obligations under the merger agreement;
•	by SmartFinancial:
-	in the event of a breach of the merger agreement by Foothills Bancorp or Foothills Bank, if the breach (individually or in the aggregate with all other breaches) would, if occurring or continuing on the closing date for the merger, result in any of the conditions to the merger not being satisfied and is not cured by the earlier of March 31, 2019, and 30 days after written notice to the breaching party of the breach (provided that SmartFinancial is not in material breach of the merger agreement);

-	in the event that (i) the Foothills Bancorp parties breach their obligations under the merger agreement relative to acquisition proposals or calling and holding the special meeting and recommending and soliciting approval of the merger agreement by Foothills Bancorp’s shareholders or (ii) the Foothills Bancorp board of directors does not recommend in this proxy statement/prospectus the approval of the merger agreement and the transactions contemplated thereby by Foothills Bancorp’s shareholders or, after having made such recommendation, subsequently makes a Foothills Bancorp change of recommendation;
-	in the event of a third-party tender or exchange offer for 10% or more of the outstanding shares of Foothills Bancorp common stock is commenced and Foothills Bancorp’s board of directors recommends that Foothills Bancorp shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that Foothills Bancorp shareholders reject the tender or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act;
•	by the Foothills Bancorp parties:
-	in the event of a breach of the merger agreement by SmartFinancial if the breach (individually or in the aggregate with all other breaches) would, if occurring or continuing on the closing date for the merger, result in any of the conditions to the merger not being satisfied and is not cured by the earlier of March 31, 2019, and 30 days after written notice to the breaching party of the breach (provided that the Foothills Bancorp parties are not in material breach of the merger agreement);
-	at any time prior to approval of the merger agreement by the Foothills Bancorp shareholders, for the purpose of entering into an agreement with regard to a superior proposal, provided that the Foothills Bancorp parties have not breached their obligations under the merger agreement relative to acquisition proposals or calling and holding the special meeting and recommending and soliciting approval of the merger agreement by Foothills Bancorp’s shareholders;

Effect of Termination. Generally, and except as discussed below, if the merger agreement is terminated, the parties will have no further liability or obligations under the merger agreement, provided that (i) certain designated provisions of the merger agreement will survive termination, including those relating to the confidentiality of information shared by the parties pursuant to the merger agreement, public statements or disclosures pertaining to the merger agreement or the transactions contemplated by the merger agreement, including the merger and the bank merger, the payment of termination fees described below, and the payment of costs and expenses associated with the transactions contemplated by the merger agreement, including the merger and the bank merger, and (ii) the termination of the merger agreement will not release a party from any liability for fraud or any willful or intentional breach of the merger agreement.

Termination Fees. The Foothills Bancorp parties will be required to pay SmartFinancial a termination fee of $1,450,000:

•	in the event of a SmartFinancial material breach termination, if at or before the special meeting the Foothills Bancorp parties receive a bona fide acquisition proposal that is not withdrawn prior to the date of termination of the merger agreement and within 12 months of the date of termination Foothills Bancorp or Foothills Bank enters into a definitive agreement with respect to or consummates an acquisition proposal, whether or not the same acquisition proposal first mentioned above;
•	in the event SmartFinancial terminates the merger agreement because (i) the Foothills Bancorp parties breach their obligations under the merger agreement relative to acquisition proposals or calling and holding the special meeting and recommending and soliciting approval of the merger agreement by Foothills Bancorp’s shareholders or (ii) the Foothills Bancorp board of directors does not recommend in this proxy statement/prospectus the approval of the merger agreement and the transactions contemplated thereby by Foothills Bancorp’s shareholders or, after having made such recommendation, subsequently makes a Foothills Bancorp change of recommendation;
•	in the event SmartFinancial terminates the merger agreement because Foothills Bancorp’s board of directors recommends that Foothills Bancorp shareholders tender their shares in a third-party tender or exchange offer for 10% or more of outstanding shares of Foothills Bancorp common stock or otherwise fails to recommend that Foothills Bancorp shareholders reject the tender or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or

•	in the event the Foothills Bancorp parties terminate the merger agreement for the purpose of entering into an agreement with regard to a superior proposal.

The above-described termination fee payable by the Foothills Bancorp parties could discourage other companies from seeking to acquire or merge with the Foothills Bancorp parties prior to completion of the merger and could cause the Foothills Bancorp parties to reject any acquisition proposal from a third party which does not take into account the termination fee.

Amendment and Waiver

Generally the merger agreement may be amended at any time by a written instrument executed by each of the parties. However, after the approval of the merger proposal by the shareholders of Foothills Bancorp, the merger agreement cannot be amended without the further approval of the Foothills Bancorp shareholders, if such amendment requires further approval under applicable law. Any provision of the merger agreement may be waived by the party or parties entitled to the benefits of that provision, if the waiver is in writing and executed by the party or parties granting the waiver.

Governing Law

The merger agreement is governed by Tennessee law.

Expenses

The merger agreement provides generally that each party will pay its own expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including the merger and the bank merger. This includes fees and expenses of legal counsel, accountants, and other professional advisors. The costs of converting documents into acceptable SEC format for filing and SEC filing fees will be shared equally by SmartFinancial and the Foothills Bancorp parties.

INFORMATION ABOUT SMARTFINANCIAL

Overview

SmartFinancial was incorporated on September 19, 1983, under the laws of the State of Tennessee. SmartFinancial is a bank holding company registered under the Bank Holding Company Act, as amended.

The primary activity of SmartFinancial currently is, and is expected to remain for the foreseeable future, the ownership and operation of SmartBank. As a bank holding company, SmartFinancial intends to facilitate SmartBank’s ability to serve its customers’ requirements for financial services. The holding company structure also provides flexibility for expansion through the possible acquisition of other financial institutions and the provision of additional banking-related services, as well as certain non-banking services, which a traditional commercial bank may not provide under present laws.

Mergers

SmartFinancial and Cornerstone Merger

In 2015, SmartFinancial operated under the name Cornerstone Bancshares, Inc., and it merged with legacy SmartFinancial, Inc. (which we refer to as “Legacy SmartFinancial”) (which merger we refer to the merger as the “2015 merger”). Cornerstone Bancshares was the survivor of the 2015 merger, and immediately following that transaction, the company changed its name to “SmartFinancial, Inc.” and relocated its headquarters to Knoxville, Tennessee. Following the 2015 merger, Cornerstone Community Bank merged with and into SmartBank, with SmartBank surviving the merger.

Capstone Merger

On May 22, 2017, SmartFinancial’s shareholders approved a merger with Capstone Bancshares, Inc. (which we refer to as “Capstone”), the one bank holding company of Capstone Bank, which was consummated on November 1, 2017 (which merger we refer to as the “Capstone merger”). In connection with the Capstone merger, Capstone shareholders received either stock, cash, or a combination of stock and cash. After the Capstone merger, shareholders of SmartFinancial owned approximately 74 percent of the outstanding common stock of the combined entity on a fully diluted basis. The assets and liabilities of Capstone as of the effective date of the merger were recorded at their respective estimated fair values and combined with those of SmartFinancial. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill, which was approximately $38 million. As a result of the Capstone merger, SmartFinancial’s assets increased approximately $536 million and liabilities increased approximately $466 million.

Tennessee Bancshares Merger

On May 1, 2018, SmartFinancial consummated its merger with Tennessee Bancshares (which merger we refer to as the “Tennessee Bancshares merger”), pursuant to which Tennessee Bancshares merged with and into SmartFinancial, with SmartFinancial continuing as the surviving corporation. Immediately following the Tennessee Bancshares merger, Southern Community Bank, the wholly owned subsidiary of Tennessee Bancshares, merged with and into SmartBank, with SmartBank continuing as the surviving banking corporation.

In connection with the Tennessee Bancshares merger, each outstanding share of Tennessee Bancshares common stock was converted into and cancelled in exchange for 0.8065 shares of SmartFinancial common stock. SmartFinancial issued approximately 1,459,186 shares of SmartFinancial common stock as consideration for the Tennessee Bancshares merger. After the merger, shareholders of SmartFinancial owned approximately 88 percent of the outstanding common stock of the combined entity on a fully diluted basis. The assets and liabilities of Tennessee Bancshares as of the effective date of the merger were recorded at their respective estimated fair values and combined with those of Smart Financial. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill, which was approximately $8 million. As a result of the merger, SmartFinancial’s assets increased approximately $237 million and liabilities increased approximately $216 million.

BUSINESS OF COMPANY

SmartBank

SmartBank is a Tennessee-chartered commercial bank established in 2007 which has its principal executive offices in Pigeon Forge, Tennessee. The principal business of SmartBank consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial and residential real estate loans, consumer loans and residential and commercial construction loans. Funds not invested in the loan portfolio are invested by SmartBank primarily in obligations of the U.S. Government, U.S. Government agencies, and various states and their political subdivisions. In addition to deposits, sources of funds for SmartBank’s loans and other investments include amortization and prepayment of loans, sales of loans or participations in loans, sales of its investment securities and borrowings from other financial institutions. The principal sources of income for SmartBank are interest and fees collected on loans, fees collected on deposit accounts and interest and dividends collected on other investments. The principal expenses of SmartBank are interest paid on deposits, employee compensation and benefits, office expenses and other overhead expenses. SmartBank operates full-service branches and loan production offices across East Tennessee, Alabama, Florida and the Nashville MSA.

Our strategic plan involves growing a high performing community bank through organic loan and deposit growth as well as disciplined merger and acquisition activity. We are continually evaluating business combination opportunities and may conduct due diligence activities in connection with these opportunities. As a result, business combination discussions and, in some cases, negotiations, may take place, and transactions involving cash, debt or equity securities could be expected. Any future business combinations or series of business combinations that SmartBank might undertake may be material in terms of assets acquired, liabilities assumed, or equity issued.

Competitive Business Conditions

The markets in which SmartBank currently operates are very competitive. The Sevier County, Tennessee banking market, which is not in a MSA, is comprised of 10 financial institutions with approximately $2.4 billion in deposits in the market as of June 30, 2017 (the latest date for which data is available), up from $2.2 billion at June 30, 2016. As of June 30, 2017, approximately 79 percent of this deposit base was controlled by four local community banks which are headquartered in the county. At June 30, 2017, SmartBank had approximately 19.8 percent of the deposit market share in the county.

The Knoxville MSA banking market consists of 46 financial institutions with approximately $16.3 billion in deposits in the market as of June 30, 2017, unchanged from June 30, 2016. As of June 30, 2017, approximately 57 percent of this deposit base was controlled by four financial institutions. At June 30, 2017, SmartBank had approximately 0.7 percent of the deposit market share in the MSA.

The Bradley County, Tennessee banking market, which is not in a MSA, is comprised of 15 financial institutions with approximately $1.7 billion in deposits in the market as of June 30, 2017, which was unchanged from June 30, 2016. As of June 30, 2017, approximately 67 percent of this deposit base was controlled by five financial institutions. At June 30, 2017, SmartBank had approximately 1.4 percent of the deposit market share in the county.

The Chattanooga MSA banking market consists of 28 financial institutions with approximately$9.7 billion in deposits in the market as of June 30, 2017, up from $9.2 billion at June 30, 2016. As of June 30, 2017, approximately 56 percent of this deposit base was controlled by three large, multi-state banks headquartered outside of Chattanooga. At June 30, 2017, SmartBank had approximately 3.1 percent of the deposit market share in the MSA.

The Tuscaloosa MSA banking market consists of 24 financial institutions with approximately $4.0 billion in deposits in the market as of June 30, 2017, up from $3.8 billion at June 30, 2016. As of June 30, 2017, approximately 45 percent of this deposit base was controlled by three financial institutions. At June 30, 2017, SmartBank had approximately 8.2 percent of the deposit market share in the MSA.

The Washington County, Alabama banking market, which is not in a MSA, is comprised of two financial institutions with approximately $167.9 million in deposits in the market as of June 30, 2017, which was up from $161.0 million on June 30, 2016. At June 30, 2017, SmartBank had approximately 28.0 percent of the deposit market share in the county.

The Clarke County, Alabama banking market, which is not in a MSA, is comprised of 5 financial institutions with approximately $482 million in deposits in the market as of June 30, 2017, down from $485 million at June 30, 2016. As of June 30, 2017, approximately 73 percent of this deposit base was controlled by two financial institutions. At June 30, 2017, SmartBank had approximately 3.5 percent of the deposit market share in the county.

The Daphne-Fairhope-Foley MSA banking market consists of 22 financial institutions with approximately $4.3 billion in deposits in the market as of June 30, 2017, up from $4.0 billion at June 30, 2016. As of June 30, 2017, approximately 51 percent of this deposit base was controlled by five financial institutions. At June 30, 2017, SmartBank had approximately 0.5 percent of the deposit market share in the MSA.

The Pensacola-Ferry Pass-Brent MSA banking market consists of 19 financial institutions with approximately $5.6 billion in deposits in the market as of June 30, 2017, up from $5.4 billion at June 30, 2016. As of June 30, 2017, approximately 65 percent of this deposit base was controlled by five financial institutions. At June 30, 2017, SmartBank had approximately 0.3 percent of the deposit market share in the MSA.

The Crestview-Fort Walton Beach-Destin MSA banking market is comprised of 18 financial institutions with approximately $5.2 billion in deposits in the market as of June 30, 2017, up from $4.9 billion at June 30, 2016. As of June 30, 2017, approximately 28 percent of this deposit base was controlled by two financial institutions. At June 30, 2017, SmartBank had approximately 1.1 percent of the deposit market share in the MSA.

The Panama City MSA banking market is comprised of 25 financial institutions with approximately $3.0 billion in deposits in the market as of June 30, 2017, up from $2.7 billion at June 30, 2016. As of June 30, 2017, approximately 67 percent of this deposit base was controlled by five financial institutions. At June 30, 2017, SmartBank had approximately 0.3 percent of the deposit market share in the MSA.

The Nashville MSA banking market is comprised of 64 financial institutions with approximately $57.4 billion in deposits in the market as of June 30, 2017, up from $52.2 billion at June 30, 2016. As of June 30, 2017, approximately 52 percent of this deposit base was controlled by five financial institutions. At June 30, 2017, Southern Community Bank (which merged with SmartBank on May 1, 2018) had approximately 0.06 percent of the deposit market share in the MSA.

The Coffee County, Tennessee banking market, which is not in a MSA, is comprised of 11 financial institutions with approximately $1.0 billion in deposits in the market as of June 30, 2017, which was an increase from $943 million as of June 30, 2016. As of June 30, 2017, approximately 58 percent of this deposit base was controlled by four financial institutions. At June 30, 2017, Southern Community Bank (which merged with SmartBank on May 1, 2018) had approximately 13.03% percent of the deposit market share in the county.

SmartBank competes for deposits principally by offering depositors a variety of deposit programs with competitive interest rates, quality service and convenient locations and hours. SmartBank focuses its resources in seeking out and attracting small business relationships and taking advantage of SmartBank’s ability to provide flexible service that meets the needs of this customer class. Management feels this market niche is the most promising business area for the future growth of SmartBank.

Supervision and Regulation

General

The U.S. banking industry is highly regulated under federal and state law. The following is a general summary of the material aspects of certain statutes and regulations applicable to SmartFinancial and SmartBank. This supervisory framework could materially impact the conduct and profitability of SmartBank’s activities. A change in applicable laws and regulations, or in the manner such laws or regulations are interpreted by regulatory agencies or courts, may have a material effect on SmartBank’s business, operations and earnings.

SmartFinancial is a bank holding company registered under the Bank Holding Company Act. As a result, SmartBank is subject to supervision, regulation, and examination by the Federal Reserve, and it is required to file with the Federal Reserve annual reports and such additional information as the Federal Reserve may require pursuant to the Bank Holding Company Act. SmartFinancial is required to file with the Federal Reserve annual reports and such additional information as the Federal Reserve may require pursuant to the Bank Holding Company Act and other applicable regulations. The Federal Reserve may also make examinations of

SmartFinancial and its subsidiary. We are also under the jurisdiction of the SEC for matters relating to the offering and sale of SmartFinancial’s securities and are subject to the SEC’s rules and regulations relating to periodic reporting, reporting to shareholders, proxy solicitations, and insider-trading regulations.

SmartBank is a Tennessee-chartered commercial bank and is a member of the Federal Reserve System. As a Tennessee bank, SmartBank is subject to supervision, regulation and examination by the TDFI. As a member of the Federal Reserve System, SmartBank is also subject to supervision, regulation and examination by the Federal Reserve. In addition, SmartBank’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund of the FDIC, and SmartBank is subject to regulation by the FDIC as the insurer of its deposits.

The bank and bank holding company regulatory scheme has two primary goals: to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This comprehensive system of supervision and regulation is intended primarily for the protection of the FDIC’s Deposit Insurance Fund, bank depositors and the public, rather than SmartFinancial’s shareholders or creditors. To this end, federal and state banking laws and regulations control, among other things, the types of activities in which the company and SmartBank may engage, permissible investments that the company and SmartBank may make, the level of reserves that SmartBank must maintain against deposits, minimum equity capital levels, the nature and amount of collateral required for loans, maximum interest rates that can be charged, the manner and amount of the dividends that may be paid, and corporate activities regarding mergers, acquisitions and the establishment and closing of branch offices. In addition, federal and state laws impose substantial requirements on SmartBank in the areas of consumer protection and detection and reporting of potential or suspected money laundering and terrorist financing.

The description below summarizes certain elements of the bank regulatory framework applicable to us and SmartBank. This summary is not, however, intended to describe all laws, regulations and policies applicable to us and SmartBank, and you should refer to the full text of the statutes, regulations, and corresponding guidance for more information. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal level. We are unable to predict these future changes or the effects, if any, that these changes could have on SmartFinancial’s business, revenues, and financial results.

Regulation of SmartFinancial

As a regulated bank holding company, SmartFinancial is subject to various laws and regulations that affect SmartFinancial’s business. These laws and regulations, among other matters, prescribe minimum capital requirements, limit transactions with affiliates, impose limitations on the business activities in which SmartFinancial can engage, restrict SmartFinancial’s ability to pay dividends to its shareholders, restrict the ability of institutions to guarantee its debt, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in its capital than generally accepted accounting principles, among other things.

Permitted activities

Under the Bank Holding Company Act, a bank holding company that is not a financial holding company, as discussed below, is generally permitted to engage in, or acquire direct or indirect control of more than five percent of any class of the voting shares of any company that is not a bank or bank holding company and that is engaged in, the following activities (in each case, subject to certain conditions and restrictions and prior approval of the Federal Reserve):

•	banking or managing or controlling banks;
•	furnishing services to or performing services for its subsidiaries; and
•	any activity that the Federal Reserve determines by regulation or order to be so closely related to banking as to be a proper incident to the business of banking, including, for example factoring accounts receivable, making, acquiring, brokering or servicing loans and usual related activities, leasing personal or real property, operating a nonbank depository institution, such as a savings association, performing trust company functions, conducting financial and investment advisory activities, underwriting and dealing in government obligations and money market instruments, performing selected insurance underwriting activities, issuing and selling money orders and similar consumer-type payment instruments, and engaging in certain community development activities.

While the Federal Reserve has found these activities in the past acceptable for other bank holding companies, the Federal Reserve may not allow us to conduct any or all of these activities, which are reviewed by the Federal Reserve on a case by case basis upon application by a bank holding company.

Acquisitions subject to prior regulatory approval

The Bank Holding Company Act requires the prior approval of the Federal Reserve for a bank holding company to acquire substantially all the assets of a bank or to acquire direct or indirect ownership or control of more than 5 percent of any class of the voting shares of any bank, bank holding company, savings and loan holding company or savings association, or to increase any such non-majority ownership or control of any bank, bank holding company, savings and loan holding company or savings association, or to merge or consolidate with any bank holding company.

Under the Bank Holding Company Act, a bank holding company that is located in Tennessee and is “well capitalized” and “well managed”, as such terms are defined under the Bank Holding Company Act and implementing regulations, may purchase a bank located outside of Tennessee. Conversely, a well-capitalized and well-managed bank holding company located outside of Tennessee may purchase a bank located inside Tennessee. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in concentrations of deposits exceeding limits specified by statute.

Federal and state laws, including the Bank Holding Company Act and the Change in Bank Control Act, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. “Control” of a depository institution is a facts and circumstances analysis, but generally an investor is deemed to control a depository institution or other company if the investor owns or controls 25 percent or more of any class of voting securities. Ownership or control of 10 percent or more of any class of voting securities, where either the depository institution or company is a public company, like SmartFinancial, or no other person will own or control a greater percentage of that class of voting securities after the acquisition, is also presumed to result in the investor controlling the depository institution or other company, although this is subject to rebuttal.

The Bank Holding Company Act was substantially amended through the Financial Services Modernization Act of 1999, commonly referred to as the Gramm-Leach Bliley Act, or the GLBA. The GLBA eliminated long-standing barriers to affiliations among banks, securities firms, insurance companies and other financial services providers. A bank holding company whose subsidiary deposit institutions are “well capitalized” and “well managed” may elect to become a “financial holding company” and thereby engage without prior Federal Reserve approval in certain banking and non-banking activities that are deemed to be financial in nature or incidental to financial activity. These “financial in nature” activities include securities underwriting, dealing and market making; organizing, sponsoring and managing mutual funds; insurance underwriting and agency; merchant banking activities; and other activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. We have not elected to become a financial holding company.

A dominant theme of the GLBA is functional regulation of financial services, with the primary regulator of a company or its subsidiaries being the agency which traditionally regulates the activity in which the company or its subsidiaries wish to engage. For example, the SEC will regulate bank holding company securities transactions, and the various banking regulators will oversee banking activities.

Bank holding company obligations to bank subsidiaries

Under current law and Federal Reserve policy, a bank holding company is expected to act as a source of financial and managerial strength to its depository institution subsidiaries and to maintain resources adequate to support such subsidiaries, which could require us to commit resources to support SmartBank in situations where additional investments may not otherwise be warranted. As a result of these obligations, a bank holding company may be required to contribute additional capital to its subsidiaries.

Bank holding company dividends

The Federal Reserve’s policy regarding dividends is that a bank holding company should not declare or pay a cash dividend which would impose undue pressure on the capital of any bank subsidiary or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer, or significantly reduce the bank holding company’s dividends if:

•	its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
•	its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or
•	it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Should an insured member bank controlled by a bank holding company be “significantly undercapitalized” under the applicable federal bank capital ratios, or if the bank subsidiary is “undercapitalized” and has failed to submit an acceptable capital restoration plan or has materially failed to implement such a plan, the Federal Reserve may require prior approval for any capital distribution by the bank holding company. For more information, see “Capitalization levels and prompt corrective action” below.

In addition, since SmartFinancial is a legal entity separate and distinct from SmartBank and does not conduct stand-alone operations, the company’s ability to pay dividends depends on the ability of SmartBank to pay dividends to SmartFinancial, which is also subject to regulatory restrictions as described below in “Bank dividends.”

Under Tennessee law, SmartFinancial is not permitted to pay cash dividends if, after giving effect to such payment, the company would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus any amounts needed to satisfy any preferential rights if it were dissolving.

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act has imposed new restrictions on and expanded regulatory oversight for financial institutions, including depository institutions like SmartBank. Although the Dodd-Frank Act is primarily aimed at the activities of investment banks and large commercial banks, many of the provisions of the legislation impact operations of community banks like SmartBank. The following aspects of the Dodd-Frank Act are related to SmartFinancial’s operations:

•	Tier 1 capital treatment for “hybrid” capital items like trust preferred securities is eliminated, subject to various grandfathering and transition rules.
•	The deposit insurance assessment base calculation now equals the depository institution’s average consolidated total assets minus its average tangible equity during the assessment period. Previously, the deposit insurance assessment was calculated based on the insured deposits held by the institution.
•	The ceiling on the size of the Deposit Insurance Fund was removed and the minimum designated reserve ratio of the Deposit Insurance Fund increased 20 basis points to 1.35 percent of estimated annual insured deposits or assessment base. The FDIC also was directed to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.
•	Bank holding companies and banks must be “well capitalized” and “well managed” in order to acquire banks located outside of their home state, which codified long-standing Federal Reserve policy. Any bank holding company electing to be treated as a financial holding company must be and remain “well capitalized” and “well managed.”

•	Capital requirements for insured depository institutions are now countercyclical, such that capital requirements increase in times of economic expansion and decrease in times of economic contraction.
•	The Federal Reserve established interchange transaction fees for electronic debit transactions under a restrictive “reasonable and proportional cost” per transaction standard.
•	The “opt in” provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1997 have been eliminated, which allows state banks to establish de novo branches in states other than the bank’s home state if the law of such other state would permit a bank chartered in that state to open a branch at that location.
•	The Durbin Amendment limits interchange fees payable on debit card transactions for financial institutions with more than $10 billion in assets. While the Durbin Amendment does not directly apply to SmartBank, competitive market forces related to the reduction mandated by the Durbin Amendment may result in a decrease in revenue from interchange fees for smaller financial institutions.
•	The prohibition on the payment of interest on demand deposit accounts was repealed effective one year after enactment, thereby permitting depository institutions to pay interest on business checking and other accounts.
•	A new federal agency was created, the Consumer Financial Protection Bureau, or CFPB, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. The CFPB is also responsible for examining large financial institutions (i.e., those with more than $10 billion in assets) and enforcing compliance with federal consumer financial protection.
•	The regulation of consumer protections regarding mortgage originations, addressing loan originator compensation, minimum repayment standards including restrictions on variable-rate lending by requiring the ability to repay be determined based on the maximum rate that will apply during the first five years of a variable-rate loan term, prepayment consideration, and new disclosures, has been expanded.

Economic Growth, Regulatory Relief, and Consumer Protection Act

On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (which we refer to as “EGRRCPA”) was enacted. EGRRCPA provides certain limited amendments to the Dodd-Frank Act, as well as certain targeted modifications to other post-financial crisis regulatory requirements. SmartFinancial and SmartBank along with many community banks will eventually experience the rollback of some of the burdensome requirements resulting from the Dodd-Frank Act. Sections in the EGRRCPA address access to mortgage credit; consumer access to credit; protections for veterans, consumers, and homeowners; rules for certain bank holding companies, capital access; and protections for student borrowers. In the next 12 to 18 months or longer, SmartFinancial and SmartBank will focus on the implementing rules and guidance for the various provisions in each section of the EGRRCPA that impact their operations and activities.

The foregoing provisions may have the consequence of increasing the company’s expenses, decreasing its revenues and changing the activities in which it chooses to engage. The environment in which banking organizations operate, including legislative and regulatory changes affecting capital, liquidity, supervision, permissible activities, corporate governance and compensation, changes in fiscal policy and steps to eliminate government support for banking organizations, may have long-term effects on the profitability of banking organizations that cannot now be foreseen.

U.S. Basel III capital rules

The U.S. Basel III capital rules, effective January 1, 2015, apply to all national and state banks and savings associations and most bank holding companies, which are collectively referred to herein as “covered banking organizations.” The requirements in the U.S. Basel III capital rules started to phase in on January 1, 2015, for many covered banking organizations, including SmartFinancial and SmartBank. The requirements in the U.S. Basel III capital rules will be fully phased in by January 1, 2019.

SmartFinancial currently is subject to regulatory capital requirements at both the holding company and bank levels. Bank holding companies that are not engaged in significant nonbanking activities, do not conduct significant off-balance sheet activities, and that do not have a material amount of debt or equity securities registered with the SEC are not subject to regulatory capital requirements once their consolidated assets exceed a certain threshold. That threshold is currently $1.0 billion, but the EGRRCPA requires the Federal Reserve to lift the threshold to $3.0 billion by November 21, 2018, which will relieve SmartFinancial from these consolidated capital requirements until it reaches that threshold.

The EGRRCPA requires the federal banking agencies to develop a community bank leverage ratio (defined as the ratio of tangible equity capital to average total consolidated assets) for banks and holding companies with total consolidated assets of less than $10 billion and an appropriate risk profile. The required regulations must specify a minimum community bank leverage ratio of not less than 8% and not more than 10%, as well as procedures for treatment of a qualifying community bank that has a community bank leverage ratio that falls below the required minimum. Qualifying banks that exceed the minimum community bank leverage ratio will be deemed to be in compliance with all other capital and leverage requirements.

The U.S. Basel III capital rules impose higher risk-based capital and leverage requirements than those previously in place. Specifically, the rules impose the following minimum capital requirements:

•	a new common equity Tier 1 risk-based capital ratio of 4.5 percent;
•	a Tier 1 risk-based capital ratio of 6 percent (increased from the then-current 4 percent requirement);
•	a total risk-based capital ratio of 8 percent (unchanged from the then-current requirements);
•	a leverage ratio of 4 percent; and
•	a new supplementary leverage ratio of 3 percent applicable to advanced approaches banking organizations, resulting in a leverage ratio requirement of 7 percent for such institutions.

Under the U.S. Basel III capital rules, Tier 1 capital is redefined to include two components: common equity Tier 1 capital and additional Tier 1 capital. The new and highest form of capital, Common Equity Tier 1 capital, or CET1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital includes other perpetual instruments historically included in Tier 1 capital, such as non-cumulative perpetual preferred stock.

The rules permit bank holding companies with less than $15.0 billion in total consolidated assets, such as us, to continue to include trust-preferred securities and cumulative perpetual preferred stock issued before May 19, 2010 in Tier 1 capital, but not in CET1 capital, subject to certain restrictions. Tier 2 capital consists of instruments that currently qualify in Tier 2 capital plus instruments that the rule has disqualified from Tier 1 capital treatment.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a capital conservation buffer on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 Common Equity, but the buffer applies to all three measurements (Common Equity Tier 1, Tier 1 capital, and total capital). The capital conservation buffer will be phased in incrementally over time, becoming fully effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5 percent of risk-weighted assets.

The U.S. Basel III capital standards require certain deductions from or adjustments to capital. As a result, deductions from CET1 capital will be required for goodwill (net of associated deferred tax liabilities); intangible assets such as non-mortgage servicing assets and purchased credit card relationships (net of associated deferred tax liabilities); deferred tax assets that arise from net operating loss and tax credit carryforwards (net of any related valuations allowances and net of deferred tax liabilities); any gain on sale in connection with a securitization exposure; any defined benefit pension fund net asset (net of any associated deferred tax liabilities) held by a bank holding company (this provision does not apply to a bank or savings association); the aggregate amount of outstanding equity investments (including retained earnings) in financial subsidiaries; and identified losses. Other deductions will be necessary from different levels of capital. The U.S. Basel III capital rules also increase the risk weight for certain assets, meaning that more capital must be held against such assets. For example, commercial real estate loans that do not meet certain underwriting requirements must be risk-weighted at 150 percent rather than the 100 percent that was the case prior to these rules becoming effective.

Additionally, the U.S. Basel III capital standards provide for the deduction of three categories of assets: (i) deferred tax assets arising from temporary differences that cannot be realized through net operating loss carrybacks (net of related valuation allowances and of deferred tax liabilities), (ii) mortgage servicing assets (net of associated deferred tax liabilities) and (iii) investments in more than 10 percent of the issued and outstanding common stock of unconsolidated financial institutions (net of associated deferred tax liabilities). The amount in each category that exceeds 10 percent of CET1 capital must be deducted from CET1 capital. The remaining, non-deducted amounts are then aggregated, and the amount by which this total amount exceeds 15 percent of CET1 capital must be deducted from CET1 capital. Amounts of minority investments in consolidated subsidiaries that exceed certain limits and investments in unconsolidated financial institutions may also have to be deducted from the category of capital to which such instruments belong.

Accumulated other comprehensive income, or AOCI, is presumptively included in CET1 capital and often would operate to reduce this category of capital. The U.S. Basel III capital rules provided a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of much of this treatment of AOCI. We elected to opt out. The rules also have the effect of increasing capital requirements by increasing the risk weights on certain assets, including high volatility commercial real estate, mortgage servicing rights not includable in CET1 capital, equity exposures, and claims on securities firms, which are used in the denominator of the three risk-based capital ratios.

When fully phased in on January 1, 2019, the U.S. Basel III capital rules will require us and SmartBank to maintain (i) a minimum ratio of CET1 capital to risk-weighted assets of at least 4.5 percent, plus the 2.5 percent capital conservation buffer, effectively resulting in a minimum ratio of CET1 capital to risk-weighted assets of at least 7 percent, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0 percent, plus the capital conservation buffer, effectively resulting in a minimum Tier 1 capital ratio of 8.5 percent, (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0 percent, plus the capital conservation buffer, effectively resulting in a minimum total capital ratio of 10.5 percent and (iv) a minimum leverage ratio of 4 percent, calculated as the ratio of Tier 1 capital to average assets. Management believes that SmartFinancial and SmartBank would meet all capital adequacy requirements under the U.S. Basel III capital rules on a fully phased-in basis if such requirements were currently effective.

The U.S. Basel III capital rules also make important changes to the “prompt corrective action” framework discussed below in “Regulation of SmartBank-Capitalization levels and prompt corrective action.”

Anti-tying restrictions

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

Executive compensation and corporate governance

The Dodd-Frank Act requires public companies to include, at least once every three years, a separate non-binding “say on pay” vote in their proxy statement by which shareholders may vote on the compensation of the public company’s named executive officers. In addition, if such public companies are involved in a merger, acquisition, or consolidation, or if they propose to sell or dispose of all or substantially all of their assets, shareholders have a right to an advisory vote on any golden parachute arrangements in connection with such transaction (frequently referred to as “say-on-golden parachute” vote). Other provisions of the act may impact the company’s corporate governance. For instance, the act requires the SEC to adopt rules prohibiting the listing of any equity security of a company that does not have an independent compensation committee; and requiring all exchange-traded companies to adopt clawback policies for incentive compensation paid to executive officers in the event of accounting restatements based on material non-compliance with financial reporting requirements.

Regulation of SmartBank

As a Tennessee-chartered commercial bank, SmartBank is subject to supervision, regulation, and examination by the TDFI, and, as a member of the Federal Reserve System, SmartBank is also subject to supervision, regulation, and examination by the Federal Reserve. Federal and state law and regulation affect virtually all of SmartBank’s activities including capital requirements, the ability to pay dividends, mergers and acquisitions, limitations on the amount that can be loaned to a single borrower and related interests, permissible investments, and geographic and new product expansion, among other things. SmartBank must submit an application to, and receive the approval of, the TDFI and Federal Reserve before opening a new branch office or merging with another financial institution. The Commissioner of the TDFI and the Federal Reserve have the authority to enforce laws and regulations by ordering SmartBank or a director, officer, or employee of SmartBank to cease and desist from violating a law or regulation or from engaging in unsafe or unsound banking practices and by imposing other sanctions including civil money penalties.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the type of investments which may be made. The operations of banks are also affected by various consumer laws and regulations, including those relating to equal credit opportunity and regulation of consumer lending practices. SmartBank’s deposits are insured by the FDIC under the Federal Deposit Insurance Act.

State banks are subject to regulation by the TDFI with regard to capital requirements and the payment of dividends. Tennessee has adopted the provisions of the Federal Reserve’s Regulation O with respect to restrictions on loans and other extensions of credit to bank “insiders.” Further, under Tennessee law, state banks are prohibited from lending to any one person, firm, or corporation amounts more than 15 percent of the bank’s equity capital accounts, except (i) in the case of certain loans secured by negotiable title documents covering readily marketable nonperishable staples, or (ii) with the prior approval of the bank’s board of directors or finance committee (however titled), the bank may make a loan to any person, firm or corporation of up to 25 percent of its equity capital accounts.

Various state and federal consumer laws and regulations also affect the operations of SmartBank, including state usury laws, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, generally prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks.

Capitalization levels and prompt corrective action

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well capitalized” institution for these purposes, a bank must have a leverage ratio of no less than 5 percent, a Tier 1 capital ratio of no less than 6 percent, and a total risk-based capital ratio of no less than 10 percent, and a bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level.

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the Federal Deposit Insurance Act, or FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; (iv) requiring the institution to change and improve its management; (iv) prohibiting the acceptance of deposits from correspondent banks; (v) requiring prior Federal Reserve approval for any capital distribution by a bank holding company controlling the institution; and (vi) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Notably, the thresholds for each of the five categories for regulatory capital requirements were revised pursuant to the U.S. Basel III capital rules. See the discussion under the heading “U.S. Basel III capital rules” above. Under these rules, which started to phase in on January 1, 2015, a well-capitalized insured depository institution is one (i) having a total risk-based capital ratio of 10 percent or greater, (ii) having a Tier 1 risk-based capital ratio of 8 percent or greater, (iii) having a CET1 capital ratio of 6.5 percent or greater, (iv) having a leverage capital ratio of 5 percent or greater and (v) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. A state member bank is considered “adequately capitalized” if it has a leverage ratio of at least 4 percent, a CET1 capital ratio of 4.5 percent or better, a Tier 1 risk-based capital ratio of at least 6.0 percent, a total risk-based capital ratio of at least 8.0 percent and does not meet the definition of a well-capitalized bank.

It should be noted that the minimum ratios referred to above in this section are merely guidelines, and the bank regulators possess the discretionary authority to require higher capital ratios.

Bank reserves

The Federal Reserve requires all depository institutions, even if not members of the Federal Reserve System, to maintain reserves against some transaction accounts (primarily negotiable order of withdrawal (NOW) and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank “discount window” as a secondary source of funds, provided that the institution meets the Federal Reserve Bank’s credit standards.

Bank dividends

The Federal Reserve prohibits any distribution that would result in the bank being “undercapitalized” (4 percent leverage ratio, 4.5 percent CET1 capital ratio, 6 percent Tier 1 risk-based capital ratio, or 8 percent total risk-based capital ratio). Tennessee law places restrictions on the declaration of dividends by state chartered banks to their shareholders, including, but not limited to, that the board of directors of a Tennessee-chartered bank may only make a dividend from the surplus profits arising from the business of the bank, and may not declare dividends in any calendar year that exceeds the total of its retained net income of that year combined with its retained net income of the preceding two years without the prior approval of the commissioner of the TDFI. Tennessee laws regulating banks require certain charges against and transfers from an institution’s undivided profits account before undivided profits can be made available for the payment of dividends. Furthermore, the TDFI also has authority to prohibit the payment of dividends by a Tennessee bank when it determines such payment to be an unsafe and unsound banking practice.

Insurance of accounts and other assessments

SmartBank pays deposit insurance assessments to the Deposit Insurance Fund, which is determined through a risk-based assessment system. SmartBank’s deposit accounts are currently insured by the Deposit Insurance Fund, generally up to a maximum of $250,000 per separately insured depositor. SmartBank pays assessments to the FDIC for such deposit insurance. Under the current assessment system, the FDIC assigns an institution to a risk category based on the institution’s most recent supervisory and capital evaluations, which are designed to measure risk. Under the FDIA, the FDIC may terminate a bank’s deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, agreement or condition imposed by the FDIC.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, or FICO, a federal government corporation established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the FICO bonds mature in 2017 through 2019.

Restrictions on transactions with affiliates

SmartBank is also subject to federal laws that restrict certain transactions between it and its nonbank affiliates. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank, including in the case of SmartBank, SmartFinancial. Under sections 23A and 23B of the Federal Reserve Act, or FRA, and the Federal Reserve’s Regulation W, covered transactions by SmartBank with a single nonbank affiliate are generally limited to 10 percent of SmartBank’s capital and surplus and 20 percent of capital and surplus for all covered transactions with all nonbank affiliates. The definition of “covered transactions” includes transactions like a loan by a bank to an affiliate, an investment by a bank in an affiliate, or a purchase by a bank of assets from an affiliate. A loan by a bank to a nonbank affiliate must be secured by collateral valued at 100 percent to 130 percent of the loan amount, depending on the type of collateral and certain low quality assets and any securities of an affiliate may not serve as collateral.

All such transactions must generally be consistent with safe and sound banking practices and must be on terms that are no less favorable to the bank than those that would be available from nonaffiliated third parties. Moreover, state banking laws impose restrictions on affiliate transactions similar to those imposed by federal law. Federal Reserve policies also forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered or, if no market exists, actual costs plus a reasonable profit.

Loans to insiders

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10 percent of any class of voting securities of a bank, or to any related interest of those persons, including any company controlled by that person, are subject to Sections 22(g) and 22(h) of the FRA and their corresponding regulations, which is referred to as Regulation O. Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Regulation O prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15 percent of an institution’s unimpaired capital and surplus plus an additional 10 percent of unimpaired capital and surplus in the case of loans that are fully secured by certain readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which the bank is permitted to extend credit to executive officers.

Community Reinvestment Act

The Community Reinvestment Act, or CRA, and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service areas, including low and moderate-income neighborhoods, consistent with safe and sound operations. These regulations provide for regulatory assessment of a bank’s record in meeting the credit needs of its service area. Federal banking agencies are required to make public a rating of a bank’s performance under the CRA. The federal banking agencies consider a bank’s CRA rating when a bank submits an application to establish banking centers, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the CRA performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other financial holding company. An unsatisfactory record can substantially delay, block or impose conditions on the transaction. SmartBank received a satisfactory rating on its most recent CRA assessment.

Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, or Riegle-Neal Act, provides that adequately capitalized and managed bank holding companies are permitted to acquire banks in any state. Previously, under the Riegle-Neal Act, a bank’s ability to branch into a particular state was largely dependent upon whether the state “opted in” to de novo interstate branching. Many states did not “opt-in,” which resulted in branching restrictions in those states. The Dodd-Frank Act amended the Riegle-Neal legal framework for interstate branching to permit national banks and state banks to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Under current Tennessee law, SmartBank may open branch offices throughout Tennessee with the prior approval of the TDFI. All branching remains subject to applicable regulatory approval and adherence to applicable legal requirements.

Bank Secrecy Act

The Currency and Foreign Transactions Reporting Act of 1970, better known as the Bank Secrecy Act, or BSA, requires all United States financial institutions to assist United States government agencies to detect and prevent money laundering. Specifically, BSA requires financial institutions to keep records of cash purchases of negotiable instruments, file reports of cash transactions exceeding a daily aggregate amount of $10,000, and to report suspicious activity that might signify money laundering, tax evasion, or other criminal activities.

Anti-money laundering and economic sanctions

The USA PATRIOT Act of 2001 (which we refer to as the “USA PATRIOT”) Act provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the BSA, the USA PATRIOT Act imposed new requirements that obligate financial institutions, such as banks, to take certain steps to control the risks associated with money laundering and terrorist financing.

Among other requirements, the USA PATRIOT Act and implementing regulations require banks to establish anti-money laundering programs that include, at a minimum:

•	internal policies, procedures and controls designed to implement and maintain the bank’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;
•	systems and procedures for monitoring and reporting of suspicious transactions and activities;
•	designated compliance officer;
•	employee training;
•	an independent audit function to test the anti-money laundering program;
•	procedures to verify the identity of each customer upon the opening of accounts; and
•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of the bank’s anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. Financial institutions are also required to comply with various reporting and recordkeeping requirements. The Federal Reserve and the FDIC consider an applicant’s effectiveness in combating money laundering, among other factors, in connection with an application to approve a bank merger or acquisition of control of a bank or bank holding company.

Likewise, the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, is responsible for helping to ensure that United States entities do not engage in transactions with the subjects of U.S. sanctions, as defined by various Executive Orders and Acts of Congress. Currently, OFAC administers and enforces comprehensive U.S. economic sanctions programs against certain specified countries/regions. In addition to the country/region-wide sanctions programs, OFAC also administers complete embargoes against individuals and entities identified on OFAC’s list of Specially Designated Nationals and Blocked Persons, or SDN List. The SDN List includes over 7,000 parties that are located in many jurisdictions throughout the world, including in the United States and Europe. SmartBank is responsible for determining whether any potential and/or existing customers appear on the SDN List or are owned or controlled by a person on the SDN List. If any customer appears on the SDN List or is owned or controlled by a person or entity on the SDN List, such customer’s account must be placed on hold and a blocking or rejection report, as appropriate and if required, must be filed within 10 business days with OFAC. In addition, if a customer is a citizen of, has provided an address in, or is organized under the laws of any country or region for which OFAC maintains a comprehensive sanctions program, SmartBank must take certain actions with respect to such customers as dictated under the relevant OFAC sanctions program. SmartBank must maintain compliance with OFAC by implementing appropriate policies and procedures and by establishing a recordkeeping system that is reasonably appropriate to administer SmartBank’s compliance program. SmartBank has adopted policies, procedures and controls to comply with the BSA, the USA PATRIOT Act and OFAC regulations.

Privacy and data security

Under the GLBA, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties. The GLBA also directed federal regulators, including the FDIC, to prescribe standards for the security of consumer information. SmartBank is subject to such standards, as well as standards for notifying customers in the event of a security breach.

Consumer laws and regulations

SmartBank is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, or TILA, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Transactions Act, the Servicemembers Civil Relief Act, the Military Lending Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with consumers when offering consumer financial products and services.

Rulemaking authority for these and other consumer financial protection laws transferred from the prudential regulators to the CFPB on July 21, 2011. In some cases, regulators such as the Federal Trade Commission, the U.S. Department of Housing and Urban Development, and the U.S. Department of Justice also retain certain rulemaking or enforcement authority. The CFPB also has broad authority to prohibit unfair, deceptive and abusive acts and practices, or UDAAP, and to investigate and penalize financial institutions that violate this prohibition. While the statutory language of the Dodd-Frank Act sets forth the standards for acts and practices that violate the prohibition on UDAAP, certain aspects of these standards are untested, and thus it is currently not possible to predict how the CFPB will exercise this authority. In addition, consumer compliance examination authority remains with the prudential regulators for smaller depository institutions ($10 billion or less in total assets). With recent changes in the leadership of the CFPB, in the authority of the agency going forward is uncertain, and the impact, if any, changes to the CFPB may have on the company’s business, revenues, operations, or results cannot be ascertained.

The Dodd-Frank Act also authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are “qualified mortgages.” On January 10, 2013, the CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan’s monthly payments. Since then the CFPB made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower’s “income and assets” to include all “information” that creditors rely on in determining repayment ability. The rules also provide further examples of third-party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules were effective beginning on January 10, 2014. The rules also define “qualified mortgages,” imposing both underwriting standards-for example, a borrower’s debt-to-income ratio may not exceed 43 percent-and limits on the terms of their loans. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages.

On October 3, 2015, the CFPB implemented a final rule combining the mortgage disclosures consumers previously received under TILA and the Real Estate Settlement Procedures Act, or RESPA. For more than 30 years, the TILA and RESPA mortgage disclosures had been administered separately by, respectively, the Federal Reserve and the U.S. Department of Housing and Urban Development. The final rule requires lenders to provide applicants with the new Loan Estimate and Closing Disclosure and generally applies to most closed-end consumer mortgage loans for which the creditor or mortgage broker receives an application on or after October 3, 2015. The EGRRCPA requires amendments generally intended to narrow the scope of certain of these rules, including the ability to repay requirements, but we are not currently able to determine how these changes may affect SmartBank’s business.

FIRREA and FDICIA

Far-reaching legislation, including the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, and the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, have impacted the business of banking for years. FIRREA primarily affected the regulation of savings institutions rather than the regulation of commercial banks and bank holding companies like SmartBank and SmartFinancial, but did include provisions affecting deposit insurance premiums, acquisitions of thrifts by banks and bank holding companies, liability of commonly controlled depository institutions, receivership and conservatorship rights and procedures and substantially increased penalties for violations of banking statutes, regulations and orders.

FDICIA resulted in extensive changes to the federal banking laws. The primary purpose of FDICIA was to authorize additional borrowings by the FDIC in order to assist in the resolution of failed and failing financial institutions. However, the law also instituted certain changes to the supervisory process and contained various provisions affecting the operations of banks and bank holding companies.

The additional supervisory powers and regulations mandated by FDICIA include a “prompt corrective action” program based upon five regulatory zones for banks, in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank’s financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank’s ratio of tangible equity to total assets reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The Federal Reserve has adopted regulations implementing the prompt corrective action provisions of the FDICIA, which place financial institutions into one of the following five categories based upon capitalization ratios as these ratios have been amended following regulations implementing the requirements of Basel III: (1) a “well capitalized” institution has a total risk-based capital ratio of at least 10 percent, a Tier 1 risk-based capital ratio of at least 8 percent, a leverage ratio of at least 5 percent and a CET1 capital ratio of at least 6.5 percent; (2) an “adequately capitalized” institution has a total risk-based ratio of at least 8 percent, a Tier 1 risk-based ratio of at least 6 percent, a leverage ratio of at least 4 percent and a CET1 capital ratio of at least 4.5 percent; (3) an “undercapitalized” institution has a total risk-based capital ratio of under 8 percent, a Tier 1 risk-based capital ratio of under 6 percent, a leverage ratio of under 4 percent or a CET1 capital ratio of less than 4.5 percent; (4) a “significantly undercapitalized” institution has a total risk-based capital ratio of under 6 percent, a Tier 1 risk-based ratio of under 4 percent, a leverage ratio of under 3 percent or a CET1 capital ratio of less than 3 percent; and (5) a “critically undercapitalized” institution has a ratio of tangible equity to total assets of 2 percent or less. Institutions in any of the three undercapitalized categories would generally be prohibited from declaring dividends or making capital distributions. The regulations also establish procedures for “downgrading” an institution to a lower capital category based on supervisory factors other than capital.

Various other sections of the FDICIA impose substantial audit and reporting requirements and increase the role of independent accountants and outside directors. Set forth below is a list containing certain other significant provisions of the FDICIA:

•	annual on-site examinations by regulators (except for smaller, well-capitalized banks with high management ratings, which must be examined every 18 months);
•	mandated annual independent audits by independent public accountants and an independent audit committee of outside directors for institutions with more than $500,000,000 in assets;
•	uniform disclosure requirements for interest rates and terms of deposit accounts;
•	a requirement that the FDIC establish a risk-based deposit insurance assessment system;
•	authorization for the FDIC to impose one or more special assessments on its insured banks to recapitalize the bank insurance fund (now called the Deposit Insurance Fund);
•	a requirement that each institution submit to its primary regulators an annual report on its financial condition and management, which report will be available to the public;

•	a ban on the acceptance of brokered deposits except by well capitalized institutions and by adequately capitalized institutions with the permission of the FDIC, and the regulation of the brokered deposit market by the FDIC;
•	restrictions on the activities engaged in by state banks and their subsidiaries as principal, including insurance underwriting, to the same activities permissible for national banks and their subsidiaries unless the state bank is well capitalized and a determination is made by the FDIC that the activities do not pose a significant risk to the insurance fund;
•	a review by each regulatory agency of accounting principles applicable to reports or statements required to be filed with federal banking agencies and a mandate to devise uniform requirements for all such filings;
•	the institution by each regulatory agency of noncapital safety and soundness standards for each institution it regulates which cover (1) internal controls, (2) loan documentation, (3) credit underwriting, (4) interest rate exposure, (5) asset growth, (6) compensation, fees and benefits paid to employees, officers and directors, (7) operational and managerial standards, and (8) asset quality, earnings and stock valuation standards for preserving a minimum ratio of market value to book value for publicly traded shares (if feasible);
•	uniform regulations regarding real estate lending; and
•	a review by each regulatory agency of the risk-based capital rules to ensure they take into account adequate interest rate risk, concentration of credit risk, and the risks of non-traditional activities.

Employees

As of March 31, 2018, SmartFinancial and SmartBank had 321 full-time equivalent employees. The employees are not represented by a collective bargaining unit. SmartFinancial believes that its relationship with its employees is good.

Reports to Security Holders

SmartFinancial also files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as SmartFinancial, who file electronically with the SEC. The address of the website is www.sec.gov. The reports and other information filed by SmartFinancial with the SEC are also available at SmartFinancial’s website at www.smartbank.com or by contacting SmartFinancial’s Investor Relations department at (423) 385-3009. The web address of the SEC and SmartFinancial are included as inactive textual references only.

Properties

The principal offices of SmartFinancial are located at 5401 Kingston Pike, #600, Knoxville, Tennessee 37919. This property is owned by SmartBank and also serves as a branch location for SmartBank’s customers. In addition, SmartBank operates 26 full-service branches, 4 loan production offices, and two service centers throughout East and Middle Tennessee, Alabama, and Florida.

Legal Proceedings

Neither SmartFinancial nor SmartBank is involved in any material litigation. SmartBank is periodically involved as a plaintiff or defendant in various legal actions in the ordinary course of its business. Management believes that any claims pending against SmartFinancial or its subsidiary are without merit or that the ultimate liability, if any, resulting from them will not materially affect SmartBank’s financial condition or SmartFinancial’s consolidated financial position.

DESCRIPTION OF SMARTFINANCIAL CAPITAL STOCK

The charter of SmartFinancial authorizes the issuance of up to a maximum of 40,000,000 shares of common stock, par value $1.00 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share. As of September 6, there were 12,748,397 shares of common stock outstanding and no shares of preferred stock outstanding. The preferred stock may be issued in one or more series with those terms and at those times and for the consideration as the SmartFinancial board of directors determines.

As of the date hereof, 1,500,000 shares of SmartFinancial common stock were reserved for issuance to Foothills Bancorp’s shareholders in accordance with the merger agreement. There are no other shares of capital stock of SmartFinancial authorized, issued, or outstanding.

The following is a summary of certain rights and provisions of SmartFinancial’s capital stock. You are urged to read the SmartFinancial charter and bylaws. To obtain copies of these documents, see “Where You Can Find More Information” beginning on page 136.

Common Stock

The outstanding shares of SmartFinancial common stock are fully paid and nonassessable. Holders of SmartFinancial common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of SmartFinancial common stock do not have preemptive rights and are not entitled to cumulative voting rights with respect to the election of directors. SmartFinancial’s common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions with respect to the common stock.

Subject to the preferences applicable to any shares of SmartFinancial preferred stock outstanding at the time, holders of common stock are entitled to, in the event of liquidation, share pro rata in all assets remaining after payment of liabilities.

Preferred Stock

SmartFinancial’s charter authorizes the issuance of up to 2,000,000 shares of preferred stock. No shares of preferred stock are currently outstanding. The preferred stock may be issued by vote of the board of directors without shareholder approval. The preferred stock may be issued in one or more classes and series, with such designations, voting rights (or without voting rights), redemption, conversion or sinking fund provisions, dividend rates or provisions, liquidation rights, and other preferences and limitations as the board of directors may determine in the exercise of its business judgment. The preferred stock may be issued by the board of directors for a variety of reasons.

The preferred stock could be issued in public or private transactions in one or more (isolated or series of) issues. The shares of any issue of preferred stock could be issued with rights, including voting, dividend, and liquidation features, superior to those of any issue or class of shares, including the shares of common stock to be issued pursuant to the merger. The issuance of shares of the preferred stock could serve to dilute the voting rights or ownership percentage of the holders of common stock. The issuance of preferred stock might also serve to deter or block any attempt to obtain control of SmartFinancial or to facilitate any such attempt.

Dividend Rights and Limitations on Payment of Dividends

Holders of SmartFinancial common stock are entitled to receive dividends when, as and if declared by SmartFinancial’s board of directors out of funds legally available for dividends. In order to pay any dividends, SmartFinancial generally must receive dividends from SmartBank. Under the Tennessee Banking Act, SmartBank is subject to restrictions on the payment of dividends to SmartFinancial. Pursuant to these laws, SmartBank may only make a dividend from the surplus profits arising from the business of the bank, and may not declare dividends in any calendar year that exceeds the total of its retained net income of that year combined with its retained net income of the preceding two years without the prior approval of the commissioner of the TDFI. Moreover, Tennessee laws regulating SmartBank requires certain charges against and transfers from SmartBank’s undivided profit account before undivided profits can be made available for the payment of dividends. Furthermore, the TDFI also has the authority to prohibit the payment of dividends by SmartBank if it determines such payment to be an unsafe and unsound banking practice.

SmartFinancial has not paid dividends to its common shareholders during the last three years. SmartFinancial’s ability to pay dividends to shareholders in the future will depend on its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, SmartFinancial’s ability to service any equity or debt obligations senior to SmartFinancial’s common stock and other factors deemed relevant by SmartFinancial’s board of directors. See the “Bank holding company dividends” and “Bank dividends” beginning on page 79.

Election of Board of Directors

The business of SmartFinancial is controlled by a board of directors, which is elected by a non-cumulative vote of the common shareholders. Currently, the SmartFinancial board of directors consists of 12 individuals.

SmartFinancial’s bylaws provide that the power to increase or decrease the number of directors and to fill vacancies is vested in SmartFinancial’s board of directors. The overall effect of this provision may be to prevent a person or entity from seeking to acquire control of SmartFinancial through an increase in the number of directors on the board of directors and the election of designated nominees to fill newly created vacancies.

Anti-Takeover Statutes

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights may be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to SmartFinancial because SmartFinancial’s charter does not contain a specific provision “opting in” to the act as is required under the act.

The Tennessee Business Combination Act generally prohibits a “business combination” by a Tennessee corporation with an “interested shareholder” within five years after such shareholder becomes an interested shareholder. The corporation can, however, enter into a business combination within that period if, before the interested shareholder became such, the corporation’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of stock of the corporation. SmartFinancial’s charter does not have special requirements for transactions with interested parties; however, under the Tennessee Business Corporation Act, with exceptions, all mergers and similar transactions must be approved by a majority of SmartFinancial’s board of directors and a majority of the shares entitled to vote.

The Tennessee Business Combination Act applies to SmartFinancial, because neither SmartFinancial’s charter nor its bylaws expressly provides that the c company will not be subject to the act as is required under the act.

The Tennessee Greenmail Act applies to a Tennessee corporation, such as SmartFinancial, that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, SmartFinancial may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by SmartFinancial or SmartFinancial makes an offer, of at least equal value per share, to all shareholders of such class.

Certain Protective Provisions

General

Our charter and bylaws, as well as the Tennessee Business Corporation Act, contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of us. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the board of directors (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our charter and bylaws and which are provided by the Tennessee Business Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our articles of incorporation and bylaws and the statutory provisions contained in the Tennessee Business Corporation Act.

Authorized but Unissued Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the company’s management.

Removal of Directors and Filling Vacancies

Our charter and bylaws provide that a director may be removed from office prior to the expiration of such director’s term only for cause at a meeting called for such purpose. Our bylaws provide that all vacancies on our board may be filled by the board of directors for the unexpired term.

Advance Notice Requirements for Shareholder Proposals

Our bylaws establish advance notice procedures with regard to shareholder proposals. These procedures provide that the shareholder must submit certain information regarding the proposal, together with the proposal itself, to our corporate secretary in advance of the annual meeting. Shareholders submitting proposals for inclusion in our proxy statement must comply with the proxy rules under the Exchange Act. We may reject a shareholder proposal that is not made in accordance with such procedures.

Certain Nomination Requirements

Pursuant to our bylaws, we have established certain nomination requirements for an individual to be elected as a director at any annual or special meeting of the shareholders, including that the nominating party provide us within a specified time prior to the meeting (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of SmartFinancial stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on our board of directors.

Business Combinations with Interested Shareholders

The Tennessee business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose charter contains a provision electing not to be covered by the law. Our charter does not contain such a provision. An amendment of our charter to that effect would, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

Indemnification

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

The Tennessee Business Corporation Act also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions, even though the insurance coverage may be broader than the corporation’s power to indemnify. SmartFinancial maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

Our bylaws provide that the company will indemnify, to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal law or regulations, any person who is made a party to or is involved in any proceeding by reason of the fact that he or she is or was a director or officer of SmartFinancial, provided that the basis of such proceeding is alleged action in an official capacity as a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling SmartFinancial pursuant to the provisions discussed above, SmartFinancial has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. § 1818(b)).

Registrar and Transfer Agent

The registrar and transfer agent for SmartFinancial’s common stock is American Stock & Transfer Company, LLC.

COMPARATIVE RIGHTS OF SMARTFINANCIAL AND FOOTHILLS BANCORP SHAREHOLDERS

SmartFinancial and Foothills Bancorp are incorporated under the laws of the State of Tennessee. The holders of Foothills Bancorp common stock, whose rights are governed by Tennessee law, the charter of Foothills Bancorp, and the bylaws of Foothills Bancorp, will become holders of SmartFinancial common stock upon the exchange of their shares of Foothills Bancorp common stock for shares of SmartFinancial common stock at the effective time of the merger. Accordingly, their rights as such will be governed by Tennessee law, the SmartFinancial charter, and the SmartFinancial bylaws.

The summary below is a description of the material differences between the rights of Foothills Bancorp shareholders and SmartFinancial shareholders under their respective governing documents and the Tennessee Business Corporation Act.

Rights	SmartFinancial Bancshares, Inc. Shareholder Rights	Foothills Bancorp, Inc. Shareholder Rights
Voting Rights
Each share of SmartFinancial’s common stock is entitled to one vote per share. Common stock has unlimited voting rights, and preferred stockholders are entitled to vote only on matters authorized under the corporation’s charter. Voting rights are non-cumulative.
Each share of Foothills Bancorp common stock is entitled to one vote per share. Voting rights are non-cumulative.

Description of Common Stock
SmartFinancial is authorized to issue 40,000,000 shares of common stock, $1.00 par value. The holders of common stock are entitled to receive net assets of the corporation upon dissolution, secondary to any rights of preferred stock holders as may be specified in the charter.
Foothills Bancorp is authorized to issue 10,000,000 shares of common stock, $1.00 par value.

Description of Preferred Stock
SmartFinancial is authorized to issue 2,000,000 shares of preferred stock, $1.00 par value, in any number of series and preferences as determined by the board. There are no shares of preferred stock issued or outstanding.

Foothills Bancorp is authorized to issue 1,000,000 shares of preferred stock, $1.00 par value, in any number of series and preferences as determined by the board. There are no shares of preferred stock issued or outstanding.

Number of Shares of Outstanding Common Stock before the Merger	As of September 6, 2018, there were 12,748,397 shares of SmartFinancial common stock outstanding.	As of September 6, 2018, there were 1,776,715 shares of Foothills Bancorp common stock outstanding.

Number of Shares of Outstanding Common Stock after the Merger	Immediately after the merger, SmartFinancial will have approximately 13,931,689 shares of common stock outstanding.	Immediately after the merger, Foothills Bancorp will not have any shares of common stock outstanding.

Estimated Voting Percentage of SmartFinancial and Foothills Bancorp Shareholders with respect to SmartFinancial Common Stock after the Merger
Based on 12,748,397 shares of SmartFinancial common stock outstanding, current holders of SmartFinancial common stock will control approximately 91.5% of SmartFinancial’s common stock following the consummation of the merger.

Based on 1,776,715 shares of Foothills Bancorp common stock outstanding as of the record date, current holders of Foothills Bancorp common stock will control approximately 8.5% of SmartFinancial’s common stock following the consummation of the merger.

Rights	SmartFinancial Bancshares, Inc. Shareholder Rights	Foothills Bancorp, Inc. Shareholder Rights
Rights of Holders of Stock Subject to Future Issuances of Stock	The rights of holders of SmartFinancial common stock may be affected by the future issuance of SmartFinancial common stock or preferred stock.	The rights of holders of Foothills Bancorp common stock may be affected by the future issuance of Foothills Bancorp common stock.

Right to receive dividends	Holders of SmartFinancial common stock are entitled to receive dividends as and when declared by the board of directors. Dividends are non-cumulative.	Holders of Foothills Bancorp common stock are entitled to receive dividends as and when declared by the board of directors. Dividends are non-cumulative.

Outstanding Preferred stock	SmartFinancial does not currently have any preferred stock outstanding.	Foothills Bancorp does not currently have any preferred stock outstanding.

Preemptive Rights
The Tennessee Business Corporation Act provides that shareholders of a corporation, solely by virtue of their status as such, do not have a preemptive right to acquire the corporation’s unissued shares unless expressly stated in the charter.

The Tennessee Business Corporation Act provides that shareholders of a corporation, solely by virtue of their status as such, do not have a preemptive right to acquire the corporation’s unissued shares unless expressly stated in the charter.

	Holders of SmartFinancial common stock are not entitled to preemptive rights to acquire unissued shares of any class.	Holders of Foothills Bancorp common stock are not entitled to preemptive rights with respect to any shares of Foothills Bancorp that may be issued.

Special Meeting of Shareholders
SmartFinancial’s charter and bylaws allow for a meeting of the shareholders to be called only by (1) the chairman of the board of directors, (2) the vice-chairman of the board, (3) the president or chief executive officer of the corporation, (4) a majority of the members of the board, or (5) holder(s) of 20% or more of the outstanding shares of voting stock. If any person(s) other than the board call a special meeting, the request must be in writing, specify the nature of the proposed business to be discussed, and be delivered to the secretary of the corporation.

Foothills Bancorp’s bylaws provide that a special meeting may be called by (1) the commissioner of financial institutions, (2) the chairman, (3) the president/chief executive officer, (4) a majority of the board of directors, (5) the owners of 20% or more of the outstanding common stock, (6) the regional director of the Federal Deposit Insurance Corporation, or (7) the Board of Governors of the Federal Reserve. Additionally, the purpose for the meeting and written notice must be given to all shareholders entitled to vote at or receive notice of the annual meeting not less than 10 days and no more than 60 days before the date of the meeting.

Election, Size, and Classification of Board of Directors
SmartFinancial’s charter provides that the number of directors will be no less than five and no more than 25 persons. The number of directors may be fixed or changed by resolution of the board. Directors are elected at the annual meeting of the shareholders by a plurality of the votes by those shareholders entitled to vote.

Foothills Bancorp’s charter and bylaws provide that the number of directors will be no less than than five and no more than 25 persons. The number of directors is initially fixed at 9 persons. The number of directors may be fixed or changed by resolution of the board. Directors are elected by a plurality vote of the shareholders entitled to vote at the annual meeting.

	SmartFinancial’s board of directors presently consists of 12 individuals.	Foothill Bancorp board of directors presently consists of 9 individuals.

Rights	SmartFinancial Bancshares, Inc. Shareholder Rights	Foothills Bancorp, Inc. Shareholder Rights
Vacancies on the Board of Directors	The Tennessee Business Corporation Act provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter or bylaws provides otherwise.	The Tennessee Business Corporation Act provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter or bylaws provides otherwise.

SmartFinancial’s charter states that any vacancies on the board may be filled by a majority vote of the remaining directors or the shareholders. Those directors so elected will serve until the next annual meeting of shareholders.
Foothills Bancorp’s bylaws states that vacancies on the board may be filled by a vote of the remaining directors, including vacancies that are the result of removal.

Removal of Directors
The Tennessee Business Corporation Act provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

The Tennessee Business Corporation Act provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

SmartFinancial’s charter and bylaws allow for the removal of a director with cause by a majority of the board at a meeting called for such purpose. The shareholders may also remove a director with cause at a meeting called for such purpose. Directors may not be removed without cause.

Foothills Bancorp’s charter and bylaws state that shareholders may remove one or more directors with or without cause; and the board of directors, by a majority vote, may remove any or all directors for cause.

Indemnification
The Tennessee Business Corporation Act provides that a corporation will indemnify a director, officer, employee or agent who was successful in the defense of any proceeding or claim to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred unless otherwise limited by the charter.

The Tennessee Business Corporation Act provides that a corporation will indemnify a director, officer, employee or agent who was successful in the defense of any proceeding or claim to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred unless otherwise limited by the charter.

Under the Tennessee Business Corporation Act, a corporation may indemnify an individual against liability if the individual acted in good faith, the individual reasonably believed that the conduct was in the corporation’s best interest or was not opposed to its best interest, and the individual had no reasonable cause to believe the conduct was unlawful. The corporation may also advance for expenses if the director follows the requirements proscribed in the Tennessee Business Corporation Act Section 48-18-504.

Under the Tennessee Business Corporation Act, a corporation may indemnify an individual against liability if the individual acted in good faith, the individual reasonably believed that the conduct was in the corporation’s best interest or was not opposed to its best interest, and the individual had no reasonable cause to believe the conduct was unlawful. The corporation may also advance for expenses if the director follows the requirements proscribed in the Tennessee Business Corporation Act Section 48-18-504.

Rights	SmartFinancial Bancshares, Inc. Shareholder Rights	Foothills Bancorp, Inc. Shareholder Rights
	The Tennessee Business Corporation Act also allows a corporation to maintain insurance or furnish other protections against liability on behalf of its directors, officers, employees, or agents.	The Tennessee Business Corporation Act also allows a corporation to maintain insurance or furnish other protections against liability on behalf of its directors, officers, employees, or agents.

SmartFinancial’s charter and bylaws provide that the company will indemnify and advance expenses to its directors and officers, and may indemnify all other persons it has the power to indemnify under the Tennessee Business Corporation Act. SmartFinancial may also purchase and maintain insurance or provide similar protections on behalf of its directors, officers, and employees to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal laws and regulations

Foothills Bancorp’s charter and bylaws provide that Foothills Bancorp will indemnify and advance expenses to its directors, officers, employees and agents, and will purchase and maintain insurance or furnish similar protection on behalf of its directors, officers, employees and agents, to the fullest extent authorized by Tennessee Business Corporation Act and applicable federal law and regulation.

Personal Liability of Directors
The Tennessee Business Corporation Act provides that a corporation may not indemnify a director for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) under Section 48-18-302 of the Tennessee Business Corporation Act (with respect to the unlawful payment of dividends).

The Tennessee Business Corporation Act provides that a corporation may not indemnify a director for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) under Section 48-18-302 of the Tennessee Business Corporation Act (with respect to the unlawful payment of dividends).

SmartFinancial’s charter provides that a director will not be personally liable to SmartFinancial or its shareholders for monetary damages for breach of fiduciary duty as a director; however, a director’s liability will not be eliminated or limited for the following: (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) under Section 48-18-302 of the Tennessee Business Corporation Act with respect to the unlawful payment of dividends.
Foothills Bancorp’s charter and bylaws contain no other specific provision.

SmartFinancial’s charter further provides that any amendment to the director’s liability section of the charter requires at least a two-thirds affirmative vote by shareholders entitled to vote on the amendment and a two-thirds affirmative vote by the board of directors.

Rights	SmartFinancial Bancshares, Inc. Shareholder Rights	Foothills Bancorp, Inc. Shareholder Rights
Dissenters’ Rights
Under the Tennessee Business Corporation Act, because SmartFinancial’s common stock is traded on the Nasdaq Capital Market, holders of common stock do not have dissenters’ rights.

SmartFinancial’s charter and bylaws do not contain any provision(s) that relate to dissenters’ rights.

The Tennessee Business Corporation Act provides dissenters rights to shareholders of a company proposing a merger, share exchange or a sale of substantially all of the assets of the company allowing shareholders to dissent from, and obtain payment of the fair value of the shareholders’ shares in the event of, certain extraordinary corporate transactions. The parties have determined that Foothills Bancorp’s shareholders have the right to dissent from this merger.

Votes on Extraordinary Corporate Transactions
Under the Tennessee Business Corporation Act, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

SmartFinancial’s charter and bylaws contain no other specific provision.

Under the Tennessee Business Corporation Act, a sale or other disposition of all or substantially all of Foothills Bancorp’s assets, a merger of Foothills Bancorp with and into another corporation, or a share exchange involving one or more classes or series of Foothills Bancorp’s shares or a dissolution of Foothills Bancorp must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Foothills Bancorp’s charter and bylaws contain no other specific provision.

Consideration of other Constituencies
The Tennessee Business Combination Act provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC will be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors

The Tennessee Business Combination Act provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC will be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors

Rights	SmartFinancial Bancshares, Inc. Shareholder Rights	Foothills Bancorp, Inc. Shareholder Rights
	are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.	are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.

	SmartFinancial’s charter and bylaws contain no other specific provision.	Foothills Bancorp’s charter and bylaws contain no other specific provision.

Amendment of Charter
The Tennessee Business Corporation Act provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the Tennessee Business Corporation Act provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

The Tennessee Business Corporation Act provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the Tennessee Business Corporation Act provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

SmartFinancial’s charter provides that any amendment to the director’s liability section of the charter requires at least a two-thirds affirmative vote by shareholders entitled to vote on the amendment and a two-thirds affirmative vote by the board of directors.

Foothills Bancorp’s charter provides that the shareholders of Foothills Bancorp may by an affirmative vote of the majority of shareholders entitled to vote amend its charter unless the Tennessee Business Corporation Act requires a greater vote.

Foothills Bancorp’s charter also provides that any amendment to the staggered terms for directors section of the charter requires either at least two-thirds of the directors to approve the amendment with an affirmative vote of the majority of the shareholders entitled to vote, or the affirmative vote of two-thirds of the shareholders entitled to vote.

Additionally, Foothills Bancorp’s charter provides that any amendment to the director’s liability section of the charter requires either at least two-thirds of the directors to approve the amendment with an affirmative vote of the majority of the shareholders entitled to vote, or the affirmative vote of two-thirds of the shareholders entitled to vote.

Rights	SmartFinancial Bancshares, Inc. Shareholder Rights	Foothills Bancorp, Inc. Shareholder Rights
Amendment of Bylaws
SmartFinancial’s bylaws provide that the bylaws may be amended by shareholders at any regular or special meeting of the shareholders where a quorum is present by a majority vote of the common stock entitled to vote at the meeting. The bylaws may also be amended by the board of directors with a three-fourths vote.

Foothills Bancorp’s charter provides that the shareholders of Foothills Bancorp may by an affirmative vote of the majority of shareholders entitled to vote amend its bylaws unless the Tennessee Business Corporation Act requires a greater vote.

Business Combinations Involving Interested Shareholders
The Tennessee Business Combination Act generally prohibits a “business combination” by SmartFinancial or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. SmartFinancial or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, SmartFinancial’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of SmartFinancial stock.

SmartFinancial’s charter does not have special requirements for transactions with interested parties.

The Tennessee Business Combination Act generally prohibits a “business combination” by Foothills Bancorp or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Foothills Bancorp or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Foothills Bancorp’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders. For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Foothills Bancorp stock.

Foothills Bancorp’s charter does not have special requirements for transactions with interested parties.

Rights	SmartFinancial Bancshares, Inc. Shareholder Rights	Foothills Bancorp, Inc. Shareholder Rights
Shareholder Right to Make Proposals and to Nominate Directors
Under the Tennessee Business Corporation Act, shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.

SmartFinancial’s charter allows for a shareholder to nominate a director so long as the shareholder is entitled to vote and provides written notice of the nomination in proper form to the secretary of the company.

SmartFinancial’s bylaws allow for shareholder proposals to be brought before the board at the annual meeting so long as written notice of the proposal is timely given to the secretary of the company in proper form.

Under Tennessee law shareholders have the right to submit proposals to the board of directors and to submit nominations for directors.

Foothills Bancorp’s charter and bylaws contain no other specific provision.

Shareholder Ability to Act by Written Consent
The Tennessee Business Corporation Act allows for shareholders to act by written consent if all of the shareholders entitled to vote on the matter consent to taking such action without a meeting. The affirmative vote of the number of shares otherwise required to authorize or take such action at a meeting is the act of the shareholders.

The Tennessee Business Corporation Act allows for shareholders to act by written consent if all of the shareholders entitled to vote on the matter consent to taking such action without a meeting. The affirmative vote of the number of shares otherwise required to authorize or take such action at a meeting is the act of the shareholders.

SMARTFINANCIAL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Introduction

Within the following section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” the terms “Company,” “we,” or “our” refer to SmartFinancial, Inc. and the term “Bank” refers to SmartBank. For more information on SmartFinancial and SmartBank, refer to the section entitled “Information About SmartFinancial” beginning on page 74.

Comparison of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2018

Analysis of Results of Operations

Second quarter of 2018 compared to 2017

Net income was $3.9 million in the second quarter of 2018, which increased from $1.6 million in the second quarter of 2017. Net income available to common shareholders was $3.9 million, or $0.32 per diluted common share, in the second quarter of 2018, compared to $1.6 million, or $0.20 per diluted common share, in the second quarter of 2017. Net interest income to average assets of 4.07 percent in the second quarter of 2018 increased from 3.81 percent in the second quarter of 2017 as the average earning asset balances and yields increased compared to the prior year. Noninterest income to average assets of 0.33 percent decreased from 0.47 percent in the second quarter of 2017. Noninterest expense to average assets decreased from 3.29 percent in the second quarter of 2017 to 3.18 percent in second quarter of 2018.

First six months of 2018 compared to 2017

Net income was $7.3 million for the first six months of 2018, which increased from $3.3 million for the first six months of 2017. Net income available to common shareholders was 7.3 million, or $0.62 per diluted common share, for the first six months of 2018, compared to $3.1 million, or $0.39 per diluted common share, for the first six months of 2017. Net interest income to average assets of 4.01 percent for the first six months of 2018 increased from 3.81 percent for the first six months of 2017 as the average earning asset balances and yields increased compared to the prior year. Noninterest income to average assets of 0.33 percent decreased from 0.42 percent for the first six months of 2017. Noninterest expense to average assets decreased from 3.23 percent for the first six months of 2017 to 3.14 percent for the first six months of 2018.

Net Interest Income and Yield Analysis

Second quarter of 2018 compared to 2017

Net interest income, taxable equivalent, improved to $19.6 million in the second quarter of 2018 from $10.3 million in the second quarter of 2017. The increase in net interest income was primarily due to increases in average balances and yields of the loan and securities portfolios. Average earning assets increased from $992.1 million in the second quarter of 2017 to $1.7 billion in the second quarter of 2018 primarily as a result of the mergers in the second half of 2017 and the first half of 2018. Over this period, average loan balances increased by $666.3 million, average interest-bearing deposits increased by $590.0 million, and average noninterest-bearing deposits increased $125.4 million. Net interest income to average assets of 4.07 percent for the second quarter in 2018 increased from 3.81 percent during the same period in 2017. Net interest margin, taxable equivalent, was 4.57 percent in the quarter, compared to 4.15 percent a year ago as a result of increases in yields on earning assets. The yield on earning assets increased from 4.66 percent a year ago to 5.38 percent in the quarter due to higher loan balances and higher yields on loans and securities.

The following table summarizes the major components of net interest income and the related yields and costs for the periods presented (dollars in thousands):

	Three Months Ended June 30, 2018			Three Months Ended June 30, 2017
	Average Balance	Interest *	Yield/ Cost*	Average Balance	Interest*	Yield/ Cost*
Assets
Loans(1)	$1,501,008	$21,654	5.79%	$834,665	$10,752	5.17%
Investment securities and interest-bearing due from banks(2)	207,538	1,218	2.35%	151,840	707	1.84%
Federal funds and other	9,616	144	6.01%	5,628	78	5.56%
Total interest-earning assets	1,718,162	23,016	5.37%	992,133	11,537	4.66%
Noninterest-earning assets	205,909			85,553
Total assets	$1,924,071			$1,077,686

Liabilities and Shareholders’ Equity
Interest-bearing demand deposits	$244,208	$265	0.44%	$156,387	$115	0.29%
Money market and savings deposits	597,353	1,418	0.95%	300,448	424	0.57%
Time deposits	510,445	1,555	1.22%	305,171	702	0.92%
Total interest-bearing deposits	1,352,006	3,238	0.96%	762,006	1,241	0.65%
Securities sold under agreement to repurchase	15,643	11	0.28%	19,903	16	0.32%
Federal Home Loan Bank advances and other borrowings	22,780	206	3.64%	3,482	11	1.27%
Total interest-bearing liabilities	1,390,429	3,455	1.00%	785,391	1,268	0.65%
Noninterest-bearing deposits	283,413			157,965
Other liabilities	16,944			659
Total liabilities	1,690,786			944,015
Shareholders’ equity	233,285			133,671
Total liabilities and shareholders’ equity	$1,924,071			$1,077,686

Net interest income, taxable equivalent		$19,561			$10,269
Interest rate spread(3)			4.38%			4.01%
Tax equivalent net interest margin(4)			4.57%			4.15%

Percentage of average interest-earning assets to average interest-bearing liabilities			123.53%			126.32%
Percentage of average equity to average assets			12.00%			12.40%
*	Taxable equivalent basis
(1)	Loans include nonaccrual loans. Loan fees included in loan income was $773 thousand and $594 thousand for the quarters ended June 30, 2018 and 2017, respectively. Yields related to loans exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0 percent in 2018 and 34.0 percent in 2017, respectively. The taxable-equivalent adjustment was $2 thousand for the period ended June 30, 2018 and $5 thousand for the period ended June 30, 2017.
(2)	Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0 percent in 2018 and 34.0 percent in 2017, respectively. The taxable-equivalent adjustment was $20 thousand for the period ended June 30, 2018 and $16 thousand for the period ended June 30, 2017.
(3)	Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest-earning assets.

First six months of 2018 compared to 2017

Net interest income, taxable equivalent, improved to $36.4 million for the first six months of 2018 from $20.1 million for the first six months of 2017. The increase in net interest income was primarily due to increases in average balances and yields of the loan and securities portfolios. Average earning assets increased from $985.9 million for the first six months of 2017 to $1.6 billion for the first six months of 2018 primarily as a result of the mergers in the second half of 2017 and the first half of 2018.. Over this period, average loan balances increased by $600.9 million, average interest-bearing deposits increased by $542.0 million and average noninterest-bearing deposits increased $103.9 million. Net interest income to average assets of 4.01 percent for the first six months of 2018 increased from 3.81 percent during the same period in 2017. Net interest margin, taxable equivalent, was 4.48 percent in for the first six months of 2018 , compared to 4.11 percent a year ago as of increases in yields on earning assets. The yield on earning assets increased from 4.60 percent a year ago to 5.22 percent for the first six months of 2018 due to higher loan balances and higher yields on loans and securities.

The following table summarizes the major components of net interest income and the related yields and costs for the periods presented (dollars in thousands):

	Six Months Ended June 30, 2018			Six Months Ended June 30, 2017
	Average Balance	Interest*	Yield Cost*/	Average Balance	Interest*	Yield/ Cost*
Assets
Loans(1)	$1,424,021	$39,884	5.65%	$823,157	$20,972	5.14%
Investment securities and interest-bearing due from banks(2)	205,741	2,277	2.23%	156,590	1,384	1.78%
Federal funds and other	9,019	245	5.48%	6,122	151	4.97%
Total interest-earning assets	1,638,781	42,406	5.22%	985,869	22,507	4.60%
Noninterest-earning assets	191,358			75,934
Total assets	$1,830,139			$1,061,803

Liabilities and Shareholders’ Equity
Interest-bearing demand deposits	$247,011	$585	0.48%	$157,813	$208	0.27%
Money market and savings deposits	561,920	2,288	0.82%	288,081	752	0.53%
Time deposits	482,707	2,766	1.16%	303,721	1,379	0.92%
Total interest-bearing deposits	1,291,638	5,639	0.88%	749,615	2,339	0.63%
Securities sold under agreement to repurchase	15,913	24	0.30%	19,296	32	0.33%
Federal Home Loan Bank advances and other borrowings	24,707	360	2.94%	5,453	26	0.96%
Total interest-bearing liabilities	1,332,258	6,023	0.91%	774,364	2,397	0.62%
Noninterest-bearing deposits	257,528			153,659
Other liabilities	12,823			2,609
Total liabilities	1,602,609			930,632
Shareholders’ equity	227,530			131,171
Total liabilities and shareholders’ equity	$1,830,139			$1,061,803

Net interest income, taxable equivalent		$36,383			$20,110
Interest rate spread(3)			4.31%			3.98%
Tax equivalent net interest margin(4)			4.48%			4.11%

Percentage of average interest-earning assets to average interest-bearing liabilities			123.01%			127.31%
Percentage of average equity to average assets			12.43%			12.35%
*	Taxable equivalent basis

(1)	Loans include nonaccrual loans. Loan fees included in loan income was $1.4 million and $1.2 million for the quarters ended June 30, 2018 and 2017, respectively. Yields related to loans exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0 percent in 2018 and 34.0 percent in 2017, respectively. The taxable-equivalent adjustment was $5 thousand for the period ended June 30, 2018 and 7 thousand for the period ended June 30, 2017.
(2)	Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0 percent in 2018 and 34.0 percent in 2017, respectively. The taxable-equivalent adjustment was $30 thousand for the period ended June 30, 2018 and $32 thousand for the period ended June 30, 2017.
(3)	Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest-earning assets.

Rate and Volume Analysis

Changes in net interest income are attributed to changes in average balances (volume change), changes in average rates (rate change), and, when applicable, changes in the number of days (days change) in the period presented for earning assets and sources of funds on which interest is received or paid. Days change is calculated as change in days times current interest per day, volume change is calculated as change in volume times the previous rate, and rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is considered as a change in volume.

Second quarter of 2018 compared to 2017

Net interest income, taxable equivalent, increased by $9.3 million between the quarters ended June 30, 2018 and 2017. The following is an analysis of the changes in net interest income comparing the changes attributable attributable to rates and those attributable to volumes (in thousands):

Interest-earning assets:
Loans(1)	$2,313	$8,589	$10,902
Investment securities and interest-bearing due from banks(2)	255	256	511
Federal funds and other	11	55	66
Total interest-earning assets	2,579	8,900	11,479

Interest-bearing liabilities:
Interest-bearing demand deposits	87	63	150
Money market and savings deposits	572	422	994
Time deposits	382	471	853
Total interest-bearing deposits	1,041	956	1,997
Securities sold under agreement to repurchase	(2)	(3)	(5)
Federal Home Loan Bank advances and other borrowings	134	61	195
Total interest-bearing liabilities	1,173	1,014	2,187
Net interest income	$1,406	$7,886	$9,292
(1)	Loans include nonaccrual loans. Loan fees included in loan income was $773 thousand and $594 thousand for the quarters ended June 30, 2018 and 2017, respectively. Yields related to loans exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0 percent in 2018 and 34.0 percent in 2017, respectively. The taxable-equivalent adjustment was $2 thousand for the period ended June 30, 2018 and $5 thousand for the period ended June 30, 2017.
(2)	Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0 percent in 2018 and 34.0 percent in 2017, respectively. The taxable-equivalent adjustment was $20 thousand for the period ended June 30, 2018 and $16 thousand for the period ended June 30, 2017.

First six months of 2018 compared to 2017

Net interest income, taxable equivalent, increased by $16.3 million between the first six months of June 30, 2018 from the same period in 2017. The following is an analysis of the changes in net interest income comparing the changes attributable attributable to rates and those attributable to volumes (in thousands):

	Rate	Volume	Net
Interest-earning assets:
Loans(1)	$3,597	$15,315	$18,912
Investment securities and interest-bearing due from banks(2)	459	434	893
Federal funds and other	23	71	94
Total interest-earning assets	4,079	15,820	19,899

Interest-bearing liabilities:
Interest-bearing demand deposits	258	119	377
Money market and savings deposits	816	720	1,536
Time deposits	570	817	1,387
Total interest-bearing deposits	1,644	1,656	3,300
Securities sold under agreement to repurchase	(2)	(6)	(8)
Federal Home Loan Bank advances and other borrowings	242	92	334
Total interest-bearing liabilities	1,884	1,742	3,626
Net interest income	$2,195	$14,078	$16,273
(1)	Loans include nonaccrual loans. Loan fees included in loan income was $1.4 million and $1.2 million for the quarters ended June 30, 2018 and 2017, respectively. Yields related to loans exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0 percent in 2018 and 34.0 percent in 2017, respectively. The taxable-equivalent adjustment was $5 thousand for the period ended June 30, 2018 and 7 thousand for the period ended June 30, 2017.
(2)	Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0 percent in 2018 and 34.0 percent in 2017, respectively. The taxable-equivalent adjustment was $30 thousand for the period ended June 30, 2018 and $32 thousand for the period ended June 30, 2017.

Noninterest Income

Second quarter of 2018 compared to 2017

Noninterest income totaled $1.6 million in the second quarter of 2018, compared to $1.3 million in the second quarter of 2017. Noninterest income to average assets of 0.33 percent for the quarter decreased from 0.47 percent in 2017. Noninterest income increased primarily due to the mergers in in the second half of 2017 and first half of 2018. Interchange and debit card transaction fees in 2018 are net of associated fees, due to a change in accounting standards which is detailed in Note 1.

	Three months ended June 30,
(Dollars in thousands)	2018	2017
Service charges and fees on deposit accounts	$557	$291
Loss on sale of securities	(1)	—
Gain on sale of loans and other assets	321	405
Interchange and debit card transaction fees	121	223
Other noninterest income	579	333
Total noninterest income	$1,577	$1,252

First six months of 2018 compared to 2017

Noninterest income totaled $3.0 million first six months of 2018, compared to $2.19 million first six months of 2017. Noninterest income to average assets of 0.33 percent for the period decreased from 0.42 percent in 2017. Noninterest income increased primarily due to the mergers in the second half of 2017 and first half of 2018. Interchange and debit card transaction fees in 2018 are net of associated fees, due to a change in accounting standards which is detailed in Note 1.

	Six months ended
(Dollars in thousands)	2018	2017
Service charges and fees on deposit accounts	$1,135	$555
Loss on sale of securities	(1)	—
Gain on sale of loans and other assets	647	680
Interchange and debit card transaction fees	266	416
Other noninterest income	985	543
Total noninterest income	$3,032	$2,194

Noninterest Expense

Second quarter of 2018 compared to 2017

Noninterest expense totaled $15.3 million in the second quarter of 2018 compared to $8.8 million in the second quarter of 2017. Noninterest expense to average assets decreased from 3.29 percent a year ago to 3.18 percent in the quarter. The increase in noninterest expense compared to the prior year was primarily due to the acquisition of Capstone and Tennessee Bancshares which resulted in higher salary and employee benefit expenses, higher occupancy expenses, higher data processing expenses, higher depository expense, and merger expenses of $1.1 million for the second quarter of 2018.

	Three months ended June 30,
(Dollars in thousands)	2018	2017
Salaries and employee benefits	$7,648	$4,758
Net occupancy and equipment expense	1,522	963
Depository insurance	317	61
Sale of foreclosed assets and related expense	240	12
Advertising	215	129
Data processing	600	475
Professional services	918	473
Amortization of intangible assets	229	61
Service contracts	492	313
Merger expenses	1,123	420
Other operating expenses	1,968	1,164
Total noninterest expense	$15,272	$8,829

First six months of 2018 compared to 2017

Noninterest expense totaled $28.5 million first six months of 2018 compared to $17.0 million for the first six months of 2017. Noninterest expense to average assets decreased from 3.23 percent a year ago to 3.14 percent in the quarter. The increase in noninterest expense compared to the prior year was primarily due to the acquisition of Capstone and Tennessee Bancshares which resulted in higher salary and employee benefit expenses, higher occupancy expenses, higher data processing expenses, higher depository expense, and merger expenses of $1.6 million for first six months of 2018.

	Six months ended
(Dollars in thousands)	2018	2017
Salaries and employee benefits	$14,825	$9,404
Net occupancy and equipment expense	3,055	1,941
Depository insurance	419	214
Sale of foreclosed assets and related expense	429	26
Advertising	399	294
Data processing	1,127	809
Professional services	1,816	1,043
Amortization of intangible assets	417	114
Service contracts	970	608
Merger expenses	1,621	420
Other operating expenses	3,417	2,116
Total noninterest expense	$28,495	$16,989

Taxes

Second quarter of 2018 compared to 2017

In the second quarter of 2018 income tax expense totaled $1,295 thousand compared to $726 thousand a year ago. The effective tax rate was approximately 30.6 percent a year ago compared to approximately 24.8 percent in the second quarter of 2018, which decreased primarily due to due to the Tax Cuts and Jobs Act of 2017 (which we refer to as the “Tax Cuts and Jobs Act”), which resulted in a lower federal tax rate for corporations.

First six months of 2018 compared to 2017

In the first six months of 2018 income tax expense totaled $2.2 million compared to $1.7 million a year ago. The effective tax rate was approximately 33.7 percent a year ago compared to approximately 23.3 percent in the first six months of 2018 primarily due to due to the Tax Cuts and Jobs Act which resulted in a lower federal tax rate for corporations.

Loan Portfolio Composition

The Company had total net loans outstanding, including organic and purchased loans, of approximately $1.6 billion at June 30, 2018 compared to $1.3 billion at December 31, 2017. Loans secured by real estate, consisting of commercial or residential property, are the principal component of the loan portfolio. We do not generally originate traditional long-term residential fixed rate mortgages for our portfolio but we do originate and hold traditional second mortgage residential real estate loans, adjustable rate mortgages and home equity lines of credit. Even if the principal purpose of the loan is not to finance real estate, when reasonable, we attempt to obtain a security interest in the real estate in addition to any other available collateral to increase the likelihood of ultimate repayment or collection of the loan.

Organic Loans

Our organic net loans increased by $172.9 million, or 21.8 percent, from December 31, 2017, to $966.7 million at June 30, 2018 with approximately 63.7 percent of the growth from new organic loans and the remainder from purchased non-credit impaired loans which renewed and transfered to the originated portfolio. Our goal of streamlining the credit process has improved our efficiency and is a competitive advantage in many of our markets. In addition, the overall business environment continues to rebound from recessionary conditions. Organic loans include loans which were originally purchased non-credit impaired loans but have been renewed since purchase.

Purchased Loans

Purchased non-credit impaired loans of $569.0 million at June 30, 2018 increased from $490.9 million at December 31, 2017 as a result of the Tennessee Bancshares acquisition. Since December 31, 2017, our net purchased credit impaired (“PCI”) loans decreased by $0.1 million to $32.6 million at June 30, 2018. The activity within the purchased credit impaired loans will be impacted by how quickly these loans are resolved and/or our future acquisition activity.

The following tables summarize the composition of our loan portfolio for the periods presented (dollars in thousands):

	June 30, 2018
	Organic Loans	Purchased Non-Credit Impaired Loans	Purchased Credit Impaired Loans	Total Amount	% of Gross Total
Commercial real estate-mortgage	$471,163	$256,227	$18,474	$745,864	47.3%
Consumer real estate-mortgage	199,157	149,732	6,987	355,876	22.6%
Construction and land development	116,287	57,454	5,690	179,431	11.4%
Commercial and industrial	180,420	98,530	821	279,771	17.8%
Consumer and other	6,725	7,082	686	14,493	0.9%
Total gross loans receivable, net of deferred fees	973,752	569,025	32,658	1,575,435	100.0%
Allowance for loan losses	(7,055)	—	(19)	(7,074)
Total loans, net	$966,697	$569,025	$32,639	$1,568,361
	December 31, 2017
	Organic Loans	Purchased Non-Credit Impaired Loans	Purchased Credit Impaired Loans	Total Amount	% of Gross Total
Commercial real estate-mortgage	$387,313	$237,772	$17,903	$642,988	48.6%
Consumer real estate-mortgage	173,988	112,019	7,450	293,457	22.2%
Construction and land development	97,116	33,173	5,120	135,409	10.2%
Commercial and industrial	135,271	101,958	858	238,087	18.0%
Consumer and other	5,925	5,929	1,463	13,317	1.0%
Total gross loans receivable, net of deferred fees	799,613	490,851	32,794	1,323,258	100.0%
Allowance for loan losses	(5,844)	—	(16)	(5,860)
Total loans, net	$793,769	$490,851	$32,778	$1,317,398

Loan Portfolio Maturities

The following table sets forth the maturity distribution of our loans, including the interest rate sensitivity for loans maturing after one year (in thousands).

					Rate Structure for Loans Maturing Over One Year
	One Year or Less	One through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
Commercial real estate-mortgage	$87,224	$378,054	$280,587	$745,865	$397,465	$261,176
Consumer real estate-mortgage	41,692	139,042	175,141	355,875	111,649	202,534
Construction and land development	74,288	67,981	37,162	179,431	35,738	69,405
Commercial and industrial	89,714	128,838	61,219	279,771	136,118	53,939
Consumer and other	6,356	7,362	775	14,493	5,145	2,992
Total Loans	$299,274	$721,277	$554,884	$1,575,435	$686,115	$590,046

Nonaccrual, Past Due, and Restructured Loans

Nonperforming loans as a percentage of total gross loans, net of deferred fees, was 0.14 percent as of June 30, 2018, which decreased from 0.25 percent as of December 31, 2017. Total nonperforming assets as a percentage of total assets as of June 30, 2018 totaled 0.28 percent compared to 0.38 percent as of December 31, 2017. Acquired PCI loans that are included in loan pools are reclassified at acquisition to accrual status and thus are not included as nonperforming assets unless the pools are 90 days or greater past due.

The following table summarizes the Company’s nonperforming assets for the periods presented (dollars in thousands).

	June 30, 2018	December 31, 2017
Nonaccrual loans	$1,538	$1,764
Accruing loans past due 90 days or more(1)	667	1,509
Total nonperforming loans	2,205	3,273
Foreclosed assets	3,524	3,254
Total nonperforming assets	$5,729	$6,527
Restructured loans not included above	$660	$41
(1)	Balances include PCI loans past due 90 days or more that are grouped in pools which accrue interest based on pool yields.

Potential Problem Loans

At June 30, 2018 potential problem loans amounted to approximately $1.3 million or 0.08 percent of total loans outstanding. Potential problem loans, which are not included in nonperforming loans, represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower’s ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Bank’s primary regulators, for loans classified as substandard or worse, but not considered nonperforming loans.

Allocation of the Allowance for Loan Losses

We maintain the allowance at a level that we deem appropriate to adequately cover the probable losses inherent in the loan portfolio. As of June 30, 2018 and December 31, 2017, our allowance for loan losses was $7.1 million and $5.9 million, respectively, which we deemed to be adequate at each of the respective dates. The increase in the allowance for loan losses in 2018 as compared to 2017 is the result of increases in the organic loan portfolio. Our allowance for loan loss as a percentage of total loans has increased from 0.44 percent at December 31, 2017 to 0.45 percent at June 30, 2018.

Our purchased loans were recorded at fair value upon acquisition. The fair value adjustments on the performing purchased loans will be accreted into income over the life of the loans. As of June 30, 2018 the balance on PCI loans was $46.1 million while the carrying value was $32.6 million. These loans are subject to the same allowance methodology as our legacy portfolio. The calculated allowance is compared to the remaining fair value discount to determine if additional provisioning should be recognized. At June 30, 2018, there were $19 thousand of allowances on PCI loans.

The following table sets forth, based on our best estimate, the allocation of the allowance to types of loans as of June 30, 2018 and December 31, 2017 and the percentage of loans in each category to total loans (in thousands):

	June 30, 2018		December 31, 2017
	Amount	Percent	Amount	Percent
Commercial real estate-mortgage	$3,135	44.4%	$2,465	42.1%
Consumer real estate-mortgage	1,528	21.6%	1,596	27.2%
Construction and land development	744	10.5%	521	8.9%
Commercial and industrial	1,367	19.3%	1,062	18.1%
Consumer and other	300	4.2%	216	3.7%
Total allowance for loan losses	$7,074	100.0%	$5,860	100.0%

The increase in the overall allowance for loan losses is due to the increased balance of organic loans offset by improvements of our loan portfolio and the reduction of nonperforming loans and net charge-offs, which is largely influenced by the overall improvement in the economies in our market areas. The allocation by category is determined based on the assigned risk rating, if applicable, and environmental factors applicable to each category of loans. For impaired loans, those loans are reviewed for a specific allowance allocation. Specific valuation allowances related to impaired, non PCI, loans were approximately $445 thousand at December 31, 2017 compared to $335 thousand at June 30, 2018.

Analysis of the Allowance for Loan Losses

The following is a summary of changes in the allowance for loan losses for the periods ended June 30, 2018 and December 31, 2017 including the ratio of the allowance for loan losses to total loans as of the end of each period (in thousands):

	Six Months Ended	Twelve Months Ended
	June 30, 2018	December 31, 2017
Balance at beginning of period	$5,860	$5,105
Provision for loan losses	1,305	783
Charged-off loans:
Commercial real estate-mortgage	(38)	—
Consumer real estate-mortgage	(25)	(111)
Construction and land development	—	—
Commercial and industrial	(78)	(24)
Consumer and other	(101)	(141)
Total charged-off loans	(242)	(276)
Recoveries of previously charged-off loans:
Commercial real estate-mortgage	—	8
Consumer real estate-mortgage	50	99
Construction and land development	5	13
Commercial and industrial	56	67
Consumer and other	40	61
Total recoveries of previously charged-off loans	151	248
Net charge-offs	(91)	(28)
Balance at end of period	$7,074	$5,860

Ratio of allowance for loan losses to total loans outstanding at end of period	0.45%	0.44%
Ratio of net charge-offs (recoveries) to average loans outstanding for the period (annualized)	0.01%	—%

We assess the adequacy of the allowance at the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon our evaluation of the loan portfolio, past loan loss experience, known and inherent risks in the portfolio, the views of the Bank’s regulators, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Investment Portfolio

Our investment portfolio, consisting primarily of Federal agency bonds, mortgage-backed securities, and state and municipal securities amounted to fair values of $156.6 million and $151.9 million at June 30, 2018 and

December 31, 2017, respectively. Our investments to assets ratio increased slightly from 8.8 percent at December 31, 2017 to 7.6 percent at June 30, 2018 as we increased investments during the quarter. Our investment portfolio serves many purposes including serving as a potential liquidity source, collateral for public funds, and as a stable source of income.

The following table shows the amortized cost of the Company’s investment securities. In the periods ended June 30, 2018 and December 31, 2017 all investment securities were classified as available for sale (in thousands).

	June 30, 2018	December 31, 2017
U.S. Government agencies	$29,137	$26,207
State and political subdivisions	15,896	9,122
Other debt securities	976	974
Mortgage-backed securities	114,538	117,263
Total securities	$160,547	$153,566

The following table presents the contractual maturity of investment securities by contractual maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis) at June 30, 2018 (in thousands). The composition and maturity / repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

	Maturity By Years
	1 or Less	1 to 5	5 to 10	Over 10	Total
Available for Sale
U.S. Government agencies	$—	$21,000	$8,137	$—	$29,137
State and political subdivisions	—	554	4,882	10,460	15,896
Other debt securities	—	—	975	—	975
Mortgage-backed securities	1	13,924	21,288	79,326	114,539
Total securities available for sale	$1	$35,478	$35,282	$89,786	$160,547
Weighted average yield(1)	5.23%	1.86%	2.24%	2.86%	2.50%
(1)	Based on amortized cost, taxable equivalent basis

Deposits

Deposits are the primary source of funds for the Company’s lending and investing activities. The Company provides a range of deposit services to businesses and individuals, including noninterest-bearing checking accounts, interest-bearing checking accounts, savings accounts, money market accounts, IRAs and CDs. These accounts generally earn interest at rates the Company establishes based on market factors and the anticipated amount and timing of funding needs. The establishment or continuity of a core deposit relationship can be a factor in loan pricing decisions. While the Company’s primary focus is on establishing customer relationships to attract core deposits, at times, the Company uses brokered deposits and other wholesale deposits to supplement its funding sources. As of June 30, 2018, brokered deposits represented approximately 10.7 percent of total deposits.

The Company believes its deposit product offerings are properly structured to attract and retain core low-cost deposit relationships. The average cost of interest-bearing deposits for the three and six months ended June 30, 2018 was 0.96 percent and 0.88 percent, respectively, compared to 0.65 percent and 0.63 percent for the same periods in 2017. The increase in the costs were due to changes in deposit mix and higher rates on interest-bearing deposit accounts.

Total deposits as of June 30, 2018 were $1.7 billion, which was an increase of $278.1 million from December 31, 2017. As of June 30, 2018 the Company had outstanding time deposits under $100,000 with balances of $213.2 million, time deposits over $100,000 with balances of $321.8 million, and a fair value premium for time deposits of approximately $881 thousand.

The following table summarizes the maturities of time deposits $100,000 or more as of June 30, 2018 (in thousands).

June 30, 2018
Three months or less	$65,598
Three to six months	41,463
Six to twelve months	82,457
More than twelve months	132,272
Total	$321,790

Borrowings

The Company uses short-term borrowings and long-term debt to provide both funding and, to a lesser extent, regulatory capital using debt at the Company level which can be downstreamed as Tier 1 capital to the Bank. Short-term borrowings totaled $57.0 million at June 30, 2018 and $33.6 million at December 31, 2017, and consisted entirely of federal funds purchased. Long-term debt totaled $15.0 million at June 30, 2018 and $10.0 million December 31, 2017 and consisted of one line of credit that matures in 2022.

Capital Resources

The Company uses leverage analysis to examine the potential of the institution to increase assets and liabilities using the current capital base. The key measurements included in this analysis are the Bank’s Common Equity Tier 1 capital, Tier 1 capital, leverage and total capital ratios. At June 30, 2018 and December 31, 2017, our capital ratios, including our Bank’s capital ratios, exceeded regulatory minimum capital requirements. From time to time we may be required to support the capital needs of our bank subsidiary. We believe we have various capital raising techniques available to us to provide for the capital needs of our bank, if necessary.

Liquidity and Off-Balance Sheet Arrangements

At June 30, 2018, we had $299.6 million of pre-approved but unused lines of credit and $3.7 million of standby letters of credit. These commitments generally have fixed expiration dates and many will expire without being drawn upon. The total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions.

Comparison of Financial Condition and Results of Operations for the Three Years Ended December 31, 2017

Analysis of Results of Operations

2017 compared to 2016

Net income was $5.0 million in 2017, compared to $5.8 million in 2016. Net income available to common shareholders was $4.8 million, or $0.55 per diluted common share, in 2017, compared to $4.8 million, or $0.78 per diluted common share, in 2016. Net interest income to average assets of 3.90 percent in 2017 was up from 3.77 percent in 2016, with the increase as a result of a higher percentage of average earning assets to average interest bearing liabilities as well as higher earning asset yields. Noninterest income to average assets of 0.42 percent was up from 0.41 percent in 2016 as a result of increases in customer service fees, higher gains on the sale of loans and other assets, and higher other noninterest income. Noninterest expense to average assets increased from 3.20 percent in 2016 to 3.29 percent in 2017 primarily due to $2.4 million in merger expenses during 2017. The resulting pretax income to average assets was 1.00 percent in 2017 compared to 0.95 percent in 2016. Finally, in 2017 the effective tax rate was 56.2 percent, which was up substantially from 36.7 percent in 2016 due to a $2.5 million after-tax charge to write down the Company’s deferred tax assets as a result of the Tax Cuts and Jobs Act.

2016 compared to 2015

Net income was $5.8 million in 2016, which was up substantially from $1.5 million in 2015. Net income available to common shareholders was $4.8 million, or $0.78 per diluted common share, in 2016, an increase from $1.4 million, or $0.32 per diluted common share, in 2015. Net interest income to average assets of

3.77 percent in 2016 was up from 3.66 percent in 2015, with the increase as a result of a higher percentage of average earning assets to average total assets. Noninterest income to average assets of 0.41 percent was up from 0.33 percent in 2015 as a result of increases in customer service fees, higher gains on the sale of securities, gains on the sale of loans and other assets compared to losses in 2015, and higher other noninterest income. Noninterest expense to average assets decreased from 3.39 percent in 2015 to 3.20 percent in 2016 due to realized efficiencies of scale and the absences of merger and conversion related costs. The resulting pretax income to average assets was 0.95 percent in 2016 compared to 0.46 percent in 2015. Finally, in 2016 the effective tax rate was 36.70 percent, which was down substantially from 2015 when taxes were elevated due to merger and acquisition expenses which were nondeductible.

Net Interest Income and Yield Analysis

2017 compared to 2016

Net interest income, taxable equivalent, improved to $46.4 million in 2017 from $38.3 million in 2016. The increase in net interest income, taxable equivalent, was the result of a significant increase in earning assets primarily from the Capstone merger but also from organic business activity. Average earning assets increased from $944.6 million in 2016 to $1,083.7 million in 2017. Over this period, average loan balances increased by $150.9 million and average securities and interest bearing balances at other financial institutions decreased by $24.0 million. In addition, total average interest-bearing deposits increased by $113.8 million. Net interest income to average assets of 3.90 percent in 2017 was up from 3.77 percent in 2016. Net interest margin, taxable equivalent, was 4.30 percent in 2017, compared to 4.06 percent in 2016. Net interest margin, taxable equivalent, was slightly negatively impacted by an increase in the cost of interest bearing liabilities from 0.56 percent in 2016 to 0.66 percent in 2017. In 2018 we expect net interest income to average assets and net interest margin, taxable equivalent, to experience pressure as there is the potential for pressure to increase deposit rates as short term rates have continued to increase but do anticipate the effect of rate increases will be mitigated on the income side by increases in yields of our floating rate earning assets.

2016 compared to 2015

Net interest income, taxable equivalent, improved to $38.3 million in 2016 from $25.0 million in 2015. The increase in net interest income, taxable equivalent, was the result of a significant increase in earning assets primarily from the merger but also from organic business activity. Average earning assets increased from $615.3 million in 2015 to $944.6 million in 2016. Over this period, average loan balances increased by $282.5 million and average securities and interest bearing balances at other financial institutions increased by $54.1 million. In addition, total average interest-bearing deposits increased by $219.0 million. Net interest income to average assets of 3.77 percent in 2016 was up from 3.66 percent in 2015. Net interest margin, taxable equivalent, was 4.06 percent in 2016, compared to 4.07 percent in 2015. Net interest margin, taxable equivalent, was negatively affected by an increase in the cost of interest bearing liabilities from 0.52 percent in 2015 to 0.56 percent in 2016.

The following table summarizes the major components of net interest income and the related yields and costs for the periods presented.

	2017			2016			2015
(Dollars in thousands)	Average Balance	Interest*	Yield/ Cost*	Average Balance	Interest*	Yield/ Cost*	Average Balance	Interest*	Yield/ Cost*
Assets
Loans(1)	$919,603	$48,834	5.31%	$768,720	$39,779	5.17%	$486,183	$25,739	5.29%
Investment securities(2)	143,329	2,953	2.07%	167,352	2,609	1.56%	113,281	1,877	1.66%
Federal funds and other	20,807	353	1.70%	8,568	247	2.88%	15,853	161	1.02%
Total interest-earning assets	1,083,739	$52,140	4.82%	944,640	$42,635	4.51%	615,317	$27,777	4.51%
Noninterest-earning assets	104,850			67,592			68,202
Total assets	$1,188,589			$1,012,232			$683,519

	2017			2016			2015
(Dollars in thousands)	Average Balance	Interest*	Yield/ Cost*	Average Balance	Interest*	Yield/ Cost*	Average Balance	Interest*	Yield/ Cost*
Interest-bearing demand deposits	$166,382	$539	0.32%	$150,649	$286	0.19%	$117,036	$173	0.15%
Money market and savings deposits	342,637	1,759	0.51%	258,092	1,172	0.45%	161,405	656	0.41%
Time deposits	329,524	3,221	0.98%	316,046	2,647	0.84%	227,317	1,797	0.79%
Total interest-bearing deposits	838,543	5,519	0.66%	724,787	4,105	0.57%	505,758	2,626	0.52%
Securities sold under agreement to repurchase	19,856	61	0.31%	21,329	65	0.30%	11,335	30	0.26%
Federal Home Loan Bank advances and other borrowings	4,887	113	2.32%	17,451	129	0.74%	13,490	101	0.75%
Total interest-bearing liabilities	863,286	5,693	0.66%	763,567	4,299	0.56%	530,583	2,757	0.52%
Net interest income, taxable equivalent		$46,447			$38,336			$25,020
Noninterest-bearing deposits	172,842			139,652			80,794
Other liabilities	6,657			5,535			1,812
Total liabilities	1,042,785			908,754			613,189
Shareholders’ equity	145,804			103,478			70,330
Total liabilities and shareholders’ equity	$1,188,589			$1,012,232			$683,519
Interest Rate Spread(3)			4.16%			3.95%			3.99%
Tax equivalent net interest margin(4)			4.30%			4.06%			4.07%
Percentage of average interest-earning assets to average interest-bearing liabilities			125.5%			123.7%			116.0%
Percentage of of average equity to average assets			12.3%			10.2%			10.3%
*	Taxable equivalent basis
(1)	Loans include nonaccrual loans. Yields related to loans exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 34.0 percent. The taxable-equivalent adjustment was $28 thousand for 2017, $16 thousand for 2016 and $8 thousand for 2015. Loan fees included in loan income was $2.5 million, $2.6 million, and $1.3 million for 2017, 2016 and 2015, respectively.
(2)	Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 34.0 percent. The taxable-equivalent adjustment was $90 thousand, $55 thousand and $16 thousand for 2017, 2016 and 2015, respectively.
(3)	Net interest spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest-earning assets.

Rate and Volume Analysis

Net interest income, taxable equivalent, increased by $8.1 million between the years ended December 31, 2017 and 2016 and by $6.3 million between the years ended December 31, 2016 and 2015. The following is an analysis of the changes in net interest income comparing the changes attributable to rates and those attributable to volumes (in thousands):

	2017 Compared to 2016 Increase (decrease) due to				2016 Compared to 2015 Increase (decrease) due to
	Rate	Days	Volume	Net	Rate	Days	Volume	Net
Interest-earning assets:
Loans(1)	$1,342	(109)	$7,822	$9,055	$(976)	70	$14,946	$14,040
Investment securities(2)	727	(7)	(376)	344	(171)	5	898	732
Federal funds and other	(246)	(1)	353	106	160	—	(74)	86
Total interest-earning assets	1,823	(117)	7,799	9,505	(987)	75	15,770	14,858

Interest-bearing demand deposits	224	(1)	30	253	63	—	50	113
Money market and savings deposits	209	(3)	381	587	118	2	396	516
Time deposits	467	(7)	114	574	144	5	701	850
Total interest-bearing deposits	900	(11)	525	1,414	325	7	1,147	1,479
Securities sold under agreement to repurchase	—	—	(4)	(4)	9	—	26	35
Federal Home Loan Bank advances and other borrowings	77	—	(93)	(16)	(2)	—	30	28
Total interest-bearing liabilities	977	(11)	428	1,394	332	7	1,203	1,542
Net interest income	$846	(106)	$7,371	$8,111	$(1,319)	68	$14,567	$13,316
(1)	Loans include nonaccrual loans. Yields related to loans exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 34.0 percent. The taxable-equivalent adjustment was $28 thousand for 2017, $16 thousand for 2016 and $8 thousand for 2015.
(2)	Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 34.0 percent. The taxable-equivalent adjustment was $90 thousand, $55 thousand and $16 thousand for 2017, 2016 and 2015, respectively.

Changes in net interest income are attributed to either changes in average balances (volume change), changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid, or changes within the number of days in the two periods compared. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is considered above as a change in volume.

Non Interest Income

The following table provides a summary of noninterest income for the periods presented.

	Year ended December 31,
(Dollars in thousands)	2017	2016	2015
Service charges and fees on deposit accounts	$1,374	$1,128	$913
Gain on sale of securities	144	199	52
Gain (loss) on sale of loans and other assets	1,275	948	(112)
(Loss) gain on sale of foreclosed assets	(48)	191	266
Other noninterest income	2,234	1,717	1,124
Total noninterest income	$4,979	$4,183	$2,243

2017 compared to 2016

Noninterest income totaled $5.0 million in 2017, which was an increase from $4.2 million in 2016. Noninterest income to average assets of 0.42 percent was up from 0.41 percent in 2016. Primary drivers of the increase were gains on the sale of loans and other assets and higher other noninterest income. In 2017, there were gains of $1.3 million on the sale of mortgage loans, SBA loans and other assets compared to $0.9 million in 2016. In 2017 there were losses of $48 thousand on the sale of foreclosed assets, compared to a gain of $191 thousand in 2016. Other noninterest income of $2.2 million in 2017 was up from $1.7 million in 2016 primarily due to higher income from company owned life insurance and higher interchange income. In 2018, we expect noninterest income to average assets to increase as a result of increased loan sales from the mortgage unit, higher service charges on deposit accounts, and higher other noninterest income.

2016 compared to 2015

Noninterest income totaled $4.2 million in 2016, which was an increase from $2.2 million in 2015. Noninterest income to average assets of 0.41 percent was up from 0.33 percent in 2015. Primary drivers of the increase were higher gains on the sale of securities, gains on the sale of loans and other assets compared to losses in 2015, and higher other noninterest income. In 2016, there were gains of $948 thousand on the sale of mortgage loans, SBA loans and other assets compared to a loss of $112 thousand in 2015 due to the loss on the sale of a bank owned property. In 2016 there were gains of $191 thousand on the sale of foreclosed assets, down from a gain of $266 thousand in 2015. Other noninterest income of $1.7 million in 2016 was up from $1.1 million in 2015 primarily due to increased revenue as a result of the merger.

Noninterest Expense

The following table provides a summary of noninterest expense for the periods presented.

	Year ended December 31,
(Dollars in thousands)	2017	2016	2015
Salaries and employee benefits	$20,743	$17,715	$11,831
Net occupancy and equipment expense	4,271	3,996	2,682
Depository insurance	466	606	488
Foreclosed assets	84	236	290
Advertising	638	616	453
Data processing	1,875	1,893	1,197
Professional services	2,085	2,123	2,454
Amortization of other intangible assets	346	305	233
Service contracts	1,398	1,154	751
Merger expenses	2,417	—	1,155
Other operating expenses	4,759	3,856	1,632
Total noninterest expense	$39,082	$32,500	$23,166

2017 compared to 2016

Noninterest expense totaled $39.1 million in 2017 compared to $32.5 million in 2016. Noninterest expense to average assets increased from 3.20 percent in 2016 to 3.29 percent in 2017. Salaries and employee benefits, occupancy and equipment, and other noninterest expense categories in 2017 were all higher as a result of two full months of post-merger expenses. In 2017 noninterest expense was also elevated by $2.4 million of merger expenses, compared to none in 2016. In 2018, we expect noninterest expense to average assets to decrease as a result of assets growing faster than core operating expenses and a reduction in merger expenses.

2016 compared to 2015

Noninterest expense totaled $32.5 million in 2016 compared to $23.2 million in 2015. Noninterest expense to average assets decreased from 3.39 percent in 2015 to 3.20 percent in 2016. Salaries and employee benefits, occupancy and equipment, data processing, and other noninterest expense categories in 2016 were all higher as a result of twelve full months of post-merger expense compared to four months in 2015. In 2016, the reduction of professional services was due the absence of merger expenses.

Taxes

2017 compared to 2016

In 2017, income tax expense totaled $6.4 million compared to $3.4 million in 2016. Income taxes to average assets were 0.54 percent compared to 0.33 percent in the prior year. Taxes in the current year were elevated due to a $2.4 million after-tax charge to reduce the value of the Company’s deferred tax assets as a result of the tax law signed in December which resulted in an effective tax rate of 56.2 percent in 2017 compared to 36.7 percent in 2016. In 2018, we expect our effective tax rate to be in the range of 26 percent.

2016 compared to 2015

In 2016, income tax expense totaled $3.4 million compared to $1.6 million in 2015. Income taxes to average assets were 0.33 percent compared to 0.24 percent in the prior year. The effective tax rate of about 37 percent in 2016 was down from about 52 percent in 2015 which had approximately $0.3 million of nondeductible merger and acquisition expenses.

Loan Portfolio Composition

The Company had total net loans outstanding, including organic and purchased loans, of approximately $1,317.4 million at December 31, 2017 and $808.3 million at December 31, 2016. Loans secured by real estate, consisting of commercial or residential property, are the principal component of our loan portfolio. We do not generally originate traditional long-term residential mortgages for our portfolio but we do originate and hold traditional second mortgage residential real estate loans, adjustable rate mortgages and home equity lines of credit. Even if the principal purpose of the loan is not to finance real estate, when reasonable, we attempt to obtain a security interest in the real estate in addition to any other available collateral to increase the likelihood of ultimate repayment or collection of the loan.

Organic Loans

Our net organic loans increased $181.9 million, or 29.7 percent to $793.8 million at December 31, 2017, from December 31, 2016, as we continue to originate well-underwritten loans. Our goal of streamlining the credit process has improved our efficiency and is a competitive advantage in many of our markets. In addition, continued training and recruiting of experienced loan officers has provided us with the opportunity to close larger and more complex deals than we historically have. Finally, the overall business environment continues to rebound from recessionary conditions. Organic loans include loans which were originally purchased non-credit impaired loans but have been renewed.

Purchased Loans

Purchased non-credit impaired loans of $490.9 million at December 31, 2017 were up $321.7 million from December 31, 2016 as a result of the Capstone acquisition. Also during 2017, our PCI loans increased by $5.6 million to $32.8 million at December 31, 2017. The activity within the purchased credit impaired loans will be impacted by how quickly these loans are resolved and/or our future acquisition activity. Prior to the GulfSouth transaction in 2012 the Company had no purchased loans.

The following tables summarize the composition of our loan portfolio for the periods presented (dollars in thousands):

	2017
	Organic Loans	Purchased Non-Credit Impaired Loans	Purchased Credit Impaired Loans	Total Amount	% of Gross Total
Commercial real estate-mortgage	$387,312	$237,773	$17,903	$642,988	48.6%
Consumer real estate-mortgage	173,988	112,019	7,450	293,457	22.2%
Construction and land development	97,116	33,173	5,120	135,409	10.2%
Commercial and industrial	135,271	101,958	858	238,087	18.0%
Consumer and other	5,925	5,929	1,463	13,317	1.0%
Total gross loans receivable, net of deferred fees	799,612	490,852	32,794	1,323,258	100.0%
Allowance for loan and lease losses	(5,844)	—	(16)	(5,860)
Total loans, net	$793,768	$490,852	$32,778	$1,317,398
	2016
	Organic Loans	Purchased Non-Credit Impaired Loans	Purchased Credit Impaired Loans	Total Amount	% of Gross Total
Commercial real estate-mortgage	$297,689	$102,576	$14,943	$415,208	51.0%
Consumer real estate-mortgage	135,923	42,875	9,004	187,802	23.1%
Construction and land development	108,390	7,801	1,678	117,869	14.5%
Commercial and industrial	68,235	15,219	1,568	85,022	10.5%
Consumer and other	6,786	689	—	7,475	0.9%
Total gross loans receivable, net of deferred fees	617,023	169,160	27,193	813,376	100.0%
Allowance for loan and lease losses	(5,105)	—	—	(5,105)
Total loans, net	$611,918	$169,160	$27,193	$808,271
	2015
	Organic Loans	Purchased Non-Credit Impaired Loans	Purchased Credit Impaired Loans	Total Amount	% of Gross Total
Commercial real estate-mortgage	$229,203	$120,524	$20,050	$369,777	50.8%
Consumer real estate-mortgage	95,233	53,697	12,764	161,694	22.2%
Construction and land development	73,028	29,755	2,695	105,478	14.5%
Commercial and industrial	53,761	28,422	2,768	84,951	11.7%
Consumer and other	4,692	1,123	—	5,815	0.8%
Total gross loans receivable, net of deferred fees	455,917	233,521	38,277	727,715	100.0%
Allowance for loan and lease losses	(4,354)	—	—	(4,354)
Total loans, net	$451,563	$233,521	$38,277	$723,361
	2014
	Organic Loans	Purchased Non-Credit Impaired Loans	Purchased Credit Impaired Loans	Total Amount	% of Gross Total
Commercial real estate-mortgage	$186,444	$3,905	$3,102	$193,451	53.2%
Consumer real estate-mortgage	75,066	1,968	4,380	81,414	22.4%
Construction and land development	52,421	48	36	52,505	14.5%
Commercial and industrial	33,716	—	3	33,719	9.3%
Consumer and other	2,314	—	—	2,314	0.6%
Total gross loans receivable, net of deferred fees	349,961	5,921	7,521	363,403	100.0%
Allowance for loan and lease losses	(3,880)	—	—	(3,880)
Total loans, net	$346,081	$5,921	$7,521	$359,523

	2013
	Organic Loans	Purchased Non-Credit Impaired Loans	Purchased Credit Impaired Loans	Total Amount	% of Gross Total
Commercial real estate-mortgage	$150,849	$4,448	$3,969	$159,266	50.6%
Consumer real estate-mortgage	69,588	6,966	5,276	81,830	26.0%
Construction and land development	35,111	1,087	489	36,687	11.6%
Commercial and industrial	33,763	28	15	33,806	10.7%
Consumer and other	2,916	347	227	3,490	1.1%
Total gross loans receivable, net of deferred fees	292,227	12,876	9,976	315,079	100.0%
Allowance for loan and lease losses	(3,755)	—	(381)	(4,136)
Total loans, net	$288,472	$12,876	$9,595	$310,943

Loan Portfolio Maturities

The following table sets forth the maturity distribution of our loans, including the interest rate sensitivity for loans maturing after one year as of December 31, 2017.

					Rate Structure for Loans Maturing Over One Year
	One Year or Less	One through Five Years	Over Five Years	Total	Fixed Rate	Floating Rate
Commercial real estate-mortgage	$173,603	$259,406	$209,979	$642,988	$332,438	$136,947
Consumer real estate-mortgage	118,400	92,019	83,038	293,457	106,902	68,155
Construction and land development	63,082	34,891	37,436	135,409	42,898	29,429
Commercial and industrial	105,431	88,665	43,991	238,087	122,698	9,958
Consumer and other	6,481	6,170	666	13,317	5,416	1,420
Total Loans	$466,997	$481,151	$375,111	$1,323,258	$610,352	$245,909

Nonaccrual, Past Due, and Restructured Loans

Loans are considered past due when the contractual amounts due with respect to principal and interest are not received within 30 days of the contractual due date. Loans are generally classified as nonaccrual if they are past due for a period of 90 days or more, unless such loans are well secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or as partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance of interest and principal by the borrower in accordance with the contractual terms.

PCI loans with common risk characteristics are grouped in pools at acquisition. These loans are evaluated for accrual status at the pool level rather than the individual loan level and performance is based on our ability to reasonably estimate the amount and timing of future cash flows rather than a borrower’s ability to repay contractual loan amounts. Since we are able to reasonably estimate the amount and timing of future cash flows on the Company’s PCI loan pools, none of these loans have been identified as nonaccrual. However, PCI loans included in pools are identified as nonperforming if they are past due 90 days or more at acquisition or become 90 days or more past due after acquisition. The past due status is determined based on the contractual terms of the individual loans.

While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Assets acquired as a result of foreclosure are recorded at estimated fair value in foreclosed assets. Any excess of cost over estimated fair value at the time of foreclosure is charged to the allowance for loan losses. Valuations are periodically performed on these properties, and any subsequent write-downs are charged to earnings. Routine maintenance and other holding costs are included in noninterest expense.

Loans, excluding pooled PCI loans, are classified as troubled debt restructurings (“TDR”) by the Company when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. The Company grants concessions by (1) reduction of the stated interest rate for the remaining original life of the debt or (2) extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk. The Company does not generally grant concessions through forgiveness of principal or accrued interest. The Company’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance. That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely. If a borrower was materially delinquent on payments prior to the restructuring but shows the capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual until there is demonstrated performance under new terms. Lastly, if the borrower does not perform under the restructured terms, the loan is placed on non-accrual status. The Company closely monitors these loans and ceases accruing interest on them if we believe that the borrowers may not continue performing based on the restructured note terms.

PCI loans that were classified as TDRs prior to acquisition are not classified as TDRs by the Company after the acquisition date. Subsequent modification of a PCI loan accounted for in a pool that would otherwise meet the definition of a TDR is not reported, or accounted for, as a TDR since pooled PCI loans are excluded from the scope of TDR accounting. A PCI loan not accounted for in a pool would be reported, and accounted for, as a TDR if modified in a manner that meets the definition of a TDR after the acquisition date.

Nonperforming loans as a percentage of gross loans, net of deferred fees, was 0.25 percent as of December 31, 2017, compared to 0.26 percent as of December 31, 2016. Total nonperforming assets as a percentage of total assets as of December 31, 2017 totaled 0.38 percent compared to 0.42 percent as of December 31, 2016. Acquired PCI loans that are included in loan pools are reclassified at acquisition to accrual status and thus are not included as nonperforming assets unless they are 90 days or greater past due. In 2017, there was $64 thousand in interest income recognized on nonaccrual and restructured loans compared to the $151 thousand in gross interest income that would have been recognized if the loans had been current in accordance with their original terms.

The following table summarizes the Company’s nonperforming assets as of December 31 for the periods presented.

(Dollars in thousands)	2017	2016	2015	2014	2013
Nonaccrual loans	$1,764	$1,415	$2,252	$5,067	$1,492
Accruing loans past due 90 days or more(1)	1,509	699	502	—	—
Total nonperforming loans	3,273	2,114	2,754	5,067	1,492
Foreclosed assets	3,254	2,386	5,358	4,983	5,221
Total nonperforming assets	$6,527	$4,500	$8,112	$10,050	$6,713
Restructured loans not included above	$41	$166	$3,693	$1,937	$2,699
(1)	Balances include PCI loans past due 90 days or more that are grouped in pools which accrue interest based on pool yields.

Potential Problem Loans

At December 31, 2017 problem loans amounted to approximately $821.9 thousand or 0.06 percent of total loans outstanding. Potential problem loans, which are not included in nonperforming loans, represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower’s ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Bank’s primary regulators, for loans classified as substandard or worse, but not considered nonperforming loans.

Allocation of the Allowance for Loan Losses

We maintain the allowance at a level that we deem appropriate to adequately cover the probable losses inherent in the loan portfolio. As of December 31, 2017 and December 31, 2016, our allowance for loan losses was $5.9 million and $5.1 million, respectively, which we deemed to be adequate at each of the respective dates. The increase in the allowance for loan losses in 2017 as compared to 2016 is primarily the result of increases in organic loan growth offset slightly by improving overall credit metrics within our portfolio. Our allowance for loan loss as a percentage of total loans has decreased from 0.63 percent at December 31, 2016 to 0.44 percent at December 31, 2017, as a result of the decrease in organic loan balances as a percentage of the total portfolio as acquired loans made up a larger percentage. As a percentage of organic loans the allowance for loan losses decreased from 0.83 percent at December 31, 2016 to 0.73 percent at December 31, 2017. In 2018, we expect the allowance to organic loans to remain in the range of 0.70 to 0.85 percent.

Our purchased loans were recorded at fair value upon acquisition. The fair value adjustments on the performing purchased loans will be accreted into income over the life of the loans. At December 31, 2017, the remaining accretable yield was $9.3 million. Also at the end of 2017, the balance on PCI loans was $43.6 million and the carrying value was $32.8 million, for a net difference of $10.8 million in discounts. These loans are subject to the same allowance methodology as our legacy portfolio. The calculated allowance is compared to the remaining fair value discount to determine if additional provisioning should be recognized. At December 31, 2017, there was an allowance of $16 thousand on PCI loans. The judgments and estimates associated with our allowance determination are described in Note 1 in the “Notes to Consolidated Financial Statements.”

The following table sets forth, based on our best estimate, the allocation of the allowance to types of loans as well as the unallocated portion as of December 31 for each of the past five years and the percentage of loans in each category to total loans (in thousands):

	December 31,
	2017		2016		2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial real estate-mortgage	$2,465	42.1%	$2,369	46.4%	$1,906	43.8%	$1,734	44.7%	$1,608	38.8%
Consumer real estate-mortgage	1,596	27.2%	1,382	27.1%	1,015	23.3%	906	23.3%	1,041	25.2%
Construction and land development	521	8.9%	717	14.0%	627	14.4%	690	17.8%	727	17.6%
Commercial and industrial	1,062	18.1%	520	10.2%	777	17.8%	524	13.5%	497	12.0%
Consumer and other	216	3.7%	117	2.3%	29	0.7%	26	0.7%	263	6.4%
Total allowance for loan losses	$5,860	100.0%	$5,105	100.0%	$4,354	100.0%	$3,880	100.0%	$4,136	100.0%

The increase in the overall allowance for loan losses is due to the increased balance of organic loans offset by improvements of our loan portfolio and the reduction of nonperforming loans and net charge-offs, which is largely influenced by the overall improvement in the economies in our market areas. The allocation by category is determined based on the assigned risk rating, if applicable, and environmental factors applicable to each category of loans. For impaired loans, those loans are reviewed for a specific allowance allocation. Specific valuation allowances related to impaired loans were approximately $445 thousand at December 31, 2017, compared to $4 thousand at December 31, 2016. Additional information on the allocation of the allowance between performing and impaired loans is provided in Note 4 to the “Notes to Consolidated Financial Statements.”

Analysis of the Allowance for Loan Losses

The following is a summary of changes in the allowance for loan losses for each of the years in the five-year period ended December 31, 2017 and the ratio of the allowance for loan losses to total loans as of the end of each period (in thousands):

	2017	2016	2015	2014	2013
Balance at beginning of period	$5,105	$4,354	$3,880	$4,136	$3,691
Provision for loan losses	783	788	923	432	582
Charged-off loans:
Commercial real estate-mortgage	—	—	(95)	—	(123)
Consumer real estate-mortgage	(111)	(102)	(247)	(623)	—
Construction and land development	—	(14)	(50)	(7)	(17)
Commercial and industrial	(24)	(35)	—	(118)	—
Consumer and other	(141)	(155)	(114)	(65)	(30)
Total charged-off loans	(276)	(306)	(506)	(813)	(170)
Recoveries of previously charged-off loans:
Commercial real estate-mortgage	8	45	—	2	—
Consumer real estate-mortgage	99	76	—	—	—
Construction and land development	13	22	26	—	10
Commercial and industrial	67	58	19	—	—
Consumer and other	61	68	12	123	23
Total recoveries of previously charged-off loans	248	269	57	125	33
Net charge-offs	(28)	(37)	(449)	(688)	(137)
Balance at end of period	$5,860	$5,105	$4,354	$3,880	4,136
Ratio of allowance for loan losses to total loans outstanding at end of period	0.44%	0.63%	0.60%	1.07%	1.31%
Ratio of net charge-offs to average loans outstanding for the period	—%	—%	(0.09)%	(0.20)%	(0.04)%

We assess the adequacy of the allowance at the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon our evaluation of the loan portfolios, past loan loss experience, known and inherent risks in the portfolio, the views of the Bank’s regulators, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Investment Portfolio

Our investment portfolio which is carried at fair market value, consisting primarily of Federal agency bonds, mortgage-backed securities, state and municipal securities and other debt securities amounted to $151.9 million and $129.4 million at December 31, 2017 and 2016, respectively. This increase was a result of purchasing additional investments from liquidity received through the sale of the Capstone investment portfolio after the merger on November 1, 2017. In 2015, the investment portfolio amounted to $166.4 million and it decreased in 2016 to $129.4 million as a result of selling portions of the investment portfolio to fund loan growth. Our investment to asset ratio has decreased from 16.3 percent at December 31, 2015, to 12.2 percent at December 31, 2016, and then to 8.8 percent at December 31, 2017. Over the last several years we have reduced the ratio of investments to total assets and the absolute level of investment securities on our balance sheet as we have allocated more funding to loans. Our investment portfolio serves many purposes including serving as a potential liquidity source, collateral for public funds, and as a stable source of income.

The following table shows the book value of the Company’s investment securities. In 2017, 2016, and 2015, all investment securities were classified as available for sale.

Book Value of Investment Securities
(in thousands)

	2017	2016	2015
U.S. Government agencies	$26,207	$18,279	$22,745
State and political subdivisions	9,122	8,182	7,614
Other debt securities	974	—	—
Mortgage-backed securities	117,263	104,585	136,625
Total securities	$153,566	$131,046	$166,984

The following table presents the contractual maturity of investment securities by contractual maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis). The composition and maturity / repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

Expected Maturity of Investment Securities
As of December 31, 2017
(in thousands)

	Maturity By Years
	1 or Less	1 to 5	5 to 10	Over 10	Total
U.S. Government agencies	$1,997	$21,000	$3,210	$—	$26,207
State and political subdivisions	177	607	3,852	4,486	9,122
Mortgage-backed securities	—	9,089	23,747	84,427	117,263
Total securities available for sale	$2,174	$30,696	$31,783	$88,913	$153,566
Weighted average yield(1)	1.55%	1.97%	1.96%	2.40%	2.21%
(1)	Based on amortized cost, taxable equivalent basis

Deposits

Deposits are the primary source of funds for the Company’s lending and investing activities. The Company provides a range of deposit services to businesses and individuals, including noninterest bearing checking accounts, interest bearing checking accounts, savings accounts, money market accounts, Individual Retirement Accounts (“IRAs”) and certificates of deposit (“CDs”). These accounts generally earn interest at rates the Company establishes based on market factors and the anticipated amount and timing of funding needs. The establishment or continuity of a core deposit relationship can be a factor in loan pricing decisions. While the Company’s primary focus is on establishing customer relationships to attract core deposits, at times, the Company uses brokered deposits and other wholesale deposits to supplement its funding sources. As of December 31, 2017, brokered deposits represented approximately 14.1 percent of total deposits.

The composition of the deposit portfolio, by category, as of December 31, 2017 was as follows: 30.8 percent in time deposits, 37.8 percent in money market and savings, 16.1 percent in interest-bearing demand deposit, and 15.3 percent in noninterest bearing demand deposits. The composition of the deposit portfolio, by category, as of December 31, 2016 was as follows: 34.9 percent in time deposits, 30.3 percent in money market and savings, 17.9 percent in interest-bearing demand deposit, and 16.9 percent in noninterest bearing demand deposits.

The following table summarizes the average balances outstanding and average interest rates for each major category of deposits for 2017 and 2016.

	2017			2016
(Dollars in thousands)	Average Balance	% of Total	Average Rate	Average Balance	% of Total	Average Rate
Noninterest demand	$172,842	17.1%	—	$139,652	16.2%	—
Interest-bearing demand	166,382	16.5%	0.32%	150,649	17.4%	0.19%
Money market and savings	342,637	33.9%	0.51%	258,092	29.9%	0.45%
Time deposits	329,524	32.5%	0.98%	316,046	36.5%	0.84%
Total average deposits	$1,011,385	100.0%	0.54%	$864,439	100.0%	0.47%

During 2017 the overall mix of average deposits has shifted to a higher percentage of noninterest bearing demand and money market and savings deposits, with reductions in the percentage of deposits held in interest-bearing demand accounts and time deposits. The Company believes its deposit product offerings are properly structured to attract and retain core low-cost deposit relationships. The average cost of deposits was 0.54 percent in 2017 compared to 0.47 percent in 2016 due to changes in deposit mix and higher deposit interest rates.

Total deposits as of December 31, 2017 were $1,438.6 million, which was an increase of $531.5 million from December 31, 2016. As of December 31, 2017, the Company had outstanding time deposits under $100,000 of $201.8 million, time deposits over $100,000 of $239.9 million, and a time deposit fair value adjustment of $1,092 thousand. The following table summarizes the maturities of time deposits $100,000 or more as of December 31, 2017.

(Dollars in thousands)	December 31, 2017
Remaining maturity:
Three months or less	$53,996
Three to six months	47,735
Six to twelve months	83,529
More than twelve months	54,624
Total	$239,884

Borrowings

The Company uses short-term borrowings and long-term debt to provide both funding and, to a lesser extent, regulatory capital for debt at the Company level which can be downstreamed as Tier 1 capital to the Bank. Short-term borrowings totaled $33.6 million at December 31, 2017, and consisted entirely of federal funds purchased. Short-term borrowings totaled $18.5 million at December 31, 2016, and consisted of $5.0 million in FHLB advances maturing within twelve months and $13.5 million federal funds purchased. Short-term borrowings totaled $22 million at December 31, 2015, and consisted of $18 million in FHLB advances maturing within twelve months and $4 million federal funds purchased. Long-term debt totaled $10 million at December 31, 2017 and consisted of one line of credit that matures in 2022. There was no long term debt outstanding at December 31, 2016. Long- term debt totaled $12.0 million at December 31, 2015, consisting of outstanding long-term FHLB advances of $10.0 million and $2.0 million outstanding on a line of credit.

Capital Resources

The Company uses leverage analysis to examine the potential of the institution to increase assets and liabilities using the current capital base. The key measurements included in this analysis are the Banks’ Common Equity Tier 1 capital, Tier 1 capital, leverage and total capital ratios. At December 31, 2017 and 2016, our capital ratios, including our Banks’ capital ratios, exceeded regulatory minimum capital requirements. From time to time we may be required to support the capital needs of our bank subsidiary. We believe we have various capital raising techniques available to us to provide for the capital needs of our Bank, if necessary. Additional information on capital is provided in Note 13 to the “Notes to Consolidated Financial Statements.”

Off-Balance Sheet Arrangements

At December 31, 2017, we had $292.8 million of pre-approved but unused lines of credit and $5.5 million of standby letters of credit. These commitments generally have fixed expiration dates and many will expire without being drawn upon. The total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additional information about our off-balance sheet risk exposure is presented in Note 12 of the “Notes to the Consolidated Financial Statements.”

Market Risk and Liquidity Risk Management

The Bank’s Asset Liability Management Committee (“ALCO”) is responsible for making decisions regarding liquidity and funding solutions based upon approved liquidity, loan, capital and investment policies. The ALCO must consider interest rate sensitivity and liquidity risk management when rendering a decision on funding solutions and loan pricing. To assist in this process the Bank has contracted with an independent third party to prepare quarterly reports that summarize several key asset-liability measurements. In addition, the third party will also provide recommendations to the Bank’s ALCO regarding future balance sheet structure, earnings and liquidity strategies. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity

Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. The primary measurements we use to help us manage interest rate sensitivity are an earnings simulation model and an economic value of equity model. These measurements are used in conjunction with competitive pricing analysis and are further described below.

Earnings Simulation Model

We believe interest rate risk is effectively measured by our earnings simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with simulated forecasts of interest rates for the next 12 months and 24 months. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net interest income in instantaneous changes to interest rates. We also periodically monitor simulations based on various rate scenarios such as non-parallel shifts in market interest rates over time. For changes up or down in rates from our flat interest rate forecast over the next 12 and 24 months, limits in the decline in net interest income are as follows:

	Maximum Percentage Decline in Net Interest Income from the Budgeted or Base Case Projection of Net Interest Income
	Next 12 Months	Next 24 Months
An instantaneous, parallel rate increase or decrease of the following at the beginning of the first quarter:
± 100 basis points	9%	9%
± 200 basis points	14%	14%
± 300 basis points	20%	20%
± 400 basis points	25%	25%

We were in compliance with our earnings simulation model policies as of December 31, 2017, indicating what we believe to be a slightly asset sensitive profile.

Economic Value of Equity

Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity.

To help monitor our related risk, we have established the following policy limits regarding simulated changes in our economic value of equity:

Instantaneous, Parallel Change in Prevailing Interest Rates Equal to	Maximum Percentage Decline in Economic Value of Equity from the Economic Value of Equity at Currently Prevailing Interest Rates
±100 basis points	20%
±200 basis points	25%
±300 basis points	30%
±400 basis points	35%

At December 31, 2017, our model results indicated that we were within these policy limits.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.

In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. Our ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

Liquidity Risk Management

The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and intend to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

Impact of Inflation and Changing Prices

As a financial institution, we have an asset and liability make-up that is distinctly different from that of an entity with substantial investments in plant and inventory, because the major portions of a commercial bank’s assets are monetary in nature. As a result, our performance may be significantly influenced by changes in interest rates. Although we, and the banking industry, are more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

Critical Accounting Policies

The Company has identified accounting policies that are the most critical to fully understand and evaluate its reported financial results and require management’s most difficult, subjective or complex judgments. Management has reviewed the following critical accounting policies and related disclosures with the Audit Committee of the Board of Directors. These policies along with a brief discussion of the material implications of the uncertainties of each policy are below. For a full description of these critical accounting policies, see Note 1 in the “Notes to Consolidated Financial Statements.”

Allowance for loan losses - In establishing the allowance we take into account reserves required for impaired loans, historical charge-offs for loan types, and a variety of qualitative factors including economic outlook, portfolio concentrations, and changes in portfolio credit quality. Many of the qualitative factors are measurable but there is also a level of subjective assumptions. If those assumptions change it could have a material impact on the level of the allowance required and as a result the earnings of the Company. As an example an increase in the amount of the reserve to organic loans of 0.05 percent in 2017 would have resulted in a reduction of approximately 3 percent in pre-tax income.

Fair values for acquired assets and assumed liabilities - Assets and liabilities acquired are recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities is allocated to identifiable intangible assets with the remaining excess allocated to goodwill. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. As of December 31, 2017 there was approximately $42.9 million in goodwill. The Company has not identified any triggering events that would indicate potential impairment of goodwill.

Cash flow estimates on purchased credit-impaired loans - Purchase credit impaired loans do not have traditional loan yields and interest income; instead they have accretable yield and accretion. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income as accretion over the remaining life of the loan when there is reasonable expectation about the amount and timing of such cash flows. The amount expected to be accreted divided by the accretable discount is the accretable yield. Cash flow estimates are re-evaluated quarterly. If the estimated cash flows increase then the accretable yield over the life of the loan increases. If, however, the estimated cash flows decrease then impairment is generally recognized immediately. As an example a loan with a fair value of $200,000 with estimated cash flows of $300,000 over five years would have an accretable yield of approximately 8.2 percent and would have accretion of approximately $16,400 a year. If the cash flow estimate changed to $350,000 the accretable yield would increase to approximately 10.1 percent and the yearly accretion recognized into income would be approximately $20,300. If, however, the cash flow estimate changed to $250,000 the Company would generally recognize an impairment of $50,000 immediately, instead of reducing the accretion over the life of the loan.

Valuation of foreclosed assets - Foreclosed assets are initially recorded at fair value less selling costs. If the fair value decreases the assets are written down. As of December 31, 2017, there was approximately $3.3 million in foreclosed assets carried at a 17.8 percent discount to appraisal values.

Valuation of deferred tax assets - Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not that the tax position will be realized or sustained upon examination. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2017, there were approximately $5.0 million in net deferred tax assets.

Evaluation of investment securities for other than temporary impairment - We evaluate investment securities for other than temporary impairment taking into account if we do not have the intent to sell a debt security prior to recovery and it is more likely than not that we will not have to sell the debt security prior to recovery, the security would not be considered other than temporarily impaired unless a credit loss has occurred in the security. Temporary impairments are recognized on the balance sheet in other comprehensive income / loss. If a security becomes permanently impaired the impairment expense would be recognized and reduce earnings. As of December 31, 2017, there was approximately $1.8 million in losses on investment securities that were classified as temporarily impaired.

INFORMATION ABOUT FOOTHILLS BANCORP

General

Foothills Bancorp was organized in 2015 to serve as the holding company for Foothills Bank, a Tennessee-chartered community bank headquartered in Maryville, Tennessee. Foothills Bank opened for business in 2007. As of June 30, 2018, Foothills Bank had total assets of approximately $220.2 million, total deposits of $187.1 million, and total shareholders’ equity of approximately $21.0 million, with two branches in Knoxville and Maryville, Tennessee.

Foothills Bancorp is supervised, regulated, and examined by the Federal Reserve and the TDFI. Foothills Bank is supervised, regulated, and examined by the FDIC and the TDFI, and its deposits are insured by the FDIC. Foothills Bank is not a member of the Federal Reserve System. Supervision and regulation is similar to that described for SmartFinancial (see “Information about SmartFinancial - Business of the Company; Supervision and Regulation” beginning on page 76).

Foothills Bank operates out of its main office, a full-service banking facility, located at 214 Keller Lane, Maryville, Tennessee 37801, and two full-service branch offices located at 2430 E. Lamar Alexander Pkwy, Maryville, Tennessee 37804, and 11216 Kingston Pike, Knoxville, Tennessee 37934. Both Foothills Bank’s main office is owned, and its two branch are leased.

The day-to-day management of Foothills Bank rests with the bank’s officers, with oversight provided by Foothills Bank’s board of directors. As of September 6, 2018, Foothills Bank had 32 full-time equivalent employees.

Business of Foothills Bank

Foothills Bank provides a broad range of commercial and retail banking products and services to individuals, small and mid-sized businesses, professional service firms, non-profit organizations, and governmental entities. Retail banking products and services offered by Foothills Bank include checking accounts, savings accounts, individual retirement accounts, certificates of deposit, mortgage loans, home equity loans and lines of credit, automobile loans, and general secured unsecured consumer-based loans and lines of credit. Commercial banking products and services offered by Foothills Bank include checking accounts, savings accounts, business lines of credit, term loans, real estate and construction loans, equipment loans, and Small Business Administration loans. Foothills Bank also offers debit cards, ATM services, online, mobile, and telephone banking services, lockbox and remote deposit services, and treasury management services. All of Foothills Bank’s products and services are directly or indirectly related to the business of community banking, and all activity is reported as one segment of operations.

Foothills Bank’s revenues are primarily derived from interest on, and fees received in connection with, real estate and other loans, interest and dividends from investment securities, service charge income generated from demand accounts, gains on sales of residential loans, ATM fees, and other services. The principal sources of funds for Foothills Bank’s lending activities are customer deposits, loan repayments, and proceeds from investment securities. Foothills Bank’s principal expenses include interest paid on deposits and general operating and administrative expenses.

As is the case with banking institutions generally, Foothills Bank’s operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the FRB and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds.

Competition

Foothills Bank’s primary banking markets consist of Blount and Knox Counties in Tennessee. The Knoxville MSA banking market (as described under “Information about SmartFinancial - Business of the Company; Competitive Business Conditions” beginning on page 75), where Foothills Bank, as of June 30, 2017, had approximately 1.13 percent of the deposit market share in the MSA. The commercial banking environment is highly competitive, and Foothills Bank encounters strong competition both in making loans and in attracting deposits. In one or more aspects of its business, Foothills Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Many of these competitors have substantially greater resources and lending limits, have more extensive and established branch networks, and offer certain products or services that Foothills Bank does not currently provide. Additionally, many of Foothills Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

Legal Proceedings

Foothills Bank is from time to time a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens and claims relating to the servicing or collection of real estate and other loans. As of the date of this proxy statement/prospectus, Foothills Bank is not a party to or otherwise involved in any legal proceedings that Foothills Bank’s management believes are material to Foothills Bank’s business, financial condition, or results of operations.

Board of Directors and Executive Officers

Foothills Bancorp’s board of directors is composed of nine individuals. Foothills Bank and Foothills Bancorp have the same directors. Directors are elected to serve for a term of one year or until their successors are duly elected and qualified. Certain information regarding the current members of Foothills Bancorp’s board of directors is set forth in the table below.

Name	Position(s) with Foothills Bancorp	Principal Occupation
Ralph Lee Chambers, Jr.	Director; Secretary	Funeral and Cemetery Services
Samuel D. Evans, MD	Director (Chairman)	Retired Physician
Joseph Y. Hamdi	Director; Executive VP	Banker
Mark W. Loudermilk	Director; President/CEO	Banker
Denny J. Mayes	Director	Insurance Sales
Dr. Jane Qualls McGuire	Director	Retired Educator
Herb J. Newton	Director	Investor
David E. Pesterfield	Director	Pharmacy Wholesale Products Executive
E. Terry Webb	Director	Pharmacist

Set forth in the table below is certain information regarding Foothills Bank’s current executive officers. Foothills Bank’s officers serve at the pleasure of the bank’s board of directors.

Name	Position(s) with Foothills Bank
Mark W. Loudermilk	President and Chief Executive Officer; Director
Joseph Y. Hamdi	Executive VP and Chief Lending Officer; Director
Melissa G. Hodges	Senior VP and Chief Compliance Officer
David R. Conner	Senior VP
Steven E. Kitts	Senior VP and Knox County Executive

PROPOSALS

Proposal No. 1 – The Merger Proposal

Foothills Bancorp is asking its shareholders to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. Foothills Bancorp shareholders should read this proxy statement/prospectus carefully and in its entirety, including the appendixes and the documents incorporated by reference into this proxy statement/prospectus, for more detailed information concerning the merger agreement and the merger, the bank merger and the other transaction contemplated thereby. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

After careful consideration, the Foothills Bancorp board of directors determined that the transactions contemplated by the merger agreement, including the merger, on the terms and conditions set forth in the merger agreement, are in the best interests of Foothills Bancorp and its shareholders. Please see “The Merger — Foothills Bancorp’s Reasons for the Merger; Recommendation of the Foothills Bancorp Board of Directors” beginning on page 40 for a more detailed discussion of the Foothills Bancorp board of directors’ recommendation.

Holders of Foothills Bancorp common stock who comply with the provisions of Chapter 23 of the Tennessee Business Corporation Act are entitled to dissent from the merger and receive payment of the fair value of their shares of Foothills Bancorp common stock if the merger is consummated. A copy of Chapter 23 of the Tennessee Business Corporation Act is attached as Appendix B to this proxy statement/prospectus. Please see the section entitled “The Merger — Dissenters’ Rights” beginning on page 50 for a summary of the procedures to be followed in asserting dissenters’ rights. A dissenting shareholder will be entitled to payment only if written notice of intent to demand payment is delivered to Foothills Bancorp before the vote on the merger proposal is taken and the shareholder does not vote in favor of the merger proposal.

The Foothills Bancorp board of directors recommends that Foothills Bancorp shareholders vote “FOR” the merger proposal.

Proposal No. 2 – Adjournment Proposal

The special meeting may be adjourned or postponed to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the merger proposal.

If, at the special meeting, the number of shares of Foothills Bancorp common stock present or represented by proxy and voting in favor of the merger proposal is insufficient to approve such proposal, Foothills Bancorp intends to move to adjourn the special meeting in order to solicit additional proxies for the approval and adoption of the merger agreement.

In this proposal, Foothills Bancorp is asking its shareholders to authorize the holder of any proxy solicited by the Foothills Bancorp board of directors on a discretionary basis to vote in favor of adjourning the special meeting to another time and place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies, including the solicitation of proxies from Foothills Bancorp shareholders who have previously voted.

Except as required by the Tennessee Business Corporation Act or Foothills Bancorp’s bylaws, the Foothills Bancorp board of directors is not required to fix a new record date to determine the Foothills Bancorp shareholders entitled to vote at the adjourned special meeting. At the adjourned special meeting, any business may be transacted which might have been transacted at the special meeting. If the Foothills Bancorp board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned special meeting other than an announcement at the special meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original special meeting. If a new record date is fixed, notice of the adjourned special meeting will be given as in the case of an original special meeting.

The Foothills Bancorp board of directors recommends that Foothills Bancorp shareholders vote “FOR” the adjournment proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF Foothills Bancorp

The following table sets forth, as of September 6, 2018, information with respect to the beneficial ownership of Foothills Bancorp’s common stock by its directors, by its executive officers and by all of its directors and executive officers as a group, as well as information regarding each other person that Foothills Bancorp believes owns in excess of 5% of the outstanding shares of common stock. Unless otherwise noted below, we believe that each person named in the table has or will have the sole voting and sole investment power with respect to the shares of Foothills Bancorp common stock reported as owned by such person.

	Number of Shares of Common Stock Beneficially Owned(1)	Percent of Shares of Foothills Bancorp Common Stock(2)
Directors
Ralph Lee Chambers, Jr.(3)	84,375	4.5%
Samuel D. Evans, MD(4)	39,500	2.2%
Joseph Y. Hamdi(5)	10,050	*
Mark W. Loudermilk(6)	95,625	5.1%
Denny J. Mayes(7)	59,250	3.2%
Dr. Jane Qualls McGuire(8)	138,453	7.2%
Herb J. Newton(9)	131,250	6.9%
David E. Pesterfield(10)	55,000	3.0%
E. Terry Webb(11)	75,000	4.0%
All directors as a group	688,503	36.7%

Executive Officers (who are not also directors)
Melissa G. Hodges(12)	20,600	1.1%
David R. Conner(13)	20,000	1.1%
Steven E. Kitts(14)	10,050	*
All directors and executive officers as a group (12 persons)	739,153	39.4%
*	Less than 1%.
(1)	Includes shares held directly with sole voting and investment power, unless otherwise indicated, and shares held indirectly in individual retirement accounts.
(2)	Percentages presented are based on 1,776,715 shares of Foothills Bancorp common stock outstanding and include the impact of exercised options as applicable.
(3)	Includes 39,375 vested options to purchase Foothills Bancorp common stock.
(4)	Includes 17,500 vested options to purchase Foothills Bancorp common stock.
(5)	Includes 4,000 vested options to purchase Foothills Bancorp common stock and 6,000 unvested options which will vest in connection with the merger.
(6)	Includes 45,500 vested options to purchase Foothills Bancorp common stock and 12,000 unvested options which will vest in connection with the merger.
(7)	Includes 26,250 vested options to purchase Foothills Bancorp common stock.
(8)	Includes 63,000 vested options to purchase Foothills Bancorp common stock.
(9)	Includes 70,000 shares of Foothills Bancorp common stock that Mr. Newton owns jointly with his wife and 61,250 vested options to purchase Foothills Bancorp common stock.
(10)	Includes 6,250 shares of Foothills Bancorp common stock that Mr. Pesterfield owns jointly with his children, 26,000 shares owned jointly with his wife, and 22,750 vested options to purchase Foothills Bancorp common stock.
(11)	Includes 25,500 shares of Foothills Bancorp common stock that Mr. Webb owns jointly with his wife, and 35,000 vested options to purchase Foothills Bancorp common stock.
(12)	Includes 10,000 vested options to purchase Foothills Bancorp common stock.
(13)	Includes 14,000 vested options to purchase Foothills Bancorp common stock and 6,000 unvested options which will vest in connection with the merger.
(14)	Includes 4,000 vested options to purchase Foothills Bancorp common stock and 6,000 unvested options which will vest in connection with the merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SMARTFINANCIAL

The following table sets forth information known to SmartFinancial with respect to beneficial ownership of SmartFinancial’s common stock as of September 6, 2018 for (i) each director and nominee, (ii) each holder of 5.0% or greater of SmartFinancial’s common stock, (iii) SmartFinancial’s executive officers, and (iv) all executive officers and directors as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of SmartFinancial, Inc., 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919.

	Number of SmartFinancial Shares Owned	Right to Acquire(3)	% of Beneficial Ownership As of September 6, 2018(4)(5)
Directors(1,2)
Victor L. Barrett	172,000	0	1.35%
Monique P. Berke	4,513	1,025	*
Bill Carroll	27,468	0	*
Billy Carroll	122,766	0	*
Clifton Miller	126,108	0	*
Ted C. Miller	117,458	0	*
David A. Ogle	262,747	0	2.06%
Steven B. Tucker	48,817	11,333	*
Wesley M. Welborn	99,290	7,788	*
Keith E. Whaley, O.D.	76,742	0	*
J. Beau Wicks	40,364	2,266	*
Geoffrey A. Wolpert	193,682	0	1.52%
All directors as a group	1,291,955	22,412	10.31%

Executive Officers (who are also not directors)
Gregory L. Davis	28,031	0	*
Nathaniel F. Hughes	46,162	29,960	*
Rhett D. Jordan	10,042	0	*
C. Bryan Johnson	9,250	0	*
Gary W. Petty	148	18,403	*
William Yoder	42,231	0	*
All directors and executive officers as a group (18 persons)	1,427,819	70,775	11.76%
*	Less than 1%
(1)	Each person is the record owner of and has voting power and investment power with respect to his or her shares. Additionally, the address for each person listed is 5401 Kingston Pike, Suite 600, Knoxville, Tennessee 37919.
(2)	As of January 1 2018, the following individuals have pledged the following amounts of their common shares beneficially owned to secure lines of credit or other indebtedness: Mr. Billy Carroll 15,750 shares and Mr. Ogle 39,150.
(3)	Includes shares that may be acquired within the next 60 days as of September 6, 2018, by exercising vested stock options but does not include any unvested stock options.
(4)	For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group and the current and prospective directors and executive officers as a group, these percentages are determined by assuming that each director or executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 12,748,397 shares of SmartFinancial common stock outstanding on September 6, 2018.
(5)	Number of shares outstanding includes unvested shares of restricted stock.

LEGAL MATTERS

The validity of the shares of SmartFinancial common stock to be issued in connection with the merger will be passed upon for SmartFinancial by Butler Snow. Certain matters pertaining to the federal income tax consequences of the merger will be passed upon by Butler Snow and Baker Donelson.

EXPERTS

The consolidated financial statements of SmartFinancial, Inc. as of December 31, 2017 and 2016, and for the years then ended, have been incorporated by reference herein and in the registration statement of which this proxy statement/prospectus is a part in reliance upon the report of Mauldin & Jenkins, LLC, independent public accounting firm, and upon authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

SmartFinancial shareholders who, in accordance with SEC Rule 14a-8, wish to present proposals for inclusion in the SmartFinancial proxy statement and form of proxy for the 2019 annual meeting must submit their proposals so that they are received by SmartFinancial at its principal executive offices, addressed to our Corporate Secretary, no later than December 10, 2018. Shareholder proposals not submitted for inclusion in next year’s proxy statement and form of proxy, but instead sought to be presented directly at the 2019 annual meeting of shareholders, may be brought before the annual meeting so long as SmartFinancial receives notice of the proposal, addressed to the Corporate Secretary, at its principal executive offices, no later than December 10, 2018. If received after such date, such proposals will be considered untimely.

WHERE YOU CAN FIND MORE INFORMATION

SmartFinancial has filed with the SEC, a registration statement under the Securities Act, as amended, that registers the issuance of the shares of SmartFinancial common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of SmartFinancial in addition to being a proxy statement for Foothills Bancorp shareholders. The registration statement, including this proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about SmartFinancial and SmartFinancial common stock.

SmartFinancial also files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as SmartFinancial, who file electronically with the SEC. The address of the website is www.sec.gov. The reports and other information filed by SmartFinancial with the SEC are also available at SmartFinancial’s website at www.smartbank.com or by contacting SmartFinancial’s Investor Relations Department at (423) 385-3009. The web addresses of the SEC and SmartFinancial are included as inactive textual references only. Information on those web sites is not part of this proxy statement/prospectus.

You should rely only on the information contained in this proxy statement/prospectus. Neither SmartFinancial nor Foothills Bancorp has authorized anyone to give any information or make any representation about the merger, SmartFinancial, or Foothills Bancorp that is different from, or in addition to, that contained in this document. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

INDEX TO SMARTFINANCIAL FINANCIAL INFORMATION

The following consolidated financial statements of SmartFinancial and notes thereto, together with the related report of SmartFinancial’s independent registered public accounting firm appear on the pages specified below:

Smartfinancial, Inc. and Subsidiary
Consolidated Balance Sheets

	Unaudited June 30, 2018	December 31, 2017
ASSETS
Cash and due from banks	$66,243,037	$64,097,287
Interest-bearing deposits at other financial institutions	101,992,073	41,965,597
Federal funds sold	2,000,000	6,964,000
Total cash and cash equivalents	170,235,110	113,026,884

Securities available-for-sale, at fair value	156,577,182	151,944,567
Restricted investments, at cost	8,272,600	6,430,700
Loans, net of allowance for loan losses of $7,073,937 at June 30, 2018 and $5,860,291 at December 31, 2017	1,568,360,556	1,317,397,909
Bank premises and equipment, net	52,202,992	43,000,249
Foreclosed assets	3,524,239	3,254,392
Goodwill and core deposit intangible, net	68,449,478	50,836,840
Cash surrender value of life insurance	21,944,300	21,646,894
Other assets	12,665,515	13,232,247
Total assets	$2,062,231,972	$1,720,770,682

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing demand deposits	$301,317,854	$220,520,287
Interest-bearing demand deposits	246,942,432	231,643,508
Money market and savings deposits	632,518,003	543,644,830
Time deposits	535,879,278	442,774,094
Total deposits	1,716,657,567	1,438,582,719

Securities sold under agreement to repurchase	18,635,215	24,054,730
Federal Home Loan Bank advances and other borrowings	72,040,028	43,600,000
Accrued expenses and other liabilities	7,412,585	8,681,393
Total liabilities	1,814,745,395	1,514,918,842

Shareholders' equity:
Preferred stock - $1 par value; 2,000,000 shares authorized; None issued and outstanding as of June 30, 2018 and December 31, 2017	—	—
Common stock - $1 par value; 40,000,000 shares authorized; 12,704,581 and 11,152,561 shares issued and outstanding in 2018 and 2017, respectively	12,704,581	11,152,561
Additional paid-in capital	208,512,862	174,008,753
Retained earnings	29,234,901	21,888,575
Accumulated other comprehensive loss	(2,965,767)	(1,198,049)
Total shareholders' equity	247,486,577	205,851,840

Total liabilities and shareholders' equity	$2,062,231,972	$1,720,770,682

The Notes to Consolidated Financial Statements are an integral part of these statements.

Smartfinancial, Inc. and Subsidiary
Consolidated Statements of Income (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
INTEREST INCOME
Loans, including fees	$21,652,221	$10,747,217	$39,880,101	$20,962,823
Securities and interest-bearing deposits at other financial institutions	1,197,577	692,223	2,246,933	1,353,043
Federal funds sold and other earning assets	143,586	78,049	244,404	150,946
Total interest income	22,993,384	11,517,489	42,371,438	22,466,812
INTEREST EXPENSE
Deposits	3,237,891	1,241,551	5,639,354	2,339,089
Securities sold under agreements to repurchase	10,913	15,588	23,408	31,539
Federal Home Loan Bank advances and other borrowings	206,558	11,682	359,334	27,156
Total interest expense	3,455,362	1,268,821	6,022,096	2,397,784
Net interest income before provision for loan losses	19,538,022	10,248,668	36,349,342	20,069,028
Provision for loan losses	616,602	298,033	1,305,397	310,482
Net interest income after provision for loan losses	18,921,420	9,950,635	35,043,945	19,758,546
NONINTEREST INCOME
Customer service fees	556,891	290,626	1,134,894	555,299
Loss on sale of securities	(1,200)	—	(1,200)	—
Gain on sale of loans and other assets	321,584	405,418	646,928	680,583
Interchange and debit card transaction fees	121,219	223,329	266,754	415,722
Other noninterest income	578,715	332,634	985,025	542,674
Total noninterest income	1,577,209	1,252,007	3,032,401	2,194,278
NONINTEREST EXPENSES
Salaries and employee benefits	7,648,556	4,757,618	14,824,901	9,404,367
Net occupancy and equipment expense	1,521,687	962,593	3,055,100	1,941,052
Depository insurance	317,409	60,987	419,213	214,286
Sale of foreclosed assets and related expense	239,634	11,508	429,061	25,585
Advertising	214,632	129,398	399,107	293,659
Data processing	600,448	475,343	1,126,756	808,558
Professional services	918,135	473,351	1,816,495	1,043,192
Amortization of intangible assets	228,866	61,071	416,623	113,648
Service contracts	491,774	312,905	970,381	608,534
Merger expenses	1,122,976	419,992	1,620,716	419,992
Other operating expenses	1,968,249	1,163,896	3,416,505	2,116,265
Total noninterest expenses	15,272,366	8,828,662	28,494,858	16,989,138
Income before income tax expense	5,226,263	2,373,980	9,581,488	4,963,686
Income tax expense	1,294,707	725,694	2,235,162	1,671,548
Net income	3,931,556	1,648,286	7,346,326	3,292,138
Preferred stock dividends	—	—	—	195,000
Net income available to common shareholders	$3,931,556	$1,648,286	$7,346,326	$3,097,138
EARNINGS PER COMMON SHARE
Basic	$0.32	$0.20	$0.63	$0.39
Diluted	0.32	0.20	0.62	0.39
Weighted average common shares outstanding
Basic	12,201,185	8,216,567	11,708,746	7,872,609
Diluted	12,320,498	8,325,538	11,822,497	7,977,282

The Notes to Consolidated Financial Statements are an integral part of these statements.

Smartfinancial, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three Months Ended June 30,
	2018	2017
Net income available to common shareholders	$3,931,556	$1,648,286
Other comprehensive (loss) income, net of tax:
Unrealized holding gains (losses) on securities arising during the period, net of tax (benefit) expense of $(134,439) and $270,461 in 2018 and 2017, respectively	(397,244)	435,890
Reclassification adjustment for losses included in net income, net of tax (benefit) of $(280) and $0 in 2018 and 2017, respectively	920	—
Total other comprehensive (loss) income	(396,324)	435,890
Comprehensive income	$3,535,232	$2,084,176
	Six Months Ended June 30,
	2018	2017
Net income available to common shareholders	$7,346,326	$3,292,138
Other comprehensive income, net of tax:
Unrealized holding gains arising during the period, net of tax (benefit) expense of $(580,433) and $468,293 in 2018 and 2017, respectively	(1,768,638)	754,724
Reclassification adjustment for losses included in net income, net of tax (benefit) of $(280) and $0 in 2018 and 2017, respectively	920	—
Total other comprehensive (loss) income	(1,767,718)	754,724
Comprehensive income	$5,578,608	$4,046,862

The Notes to Consolidated Financial Statements are an integral part of these statements.

Smartfinancial, Inc. and Subsidiary
Consolidated Statement of Changes in Shareholders' Equity - (Unaudited)
For the Six Months Ended June 30, 2018 and 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE, December 31, 2017	$11,152,561	$174,008,753	$21,888,575	$(1,198,049)	$205,851,840

Net income	—	—	7,346,326	—	7,346,326

Other comprehensive loss	—	—	—	(1,767,718)	(1,767,718)

Shares issued to shareholders of TN Bancshares, Inc., net	1,458,981	33,272,941	—	—	34,731,922

Issuance of stock grants	394	8,668	—	—	9,062

Exercise of stock options	92,645	978,272	—	—	1,070,917

Stock compensation expense	—	244,228	—	—	244,228

BALANCE, June 30, 2018	$12,704,581	$208,512,862	$29,234,901	$(2,965,767)	$247,486,577
	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCE, December 31, 2016	$12,000	$5,896,033	$83,463,051	$16,871,296	$(1,002,240)	$105,240,140

Net income	—	—	—	3,292,138	—	3,292,138

Other comprehensive income	—	—	—	—	754,724	754,724

Issuance of common stock	—	1,840,000	31,094,676	—	—	32,934,676

Issuance of stock grants	—	1,511	30,280	—	—	31,791

Exercise of stock options	—	481,717	4,143,295	—	—	4,625,012

Cash dividends on preferred stock	—	—	—	(195,000)	—	(195,000)

Redemption of preferred stock	(12,000)	—	(11,988,000)	—	—	(12,000,000)

Stock option compensation expense	—	—	50,530	—	—	50,530

BALANCE, June 30, 2017	—	$8,219,261	$106,793,832	$19,968,434	$(247,516)	$134,734,011

The Notes to Consolidated Financial Statements are an integral part of these statements.

Smartfinancial, Inc. and Subsidiary
Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,346,326	$3,292,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,907,969	1,165,930
Provision for loan losses	1,305,397	310,482
Stock option compensation expense	244,228	50,530
Loss from redemption of securities	1,200	—
Net gains from sale of loans and other assets	(646,928)	(680,583)
Net losses from sale of foreclosed assets	371,734	15,064
Changes in other assets and liabilities:
Accrued interest receivable	(250,228)	18,144
Accrued interest payable	48,400	13,117
Other assets and liabilities	1,869,609	1,457,176
Net cash provided by operating activities	12,197,707	5,641,998

CASH FLOWS FROM INVESTING ACTIVITIES, net of acquisitions
Proceeds from sales, maturities, and paydowns of securities available-for-sale	34,524,629	10,062,386
Purchase of securities	(17,239,649)	(12,507,860)
Purchase of bank owned life insurance	—	(10,070,914)
Purchase of restricted investments	(1,377,600)	(452,750)
Net cash and cash equivalents received (paid) in business combination	5,653,304	(1,049,878)
Loan originations and principal collections, net	(73,194,598)	(27,248,001)
Purchase of bank premises and equipment	(992,045)	(1,226,898)
Proceeds from sale of foreclosed assets	2,126,213	41,636
Net cash used in investing activities	(50,499,746)	(42,452,279)

CASH FLOWS FROM FINANCING ACTIVITIES, net of acquisitions
Net increase in deposits	75,409,773	47,682,310
Net decrease in securities sold under agreements to repurchase	(5,419,515)	(3,676,000)
Issuance of common stock	1,079,979	37,591,479
Redemption of preferred stock	—	(12,000,000)
Payment of dividends on preferred stock	—	(195,000)
Proceeds from Federal Home Loan Bank advances and other borrowings	127,040,028	79,268,072
Repayment of Federal Home Loan Bank advances and other borrowings	(102,600,000)	(97,773,462)
Net cash provided by financing activities	95,510,265	50,897,399
NET INCREASE IN CASH AND CASH EQUIVALENTS	57,208,226	14,087,118
CASH AND CASH EQUIVALENTS, beginning of year	113,026,884	68,748,308
CASH AND CASH EQUIVALENTS, end of period	$170,235,110	$82,835,426

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest	$5,973,696	$2,374,250
Cash paid during the period for income taxes	713,000	1,366,172

NONCASH INVESTING AND FINANCING ACTIVITIES
Change in unrealized losses on securities available for sale	$2,347,870	$(1,223,017)
Acquisition of real estate through foreclosure	2,350,853	39,517
Financed sales of foreclosed assets	257,416	—
Change in goodwill due to acquisition	15,739,261	—

The Notes to Consolidated Financial Statements are an integral part of these statements.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. Presentation of Financial Information

Nature of Business:

SmartFinancial, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, SmartBank (the “Bank”). The Company provides a variety of financial services to individuals and corporate customers through its offices in eastern Tennessee, Alabama, Florida, and Georgia. The Company’s primary deposit products are interest-bearing demand deposits and time deposits. Its primary lending products are commercial, residential, and consumer loans. On May 22, 2017, the Company along with the Bank entered into an agreement and plan of merger with Capstone Bancshares, Inc., an Alabama corporation and Capstone Bank, an Alabama-chartered commercial bank and wholly owned subsidiary of Capstone Bancshares, Inc. which became effective on November 1, 2017. On December 12, 2017, the Company along with the Bank entered into an agreement and plan of merger with Tennessee Bancshares, Inc., a Tennessee corporation and Southern Community Bank, a Tennessee-chartered commercial bank and wholly owned subsidiary of Tennessee Bancshares which became effective on May 1, 2018.

Interim Financial Information (Unaudited):

The financial information in this report for June 30, 2018 and June 30, 2017 has not been audited. The information included herein should be read in conjunction with the Company’s annual consolidated financial statements and footnotes included in the Company's most recent Annual Report on Form 10-K. The consolidated financial statements presented herein conform to U.S. generally accepted accounting principles and to general industry practices. In the opinion of SmartFinancial’s management, the accompanying interim financial statements contain all material adjustments necessary to present fairly the financial condition, the results of operations, and cash flows for the interim period. Results for interim periods are not necessarily indicative of the results to be expected for a full year.

Basis of Presentation and Accounting Estimates:

All adjustments consisting of normal recurring accruals, that in the opinion of management, are necessary for a fair presentation of the financial position and the results of operations for the periods covered by the report have been included. The accompanying unaudited consolidated financial statements and related notes should be read in conjunction with those appearing in the most recent Annual Report previously filed on Form 10-K.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the U.S, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets and deferred taxes, other-than-temporary impairments of securities, and the fair value of financial instruments.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Company’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. Presentation of Financial Information Continued

agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Accounting Changes:

We adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” and its related amendments as of January 1, 2018 utilizing the modified retrospective approach. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue; as such, a cumulative effect adjustment to opening retained earnings was not deemed necessary. Since the guidance does not apply to revenue associated with financial instruments, including loans and securities that are accounted for under other GAAP, the new guidance did not have a material impact on revenue most closely associated with financial instruments, including interest income and expense. The Company completed its overall assessment of revenue streams and review of related contracts potentially affected by the ASU, including, deposit related fees, interchange fees, merchant income, and insurance and brokerage commissions. Based on this assessment, the Company concluded that ASU 2014-09 did not materially change the method in which the Company currently recognizes revenue for these revenue streams.

Under ASU 2014-09, we adopted new policies related to revenue recognition. In general, for revenue not associated with financial instruments, guarantees and lease contracts, we apply the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when performance obligation is satisfied. Our contracts with customers are generally short term in nature, typically due within one year or less or cancellable by us or our customer upon a short notice period. Performance obligations for our customer contracts are generally satisfied at a single point in time, typically when the transaction is complete, or over time. For performance obligations satisfied over time, we primarily use the output method, directly measuring the value of the products/services transferred to the customer, to determine when performance obligations have been satisfied. We typically receive payment from customers and recognize revenue concurrent with the satisfaction of our performance obligations. In most cases, this occurs within a single financial reporting period. For payments received in advance of the satisfaction of performance obligations, revenue recognition is deferred until such time the performance obligations have been satisfied. In cases where we have not received payment despite satisfaction of our performance obligations, we accrue an estimate of the amount due in the period our performance obligations have been satisfied. For contracts with variable components, only amounts for which collection is probable are accrued. We generally act in a principal capacity, on our own behalf, in most of our contracts with customers. In such transactions, we recognize revenue and the related costs to provide our services on a gross basis in our financial statements. In some cases, we act in an agent capacity, deriving revenue through assisting other entities in transactions with our customers. In such transactions, we recognized revenue and the related costs to provide our services on a net basis in our financial statements. These transactions relate to our customers' use of various interchange and ATM/debit card networks.

Based on our underlying contracts, ASU 2014-09 requires us to report network costs associated with debit card and ATM transactions netted against the related fees from such transactions. Previously, such network costs were reported as a component of other noninterest expense. For the three and six months periods ended June 30, 2018, gross interchange and debit card transaction fees totaled $401 thousand and $733 thousand, respectively while related network costs totaled $280 thousand and $467 thousand, respectively. On a net basis, we reported $121 thousand and $267 thousand as interchange and debit card transaction fees in the accompanying Consolidated Statement of Income for the three and six months periods ended June 30, 2018.

For the three and six months periods ended June 30, 2017, we reported interchange and debit card transaction fees totaling $223 thousand and $416 thousand, respectively on a gross basis in the accompanying Consolidated Statement of Income while related network costs totaling $140 thousand and $227 thousand, respectively were reported in other operating expenses included as a component of other noninterest expense.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. Presentation of Financial Information Continued

ASU 2016-01 “Financial Instruments - Overall (Subtopic 825-10): Recognition of Financial Assets and Financial Liabilities”, (“ASU 2016-01”) makes targeted amendments to the guidance for recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 requires equity investments, other than equity method investments, to be measured at fair value with changes in fair value recognized in net income. The ASU requires a cumulative-effect adjustment to retained earnings as of the beginning of the reporting period of adoption to reclassify the cumulative change in fair value of equity securities previously recognized in Accumulated Other Comprehensive Income. ASU 2016-01 became effective for the Company on January 1, 2018 and there was no adjustment to retained earnings. ASU 2016-01 also emphasizes the existing requirement to use exit prices to measure fair value for disclosure purposes and clarifies that entities should not make use of a practicability exception in determining the fair value of loans. Accordingly, we refined the calculation used to determine the disclosed fair value of our loans held for investment portfolio as part of adopting this standard. The refined calculation is disclosed Note 6 - Fair Value Disclosures.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income; (“ASU 2018-02”). ASU 2018-02 amends ASC Topic 220 and allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act (“Tax Reform Act”). Consequently, this amendment eliminates the stranded tax effects resulting from the Tax Reform Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only related to the reclassification of the income tax effects of the Tax Reform Act, the underlying guidance that requires that the effects of the change in tax laws or rates be included in income from continuing operations is not affected. The guidance is effective for public companies for annual periods beginning on or after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. This amendment should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in U.S. federal corporate income tax rate in the Tax Reform Act is recognized. The Company early adopted this amendment in the fourth quarter of 2017 and reclassified $197 thousand from accumulated other comprehensive income to retained earnings for the stranded tax effects resulting from the Tax Reform Act.

Recently Issued Accounting Pronouncements:

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements for the year ended December 31, 2017 as filed with the Securities and Exchange Commission. The following is a summary of recent authoritative pronouncements not yet effective that could impact the accounting, reporting, and/or disclosure of financial information by the Company issued since December 31, 2017.

In February 2016, the FASB issued guidance that requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability in ASU 2016-2: Leases (Topic 842). For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new guidance will be effective for public business entities for annual periods beginning after December 15, 2018 including interim periods within those fiscal years. The Company has several lease agreements, such as branch locations, which are currently considered operating leases, and therefore, not recognized on the Company’s consolidated statements of condition. The Company expects the new guidance will require these lease agreements to be recognized on the consolidated statements of condition as a right-of-use asset and a corresponding lease liability. Therefore, the Company’s preliminary evaluation indicates the provisions of ASU No. 2016-02 are expected to impact the Company’s consolidated statements of condition, along with our regulatory capital ratios.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. Presentation of Financial Information Continued

However, the Company continues to evaluate the extent of potential impact the new guidance will have on the Company’s consolidated financial statements. The Company is in the process of identifying a complete inventory of arrangements containing a lease and accumulating the lease data necessary to apply the amended guidance.

In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842) Land Easement Practical Expedient Transition to Topic 842 , an amendment to ASU 2016-2: Leases. The amendments in this Update permit an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. An entity that elects this practical expedient should apply the practical expedient consistently to all of its existing or expired land easements that were not previously accounted for as leases under Topic 840. Once an entity adopts Topic 842, it should apply that Topic prospectively to all new (or modified) land easements to determine whether the arrangement should be accounted for as a lease. An entity that does not elect this practical expedient should evaluate all existing or expired land easements in connection with the adoption of the new lease requirements in Topic 842 to assess whether they meet the definition of a lease. An entity should continue to apply its current accounting policy for accounting for land easements that existed before the entity’s adoption of Topic 842. For example, if an entity currently accounts for certain land easements as leases under Topic 840, it should continue to account for those land easements as leases before its adoption of Topic 842. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Update 2016-02, for which the company is currently evaluating the impact.

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU changed the credit loss model on financial instruments measured at amortized cost, available for sale securities and certain purchased financial instruments. Credit losses on financial instruments measured at amortized cost will be determined using a current expected credit loss model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. Purchased financial assets with more-than-insignificant credit deterioration since origination (“PCD assets” which are currently named “PCI Loans”) measured at amortized cost will have an allowance for credit losses established at acquisition as part of the purchase price. Subsequent increases or decreases to the allowance for credit losses on PCD assets will be recognized in the income statement. Interest income should be recognized on PCD assets based on the effective interest rate, determined excluding the discount attributed to credit losses at acquisition. Credit losses relating to available-for-sale debt securities will be recognized through an allowance for credit losses. The amount of the credit loss is limited to the amount by which fair value is below amortized cost of the available-for-sale debt security. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years for the Company and other SEC filers. Early adoption is permitted and if early adopted, all provisions must be adopted in the same period. The amendments should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the period adopted. A prospective approach is required for securities with other than temporary impairment recognized prior to adoption.

The Company is continuing its implementation efforts through its Company-wide implementation team. The implementation team meets periodically to discuss the latest developments and ensure progress is being made. The team also keeps current on evolving interpretations and industry practices related to ASU 2016-13 via webcasts, publications, conferences, and peer bank meetings. The team continues to evaluate and validate data resources and different loss methodologies. The Company’s preliminary evaluation indicates the provisions of ASU No. 2016-13 are expected to impact the Company’s consolidated financial statements, in particular an increase to the level of the reserve for credit losses. However, the Company continues to evaluate the extent of the potential impact.

In January 2017, FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the subsequent measurement of goodwill and eliminates

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. Presentation of Financial Information Continued

Step 2 from the goodwill impairment test. The Company should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. The impairment charge is limited to the amount of goodwill allocated to that reporting unit. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In March 2017, FASB issued ASU No. 2017-08, Receivables - Nonrefundable Fees and Other Costs (Topic 310-20): Premium Amortization on Purchased Callable Debt Securities. The ASU shortens the amortization period for certain callable debt securities held at a premium. The premium on individual callable debt securities shall be amortized to the earliest call date. This guidance does not apply to securities for which prepayments are estimated on a large number of similar loans where prepayments are probable and reasonably estimable. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. This update should be adopted on a modified retrospective basis with a cumulative-effect adjustment to retained earnings on the date of adoption. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, which amends the hedge accounting recognition and presentation requirements in Accounting Standards Codification (ASC) 815, Derivatives and Hedging. The goals of the ASU are to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers. The amendments will be effective for the Company for interim and annual periods beginning after December 15, 2018. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

As part of its Simplification Initiative, the FASB has issued (ASU) No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU No. 2018-07 expands the scope of Topic 718, Compensation-Stock Compensation (which previously only included payments to employees), to include share-based payment transactions for acquiring goods and services from non-employees. This required entities to apply the requirements of Topic 718 to non-employee awards, except for specific guidance on inputs to an option pricing model and the attribution of cost (i.e., the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). Additionally, the amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in the grantor’s own operations by issuing share-based payment awards, and clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer, or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments are effective for fiscal years beginning after December 15, 2018, and for the interim periods within those years. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

Reclassifications:

Certain captions and amounts in the 2017 consolidated financial statements were reclassified to conform to the 2018 presentation and these reclassifications had no impact on net income or equity as previously reported.

Earnings per common share:

Basic earnings per common share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance (excluding tax

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. Presentation of Financial Information Continued

impact). Potential common shares that may be issued by the Company relate solely to outstanding stock options, determined using the treasury stock method, and restricted stock awards, determined by the fair value of the Company's stock on date of grant.

Note 2. Business Combination

Acquisition of branch from Atlantic Capital Bank, N.A.

On December 8, 2016, the Bank entered into a purchase and assumption agreement with Atlantic Capital Bank, N.A. that provided for the acquisition and assumption by the Bank of certain assets and liabilities associated with Atlantic Capital Bank’s branch office located at 3200 Keith Street NW, Cleveland, Tennessee 37312. The purchase was completed on May 19, 2017 for total cash consideration of $1.2 million. The assets and liabilities as of the effective date of the transaction were recorded at their respective estimated fair values. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill. In the periods following the acquisition, the financial statements will include the results attributable to the Cleveland branch purchase beginning on the date of purchase. For the three and six months period ended June 30, 2018, the revenues attributable to the Cleveland branch were $381 thousand and $754 thousand, respectively. For the three and six months period ended June 30, 2018, net income attributable to the Cleveland branch was a net income of $105 thousand and net income of $194 thousand, respectively. It is impracticable to determine the pro-forma impact to the 2017 revenues and net income if the acquisition had occurred on January 1, 2017 as the Company does not have access to those records for a single branch.

The following table details the financial impact of the transaction, including the allocation of the purchase price to the fair values of net assets assumed and goodwill recognized:

Allocation of Purchase Price (in thousands)
Total consideration in cash	$1,183
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	133
Loans	24,073
Premises and equipment	2,839
Core deposit intangible	310
Prepaid and other assets	77
Deposits	(26,888)
Payables and other liabilities	(21)
Total fair value of net assets acquired	523
Goodwill	$660

As of June 30, 2018 there have not been any changes to the initial fair values recorded as part of the business combination.

Acquisition of Capstone Bancshares, Inc.

On May 22, 2017, the shareholders of the Company approved a merger with Capstone Bancshares, Inc. (“Capstone”), the one bank holding company of Capstone Bank, which became effective November 1, 2017. Capstone shareholders received either: (a) 0.85 shares of common stock, (b) $18.50 in cash, or (c) a combination of 80% common stock and 20% cash. Elections were limited by the requirement that 80% of the total shares of Capstone common stock be exchanged for common stock and 20% be exchanged for cash. Therefore, the allocation of common stock and cash that a Capstone shareholder received depended on the elections of other Capstone shareholders, and were allocated in accordance with the procedures set forth in the merger agreement. Capstone shareholders also received cash instead of any fractional shares they would have otherwise received in the merger.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Business Combination Continued

After the merger, shareholders of SmartFinancial owned approximately 74% of the outstanding common stock of the combined entity on a fully diluted basis, after taking into account the exchange ratio.

The merger is being accounted for using the acquisition method of accounting, in accordance with the provisions of FASB ASC 805-10 Business Combinations. Under this guidance, for accounting purposes, the Company is considered the acquirer in the merger, and as a result the historical financial statements of the combined entity are the historical consolidated financial statements of the Company.

The merger was effected by the issuance of shares of SmartFinancial stock along with cash consideration to shareholders of Capstone. The assets and liabilities of Capstone as of the effective date of the merger were recorded at their respective estimated fair values and combined with those of SmartFinancial. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill. Goodwill from the transaction was $38.0 million, none of which is deductible for income tax purposes.

In periods following the merger, the financial statements of the combined entity will include the results attributable to Capstone beginning on the date the merger was completed. In the three and six month period ended June 30, 2018, the revenues attributable to Capstone were approximately $7.6 million and $14.5 million. In the three and six month period ended June 30, 2018, the net income attributable to Capstone was approximately $3.4 million and $6.0 million, respectively.

The pro-forma impact to 2017 revenues if the merger had occurred on December 31, 2016 would have been $6.2 million and $12.5 million for the three and six month period ending June 30, 2017, respectively. The pro-forma impact to 2017 net income if the merger had occurred on December 31, 2016 would have been $237 thousand and $473 thousand for the three and six month period ending June 30, 2017, respectively. While certain adjustments were made for the estimated impact of certain fair value adjustments, they are not indicative of what would have occurred had the merger taken place on the indicated date nor are they intended to represent or be indicative of future results of operations. In particular, no adjustments have been made to eliminate the amount of Capstone's provision for credit losses not have been necessary or any adjustments to estimate any additional income that would have been recorded as a result of fair value adjustments for the first six months of 2017 that may have occurred had the acquired loans been recorded at fair value as of the beginning of 2017. In addition there are no adjustments to reflect any expenses that potentially could have been reduced for the first six months of 2017 had the merger occurred on December 31, 2016. There were $4.6 million in nonrecurring pro forma adjustments to expense included in the reported proforma revenue and earnings.

The fair value estimates of Capstone’s assets and liabilities recorded are preliminary and subject to refinement as additional information becomes available. Under current accounting principles, the Company’s estimates of fair values may be adjusted for a period of up to one year from the acquisition date. As of June 30, 2018 there was a $11 thousand adjustment to reduce fair values initially recorded as part of the business combination.

The following table details the financial impact of the merger, including the calculation of the purchase price, the allocation of the purchase price to the fair values of net assets assumed, and goodwill recognized:

Calculation of Purchase Price
Shares of SMBK common stock issued to Capstone shareholders as of November 1, 2017	2,908,094
Market price of SMBK common stock on November 1, 2017	$23.49
Estimated fair value of SMBK common stock issued (in thousands)	68,311
Estimated fair value of Capstone stock options (in thousands)	1,585
Cash consideration paid	15,826
Total consideration (in thousands)	$85,722

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Business Combination Continued

Allocation of Purchase Price (in thousands)
Total consideration above	$85,722
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	16,810
Investment securities available for sale	51,638
Restricted investments	1,049
Loans	413,023
Premises and equipment	8,668
Bank owned life insurance	10,031
Core deposit intangible	5,530
Other real estate owned	410
Prepaid and other assets	6,360
Deposits	(454,154)
FHLB advances and other borrowings	(4,887)
Payables and other liabilities	(6,803)
Total fair value of net assets acquired	47,675
Goodwill	$38,047

Acquisition of Tennessee Bancshares, Inc.

On May 1, 2018, the Company completed its merger with Tennessee Bancshares, Inc., a Tennessee corporation (“Tennessee Bancshares”), pursuant to an Agreement and Plan of Merger dated December 12, 2017 (the “Tennessee Bancshares merger agreement”), by and among SmartFinancial, Tennessee Bancshares, and Southern Community Bank, a Tennessee-chartered commercial bank and wholly owned subsidiary of Tennessee Bancshares. Tennessee Bancshares merged with and into SmartFinancial, with SmartFinancial continuing as the surviving corporation. Immediately following the merger, Southern Community Bank merged with and into the Bank continuing as the surviving banking corporation.

Pursuant to the Tennessee Bancshares merger agreement, each outstanding share of Tennessee Bancshares common stock was converted into and cancelled in exchange for 0.8065 shares of SmartFinancial common stock.. SmartFinancial issued approximately 1,458,981 shares of SmartFinancial common stock as consideration for the merger. SmartFinancial did not issue fractional shares of its common stock in connection with the merger, but instead paid cash in lieu of fractional shares based on the volume weighted average closing price of SmartFinancial common stock on the Nasdaq Capital Market for the 10 consecutive trading days ending on (and including) April 27, 2018 (calculated as $23.92).

After the merger, shareholders of SmartFinancial owned approximately 88.6% of the outstanding common stock of the combined entity on a fully diluted basis, after taking into account the exchange ratio.

The merger with Tennessee Bancshares is being accounted for using the acquisition method of accounting, in accordance with the provisions of FASB ASC 805-10 Business Combinations. Under this guidance, for accounting purposes, the Company is considered the acquirer in the merger, and as a result the historical financial statements of the combined entity are the historical consolidated financial statements of the Company.

The merger was effected by the issuance of shares of SmartFinancial stock along with cash consideration to the fractional shareholders of Tennessee Bancshares, Inc. The assets and liabilities of Tennessee Bancshares as of the effective date of the merger were recorded at their respective estimated fair values and combined with those of SmartFinancial. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill. Goodwill from the transaction was $15.7 million, none of which is deductible for income tax purposes.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Business Combination Continued

In periods following the Tennessee Bancshares merger, the financial statements of the combined entity will include the results attributable to Southern Community Bank beginning on the date the merger was completed. In the three and six months period ended June 30, 2018, the revenues and net income attributable to Southern Community Bank were approximately $2.4 million and $800 thousand, respectively.

The pro-forma impact to 2017 revenues if the merger had occurred on December 31, 2016 would have been $3.7 million and $7.3 million for the three and six month period ending June 30, 2017, respectively. The pro-forma impact to 2017 net income if the merger had occurred on December 31, 2016 would have been $909 thousand and $1.8 million for the three and six month period ending June 30, 2017, respectively.

While certain adjustments were made for the estimated impact of certain fair value adjustments, they are not indicative of what would have occurred had the merger taken place on the indicated date nor are they intended to represent or be indicative of future results of operations. In particular, no adjustments have been made to eliminate the amount of Southern Community Bank's provision for credit losses not have been necessary or any adjustments to estimate any additional income that would have been recorded as a result of fair value adjustments for the first six months of 2017 that may have occurred had the acquired loans been recorded at fair value as of the beginning of 2017. In addition there are no adjustments to reflect any expenses that potentially could have been reduced for the first six months of 2017 had the merger occurred on December 31, 2016. There were $1.3 million nonrecurring pro forma adjustments to expense included in the reported proforma earnings.

The fair value estimates of Tennessee Bancshares assets and liabilities recorded are preliminary and subject to refinement as additional information becomes available. Under current accounting principles, the Company’s estimates of fair values may be adjusted for a period of up to one year from the acquisition date. As of June 30, 2018 there were no adjustments to fair values initially recorded as part of the business combination.

The following table details the financial impact of the merger, including the calculation of the purchase price, the allocation of the purchase price to the fair values of net assets assumed, and goodwill recognized:

Calculation of Purchase Price
Shares of SMBK common stock issued to TN Bancshares shareholders as of May 1, 2018	1,458,981
Market price of SMBK common stock on May 1, 2018	$23.85
Estimated fair value of SMBK common stock issued (in thousands)	34,797
Cash consideration paid	5
Total consideration (in thousands)	$34,802
Allocation of Purchase Price (in thousands)
Total consideration above	$34,802
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	5,723
Investment securities available for sale	24,563
Restricted investments	464
Loans	180,490
Premises and equipment	9,470
Core deposit intangible	2,290
Other real estate owned	674
Prepaid and other assets	2,258
Deposits	(202,272)
FHLB advances and other borrowings	(4,000)
Payables and other liabilities	(586)
Total fair value of net assets acquired	19,074
Goodwill	$15,728

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 3. Earnings per share

The following is a summary of the basic and diluted earnings per share for the three and six months ended June 30, 2018 and 2017.

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net income available to common shareholders	$3,931,556	$1,648,286	$7,346,326	$3,097,138
Weighted average common shares outstanding	12,201,185	8,216,567	11,708,746	7,872,609
Effect of dilutive stock options	119,313	108,971	113,751	104,673
Diluted shares	12,320,498	8,325,538	11,822,497	7,977,282
Basic earnings per common share	$0.32	$0.20	$0.63	$0.39
Diluted earnings per common share	$0.32	$0.20	$0.62	$0.39

For the three and six months ended June 30, 2018 and 2017, the effects of outstanding antidilutive stock options are excluded from the computation of diluted earnings per common share because the exercise price of such options is higher than the market price. There were no and 13,916 antidilutive stock options for the three and six months ended June 30, 2018 and 2017

Note 4. Securities

The amortized cost and fair value of securities available-for-sale at June 30, 2018 and December 31, 2017 are summarized as follows (in thousands):

	June 30, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises (GSEs)	$29,137	$—	$(1,009)	$28,128
Municipal securities	15,896	8	(320)	15,584
Other debt securities	976	—	(65)	911
Mortgage-backed securities (GSEs)	114,538	171	(2,755)	111,954
	$160,547	$179	$(4,149)	$156,577
	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises (GSEs)	$26,207	$1	$(432)	$25,776
Municipal securities	9,122	28	(147)	9,003
Other debt securities	974	—	(24)	950
Mortgage-backed securities (GSEs)	117,263	136	(1,184)	116,215
	$153,566	$165	$(1,787)	$151,944

At June 30, 2018 and December 31, 2017, securities with a fair value totaling approximately $113.5 million and $97.2 million, respectively were pledged to secure public funds and securities sold under agreements to repurchase.

For the three and six months ended June 30, 2018 and June 30, 2017, there were no available-for-sale securities sold. For the three and six months ended June 30, 2018, a security was called for less than the amortized cost resulting in a realized loss of $1,200.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 4. Securities Continued

The amortized cost and estimated fair value of securities at June 30, 2018, by contractual maturity for non-mortgage backed securities, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$—	$—
Due from one year to five years	21,554	20,901
Due from five years to ten years	13,995	13,366
Due after ten years	10,460	10,356
	46,009	44,623
Mortgage-backed securities	114,538	111,954
	$160,547	$156,577

The following tables present the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities available-for-sale have been in a continuous unrealized loss position, as of June 30, 2018 and December 31, 2017 (in thousands):

	As of June 30, 2018
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government- sponsored enterprises (GSEs)	$14,862	$(425)	$13,266	$(584)	$28,128	$(1,009)
Municipal securities	11,966	(182)	2,072	(138)	14,038	(320)
Other debt securities	—	—	911	(65)	911	(65)
Mortgage-backed securities (GSEs)	58,377	(1,654)	29,911	(1,101)	88,288	(2,755)
	$85,205	$(2,261)	$46,160	$(1,888)	$131,365	$(4,149)
	As of December 31, 2017
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government- sponsored enterprises (GSEs)	$1,358	$(1)	$13,420	$(431)	$14,778	$(432)
Municipal securities	3,418	(43)	2,112	(104)	5,530	(147)
Other debt securities	950	(24)	—	—	950	(24)
Mortgage-backed securities (GSEs)	61,332	(407)	35,048	(777)	96,380	(1,184)
	$67,058	$(475)	$50,580	$(1,312)	$117,638	$(1,787)

At June 30, 2018, the categories of temporarily impaired securities, and management’s evaluation of those securities, are as follows:

U.S. Government-sponsored enterprises: At June 30, 2018, 8 (or eight) investments in U.S. GSE securities had unrealized losses. These unrealized losses related principally to changes in market interest rates. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 4. Securities Continued

bases of the investments. Because the Bank does not intend to sell the investments and it is more likely than not that the Bank will not be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider these investments to be other-than temporarily impaired at June 30, 2018.

Municipal securities: At June 30, 2018, 21 (or twenty one) investments in obligations of municipal securities had unrealized losses. The Bank believes the unrealized losses on those investments were caused by the interest rate environment and do not relate to the underlying credit quality of the issuers. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider these investments to be other-than temporarily impaired at June 30, 2018.

Other debt securities: At June 30, 2018, 1 (or one) investment in other debt securities had unrealized losses. The Bank believes the unrealized loss on this investment was caused by the interest rate environment and does not relate to the underlying credit quality of the issuer. Because the Bank does not intend to sell the investment and it is not more likely than not that the Bank will be required to sell the investment before recovery of its amortized cost bases, which may be maturity, the Bank does not consider this investment to be other-than temporarily impaired at June 30, 2018.

Mortgage-backed securities: At June 30, 2018, 65 (or sixty five) investments in residential mortgage-backed securities had unrealized losses. This impairment is believed to be caused by the current interest rate environment. The contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Because the decline in market value is attributable to the current interest rate environment and not credit quality, and because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not deem these investments to be other-than-temporarily impaired at June 30, 2018.

Note 5. Loans and Allowance for Loan Losses

Portfolio Segmentation:

At June 30, 2018 and December 31, 2017, loans are summarized as follows (in thousands):

	June 30, 2018			December 31, 2017
	PCI Loans[1]	All Other Loans	Total	PCI Loans[1]	All Other Loans	Total
Commercial real estate	$18,474	$727,390	$745,864	$17,903	$625,085	$642,988
Consumer real estate	6,987	348,889	355,876	7,450	286,007	293,457
Construction and land development	5,690	173,741	179,431	5,120	130,289	135,409
Commercial and industrial	821	278,950	279,771	858	237,229	238,087
Consumer and other	686	13,807	14,493	1,463	11,854	13,317
Total loans	32,658	1,542,777	1,575,435	32,794	1,290,464	1,323,258
Less: Allowance for loan losses	(19)	(7,055)	(7,074)	(16)	(5,844)	(5,860)
Loans, net	$32,639	$1,535,722	$1,568,361	$32,778	$1,284,620	$1,317,398
[1]	Purchased Credit Impaired loans (“PCI loans”) are loans with evidence of credit deterioration at purchase.

For purposes of the disclosures required pursuant to the adoption of ASC 310, the loan portfolio was disaggregated into segments. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. There are five loan portfolio segments that include commercial real estate, consumer real estate, construction and land development, commercial and industrial, and consumer and other.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5. Loans and Allowance for Loan Losses Continued

The following describe risk characteristics relevant to each of the portfolio segments:

Commercial Real Estate: Commercial real estate loans include owner-occupied commercial real estate loans and loans secured by income-producing properties. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Consumer Real Estate: Consumer real estate loans include real estate loans secured by first liens, second liens, or open end real estate loans, such as home equity lines. These are repaid by various means such as a borrower's income, sale of the property, or rental income derived from the property. One to four family first mortgage loans are repaid by various means such as a borrower's income, sale of the property, or rental income derived from the property. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Construction and Land Development: Loans for real estate construction and development are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Commercial and Industrial: The commercial and industrial loan portfolio segment includes commercial, financial, agricultural, and municipal loans. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers' business operations.

Consumer and Other: The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, educational loans, and other loans which do not fall into the categories above. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

Credit Risk Management:

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Credit Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer real estate and consumer and other portfolio segments, the risk management process focuses on managing customers who become delinquent in their payments. For the other portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios, including a third party review of the largest credits on an annual basis or more frequently as needed. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur periodically to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by the Senior Credit Officer and the Directors Loan Committee.

The allowance for loan losses is a valuation reserve allowance established through provisions for loan losses charged against income. The allowance for loan losses, which is evaluated quarterly, is maintained at a level that management deems sufficient to absorb probable losses inherent in the loan portfolio. Loans deemed to be uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5. Loans and Allowance for Loan Losses Continued

amounts are credited to the allowance for loan losses. The allowance for loan losses is comprised of specific valuation allowances for loans evaluated individually for impairment and general allocations for pools of homogeneous loans with similar risk characteristics and trends.

The allowance for loan losses related to specific loans is based on management's estimate of potential losses on impaired loans as determined by (1) the present value of expected future cash flows; (2) the fair value of collateral if the loan is determined to be collateral dependent or (3) the loan's observable market price. The Company's homogeneous loan pools include commercial real estate loans, consumer real estate loans, construction and land development loans, commercial and industrial loans, and consumer and other loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors.

The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the impact of interest rate changes on portfolio risk and (7) effectiveness of the Company's loan policies, procedures and internal controls. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio adjusted for qualitative factors and the total dollar amount of the loans in the pool.

The composition of loans by loan classification for impaired and performing loan status at June 30, 2018 and December 31, 2017, is summarized in the tables below (in thousands):

	June 30, 2018
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$726,356	$347,893	$173,194	$278,431	$13,698	$1,539,572
Impaired loans	1,034	996	547	519	109	3,205
	727,390	348,889	173,741	278,950	13,807	1,542,777
PCI loans	18,474	6,987	5,690	821	686	32,658
Total	$745,864	$355,876	$179,431	$279,771	$14,493	$1,575,435
	December 31, 2017
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$624,638	$284,585	$129,742	$237,016	$11,842	$1,287,823
Impaired loans	447	1,422	547	213	12	2,641
	625,085	286,007	130,289	237,229	11,854	1,290,464
PCI loans	17,903	7,450	5,120	858	1,463	32,794
Total loans	$642,988	$293,457	$135,409	$238,087	$13,317	$1,323,258

The following tables show the allowance for loan losses allocation by loan classification for impaired, PCI, and performing loans as of June 30, 2018 and December 31, 2017 (in thousands):

	June 30, 2018
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$3,116	$1,491	$744	$1,145	$224	$6,720
PCI loans	19	—	—	—	—	19
Impaired loans	—	37	—	222	76	335
Total	$3,135	$1,528	$744	$1,367	$300	$7,074

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5. Loans and Allowance for Loan Losses Continued

	December 31, 2017
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$2,444	$1,340	$521	$890	$204	$5,399
PCI loans	16	—	—	—	—	16
Impaired loans	5	256	—	172	12	445
Total	$2,465	$1,596	$521	$1,062	$216	$5,860

The following tables detail the changes in the allowance for loan losses for the six month period ending June 30, 2018 and year ending December 31, 2017, by loan classification (in thousands):

	June 30, 2018
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Beginning balance	$2,465	$1,596	$521	$1,062	$216	$5,860
Loans charged off	(38)	(25)	—	(78)	(101)	(242)
Recoveries of loans charged off	—	50	5	56	40	151
Provision (reallocation) charged to expense	708	(93)	218	327	145	1,305
Ending balance	$3,135	$1,528	$744	$1,367	$300	$7,074
	December 31, 2017
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Beginning balance	$2,369	$1,382	$717	$520	$117	$5,105
Loans charged off	—	(111)	—	(24)	(141)	(276)
Recoveries of charge-offs	8	99	13	67	61	248
Provision (reallocation) charged to expense	88	226	(209)	499	179	783
Ending balance	$2,465	$1,596	$521	$1,062	$216	$5,860

A description of the general characteristics of the risk grades used by the Company is as follows:

Pass: Loans in this risk category involve borrowers of acceptable-to-strong credit quality and risk who have the apparent ability to satisfy their loan obligations. Loans in this risk grade would possess sufficient mitigating factors, such as adequate collateral or strong guarantors possessing the capacity to repay the debt if required, for any weakness that may exist.

Special Mention: Loans in this risk grade are the equivalent of the regulatory definition of “Other Assets Especially Mentioned” classification. Loans in this category possess some credit deficiency or potential weakness, which requires a high level of management attention. Potential weaknesses include declining trends in operating earnings and cash flows and /or reliance on the secondary source of repayment. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the asset or in the Company's credit position.

Substandard: Loans in this risk grade are inadequately protected by the borrower's current financial condition and payment capability or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the orderly repayment of debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5. Loans and Allowance for Loan Losses Continued

Doubtful: Loans in this risk grade have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or orderly repayment in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Possibility of loss is extremely high, but because of certain important and reasonably specific factors that may work to the advantage and strengthening of the exposure, its classification as an estimated loss is deferred until its more exact status may be determined.

Uncollectible: Loans in this risk grade are considered to be non-collectible and of such little value that their continuance as bankable assets is not warranted. This does not mean the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future. Charge-offs against the allowance for loan losses are taken in the period in which the loan becomes uncollectible. Consequently, the Company typically does not maintain a recorded investment in loans within this category.

The following tables outline the amount of each loan classification and the amount categorized into each risk rating as of June 30, 2018 and December 31, 2017 (in thousands):

	June 30, 2018
Non PCI Loans	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$724,763	$343,407	$172,972	$277,384	$13,184	$1,531,710
Watch	1,604	3,168	62	1,035	123	5,992
Special mention	—	949	160	35	363	1,507
Substandard	1,023	1,365	547	483	111	3,529
Doubtful	—	—	—	13	26	39
Total	$727,390	$348,889	$173,741	$278,950	$13,807	$1,542,777
PCI Loans
Pass	$14,494	$4,558	$3,973	$210	$565	$23,800
Watch	1,513	898	653	2	18	3,084
Special mention	1,393	575	716	153	17	2,854
Substandard	1,074	956	348	456	86	2,920
Doubtful	—	—	—	—	—	—
Total	$18,474	$6,987	$5,690	$821	$686	$32,658
Total loans	$745,864	$355,876	$179,431	$279,771	$14,493	$1,575,435
	December 31, 2017
Non PCI Loans	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$616,028	$279,464	$129,359	$233,942	$11,624	$1,270,417
Watch	7,673	2,543	383	3,007	62	13,668
Special mention	1,006	2,627	—	64	155	3,852
Substandard	378	1,159	547	157	—	2,241
Doubtful	—	214	—	59	13	286
Total	$625,085	$286,007	$130,289	$237,229	$11,854	$1,290,464
PCI Loans
Pass	$14,386	$4,151	$4,134	$68	$819	$23,558
Watch	261	1,345	649	120	262	2,637
Special mention	—	456	—	58	24	538
Substandard	3,084	1,192	337	588	107	5,308
Doubtful	172	306	—	24	251	753
Total	$17,903	$7,450	$5,120	$858	$1,463	$32,794
Total loans	$642,988	$293,457	$135,409	$238,087	$13,317	$1,323,258

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5. Loans and Allowance for Loan Losses Continued

Past Due Loans:

A loan is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, management places a loan on nonaccrual when there is a clear indicator that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due.

The following tables present the aging of the recorded investment in loans as of June 30, 2018 and December 31, 2017 (in thousands):

	June 30, 2018
	30-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due and NonAccrual	PCI Loans	Current Loans	Total Loans
Commercial real estate	$2,628	$82	$6	$2,716	$18,474	$724,674	$745,864
Consumer real estate	701	76	463	1,240	6,987	347,649	355,876
Construction and land development	403	338	547	1,288	5,690	172,453	179,431
Commercial and industrial	647	113	430	1,190	821	277,760	279,771
Consumer and other	189	58	92	339	686	13,468	14,493
Total	$4,568	$667	$1,538	$6,773	$32,658	$1,536,004	$1,575,435
	December 31, 2017
	30-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due and NonAccrual	PCI Loans	Current Loans	Total Loans
Commercial real estate	$517	$728	$128	$1,373	$17,903	$623,712	$642,988
Consumer real estate	963	33	991	1,987	7,450	284,020	293,457
Construction and land development	65	326	547	938	5,120	129,351	135,409
Commercial and industrial	286	131	85	502	858	236,727	238,087
Consumer and other	165	291	13	469	1,463	11,385	13,317
Total	$1,996	$1,509	$1,764	$5,269	$32,794	$1,285,195	$1,323,258

Impaired Loans:

The following is an analysis of the impaired loan portfolio, excluding PCI loans, detailing the related allowance recorded as of June 30, 2018 and December 31, 2017 (in thousands):

	At June 30, 2018			For the six months ended June 30, 2018
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Commercial real estate	$1,034	$1,043	$—	$670	$15
Consumer real estate	793	823	—	699	12
Construction and land development	547	547	—	547	—
Commercial and industrial	81	83	—	58	3
Consumer and other	16	16	—	5	—
	2,471	2,512	—	1,979	30

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5. Loans and Allowance for Loan Losses Continued

	At June 30, 2018			For the six months ended June 30, 2018
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans with a valuation allowance:
Commercial real estate	—	—	—	8	—
Consumer real estate	203	216	37	642	11
Construction and land development	—	—	—	—	—
Commercial and industrial	438	440	222	257	5
Consumer and other	93	95	76	72	2
	734	751	335	979	18
PCI loans:
Commercial real estate	27	127	19	5	3
Total impaired loans	$3,232	$3,390	$354	$2,963	$51
	At December 31, 2017			For the year ended December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Commercial real estate	$424	$454	$—	$204	$44
Consumer real estate	415	420	—	401	16
Construction and land development	547	547	—	628	—
Commercial and industrial	41	41	—	44	3
Consumer and other	—	—	—	—	—
	1,427	1,462	—	1,277	63
Impaired loans with a valuation allowance:
Commercial real estate	23	23	5	5	1
Consumer real estate	1,007	1,033	256	601	38
Construction and land development	—	—	—	—	—
Commercial and industrial	172	172	172	117	10
Consumer and other	12	13	12	2	1
	1,214	1,241	445	725	50
PCI loans:
Commercial real estate	16	123	16	3	16
Total impaired loans	$2,657	$2,826	$461	$2,005	$129

Troubled Debt Restructurings:

At June 30, 2018 and December 31, 2017, impaired loans included loans that were classified as Troubled Debt Restructurings (“TDRs”). The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession.

In assessing whether or not a borrower is experiencing financial difficulties, the Company considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether (i) the debtor is currently in payment default on any of its debt; (ii) a payment default is probable in the foreseeable future without the modification; (iii) the debtor has declared or is in the process of declaring bankruptcy; and (iv) the debtor's projected cash flow is sufficient to satisfy contractual payments due under the original terms of the loan without a modification.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5. Loans and Allowance for Loan Losses Continued

The Company considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by the Company include the debtor's ability to access funds at a market rate for debt with similar risk characteristics, the significance of the modification relative to unpaid principal balance or collateral value of the debt, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan.

The most common concessions granted by the Company generally include one or more modifications to the terms of the debt, such as (i) a reduction in the interest rate for the remaining life of the debt; (ii) an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk; (iii) a temporary period of interest-only payments; and (iv) a reduction in the contractual payment amount for either a short period or remaining term of the loan. As of June 30, 2018 and December 31, 2017, management had approximately, $660 thousand and $41 thousand, respectively, in loans that met the criteria for restructured, none of which were on nonaccrual. A loan is placed back on accrual status when both principal and interest are current and it is probable that management will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

There was one commercial real estate loan for approximately $622 thousand modified as troubled debt restructurings during the six month period ended June 30, 2018. There were no loans that were modified as troubled debt restructurings during the twelve month period ended December 31, 2017. There were no loans that were modified as troubled debt restructurings during the past three months and for which there was a subsequent payment default.

Foreclosure Proceedings and Balances:

As of June 30, 2018 the Company had $1.14 million in residential real estate included in foreclosed assets and there were no consumer mortgage loans collateralized by residential real estate property that were in the process of foreclosure.

Purchased Credit Impaired Loans:

The Company has acquired loans which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans as of is as follows (in thousands):

	June 30, 2018	December 31, 2017
Commercial real estate	$25,700	$23,366
Consumer real estate	9,620	10,764
Construction and land development	6,793	6,285
Commercial and industrial	2,973	1,452
Consumer and other	1,014	1,710
Total loans	46,100	43,577
Less remaining purchase discount	(13,442)	(10,783)
Total loans, net of purchase discount	32,658	32,794
Less: Allowance for loan losses	(19)	(16)
Carrying amount, net of allowance	$32,639	$32,778

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5. Loans and Allowance for Loan Losses Continued

Activity related to the accretable yield on loans acquired with deteriorated credit quality is as follows for the three and six months period ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Accretable yield, beginning of period	$7,780	$8,482	$9,287	$8,950
Additions	1,292	—	1,292	—
Accretion income	(1,928)	(973)	(3,029)	(1,670)
Reclassification to accretable	120	366	382	610
Other changes, net	(58)	600	(726)	585
Accretable yield	$7,206	$8,475	$7,206	$8,475

Purchased credit impaired loans acquired from Southern Community Bank during the three and six months period ended June 30, 2018 for which it was probable at acquisition that all contractually required payments would not be collected are as follows (in thousands):

Three and Six Months Ended June 30, 2018
Contractual principal and interest at acquisition	$15,133
Nonaccretable difference	5,302
Expected cash flows at acquisition	9,831
Accretable yield	1,292
Fair value of purchased credit impaired loans	$8,539

Note 6. Commitments and Contingent Liabilities

Off Balance Sheet Arrangements:

In the normal course of business, the Bank has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions; thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby letters of credit are generally issued on behalf of an applicant (our client) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from the Bank under certain prescribed circumstances. Subsequently, the Bank would seek reimbursement from the applicant pursuant to the terms of the standby letter of credit.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 6. Commitments and Contingent Liabilities Continued

The Bank follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each client’s creditworthiness is evaluated on a case-by-case basis, and the amount of collateral obtained, if any, is based on management’s credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and would only be reflected if drawn upon. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should customers default on their resulting obligation to the Bank the maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

A summary of the Bank’s total contractual amount for all off-balance sheet commitments at June 30, 2018 is as follows:

Commitments to extend credit	$299.6 million
Standby letters of credit	$3.7 million

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, the resolution of claims outstanding at June 30, 2018 will not have a material effect on the Company's consolidated financial statements.

Note 7. Fair Value Disclosures

Determination of Fair Value:

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the “Fair Value Measurements and Disclosures” ASC Topic 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

ASC Topic 820 provides a consistent definition of fair value, which focuses on exit price in an orderly transaction between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy:

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 7. Fair Value Disclosures Continued

or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents: For cash and due from banks, interest-bearing deposits, and federal funds sold, the carrying amount is a reasonable estimate of fair value based on the short-term nature of the assets and are considered Level 1 inputs.

Securities Available-for-Sale: Where quoted prices are available in an active market, management classifies the securities within Level 1 of the valuation hierarchy. If quoted market prices are not available, management estimates fair values using pricing models that use observable inputs or quoted prices at securities with similar characteristics. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, including GSE obligations, corporate bonds, and other securities. Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, management classifies those securities in Level 3.

Restricted Investments: It is not practicable to determine the fair value of restricted investments due the restrictions placed on its transferability.

Loans: With the adoption of ASU 2016-01 on January 1, 2018, we refined our methodology to estimate the fair value of our loan portfolio to use the exit price notion as required by the ASU. The guidance was applied on a prospective approach resulting in prior-periods no longer being comparable. See “Note 1 – Presentation of Financial Information” for further information. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair value for fixed rate loans are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. These methods are considered Level 3 inputs.

Deposits: The fair values disclosed for demand deposits (for example, interest and noninterest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts) and are considered Level 2 inputs. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits, and are considered Level 2 inputs.

Securities Sold Under Agreement to Repurchase: The carrying value of these liabilities approximates their fair value, and are considered Level 1 inputs.

Federal Home Loan Bank (“FHLB”) Advances and Other Borrowings: The fair value of the FHLB fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements, and are considered Level 2 inputs. The carrying value of FHLB floating rate borrowings and floating rate other borrowings approximates their fair value and are considered Level 1 inputs.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 7. Fair Value Disclosures Continued

Commitments to Extend Credit and Standby Letters of Credit: Because commitments to extend credit and standby letters of credit are made using variable rates and have short maturities, the carrying value and the fair value are immaterial for disclosure.

Measurements of Fair Value:

Assets and liabilities recorded at fair value on a recurring basis are as follows (in thousands):

	Balance as of June 30, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Debt securities available-for-sale:
U.S. Government-sponsored enterprises (GSEs)	$28,128	$—	$28,128	$—
Mortgage-backed securities	111,954	—	111,954	—
Other debt securities	911	—	911	—
Municipal securities	15,584	—	15,584	—
Total securities available-for-sale	$156,577	$—	$156,577	$—
	Balance as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Debt securities available-for-sale:
U.S. Government-sponsored enterprises (GSEs)	$25,776	$—	$25,776	$—
Mortgage-backed securities	116,215	—	116,215	—
Other debt securities	950	—	950	—
Municipal securities	9,003	—	9,003	—
Total securities available-for-sale	$151,944	$—	$151,944	$—

The Company has no assets or liabilities whose fair values are measured on a recurring basis using Level 3 inputs. Additionally, there were no transfers between Level 1 and Level 2 in the fair value hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis:

Under certain circumstances management makes adjustments to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following tables present the financial instruments carried on the consolidated balance sheets by caption and by level in the fair value hierarchy, for which a nonrecurring change in fair value has been recorded (in thousands):

	Balance as of June 30, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Impaired loans	$407	$—	$—	$407
Foreclosed assets	3,524	—	—	3,524

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 7. Fair Value Disclosures Continued

	Balance as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Impaired loans	$769	$—	$—	$769
Foreclosed assets	3,254	—	—	3,254

For Level 3 assets measured at fair value on a non-recurring basis as of March 31, 2018 and December 31, 2017, the significant unobservable inputs used in the fair value measurements are presented below (in thousands).

	Balance as of June 30, 2018	Valuation Technique	Significant Other Unobservable Input	Weighted Average of Input
Impaired loans	$407	Appraisal and Cashflow	Appraisal and Cashflow Discounts	47%
Foreclosed assets	3,524	Appraisal	Appraisal Discounts	19%
	Balance as of December 31, 2017	Valuation Technique	Significant Other Unobservable Input	Weighted Average of Input
Impaired loans	$769	Appraisal	Appraisal Discounts	36%
Foreclosed assets	3,254	Appraisal	Appraisal Discounts	18%

Impaired Loans: Loans considered impaired under ASC 310-10-35, Receivables, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent. The fair value of impaired loans were measured based on the value of the collateral securing these loans or the discounted cash flows of the loans, as applicable. Impaired loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be discounted further based on management’s historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.

Foreclosed assets: Foreclosed assets, consisting of properties obtained through foreclosure or in satisfaction of loans, are initially recorded at fair value less estimated costs to sell upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. Fair values are generally based on third party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management’s historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less estimated costs to sell, a loss is recognized in noninterest expense.

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 7. Fair Value Disclosures Continued

Carrying value and estimated fair value:

The carrying amount and estimated fair value of the Company’s financial instruments at June 30, 2018 and December 31, 2017 are as follows (in thousands):

	June 30, 2018
	Fair Value Measurements Using
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash and cash equivalents	$170,235	170,235	—	—	$170,235
Securities available-for-sale	156,577	—	156,577	—	156,577
Restricted investments	8,273	N/A	N/A	N/A	N/A
Loans, net	1,568,361	—	—	1,569,916	1,569,916

Liabilities:
Noninterest-bearing demand deposits	301,318	—	301,318	—	301,318
Interest-bearing demand deposits	246,942	—	246,942	—	246,942
Money Market and Savings deposits	632,518	—	632,518	—	632,518
Time deposits	535,879	—	537,006	—	537,006
Securities sold under agreements to repurchase	18,635	—	18,635	—	18,635
Federal Home Loan Bank advances and other borrowings	72,040	—	72,040	—	72,040
	December 31, 2017
	Fair Value Measurements Using
	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash and cash equivalents	$113,027	113,027	—	—	$113,027
Securities available-for-sale	151,944	—	151,944	—	151,944
Restricted investments	6,431	N/A	N/A	N/A	N/A
Loans, net	1,317,398	—	—	1,292,303	1,292,303

Liabilities:
Noninterest-bearing demand deposits	220,520	—	220,520	—	250,520
Interest-bearing demand deposits	231,644	—	231,644	—	231,644
Money Market and Savings deposits	543,645	—	543,645	—	543,645
Time deposits	442,774	—	443,547	—	443,547
Securities sold under agreements to repurchase	24,055	—	24,055	—	24,055
Federal Home Loan Bank advances and other borrowings	43,600	—	43,600	—	43,600

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no

SMARTFINANCIAL, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 7. Fair Value Disclosures Continued

market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 8. Small Business Lending Fund

In connection with the Company's merger with Legacy SmartFinancial, Inc. in 2015, the company assumed Legacy SmartFinancial's obligations under that certain stock purchase agreement with the U.S. Department of the Treasury and issued 12,000 shares of preferred stock at $1,000 per share under the Small Business Lending Fund Program (the “SBLF Program”).The Company paid cash dividends at a one percent rate or $120,000 for the year ended December 31, 2015 on the preferred shares. On February 4, 2016 the dividend rate for the preferred shares increased to nine percent and as a result the company incurred preferred stock dividends of $1,022,000 for the year ended December 31, 2016 .

On January 30, 2017, the Company completed a public offering of 2,010,084 shares of its common stock with the net proceeds to the Company of approximately $33.2 million. On March 6, 2017 the Company used proceeds from the offering to redeem the $12 million of preferred stock and pay the $195 thousand accrued dividend.

Note 9. Related Party Transactions

On March 1, 2018, two directors agreed to purchase from the Bank 21,250 shares of the Company's stock for the closing market price of $21.70 per share. The shares were held by the Bank as collateral on a past due loan with an unrelated borrower. Steven B. Tucker purchased 6,250 shares and W. Miller Welborn purchased 15,000 shares for the benefit of a trust.

Note 10. Subsequent Events

On June 27, 2018, the Company entered into an agreement and plan of merger with Foothills Bancorp, Inc. ("Foothills Bancorp"), a Tennessee corporation and Foothills Bank and Trust, a Tennessee-chartered commercial bank and wholly owned subsidiary of Foothills Bancorp .

Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Foothills Bancorp common stock will be converted into the right to receive $1.75 in cash and 0.666 shares of SmartFinancial common stock, (the "Stock Consideration"). As of June 26, 2018, Foothills Bancorp had 1,776,925 shares of common stock outstanding.

The merger agreement contains customary representations, warranties, and covenants by all parties. Conditions to each party's obligation to consummate the Merger include the following, as well as other customary conditions: (1) approval of the merger Agreement by the holders of Foothills Bancorp common stock, (2) approval of the merger by regulatory authorities, (3) effectiveness of a registration statement for the shares issued as Stock Consideration, and (4) authorization to list the shares to be issued as Stock Consideration on the Nasdaq Capital Market. Conditions to SmartFinancial's obligation to consummate the merger include holders of not more than 10% of the outstanding shares of Foothills Bancorp common stock having perfected and not withdrawn or lost their rights to dissent from the Merger.

The merger agreement provides certain termination rights for both SmartFinancial and Foothills Bancorp and further provides that, upon termination of the merger agreement under certain circumstances, Foothills Bancorp will be obligated to pay SmartFinancial a termination fee of $1,450,000.

Report of Independent Registered Public Accounting Firm

To the Stockholders and
Board of Directors
SmartFinancial, Inc.
Knoxville, Tennessee

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SmartFinancial, Inc. and Subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 16, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mauldin & Jenkins, LLC

We have served as the Company’s auditor since 2013.

Chattanooga, Tennessee
March 16, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and
Board of Directors
SmartFinancial, Inc.
Knoxville, Tennessee

Opinion on the Internal Control Over Financial Reporting

We have audited SmartFinancial, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company and subsidiaries as of the December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated March 16, 2018, expressed and unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management’s Report on Internal Control Over Financial Reporting (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Mauldin & Jenkins, LLC

Chattanooga, Tennessee
March 16, 2018

SmartFinancial, Inc. and Subsidiary
Consolidated Financial Statements
Consolidated Balance Sheets
December 31, 2017 and 2016

	2017	2016
ASSETS

Cash and due from banks	$64,097,287	$34,290,617
Interest-bearing deposits at other financial institutions	41,965,597	34,457,691
Federal funds sold	6,964,000	—

Total cash and cash equivalents	113,026,884	68,748,308

Securities available for sale	151,944,567	129,421,914
Restricted investments, at cost	6,430,700	5,627,950
Loans, net of allowance for loan losses of $5,860,291 in 2017 and $5,105,255 in 2016	1,317,397,909	808,271,003
Bank premises and equipment, net	43,000,249	30,535,594
Foreclosed assets	3,254,392	2,386,239
Goodwill and core deposit intangible, net	50,836,840	6,635,655
Cash surrender value of life insurance	21,646,894	1,320,723
Other assets	13,232,247	9,508,899

Total assets	$1,720,770,682	$1,062,456,285

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Noninterest-bearing demand deposits	$220,520,287	$153,482,650
Interest-bearing demand deposits	231,643,508	162,702,457
Money market and savings deposits	543,644,830	274,604,724
Time deposits	442,774,094	316,275,340

Total deposits	1,438,582,719	907,065,171

Securities sold under agreement to repurchase	24,054,730	26,621,984
Federal Home Loan Bank advances and other borrowings	43,600,000	18,505,390
Accrued expenses and other liabilities	8,681,393	5,023,600

Total liabilities	1,514,918,842	957,216,145

Stockholders’ equity:
Preferred stock - $1 par value; 2,000,000 shares authorized; None issued and outstanding as of December 31, 2017; 12,000 issued and outstanding in 2016	—	12,000
Common stock - $1 par value; 40,000,000 shares authorized; 11,152,561 and 5,896,033 shares issued and outstanding in 2017 and 2016, respectively	11,152,561	5,896,033
Additional paid-in capital	174,008,753	83,463,051
Retained earnings	21,888,575	16,871,296
Accumulated other comprehensive loss	(1,198,049)	(1,002,240)

Total stockholders’ equity	205,851,840	105,240,140

Total liabilities and stockholders’ equity	$1,720,770,682	$1,062,456,285

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Income
For the years ended December 31, 2017 and 2016

	2017	2016
INTEREST INCOME
Loans, including fees	$48,805,647	$39,763,582
Securities and interest bearing deposits at other financial institutions	2,862,825	2,553,652
Federal funds sold and other earning assets	353,924	247,157
Total interest income	52,022,396	42,564,391

INTEREST EXPENSE
Deposits	5,518,350	4,105,304
Securities sold under agreements to repurchase	61,933	65,276
Federal Home Loan Bank advances and other borrowings	113,070	129,102
Total interest expense	5,693,353	4,299,682
Net interest income before provision for loan losses	46,329,043	38,264,709
Provision for loan losses	782,687	787,545
Net interest income after provision for loan losses	45,546,356	37,477,164

NONINTEREST INCOME
Customer service fees	1,374,068	1,127,814
Gain on sale of securities	143,508	199,587
Gain on sale of loans and other assets	1,275,925	948,080
(Loss) gain on sale of foreclosed assets	(47,795)	191,050
Other noninterest income	2,233,787	1,716,794
Total noninterest income	4,979,493	4,183,325

NONINTEREST EXPENSES
Salaries and employee benefits	20,743,153	17,715,222
Net occupancy and equipment expense	4,271,289	3,995,631
Depository insurance	465,844	605,917
Foreclosed assets	83,908	236,148
Advertising	637,600	615,751
Data processing	1,875,462	1,893,386
Professional services	2,084,735	2,122,845
Amortization of intangible assets	346,435	305,452
Service contracts	1,398,018	1,154,003
Merger expenses	2,417,070	—
Other operating expenses	4,758,480	3,855,246
Total noninterest expenses	39,081,994	32,499,601
Income before income tax expense	11,443,855	9,160,888
Income tax expense	6,428,791	3,362,080
Net income	5,015,064	5,798,808
Preferred stock dividends	195,000	1,022,000
Net income available to common stockholders	$4,820,064	$4,776,808

EARNINGS PER COMMON SHARE
Basic	$0.56	$0.82
Diluted	0.55	0.78
Weighted average common shares outstanding
Basic	8,639,212	5,838,574
Diluted	8,793,527	6,118,943
Dividends per common share	N/A	N/A

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2017 and 2016

	2017	2016
Net income	$5,015,064	$5,798,808

Other comprehensive loss, net of tax:
Unrealized holding gains (losses) arising during the year, net of tax expense (benefit) of $55,405 and $(326,697) in 2017 and 2016, respectively	90,381	(526,954)

Reclassification adjustment for gains included in net income, net of tax expense of $54,533 and $76,422 in 2017 and 2016, respectively	(88,975)	(123,165)
	1,406	(650,119)

Effect of tax rate change on unrealized gains (losses) on available for sale securities	$(197,215)	$—

Total other comprehensive loss	$(195,809)	$(650,119)

Comprehensive income	$4,819,255	$5,148,689

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2017 and 2016

	Preferred Shares	Common Shares	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
BALANCE, December 31, 2015	12,000	5,806,477	$12,000	$5,806,477	$82,616,015	$12,094,488	$(352,121)	$100,176,859

Net income	—	—	—	—	—	5,798,808	—	5,798,808

Other comprehensive loss	—	—	—	—	—	—	(650,119)	(650,119)

Exercise of stock options	—	89,556	—	89,556	714,401	—	—	803,957

Dividends on preferred stock	—	—	—	—	—	(1,022,000)	—	(1,022,000)

Stock option compensation expense	—	—	—	—	132,635	—	—	132,635

BALANCE, December 31, 2016	12,000	5,896,033	12,000	5,896,033	83,463,051	16,871,296	(1,002,240)	105,240,140

Net income	—	—	—	—	—	5,015,064	—	5,015,064

Other comprehensive gain	—	—	—	—	—	—	1,406	1,406

Reclassification adjustment for tax rate change	—	—	—	—	—	197,215	(197,215)	—

Issuance of common stock	—	1,840,000	—	1,840,000	31,094,676	—	—	32,934,676

Issuance of stock grants	—	1,511	—	1,511	30,280	—	—	31,791

Redemption of preferred stock	(12,000)	—	(12,000)	—	(11,988,000)	—	—	(12,000,000)

Conversion shares issued to shareholders of Capstone Bancshares, Inc.	—	2,908,094	—	2,908,094	66,875,727	—	—	69,783,821

Exercise of stock options	—	506,923	—	506,923	4,378,723	—	—	4,885,646

Dividends on preferred stock	—	—	—	—	—	(195,000)	—	(195,000)

Restricted stock compensation expense	—	—	—	—	56,330	—	—	56,330

Stock option compensation expense	—	—	—	—	97,966	—	—	97,966

BALANCE, December 31, 2017	—	11,152,561	$—	$11,152,561	$174,008,753	$21,888,575	$(1,198,049)	$205,851,840

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,015,064	$5,798,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,464,414	2,189,088
Provision for loan losses	782,687	787,545
Stock option compensation expense	97,966	132,635
Restricted stock compensation expense	56,330	—
Net gains from sale of securities	(143,508)	(199,587)
Net gains from sale of loans and other assets	(1,275,925)	(948,080)
Net losses (gains) from sale of foreclosed assets	47,795	(191,050)
Changes in other assets and liabilities:
Accrued interest receivable	(331,347)	110,952
Accrued interest payable	31,488	(8,373)
Other assets and liabilities	(102,663)	3,918,803

Net cash provided by operating activities	6,642,301	11,590,741

CASH FLOWS FROM INVESTING ACTIVITIES, net of acquisitions
Purchase of securities available for sale	(53,998,043)	(22,111,781)
Proceeds from security sales, maturities, and paydowns	82,636,066	57,495,436
Purchase (redemption) of restricted investments	246,350	(1,176,900)
Purchase of bank owned life insurance	(10,000,000)	—
Loan originations and principal collections, net	(72,126,299)	(82,804,921)
Purchase of bank premises and equipment	(2,798,898)	(6,994,729)
Proceeds from sale of foreclosed assets	82,864	1,279,554
Net cash and cash equivalents paid in business combinations	(178,312)	—

Net cash used in investing activities	(56,136,272)	(54,313,341)

CASH FLOWS FROM FINANCING ACTIVITIES, net of acquisitions
Net increase in deposits	50,474,866	48,582,620
Net decrease in securities sold under agreements to repurchase	(2,567,254)	(1,446,231)
Issuance of common stock	37,852,113	803,957
Payment of dividends on preferred stock	(195,000)	(752,000)
Redemption of preferred stock	(12,000,000)	—
Repayment of Federal Home Loan Bank advances and other borrowings	(119,196,383)	(67,282,071)
Proceeds from Federal Home Loan Bank advances and other borrowings	139,404,205	51,600,000

Net cash provided by financing activities	93,772,547	31,506,275

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	44,278,576	(11,216,325)

CASH AND CASH EQUIVALENTS, beginning of year	68,748,308	79,964,633

CASH AND CASH EQUIVALENTS, end of year	$113,026,884	$68,748,308

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest	$5,399,749	$4,308,055
Cash paid during the period for taxes	3,531,984	3,754,784
Cash received during the period from tax refunds	—	1,592,224

NONCASH INVESTING AND FINANCING ACTIVITIES
Change in unrealized losses on securities available for sale	$(2,276)	$1,053,238
Acquisition of real estate through foreclosure	588,775	1,431,857
Financed sales of foreclosed assets	—	3,315,064

See Notes to Consolidated Financial Statements

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies

Nature of Business:

SmartFinancial, Inc. (the “Company”) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, SmartBank (the “Bank”). The Company provides a variety of financial services to individuals and corporate customers through its offices in Tennessee, Alabama, Florida, and Georgia. The Company’s primary deposit products are interest-bearing demand deposits and certificates of deposit. Its primary lending products are commercial, residential, and consumer loans. On May 22, 2017, the Company along with the Bank entered into an agreement and plan of merger with Capstone Bancshares, Inc., an Alabama corporation and Capstone Bank, an Alabama-chartered commercial bank and wholly owned subsidiary of Capstone Bancshares, Inc. which became effective on November 1, 2017.

Basis of Presentation and Accounting Estimates:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets and deferred taxes, other than temporary impairments of securities, and the fair value of financial instruments.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Company’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term.

The Company has evaluated subsequent events for potential recognition and/or disclosure in the consolidated financial statements and accompanying notes included in this Annual Report through the date of the issued consolidated financial statements.

Cash and Cash Equivalents:

For purposes of reporting consolidated cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash and cash equivalents also includes interest-bearing deposits in banks and federal funds sold. Cash flows from loans, federal funds sold, securities sold under agreements to repurchase and deposits are reported net.

The Bank is required to maintain average balances in cash or on deposit with the Federal Reserve Bank. The reserve requirement was $16,546,000 and $15,208,000 at December 31, 2017 and 2016, respectively.

The Company places its cash and cash equivalents with other financial institutions and limits the amount of credit exposure to any one financial institution. From time to time, the balances at these financial institutions

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on these accounts and management considers this to be a normal business risk.

Securities:

Management has classified all securities as available for sale. Securities available for sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive loss. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company evaluates investment securities quarterly for other than temporary impairment using relevant accounting guidance specifying that (a) if the Company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other than temporarily impaired unless a credit loss has occurred in the security. If management does not intend to sell the security and it is more likely than not that they will not have to sell the security before recovery of the cost basis, management will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive loss.

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase are treated as collateralized financial transactions. These agreements are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company’s policy to take possession of securities purchased under resale agreements. The market value of these securities is monitored, and additional securities are obtained when deemed appropriate to ensure such transactions are adequately collateralized. The Company also monitors its exposure with respect to securities sold under repurchase agreements, and a request for the return of excess securities held by the counterparty is made when deemed appropriate.

Restricted - Investments:

The Company is required to maintain an investment in capital stock of various entities. Based on redemption provisions of these entities, the stock has no quoted market value and is carried at cost. At their discretion, these entities may declare dividends on the stock. Management reviews for impairment based on the ultimate recoverability of the cost basis in these stocks.

Loans:

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances less deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance. Loan origination fees, net of certain direct origination costs of consumer and installment loans are recognized at the time the loan is placed on the books. Loan origination fees for all other loans are deferred and recognized as an adjustment of the yield over the life of the loan using the straight-line method without anticipating prepayments.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, or at the time the loan is 90 days past due, unless the loan is well-secured and in the process of collection. Unsecured loans are typically charged off no later than 120 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or charged to the allowance, unless management believes that the accrual of interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash basis, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and the loan has been performing according to the contractual terms for a period of not less than six months.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

Acquired Loans:

Acquired loans are those acquired in business combinations by the Company or Bank. The fair values of acquired loans with evidence of credit deterioration, purchased credit impaired loans (“PCI loans”), are recorded net of a nonaccretable discount and accretable discount. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan when there is reasonable expectation about the amount and timing of such cash flows. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is the nonaccretable discount, which is included in the carrying amount of acquired loans. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from nonaccretable to accretable with a positive impact on the accretable discount. Acquired loans are initially recorded at fair value at acquisition date. Accretable discounts related to certain fair value adjustments are accreted into income over the estimated lives of the loans.

The Company accounts for performing loans acquired in the acquisition using the expected cash flows method of recognizing discount accretion based on the acquired loans’ expected cash flows. Management recasts the estimate of cash flows expected to be collected on each acquired impaired loan pool periodically. If the present value of expected cash flows for a pool is less than its carrying value, an impairment is recognized by an increase in the allowance for loan losses and a charge to the provision for loan losses. If the present value of expected cash flows for a pool is greater than its carrying value, any previously established allowance for loan losses is reversed and any remaining difference increases the accretable yield which will be taken into interest income over the remaining life of the loan pool. Acquired impaired loans are generally not subject to individual evaluation for impairment and are not reported with impaired loans, even if they would otherwise qualify for such treatment. Purchased performing loans are recorded at fair value, including a credit discount. Credit losses on acquired performing loans are estimated based on analysis of the performing portfolio. Such estimated credit losses are recorded as nonaccretable discounts in a manner similar to purchased impaired loans. The fair value discount other than for credit loss is accreted as an adjustment to yield over the estimated lives of the loans. A provision for loan losses is recorded for any deterioration in these loans subsequent to the acquisition.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the uncollectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower’s ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For impaired loans, an allowance is established when the discounted cash flows, collateral

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on the Company’s historical loss experience adjusted for other qualitative factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

An unallocated component may be maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. As part of the risk management program, an independent review is performed on the loan portfolio, which supplements management’s assessment of the loan portfolio and the allowance for loan losses. The result of the independent review is reported directly to the Audit Committee of the Board of Directors. Loans, for which the terms have been modified at the borrower’s request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans that experience insignificant payment delays and payment shortfalls are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

The Company’s homogeneous loan pools include consumer real estate loans, commercial real estate loans, construction and land development loans, commercial and industrial loans, and consumer and other loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors. The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the impact of interest rate changes on portfolio risk and (7) effectiveness of the Company’s loan policies, procedures and internal controls. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio adjusted for qualitative factors and the total dollar amount of the loans in the pool.

Troubled Debt Restructurings:

The Company designates loan modifications as troubled debt restructurings (“TDRs”) when for economic and legal reasons related to the borrower’s financial difficulties, it grants a concession to the borrower that it would not otherwise consider. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. In circumstances where the TDR involves charging off a portion of the loan balance, the Company typically classifies these restructurings as nonaccrual.

In connection with restructurings, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower’s current capacity to pay, which among other things may include a review of the borrower’s current financial statements, an analysis of global cash flow sufficient to pay all debt obligations, a debt to income analysis, and an evaluation of secondary sources of payment from the borrower and any guarantors. This evaluation also includes an evaluation of the borrower’s current willingness to pay, which may include a review of past payment history, an evaluation of the borrower’s willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

the borrower’s future capacity and willingness to pay, which may include evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest, and trends indicating improving profitability and collectability of receivables.

Restructured nonaccrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower’s sustained historical repayment for a reasonable period, generally a minimum of six months, prior to the date on which the loan is returned to accrual status.

Foreclosed Assets:

Foreclosed assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent write-downs to the value are expensed. The amount of residential real estate where physical possession had been obtained included within foreclosed assets at December 31, 2017 and 2016 was $545,750 and $1,500, respectively. The amount of residential real estate in process of foreclosure at December 31, 2017 and December 31, 2016 was $0.

Premises and Equipment:

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Buildings and leasehold improvements	15 - 40 years
Furniture and equipment	3 - 7 years

Goodwill and Intangible Assets:

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. FASB ASC 350, Goodwill and Other, regarding testing goodwill for impairment provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity does a qualitative assessment and determines that this is the case, or if a qualitative assessment is not performed, it is required to perform additional goodwill impairment testing to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on a qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The Company performs its annual goodwill impairment test as of December 31 of each year. For 2017, the results of the qualitative assessment provided no indication of potential impairment. Goodwill will continue to be monitored for triggering events that may indicate impairment prior to the next scheduled annual impairment test.

Intangible assets consist of core deposit premiums created as a result of Business Combinations by the Company or Bank where deposits are assumed. The core deposit premium is initially recognized based on a valuation performed as of the consummation date. The core deposit premium is amortized over the average remaining life of the acquired customer deposits. Amortization expense relating to these intangible assets was $346,435 and $305,452 for the years ended December 31, 2017 and 2016, respectively. The intangible assets were evaluated for impairment as of December 31, 2017, and based on that evaluation it was determined that there was no impairment.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

Transfer of Financial Assets:

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Advertising Costs:

The Company expenses all advertising costs as incurred. Advertising expense was $637,600 and $615,751 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes:

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law by the President of the United States. TCJA is a tax reform act that among other things, reduced corporate tax rates to 21 percent effective January 1, 2018. FASB ASC 740, Income Taxes, requires deferred tax assets and liabilities to be adjusted for the effect of a change in tax laws or rates in the year of enactment, which is the year in which the change was signed into law. Accordingly, the Company adjusted its deferred tax assets and liabilities at December 31, 2017, using the new corporate tax rate of 21 percent. See Note 8.

Stock Compensation Plans:

At December 31, 2017, the Company had options outstanding under stock-based compensation plans, which are described in more detail in Note 10. The plans have been accounted for under the accounting guidance (FASB ASC 718, Compensation - Stock Compensation) which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and stock or other stock based awards.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the market value of the Company’s common stock at the date of grant is used for restrictive stock awards and stock grants.

Employee Benefit Plan:

Employee benefit plan costs are based on the percentage of individual employee’s salary, not to exceed the amount that can be deducted for federal income tax purposes.

Variable interest entities:

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC Topic 810, which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (2) the entity has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive the expected returns of the entity. A VIE must be consolidated by the Company if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has a majority of the expected losses, expected residual returns, or both. At December 31, 2017, the Company had an investment in Community Advantage Fund, LLC that qualified as an unconsolidated VIE.

The Company’s investment in a partnership consists of an equity interest in a lending partnership for the purposes of loaning funds to an unrelated entity. This entity will use the funds to make loans through the SBA Community Advantage loan Initiative.

The Company uses the equity method when it owns an interest in a partnership and can exert significant influence over the partnership’s operations. Under the equity method, the Company’s ownership interest in the partnership’s capital is reported as an investment on its consolidated balance sheets in other assets and the Company’s allocable share of the income or loss from the partnership is reported in noninterest income or expense in the consolidated statements of income. The Company ceases recording losses on an investment in partnership when the cumulative losses and distributions from the partnership exceed the carrying amount of the investment and any advances made by the Company. After the Company’s investment in such partnership reaches zero, cash distributions received from these investments are recorded as income.

Comprehensive Income:

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Fair Value of Financial Instruments:

Fair values of financial instruments are estimates using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Business Combinations:

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, acquired assets and assumed liabilities are included with the acquirer’s accounts as of the date of acquisition at estimated fair value, with any excess of purchase price over the fair value of the net assets acquired (including identifiable intangible assets) capitalized as goodwill. In the event that the fair value of the

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

net assets acquired exceeds the purchase price, an acquisition gain is recorded for the difference in consolidated statements of income for the period in which the acquisition occurred. An intangible asset is recognized as an asset apart from goodwill when it arises from contractual or other legal rights or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. In addition, acquisition-related costs and restructuring costs are recognized as period expenses as incurred. Estimates of fair value are subject to refinement for a period not to exceed one year from acquisition date as information relative to acquisition date fair values becomes available.

Earnings per common share:

Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to restricted stock and outstanding stock options and are determined using the treasury stock method

Segment Reporting:

ASC Topic 280, “Segment Reporting,” provides for the identification of reportable segments on the basis of distinct business units and their financial information to the extent such units are reviewed by an entity’s chief decision maker (which can be an individual or group of management persons). ASC Topic 280 permits aggregation or combination of segments that have similar characteristics. In the Company’s operations, each bank branch is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the branches operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products, and services. Accordingly, the Company’s consolidated financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Recently Issued Not Yet Effective Accounting Pronouncements:

The following is a summary of recent authoritative pronouncements not yet in effect that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In January 2016, the FASB issued guidance that primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments in ASU No. 2016-1 -Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the impact of this update on its financial statements.

In February 2016, the FASB issued guidance that requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability in ASU 2016-2: Leases (Topic 842). For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new guidance will be effective for public business entities for annual periods beginning after December 15, 2018 including interim periods within those fiscal years. The Company is evaluating the impact of this update on its financial statements.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842) Land Easement Practical Expedient Transition to Topic 842, an amendment to ASU 2016-2: Leases. The amendments in this Update permit an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. An entity that elects this practical expedient should apply the practical expedient consistently to all of its existing or expired land easements that were not previously accounted for as leases under Topic 840. Once an entity adopts Topic 842, it should apply that Topic prospectively to all new (or modified) land easements to determine whether the arrangement should be accounted for as a lease. An entity that does not elect this practical expedient should evaluate all existing or expired land easements in connection with the adoption of the new lease requirements in Topic 842 to assess whether they meet the definition of a lease. An entity should continue to apply its current accounting policy for accounting for land easements that existed before the entity’s adoption of Topic 842. For example, if an entity currently accounts for certain land easements as leases under Topic 840, it should continue to account for those land easements as leases before its adoption of Topic 842. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Update 2016-02.

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU changed the credit loss model on financial instruments measured at amortized cost, available for sale securities and certain purchased financial instruments. Credit losses on financial instruments measured at amortized cost will be determined using a current expected credit loss model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. Purchased financial assets with more-than-insignificant credit deterioration since origination (“PCD assets” which are currently named “PCI Loans”) measured at amortized cost will have an allowance for credit losses established at acquisition as part of the purchase price. Subsequent increases or decreases to the allowance for credit losses on PCD assets will be recognized in the income statement. Interest income should be recognized on PCD assets based on the effective interest rate, determined excluding the discount attributed to credit losses at acquisition. Credit losses relating to available-for-sale debt securities will be recognized through an allowance for credit losses. The amount of the credit loss is limited to the amount by which fair value is below amortized cost of the available-for-sale debt security. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years for the Company and other SEC filers. Early adoption is permitted and if early adopted, all provisions must be adopted in the same period. The amendments should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the period adopted. A prospective approach is required for securities with other than temporary impairment recognized prior to adoption. The Company is still reviewing the impact the adoption of this guidance will have on its financial statements.

In January 2017, FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. The Company should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The impairment charge is limited to the amount of goodwill allocated to that reporting unit. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect these amendments to have a material effect on its financial statements.

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU clarifies the definition of a business to assist with evaluating whether transactions should

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 1. Summary of Significant Accounting Policies Continued

be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company does not expect these amendments to have a material effect on its financial statements.

In March 2017, FASB issued ASU No. 2017-08, Receivables - Nonrefundable Fees and Other Costs (Topic 310-20): Premium Amortization on Purchased Callable Debt Securities. The ASU shortens the amortization period for certain callable debt securities held at a premium. The premium on individual callable debt securities shall be amortized to the earliest call date. This guidance does not apply to securities for which prepayments are estimated on a large number of similar loans where prepayments are probable and reasonably estimable. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. This update should be adopted on a modified retrospective basis with a cumulative-effect adjustment to retained earnings on the date of adoption. The Company does not expect these amendments to have a material effect on its financial statements.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, which amends the hedge accounting recognition and presentation requirements in Accounting Standards Codification (ASC) 815, Derivatives and Hedging. The goals of the ASU are to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers. The amendments will be effective for the Company for interim and annual periods beginning after December 15, 2018. The Company does not expect these amendments to have a material effect on its financial statements.

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers in ASU No. 2014-9, Revenue from Contracts with Customers (Topic 606). The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for annual periods beginning after December 15, 2017, and interim periods within annual reporting periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its financial statements.

Reclassifications:

Certain captions and amounts in the 2016 financial statements were reclassified to conform to the 2017 presentation.

Note 2. Business Combinations

On December 8, 2016, the Bank entered into a purchase and assumption agreement with Atlantic Capital Bank, N.A. that provided for the acquisition and assumption by the Bank of certain assets and liabilities associated with Atlantic Capital Bank’s branch office located at 3200 Keith Street NW, Cleveland, Tennessee 37312. The purchase was completed on May 19, 2017 for total cash consideration of $1,183,007. The assets and liabilities as of the effective date of the transaction were recorded at their respective estimated fair values. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill. In the periods following the acquisition, the financial statements will include the results attributable to the Cleveland branch purchase beginning on the date of purchase. For the twelve months period ended December 31, 2017, the revenues and net income attributable to the Cleveland branch were $903,311 and $63,385, respectively. It is impracticable to determine the pro-forma

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 2. Business Combinations Continued

impact to the 2017 revenues and net income if the acquisition had occurred on January 1, 2017 as the Company does not have access to those records for a single branch. The following table details the financial impact of the transaction, including the allocation of the purchase price to the fair values of net assets assumed and goodwill recognized:

Allocation of Purchase Price (in thousands)
Total consideration in cash	$1,183
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	133
Loans	24,073
Premises and equipment	2,839
Core deposit intangible	310
Prepaid and other assets	77
Deposits	(26,888)
Payables and other liabilities	(21)
Total fair value of net assets acquired	523
Goodwill	$660

As of December 31, 2017 there have not been any changes to the initial fair values recorded as part of the business combination.

On May 22, 2017, the shareholders of the SmartFinancial, Inc (“SmartFinancial”) approved a merger with Capstone Bancshares, Inc. (“Capstone”), the one bank holding company of Capstone Bank, which became effective November 1, 2017. Capstone shareholders received either: (a) 0.85 shares of SmartFinancial common stock, (b) $18.50 in cash, or (c) a combination of 80% SmartFinancial common stock and 20% cash. Elections were limited by the requirement that 80% of the total shares of Capstone common stock be exchanged for SmartFinancial common stock and 20% be exchanged for cash. Therefore, the allocation of SmartFinancial common stock and cash that a Capstone shareholder received depended on the elections of other Capstone shareholders, and were allocated in accordance with the procedures set forth in the merger agreement. Capstone shareholders also received cash instead of any fractional shares they would have otherwise received in the merger.

After the merger, shareholders of SmartFinancial owned approximately 74% of the outstanding common stock of the combined entity on a fully diluted basis, after taking into account the exchange ratio.

The merger is being accounted for using the acquisition method of accounting, in accordance with the provisions of FASB ASC 805-10 Business Combinations. Under this guidance, for accounting purposes, SmartFinancial is considered the acquirer in the merger, and as a result the historical financial statements of the combined entity will be the historical financial statements of SmartFinancial.

The merger was effected by the issuance of shares of SmartFinancial stock along with cash consideration to shareholders of Capstone. The assets and liabilities of Capstone as of the effective date of the merger were recorded at their respective estimated fair values and combined with those of SmartFinancial. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill. Goodwill from the transaction was $38.0 million, none of which is deductible for income tax purposes.

In periods following the merger, the financial statements of the combined entity will include the results attributable to Capstone beginning on the date the merger was completed. In the period ended December 31, 2017, the revenues and net income attributable to Capstone were $5.0 million and $0.2 million, respectively. The pro-forma impact to 2017 revenues and net income if the merger had occurred on December 31, 2016 would have been $24.9 million and $947 thousand, respectively.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 2. Business Combinations Continued

The fair value estimates of Capstone’s assets and liabilities recorded are preliminary and subject to refinement as additional information becomes available. Under current accounting principles, the Company’s estimates of fair values may be adjusted for a period of up to one year from the acquisition date.

The following table details the financial impact of the merger, including the calculation of the purchase price, the allocation of the purchase price to the fair values of net assets assumed, and goodwill recognized:

Calculation of Purchase Price
Shares of SMBK common stock issued to Capstone shareholders as of November 1, 2017	2,908,094
Market price of SMBK common stock on November 1, 2017	$23.49
Estimated fair value of SMBK common stock issued (in thousands)	68,311
Estimated fair value of Capstone stock options (in thousands)	1,585
Cash consideration paid	15,826
Total consideration (in thousands)	$85,722
Allocation of Purchase Price (in thousands)
Total consideration above	$85,722
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	16,810
Investment securities available for sale	51,638
Restricted investments	1,049
Loans	413,023
Premises and equipment	8,668
Bank owned life insurance	10,031
Core deposit intangible	5,530
Other real estate owned	410
Prepaid and other assets	6,360
Deposits	(454,154)
FHLB advances and other borrowings	(4,887)
Payables and other liabilities	(6,803)
Total fair value of net assets acquired	47,675
Goodwill	$38,047

Note 3. Securities

The amortized cost and fair value of securities available-for-sale at December 31, 2017 and 2016 are summarized as follow (in thousands):

	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises (GSEs)	$26,207	$1	$(432)	$25,776
Municipal securities	9,122	28	(147)	9,003
Other debt securities	974	—	(24)	950
Mortgage-backed securities	117,263	136	(1,184)	116,215
Total	$153,566	$165	$(1,787)	$151,944

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 3. Securities  Continued

	December 31, 2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises (GSEs)	$18,279	$8	$(564)	$17,723
Municipal securities	8,182	16	(179)	8,019
Mortgage-backed securities	104,585	185	(1,090)	103,680
Total	$131,046	$209	$(1,833)	$129,422

The amortized cost and estimated market value of securities at December 31, 2017, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$2,174	$2,175
Due from one year to five years	21,606	21,292
Due from five years to ten years	8,037	7,822
Due after ten years	4,486	4,440
	36,303	35,729
Mortgage-backed securities	117,263	116,215
Total	$153,566	$151,944

The following tables present the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities available-for-sale have been in a continuous unrealized loss position, as of December 31, 2017 and 2016 (in thousands):

	As of December 31, 2017
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government- sponsored enterprises (GSEs)	$1,358	$(1)	$13,420	$(431)	$14,778	$(432)
Municipal securities	3,418	(43)	2,112	(104)	5,530	(147)
Other debt securities	950	(24)	—	—	950	(24)
Mortgage-backed securities	61,332	(407)	35,048	(777)	96,380	(1,184)
Total	$67,058	$(475)	$50,580	$(1,312)	$117,638	$(1,787)
	As of December 31, 2016
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Government- sponsored enterprises (GSEs)	$14,702	$(564)	$—	$—	$14,702	$(564)
Municipal securities	6,368	(179)	—	—	6,368	(179)
Mortgage-backed securities	67,063	(690)	8,948	(400)	76,011	(1,090)
Total	$88,133	$(1,433)	$8,948	$(400)	$97,081	$(1,833)

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 3. Securities  Continued

At December 31, 2017, the categories of temporarily impaired securities, and management’s evaluation of those securities, are as follows:

U.S. Government-sponsored enterprises: At December 31, 2017, six investments in U.S. GSE securities had unrealized losses. These unrealized losses related principally to changes in market interest rates. The contractual terms of the investments does not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Bank does not intend to sell the investments and it is more likely than not that the Bank will not be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider these investments to be other-than temporarily impaired at December 31, 2017.

Municipal securities: At December 31, 2017, thirteen investments in obligations of municipal securities had unrealized losses. The Bank believes the unrealized losses on those investments were caused by the interest rate environment and do not relate to the underlying credit quality of the issuers. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider these investments to be other than temporarily impaired at December 31, 2017.

Other debt securities: At December 31, 2017, one investment in other debt securities had unrealized losses. The Bank believes the unrealized losses on this investment was caused by the interest rate environment and does not relate to the underlying credit quality of the issuers. Because the Bank does not intend to sell the investment and it is not more likely than not that the Bank will be required to sell the investment before recovery of their amortized cost bases, which may be maturity, the Bank does not consider this investment to be other than temporarily impaired at December 31, 2017.

Mortgage-backed securities: At December 31, 2017, sixty investments in residential mortgage-backed securities had unrealized losses. This impairment is believed to be caused by the current interest rate environment. The contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Because the decline in market value is attributable to the current interest rate environment and not credit quality, and because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider these investments to be other than temporarily impaired at December 31, 2017.

Sales of available for sale securities for the years ended December 31, 2017 and 2016, were as follows (in thousands):

	2017	2016
Proceeds	$12,614	$31,599
Gains realized	145	200
Losses realized	2	—

Securities with a carrying value of $97,160,059 and $86,351,097 at December 31, 2017 and 2016, respectively, were pledged to secure various deposits, securities sold under agreements to repurchase, as collateral for federal funds purchased from other financial institutions and serve as collateral for borrowings at the Federal Home Loan Bank.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses

Portfolio Segmentation:

At December 31, 2017 and 2016, loans consisted of the following (in thousands):

	December 31, 2017			December 31, 2016
	PCI Loans	All Other Loans	Total	PCI Loans	All Other Loans	Total
Commercial real estate	$17,903	$625,085	$642,988	$14,943	$400,265	$415,208
Consumer real estate	7,450	286,007	293,457	9,004	178,798	187,802
Construction and land development	5,120	130,289	135,409	1,678	116,191	117,869
Commercial and industrial	858	237,229	238,087	1,568	83,454	85,022
Consumer and other	1,463	11,854	13,317	—	7,475	7,475
Total loans	32,794	1,290,464	1,323,258	27,193	786,183	813,376
Less: Allowance for loan losses	(16)	(5,844)	(5,860)	—	(5,105)	(5,105)
Loans, net	$32,778	$1,284,620	$1,317,398	$27,193	$781,078	$808,271

For purposes of the disclosures required pursuant to the adoption of ASC 310, the loan portfolio was disaggregated into segments. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. There are five loan portfolio segments that include commercial real estate, consumer real estate, construction and land development, commercial and industrial, and consumer and other.

The following describe risk characteristics relevant to each of the portfolio segments:

Commercial Real Estate: Commercial real estate loans include owner-occupied commercial real estate loans and loans secured by income-producing properties. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Consumer Real Estate: Consumer real estate loans include real estate loans secured by first liens, second liens, or open end real estate loans, such as home equity lines. These are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property. One to four family first mortgage loans are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Construction and Land Development: Loans for real estate construction and development are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Commercial and Industrial: The commercial and industrial loan portfolio segment includes commercial, financial, and agricultural loans. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers’ business operations.

Consumer and Other: The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, and educational loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

Credit Risk Management:

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Credit Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer real estate and consumer and other portfolio segments, the risk management process focuses on managing customers who become delinquent in their payments. For the other portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios, including a third party review of the largest credits on an annual basis or more frequently as needed. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur periodically to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by the Senior Credit Officer and the Directors Loan Committee.

The allowance for loan losses is a valuation reserve allowance established through provisions for loan losses charged against income. The allowance for loan losses, which is evaluated quarterly, is maintained at a level that management deems sufficient to absorb probable losses inherent in the loan portfolio. Loans deemed to be uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off amounts are credited to the allowance for loan losses. The allowance for loan losses is comprised of specific valuation allowances for loans evaluated individually for impairment and general allocations for pools of homogeneous loans with similar risk characteristics and trends.

The allowance for loan losses related to specific loans is based on management’s estimate of potential losses on impaired loans as determined by (1) the present value of expected future cash flows; (2) the fair value of collateral if the loan is determined to be collateral dependent or (3) the loan’s observable market price. The Company’s homogeneous loan pools include commercial real estate loans, consumer real estate loans, construction and land development loans, commercial and industrial loans, and consumer and other loans. The general allocations to these loan pools are based on the historical loss rates for specific loan types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors.

The qualitative factors considered by management include, among other factors, (1) changes in local and national economic conditions; (2) changes in asset quality; (3) changes in loan portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan structuring and pricing; (6) the impact of interest rate changes on portfolio risk and (7) effectiveness of the Company’s loan policies, procedures and internal controls. The total allowance established for each homogeneous loan pool represents the product of the historical loss ratio adjusted for qualitative factors and the total dollar amount of the loans in the pool.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

The composition of loans by loan classification for impaired and performing loan status at December 31, 2017 and 2016, is summarized in the tables below (amounts in thousands):

	December 31, 2017
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$624,638	$284,585	$129,742	$237,016	$11,842	$1,287,823
Impaired loans	447	1,422	547	213	12	2,641
	625,085	286,007	130,289	237,229	11,854	1,290,464
PCI loans	17,903	7,450	5,120	858	1,463	32,794
Total	$642,988	$293,457	$135,409	$238,087	$13,317	$1,323,258
	December 31, 2016
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$400,146	$177,977	$115,326	$83,244	$7,475	$784,168
Impaired loans	119	821	865	210	—	2,015
	400,265	178,798	116,191	83,454	7,475	786,183
PCI loans	14,943	9,004	1,678	1,568	—	27,193
Total loans	$415,208	$187,802	$117,869	$85,022	$7,475	$813,376

The following tables show the allowance for loan losses allocation by loan classification for impaired and performing loans as of December 31, 2017 and 2016 (amounts in thousands):

	December 31, 2017
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$2,444	$1,340	$521	$890	$204	$5,399
PCI loans	16	—	—	—	—	16
Impaired loans	5	256	—	172	12	445
Total	$2,465	$1,596	$521	$1,062	$216	$5,860
	December 31, 2016
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Performing loans	$2,369	$1,382	$717	$516	$117	$5,101
PCI Loans	—	—	—	—	—	—
Impaired loans	—	—	—	4	—	4
Total	$2,369	$1,382	$717	$520	$117	$5,105

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

The following tables detail the changes in the allowance for loan losses for the year ending December 31, 2017 and December 31, 2016, by loan classification (amounts in thousands):

	December 31, 2017
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Beginning balance	$2,369	$1,382	$717	$520	$117	$5,105
Loans charged off	—	(111)	—	(24)	(141)	(276)
Recoveries of loans charged off	8	99	13	67	61	248
Provision (reallocation) charged to operating expense	88	226	(209)	499	179	783
Ending balance	$2,465	$1,596	$521	$1,062	$216	$5,860
	December 31, 2016
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Beginning balance	$1,906	$1,015	$627	$777	$29	$4,354
Loans charged off	—	(102)	(14)	(35)	(155)	(306)
Recoveries of loans charged off	45	76	22	58	68	269
Provision (reallocation) charged to operating expense	418	393	82	(280)	175	788
Ending balance	$2,369	$1,382	$717	$520	$117	$5,105

A description of the general characteristics of the risk grades used by the Company is as follows:

Pass: Loans in this risk category involve borrowers of acceptable-to-strong credit quality and risk who have the apparent ability to satisfy their loan obligations. Loans in this risk grade would possess sufficient mitigating factors, such as adequate collateral or strong guarantors possessing the capacity to repay the debt if required, for any weakness that may exist.

Watch: Loans in this risk category involve borrowers that exhibit characteristics, or are operating under conditions that, if not successfully mitigated as planned, have a reasonable risk of resulting in a downgrade within the next six to twelve months. Loans may remain in this risk category for six months and then are either upgraded or downgraded upon subsequent evaluation.

Special Mention: Loans in this risk grade are the equivalent of the regulatory definition of “Other Assets Especially Mentioned” classification. Loans in this category possess some credit deficiency or potential weakness, which requires a high level of management attention. Potential weaknesses include declining trends in operating earnings and cash flows and /or reliance on the secondary source of repayment. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the asset or in the Company’s credit position.

Substandard: Loans in this risk grade are inadequately protected by the borrower’s current financial condition and payment capability or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the orderly repayment of debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans in this risk grade have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or orderly repayment in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Possibility of loss is extremely high, but because of certain important and reasonably specific factors that may work to the advantage and strengthening of the exposure, its classification as an estimated loss is deferred until its more exact status may be determined.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

Uncollectible: Loans in this risk grade are considered to be non-collectible and of such little value that their continuance as bankable assets is not warranted. This does not mean the loan has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan, even though partial recovery may be obtained in the future. Charge-offs against the allowance for loan losses are taken in the period in which the loan becomes uncollectible. Consequently, the Company typically does not maintain a recorded investment in loans within this category.

The following tables outline the amount of each loan classification and the amount categorized into each risk rating as of December 31, 2017 and 2016 (amounts in thousands):

Non PCI Loans

	December 31, 2017
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$616,028	$279,464	$129,359	$233,942	$11,624	$1,270,417
Watch	7,673	2,543	383	3,007	62	13,668
Special mention	1,006	2,627	—	64	155	3,852
Substandard	378	1,159	547	157	—	2,241
Doubtful	—	214	—	59	13	286
Total	$625,085	$286,007	$130,289	$237,229	$11,854	$1,290,464

PCI Loans

	December 31, 2017
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$14,386	$4,151	$4,134	$68	$819	$23,558
Watch	261	1,345	649	120	262	2,637
Special mention	—	456	—	58	24	538
Substandard	3,084	1,192	337	588	107	5,308
Doubtful	172	306	—	24	251	753
Total	$17,903	$7,450	$5,120	$858	$1,463	$32,794
Total loans	$642,988	$293,457	$135,409	$238,087	$13,317	$1,323,258

Non PCI Loans

	December 31, 2016
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$399,505	$177,466	$115,237	$82,992	$7,238	$782,438
Watch	640	550	89	252	—	1,531
Special mention	—	104	—	—	237	341
Substandard	120	678	865	210	—	1,873
Doubtful	—	—	—	—	—	—
Total	$400,265	$178,798	$116,191	$83,454	$7,475	$786,183

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

PCI Loans

	December 31, 2016
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Consumer and Other	Total
Pass	$11,836	$6,811	$1,019	$1,507	$—	$21,173
Watch	1,045	1,577	645	22	—	3,289
Special mention	—	—	—	12	—	12
Substandard	2,062	616	14	—	—	2,692
Doubtful	—	—	—	27	—	27
Total	$14,943	$9,004	$1,678	$1,568	$—	$27,193
Total loans	$415,208	$187,802	$117,869	$85,022	$7,475	$813,376

Past Due Loans:

A loan is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, management places a loan on nonaccrual when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due.

The following tables present the aging of the recorded investment in loans and leases as of December 31, 2017 and 2016 (amounts in thousands):

	December 31, 2017
	30-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due	PCI Loans	Current Loans	Total Loans
Commercial real estate	$517	$728	$128	$1,373	$17,903	$623,712	$642,988
Consumer real estate	963	33	991	1,987	7,450	284,020	293,457
Construction and land development	65	326	547	938	5,120	129,351	135,409
Commercial and industrial	286	131	85	502	858	236,727	238,087
Consumer and other	165	291	13	469	1,463	11,385	13,317
Total	$1,996	$1,509	$1,764	$5,269	$32,794	$1,285,195	$1,323,258
	December 31, 2016
	30-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due	PCI Loans	Current Loans	Total Loans
Commercial real estate	$395	$—	$—	$395	$14,943	$399,870	$415,208
Consumer real estate	695	699	386	1,780	9,004	177,018	187,802
Construction and land development	690	—	865	1,555	1,678	114,636	117,869
Commercial and industrial	257	—	164	421	1,568	83,033	85,022
Consumer and other	17	—	—	17	—	7,458	7,475
Total	$2,054	$699	$1,415	$4,168	$27,193	$782,015	$813,376

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

Impaired Loans:

A loan held for investment is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

The following is an analysis of the impaired loan portfolio detailing the related allowance recorded as of and for the years ended December 31, 2017 and 2016 (amounts in thousands):

	At December 31, 2017			For the year ended December 31, 2017
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Non PCI Loans:
Commercial real estate	$424	$454	$—	$204	$44
Consumer real estate	415	420	—	401	16
Construction and land development	547	547	—	628	—
Commercial and industrial	41	41	—	44	3
Consumer and other	—	—	—	—	—
	1,427	1,462	—	1,277	63

PCI loans: None in 2017

Impaired loans with a valuation allowance:
Non PCI Loans:
Commercial real estate	23	23	5	5	1
Consumer real estate	1,007	1,033	256	601	38
Construction and land development	—	—	—	—	—
Commercial and industrial	172	172	172	117	10
Consumer and other	12	13	12	2	1
	1,214	1,241	445	725	50
PCI loans:
Commercial real estate	16	123	16	3	16

Total impaired loans	$2,657	$2,826	$461	$2,005	$129
	At December 31, 2016			For the year ended December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Non PCI Loans:
Commercial real estate	$119	$119	$—	$1,311	$73
Consumer real estate	821	849	—	2,334	100
Construction and land development	865	865	—	967	3
Commercial and industrial	46	46	—	47	4
Consumer and other	—	—	—	—	—
	1,851	1,879	—	4,659	180

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

	At December 31, 2016			For the year ended December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
PCI loans: None in 2016

Impaired loans with a valuation allowance:
Non PCI Loans:
Commercial real estate	—	—	—	—	—
Consumer real estate	—	—	—	—	—
Construction and land development	—	—	—	—	—
Commercial and industrial	164	243	4	306	70
Consumer and other	—	—	—	—	—
	164	243	4	306	70
PCI loans: None in 2016
Total impaired loans	$2,015	$2,122	$4	$4,965	$250

Troubled Debt Restructurings:

At December 31, 2017 and 2016, impaired loans included loans that were classified as Troubled Debt Restructurings (“TDRs”). The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession.

In assessing whether or not a borrower is experiencing financial difficulties, the Company considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether (i) the debtor is currently in payment default on any of its debt; (ii) a payment default is probable in the foreseeable future without the modification; (iii) the debtor has declared or is in the process of declaring bankruptcy; and (iv) the debtor’s projected cash flow is sufficient to satisfy contractual payments due under the original terms of the loan without a modification.

The Company considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by the Company include the debtor’s ability to access funds at a market rate for debt with similar risk characteristics, the significance of the modification relative to unpaid principal balance or collateral value of the debt, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan.

The most common concessions granted by the Company generally include one or more modifications to the terms of the debt, such as (i) a reduction in the interest rate for the remaining life of the debt; (ii) an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk; (iii) a temporary period of interest-only payments; and (iv) a reduction in the contractual payment amount for either a short period or remaining term of the loan. As of December 31, 2017 and 2016, management had approximately $41,000 and $608,000, respectively, in loans that met the criteria for restructured. No restructured loans were on nonaccrual as of December 31, 2017. There were $442,000 restructured loans on nonaccrual at December 31, 2016. A loan is placed back on accrual status when both principal and interest are current and it is probable that management will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

There were no loans modified as troubled debt restructurings during the year ended December 31, 2017.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

The following table presents a summary of loans that were modified as troubled debt restructurings during the year ended December 31, 2016 (amounts in thousands):

December 31, 2016	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Construction and land development	1	$278	$278
Commercial and industrial	1	164	164

There were no loans that were modified as troubled debt restructurings during the past twelve months and for which there was a subsequent payment default.

Purchased Credit Impaired Loans:

The Company has acquired loans which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans at for the years ended December 31, 2017 and 2016 is as follows (in thousands):

	2017	2016
Commercial real estate	$23,366	$18,473
Consumer real estate	10,764	12,111
Construction and land development	6,285	2,553
Commercial and industrial	1,452	2,482
Consumer and other	1,710	—
Total loans	$43,577	$35,619
Less remaining purchase discount	(10,783)	(8,426)
Total, gross	32,794	27,193
Less: Allowance for loan losses	(16)	—
Carrying amount, net of allowance	$32,778	$27,193

The following is a summary of the accretable discount on acquired loans for the years ended December 31, 2017 and 2016 (in thousands):

	2017	2016
Accretable yield, beginning of period	$8,950	$10,217
Additions	2,581	—
Accretion income	(4,217)	(2,588)
Reclassification from nonaccretable	926	1,585
Other changes, net	1,047	(264)
Accretable yield, end of period	$9,287	$8,950

The Company increased the allowance for loan losses on purchase credit impaired loans in the amount of approximately $16,000 during the year ended December 31, 2017 and no increases were made during the year ended December 31, 2016.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 4. Loans and Allowance for Loan Losses  Continued

Purchased credit impaired loans acquired from Capstone during the year ended December 31, 2017 for which it was probable at acquisition that all contractually required payments would not be collected are as follows (in thousands):

2017
Contractual principal and interest at acquisition	$25,288
Nonaccretable difference	5,725
Expected cash flows at acquisition	19,563
Accretable yield	2,581
Basis in PCI loans at acquisition-estimated fair value	$16,982

Related Party Loans:

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. A summary of activity in loans to related parties is as follows (in thousands):

	2017	2016
Balance, beginning of year	$12,999	$10,851
Disbursements	14,533	855
Removal of credit lines	—	(1,153)
Changes in ownership	—	4,830
Repayments	(9,202)	(2,384)
Balance, end of year	$18,330	$12,999

At December 31, 2017, the Company had pre-approved but unused lines of credit totaling approximately $5,833,000 to related parties.

Note 5. Premises and Equipment

A summary of premises and equipment at December 31, 2017 and 2016, is as follows (in thousands):

	2017	2016
Land and land improvements	$10,854	$8,354
Building and leasehold improvements	28,576	18,507
Furniture, fixtures and equipment	10,073	7,043
Construction in progress	1,495	2,789
Total, gross	50,998	36,693
Accumulated depreciation	(7,998)	(6,157)
Total, net	$43,000	$30,536

At December 31, 2017 management estimates the cost necessary to complete the construction in progress will be approximately $3.04 million.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 5. Premises and Equipment  Continued

The Company leases several branch locations and also has three ground leases under non-cancelable operating lease agreements. The leases expire between January 2018 and November 2023. Lease expense under the leases was $721,534 and $728,004 in 2017 and 2016, respectively. At December 31, 2017, the remaining minimum lease payments relating to these leases were as follows (in thousands):

2018	$608
2019	500
2020	487
2021	344
2022	124
2023	40

Depreciation expense was $1,841,524 and $1,435,090 for the years ended December 31, 2017 and 2016, respectively.

Note 6. Deposits

The aggregate amount of time deposits in denominations of $250,000 or more was approximately $171,529,000 and $123,053,000 at December 31, 2017 and 2016, respectively. At December 31, 2017, the scheduled maturities of time deposits are as follows (in thousands):

2018	$290,093
2019	84,906
2020	36,170
2021	14,353
2022	16,039
Thereafter	120
Total	$441,681

As of December 31, 2017 and 2016, there was a fair value adjustment of $1,092,456 and $303,981, respectively, to time deposits as a result of business combinations.

At December 31, 2017 and 2016, the Company had $155,000 and $76,380, respectively, of deposit accounts in overdraft status that have been reclassified to loans on the accompanying consolidated balance sheets. From time to time, the Company engages in deposit transactions with its directors, executive officers and their related interests (collectively referred to as “related parties”). Such deposits are made in the ordinary course of business and on substantially the same terms as those for comparable transactions prevailing at the time and do not present other unfavorable features. The total amount of related party deposits was $16.7 million and $15.1 millionat December 31, 2017 and 2016, respectively.

Note 7. Goodwill and Intangible Assets

Goodwill and intangible assets

Past business combinations have created $42,873,689 in goodwill for the Company.

Finite lived intangible assets of the Company represent a core deposit premium recorded upon the purchase of certain assets and liabilities from other financial institutions. The Company reviews the carrying value of this intangible on an annual basis and on an interim basis if certain events or circumstances indicate that an impairment loss may have been incurred. Management has determined that no impairment has occurred on this asset.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 7. Goodwill and Intangible Assets Continued

The following table presents information about our core deposit premium intangible asset at December 31 (in thousands):

	2017		2016
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible asset:
Core deposit intangible	$8,589	$626	$2,750	$280

The following table presents information about aggregate amortization expense for 2017 and 2016 and for the succeeding fiscal years as follows (in thousands):

	2017	2016
Aggregate amortization expense of core deposit premium intangible	$346	$305

Estimated aggregate amortization expense of the core deposit premium intangible for the year ending December 31 (in thousands):

2018	$772
2019	772
2020	717
2021	670
2022	670
Thereafter	4,362
Total	$7,963

Note 8. Income Taxes

Income tax expense in the consolidated statements of income for the years ended December 31, 2017 and 2016, includes the following (in thousands):

	2017	2016
Current tax expense
Federal	$1,962	$2,503
State	428	531
Deferred tax expense (benefit) related to:
Provision for loan losses	(355)	(320)
Depreciation	374	203
Fair value adjustments	1,611	356
Nonaccrual interest	(26)	(26)
Foreclosed real estate	55	117
Core deposit intangible	(123)	(117)
Other	63	115
Change in tax rate	2,440	—
Total income tax expense	$6,429	$3,362

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 8. Income Taxes Continued

The income tax expense is different from the expected tax expense computed by multiplying income before income tax expense by the statutory income tax rates. The reasons for this difference are as follows (in thousands):

	2017	2016
Federal income tax expense computed at the statutory rate	$3,891	$3,115
State income taxes, net of federal tax benefit	491	393
Nondeductible acquisition expenses	364	—
Change in tax rate	2,440	—
Other	(757)	(146)
Total income tax expense	$6,429	$3,362

The components of the net deferred tax asset as of December 31, 2017 and 2016, were as follows (in thousands):

	2017	2016
Deferred tax assets:
Allowance for loan losses	$1,561	$1,932
Fair value adjustments	4,829	3,744
Foreclosed real estate	301	539
Deferred compensation	849	415
State net operating loss carryforward	—	—
Other	849	561
Total deferred tax assets	8,389	7,191
Deferred tax liabilities:
Accumulated depreciation	1,194	1,903
Core deposit intangible	1,945	946
Other	223	639
Total deferred tax liabilities	3,362	3,488
Net deferred tax asset	$5,027	$3,703

The income tax returns of the Company for 2016, 2015, and 2014 are subject to examination by the federal and state taxing authorities, generally for three years after they were filed.

Note 9. Federal Home Loan Bank Advances and Other Borrowings

Line of Credit:

On August 28, 2015, the Company entered into a loan agreement (the “Loan Agreement”) with CapStar Bank (the “Lender”) providing for a revolving line of credit of up to $8,000,000. The line of credit was paid in full in March 2016 after which the line matured on February 28, 2017.

On October 31, 2017, the Company entered into a loan agreement (the “Loan Agreement No. 2 ”) with CapStar Bank (the “Lender”) providing for a revolving line of credit of up to $15,000,000. The Company may borrow and reborrow under the revolving line of credit until the line of credit termination date of January 15, 2019, after which no advances under the revolving line of credit may be reborrowed. The term loan commencement date would begin on January 16, 2019. Line of Credit borrowings and the term loan will accrue interest at the Lender’s prime rate minus .25%, subject to a 3.50% floor.

Beginning 90 days after the effective date of the revolving line of credit, the Company is required to pay quarterly payments of interest. In addition, commencing on January 15, 2019, the Company must pay quarterly principal amortization payments of $262,500 for each fiscal quarter in 2019, $287,500 for each fiscal quarter in

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 9. Federal Home Loan Bank Advances and Other Borrowings Continued

2020, $312,500 for each fiscal quarter in 2021 and $337,500 for each fiscal quarter in 2022 until and including the maturity date. The scheduled principal amortization payments are based upon the assumption that the revolving line of credit is fully drawn, and the required payments will be reduced on a pro-rata basis relative to the amount borrowed if the revolving line of credit is not fully drawn. The loan will mature on October 15, 2022, at which time all outstanding amounts under the loan agreement no. 2 will become due and payable. In connection with entering into the Loan Agreement No. 2, the Company issued to the Lender a line of credit note dated as of October 31, 2017.

The Loan Agreement No. 2 contains typical representations, warranties and covenants for a revolving line of credit, and the loan agreement has certain financial covenants and capital ratio requirements. Pursuant to the Loan Agreement No. 2, the Bank may not permit non-performing assets to be greater than 3.25% of total assets. The Bank must not permit its Texas ratio (nonperforming assets divided by the sum of tangible equity plus the allowance for loan and lease losses) to be greater than 35.00%, and must not permit its liquidity ratio to be less than 9.00% (or less than 10.00% for two consecutive quarters). The Bank will not permit, at the end of each quarter, its returns on average assets to be less than .45% from December 31, 2017 through and including September 30, 2018 and .50% at December 31, 2018 and thereafter. The Bank will not permit the debt service coverage ratio, as of June 30 and December 31 of each fiscal year, commencing on December 31, 2017, to be less than 1.25:1.00.

The regulatory covenant states the Company will be “well capitalized,” or such other successor term with a similar meaning, for all applicable state and federal regulatory purposes at all times, and will not be subject to any written agreement, order, capital directive or prompt corrective action directive by any Governmental Authority having regulatory authority over the Company, except where such order, capital directive or prompt corrective action directive does not result in, nor could reasonably be expected to result in, a Material Adverse Effect, or if required by any Governmental Authority having regulatory authority over the Borrower in order to remain “well capitalized” and in compliance with all applicable regulatory requirements, will have such higher amounts of Total Risk-based Capital and Tier 1 Risk-based Capital and/or such greater Tier 1 Leverage Ratio as specified by such Governmental Authority. Each Financial Institution Subsidiary of the Company will be “well capitalized,” or such other successor term with a similar meaning, for all applicable state and federal regulatory purposes at all times, and such Financial Institution Subsidiary (i) will have a Total Risk-based Capital Ratio of 10.50% or greater, a Tier 1 Risk based Capital Ratio of 9.50% or greater, and a Tier 1 Leverage Ratio of 8.00% or greater (each as defined by applicable federal and state regulations or orders) and not be subject to any written agreement, order, capital directive or prompt corrective action directive by any Governmental Authority having regulatory authority over such Financial Institution Subsidiary, except where such order, capital directive or prompt corrective action directive does not result in, nor could reasonably be expected to result in, a Material Adverse Effect, or (ii) if required by any Governmental Authority having regulatory authority over such Financial Institution Subsidiary in order to remain “well capitalized” and in compliance with all applicable regulatory requirements, will have such higher amounts of Total Risk-based Capital and Tier 1 Risk-based Capital and/or such greater Tier 1 Leverage Ratio as specified by such Governmental Authority. Notwithstanding the foregoing, if at any time any such Governmental Authority changes the definition of “well capitalized” either by amending such ratios or otherwise, such amended definition, and any such amended or new ratios, shall automatically, and in lieu of the existing definitions and ratios set forth in this Section, be incorporated by reference into this Agreement as the minimum standard for the Company or any Financial Institution Subsidiary, as the case may be, on and as of the date that any such amendment becomes effective by applicable statute, regulation, order or otherwise.

The interest coverage ratio covenant states the Company will not permit, as of June 30 and December 31 of each fiscal year, commencing December 31, 2017, its interest coverage ratio to be less than 2.50:1.00.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 9. Federal Home Loan Bank Advances and Other Borrowings Continued

As of December 31, 2017, the Company and the Bank were in compliance with all of the loan covenants except for the return on assets. The return on assets covenant was not met due to the tax law enacted in December 2017 which caused the Company to write down the deferred tax asset to the new tax rate. Capstar has waived the covenant for December 2017 since the non-compliance was due to the tax law change and not caused by operations of the Company or Bank.

The Loan Agreement No. 2 has standard and commercially reasonable events of default, such as non-payment, failure to perform any covenant or agreement, breach of any representation or warranty, failure to pay other material indebtedness, bankruptcy, insolvency, any ERISA event, any material judgment, any material adverse effect, any change in control, any failure to be insured by the FDIC or any action by a governmental or regulatory authority, etc. The Lender has the right to accelerate the indebtedness upon an event of default.

The obligations of the Company under the Loan Agreement No. 2 are secured by a pledge of all of the capital stock of the Bank pursuant to stock pledge and security agreements. In the event of a default by the Company under the loan Agreement, the lender may terminate the commitments made under the loan agreement, declare all amounts outstanding to be payable immediately, and exercise or pursue any other remedy permitted under the loan agreement or the pledge agreements, or conferred to the lender by operation of law. As of December 31, 2017, the outstanding borrowings under the line of credit were $10,000,000 and the rate was 4.25%.

The primary source of liquidity for the Company is the payment of dividends from the Bank. As of December 31, 2016 and 2017, the Bank was under no dividend restrictions that requires regulatory approval prior to the payment of a dividend from the Bank to the Company.

FHLB borrowings:

The Bank has agreements with the Federal Home Loan Bank of Cincinnati (FHLB) that can provide advances to the Bank in an amount up to $36,224,294. All of the loans are secured by first mortgages on 1-4 family residential, multi-family properties and commercial properties and are pledged as collateral for these advances. Additionally, the Bank pledged securities to FHLB with a carrying amount of $16,252,434 at December 31, 2017 and $14,844,441 at December 31, 2016.

At December 31, 2017, there were no advances from the FHLB. At December 31, 2016, FHLB advances consisted of the following (amounts in thousands):

Long-term advance dated January 10, 2007, requiring monthly interest payments, fixed at 4.25%, with a put option exercisable in January 2008 and then quarterly thereafter, principal due in January 2017	$5,000

As of December 31, 2017 and December 31, 2016, there was a fair value adjustment of $0 and $5,765, respectively, to FHLB borrowings as a result of a business combination.

During the fixed rate term, the advances may be prepaid subject to a prepayment penalty as defined in the agreements. On agreements with put options, the FHLB has the right, at its discretion, to terminate the entire advance prior to the stated maturity date. The termination option may only be exercised on the expiration date of the predetermined lockout period and on a quarterly basis thereafter.

At December 31, 2017, scheduled maturities of the Federal Home Loan Bank advances, federal funds purchased of $33,600,000, and other borrowings are as follows (amounts in thousands):

2018	$33,600
2022	$10,000

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 10. Employee Benefit Plans

401(k) Plan:

The Company provides a deferred salary reduction plan (“Plan”) under Section 401 (k) of the Internal Revenue Code covering substantially all employees. After one year of service the Company matches 100 percent of employee contributions up to 3 percent of compensation and 50 percent of employee contributions on the next 2 percent of compensation. The Company’s contribution to the Plan was $427,975 in 2017 and $403,309 in 2016.

Stock Option Plans:

The Company has one currently active equity incentive plan administered by the Board of Directors, and three plans or programs, pursuant to which the Company has outstanding prior grants. These plans are described below:

Legacy Cornerstone Bancshares, Inc. 2002 Long Term Incentive Plan – The plan provided Cornerstone Bancshares, Inc. officers and employees incentive stock options or non-qualified stock options to purchase shares of common stock. The exercise price for incentive stock options was not less than 100 percent of the fair market value of the common stock on the date of the grant. The exercise price of the non-qualified stock options was equal to or more or less than the fair market value of the common stock on the date of the grant. This plan expired in 2012.

Legacy Cornerstone Non-Qualified Plan Options — During 2013 and 2014, Cornerstone issued non-qualified options to employees and directors. The options were originally documented in 2013 as being issued out of the Cornerstone Bancshares, Inc. 2002 Long Term Incentive Plan but that plan expired in 2012. The non-qualified options are governed by the grant document issued to the holders which incorporate the terms of the plan by reference.

Legacy SmartFinancial, Inc. 2010 Incentive Plan - This plan was assumed by the Company on August 31, 2015. This plan provides for incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance awards, dividend equivalents and stock or other stock-based awards. The maximum number of common shares that could be sold or optioned under the plan is 525,000 shares. Under the plan, the exercise price of each option could not be less than 100 percent of the fair market value of the common stock on the date of grant.

2015 Stock Incentive Plan – This plan provides for incentive stock options, nonqualified stock options, and restricted stock. The maximum number of shares of common stock that can be sold or optioned under the plan is 2,000,000 shares. The term of each option shall be no more than ten years from the date of grant. In the case of an incentive stock option granted to a participant who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company or any parent or subsidiary thereof, the term of the option shall be five years from the date of grant or such shorter term as may be provided in the award agreement.

The per share exercise price for the shares to be issued upon exercise of an option shall be such price as is determined by the plan administrator, subject to the following: In the case of an incentive stock option: (1) granted to an employee who, at the time of grant of such option, owns stock representing more than ten percent of the voting power of all classes of stock of the company or any parent or subsidiary thereof, the exercise price shall be no less than one hundred and ten percent of the fair market value per share on the date of grant; or (2) granted to any other employee, the per share exercise price shall be no less than one hundred percent of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price shall be no less than one hundred percent of the fair market value per share on the date of grant, unless otherwise determined by the Administrator.

The incentive stock options vest 30 percent on the second anniversary of the grant date, 30 percent on the third anniversary of the grant date and 40 percent on the fourth anniversary of the grant date. Director non-qualified stock options vest 50 percent on the first anniversary of the grant date and 50 percent on the second anniversary of the grant date.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 10. Employee Benefit Plans Continued

Legacy Capstone Stock Option Plan - This plan was assumed by the Company on November 3, 2017 and subsequently closed. The plan provided for incentive stock options and nonqualified stock options. Under the plan, the exercise price of each option could not be less than 100 percent of the fair market value of the common stock on the date of grant.

A summary of the status of these stock option plans is presented in the following table:

	Number	Weighted Average Exercisable Price
Outstanding at December 31, 2016	717,524	$10.57
Granted	—	—
Exercised	(506,923)	9.64
Forfeited	(24,496)	19.90
Capstone options assumed in business combination	130,469	11.76
Outstanding at December 31, 2017	316,574	$11.82
	Number	Weighted Average Exercisable Price
Outstanding at December 31, 2015	817,414	$10.62
Granted	—	—
Exercised	(89,556)	8.98
Forfeited	(10,334)	28.49
Outstanding at December 31, 2016	717,524	$10.57

Information pertaining to options outstanding at December 31, 2017, is as follows:

	Options Outstanding				Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
6.60	37,500	4.2 years	6.60	37,500	6.60
6.80	16,875	3.2 years	6.80	16,875	6.80
9.48	26,875	5.2 years	9.48	26,875	9.48
9.60	35,625	6.2 years	9.60	35,625	9.60
11.67	2,000	3.1 years	11.67	2,000	11.67
11.76	130,469	1.9 years	11.76	130,469	11.76
14.40	12,805	1.2 years	14.40	12,805	14.40
15.05	41,259	7.8 years	15.05	17,804	15.05
31.96	13,166	0.2 years	31.96	13,166	31.96
Outstanding, end of year	316,574	3.7 years	11.82	293,119	11.56

The Company recognized stock option compensation expense of $97,966 and $132,635 for the periods ended December 31, 2017 and 2016, respectively. Stock appreciation rights compensation expense of $21,829 was recognized for the period ended December 31, 2017. There was no stock appreciated rights compensation expense recognized for the period ended December 31, 2016. Direct stock grant expense issued to local advisory

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 10. Employee Benefit Plans Continued

board members of $31,791 was included in salary and benefit expense for the period ended December 31, 2017. There was no direct stock grant expense for the period ended December 31, 2016. The total fair value of shares underlying the options which vested during the periods ended December 31, 2017 and 2016, was $313,977 and $95,658, respectively. The income tax benefit recognized for the exercise of options for the periods ended December 31, 2017 and 2016 was $1,331,689 and $252,931 respectively.

The intrinsic value of options exercised during the periods ended December 31, 2017 and 2016 was $5,468,780 and $660,476, respectively. The aggregate intrinsic value of total options outstanding and exercisable options at December 31, 2017 was $3,261,940 and $3,105,964, respectively. Cash received from options exercised under all share-based payment arrangements for the period ended December 31, 2017 was $4,885,646.

Information related to non-vested options for the period ended December 31, 2017, is as follows:

	Number	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2016	47,970	$12.31
Granted	—	—
Vested	(14,469)	12.31
Forfeited/expired	(10,046)	12.31
Nonvested at December 31, 2017	23,455	$12.31

As of December 31, 2017, there was approximately $258,000 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.0 years. There were no stock options granted during the twelve months period ended December 31, 2017 and December 31, 2016.

Restricted Stock Awards:

On August 4, 2017, the the Board of Directors of the Company made grants of 27,500 shares of restricted stock under the Company’s 2015 Stock Incentive Plan to certain executives of the Company. The restricted shares of stock, which are subject to the terms of a Restricted Stock Grant Agreement between the Company and each recipient, will fully vest on the fifth anniversary of the grant date. Prior to vesting, the recipient will be entitled to vote the shares and receive dividends, if any, declared by the Company with respect to its common stock. Compensation expense for restricted stock is based on the fair value of the restricted stock awards at the time of the grant, which is equal to the market value of the Company’s common stock on the date of grant. The value of the restricted stock grants that are expected to vest is amortized monthly into compensation expense over the five year vesting period. The restricted shares had a fair value of $24.58 per share on the date of issuance.

For the period ended December 31, 2017, compensation expense of $56,330 was recognized related to non-vested restricted stock awards. There was no compensation expenses related to these awards in 2016. As of December 31, 2017, there was $619,620 of unrecognized compensation cost related to non-vested restricted stock awards granted under the plan.

The following table summarizes activity relating to non-vested restricted stock awards:

Number
Nonvested at December 31, 2016	—
Granted	27,500
Vested	—
Forfeited/expired	—
Nonvested at December 31, 2017	27,500

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 11. Securities Sold Under Agreements to Repurchase

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

At December 31, 2017 and 2016, the Company had securities sold under agreements to repurchase of $24,054,730 and $26,621,984, respectively, with commercial checking customers.

Note 12. Commitments and Contingencies

Loan Commitments:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing and depository needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit are variable rate instruments while the standby letters of credit are primarily fixed rate instruments.

The Company’s exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

A summary of the Company’s total contractual amount for all off-balance sheet commitments at December 31, 2017 is as follows:

Commitments to extend credit	292.8 million
Standby letters of credit, issued by the Company	5.5 million

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit issued by the Company are conditional commitments to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies and is required in instances which the Company deems necessary.

At December 31, 2017 and 2016, the carrying amount of liabilities related to the Company’s obligation to perform under standby letters of credit was insignificant. The Company has not been required to perform on any standby letters of credit, and the Company has not incurred any losses on standby letters of credit for the years ended December 31, 2017 and 2016.

Contingencies:

In the normal course of business, the Company may become involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 13. Regulatory Matters

Regulatory Capital Requirements:

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Company on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in at the rate of 0.625% per year from 0.0% in 2015 to 2.50% on January 1, 2019. The capital conservation buffer for 2017 is 1.25% and for 2016 is 0.625%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2017, the Company and Bank meet all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2017 and 2016, the most recent regulatory notifications categorized both the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category. Management currently believes, based on internal capital analysis and earnings projections, the Company’s and the Bank’s capital position is adequate to meet current and future regulatory minimum capital requirements.

Regulatory Restrictions on Dividends:

Pursuant to Tennessee banking law, the Bank may not, without the prior consent of the Commissioner of the Tennessee Department of Financial Institutions (TDFI), pay any dividends to the Company in a calendar year in excess of the total of the Bank’s retained net income for that year plus the retained net income for the preceding two years. During the year ended December 31, 2017, SmartBank paid no dividends to the Company. As of December 31, 2017, the Bank could pay approximately $11.5 million of additional dividends to the Company without prior approval of the Commissioner of the TDFI.

Regulatory Capital Levels:

Actual and required capital levels at December 31, 2017 and 2016 are presented below (dollars in thousands): are

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions(1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
SmartFinancial, Inc.
Total Capital (to Risk-Weighted Assets)	$163,683	10.98%	$119,257	8.00%
Tier 1 Capital (to Risk-Weighted Assets)	157,823	10.59%	89,442	6.00%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	157,823	10.59%	67,082	4.50%
Tier 1 Capital (to Average Assets)	157,823	10.78%	58,562	4.00%

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 13. Regulatory Matters Continued

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions(1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
SmartBank
Total Capital (to Risk-Weighted Assets)	$168,148	11.29%	$119,111	8.00%	$148,889	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	162,288	10.90%	89,333	6.00%	119,111	8.00%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	162,288	10.90%	67,000	4.50%	96,778	6.50%
Tier 1 Capital (to Average Assets)	162,288	11.26%	57,656	4.00%	72,070	5.00%
(1)	The prompt corrective action provisions are applicable at the Bank level only.
	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions(1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
SmartFinancial, Inc.
Total Capital (to Risk-Weighted Assets)	$105,756	11.99%	$70,553	8.00%
Tier 1 Capital (to Risk-Weighted Assets)	100,651	11.42%	52,915	6.00%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	88,651	10.05%	39,686	4.50%
Tier 1 Capital (to Average Assets)	100,651	9.81%	41,052	4.00%

SmartBank
Total Capital (to Risk-Weighted Assets)	$104,705	11.88%	$70,535	8.00%	$88,169	10.00%
Tier 1 Capital (to Risk-Weighted Assets)	99,600	11.30%	52,901	6.00%	70,535	8.00%
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	99,600	11.30%	39,676	4.50%	57,310	6.50%
Tier 1 Capital (to Average Assets)	99,600	9.71%	41,041	4.00%	51,301	5.00%
(1)	The prompt corrective action provisions are applicable at the Bank level only.

Note 14. Concentrations of Credit Risk

The Company originates primarily commercial, residential, and consumer loans to customers in Tennessee, Florida, Georgia and Alabama. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these areas.

Eighty-one percent of the Company’s loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company’s primary market areas. Commercial real estate, including commercial construction loans, represented 56 percent of the loan portfolio at December 31, 2017, and 61 percent of the loan portfolio at December 31, 2016. Accordingly, the ultimate collectability of the loan portfolio and recovery of the carrying amount of foreclosed assets is susceptible to changes in real estate conditions in the Company’s primary market areas. The other concentrations of credit by type of loan are set forth in Note 4.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 14. Concentrations of Credit Risk Continued

The Bank, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $42,325,000.

Note 15. Fair Value of Assets and Liabilities

Determination of Fair Value:

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with Fair Value Measurements and Disclosures topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy:

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents: For cash and due from banks, interest-bearing deposits, and federal funds sold, the carrying amount is a reasonable estimate of fair value based on the short-term nature of the assets and are considered Level 1 inputs.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 15. Fair Value of Assets and Liabilities Continued

Securities Available for Sale: Where quoted prices are available in an active market, management classifies the securities within Level 1 of the valuation hierarchy. If quoted market prices are not available, management estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, including GSE obligations, corporate bonds, and other securities. Mortgage-backed securities are included in Level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, management classifies those securities in Level 3.

Restricted Investments: It is not practicable to determine the fair value of restricted investments due the restrictions placed on its transferability.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair value for fixed rate loans are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. These methods are considered Level 3 inputs.

Deposits: The fair values disclosed for demand deposits (for example, interest and noninterest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts) and are considered Level 1 inputs. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits, and are considered Level 2 inputs.

Securities Sold Under Agreement to Repurchase: The carrying value of these liabilities approximates their fair value, and are considered Level 1 inputs.

Federal Home Loan Bank Advances and Other Borrowings: The fair value of the FHLB fixed rate borrowings are estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements, and are considered Level 2 inputs.

Commitments to Extend Credit and Standby Letters of Credit: Because commitments to extend credit and standby letters of credit are made using variable rates and have short maturities, the carrying value and the fair value are immaterial for disclosure.

Assets Measured at Fair Value on a Recurring Basis:

Assets recorded at fair value on a recurring basis are as follows, in thousands

	Balance as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Securities available-for-sale:
U.S. Government-sponsored enterprises (GSEs)	$25,776	$—	$25,776	$—
Municipal securities	9,003	—	9,003	—
Other debt securities	950	—	950	—
Mortgage-backed securities	116,215	—	116,215	—
Total securities available-for-sale	$151,944	$—	$151,944	$—

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 15. Fair Value of Assets and Liabilities Continued

	Balance as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Securities available-for-sale:
U.S. Government-sponsored enterprises (GSEs)	$17,723	$—	$17,723	$—
Municipal securities	8,019	—	8,019	—
Mortgage-backed securities	103,680	—	103,680	—
Total securities available-for-sale	$129,422	$—	$129,422	$—

The Company has no assets or liabilities whose fair values are measured on a recurring basis using Level 3 inputs. Additionally, there were no transfers between Level 1 and Level 2 in the fair value hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis:

Under certain circumstances management makes adjustments to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following tables present the financial instruments carried on the consolidated balance sheets by caption and by level in the fair value hierarchy, for which a nonrecurring change in fair value has been recorded (in thousands):

	Balance as of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Impaired loans	$769	$—	$—	$769
Foreclosed assets	3,254	—	—	3,254
	Balance as of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Impaired loans	$239	$—	$—	$239
Foreclosed assets	2,386	—	—	2,386

For Level 3 assets measured at fair value on a non-recurring basis as of December 31, 2017 and 2016, the significant unobservable inputs used in the fair value measurements are presented below.

	Balance as of December 31, 2017 (in thousands)	Valuation Technique	Significant Other Unobservable Input	Weighted Average of Input
Impaired loans	$769	Third Party Appraisal	Appraisal Discounts	35.5%
Foreclosed assets	3,254	Third Party Appraisal	Appraisal Discounts	17.8%

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 15. Fair Value of Assets and Liabilities Continued

	Balance as of December 31, 2016 (in thousands)	Valuation Technique	Significant Other Unobservable Input	Weighted Average of Input
Impaired loans	$239	Cash Flow	Discounted Cash Flow / Appraisal Discounts	2.4%
Foreclosed assets	2,386	Appraisal	Appraisal Discounts	12.2%

Impaired Loans: Loans considered impaired under ASC 310-10-35, Receivables, are loans for which, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent.

The fair value of impaired loans were measured based on the value of the collateral securing these loans or the discounted cash flows of the loans, as applicable. Impaired loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be discounted further based on management’s historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.

Foreclosed assets: Foreclosed assets, consisting of properties obtained through foreclosure or in satisfaction of loans, are initially recorded at fair value less estimated costs to sell upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. Fair values are generally based on third party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management’s historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less estimated costs to sell, a loss is recognized in noninterest expense.

Carrying value and estimated fair value:

The carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2017 and December 31, 2016 are as follows (in thousands):

	December 31, 2017		December 31, 2016
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$113,027	$113,027	$68,748	$68,748
Securities available for sale	151,944	151,944	129,422	129,422
Restricted investments	6,431	N/A	5,628	N/A
Loans, net	1,317,398	1,292,303	808,271	803,057

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 15. Fair Value of Assets and Liabilities Continued

	December 31, 2017		December 31, 2016
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Liabilities:
Noninterest-bearing demand deposits	220,520	220,520	153,483	153,483
Interest-bearing demand deposits	231,644	231,644	162,702	162,702
Savings deposits	543,645	543,645	274,605	274,605
Time deposits	442,774	443,547	316,275	316,734
Securities sold under agreements to repurchase	24,055	24,055	26,622	26,622
Federal Home Loan Bank advances and other borrowings	43,600	43,600	18,505	18,505

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 16. Small Business Lending Fund

In connection with the Company’s merger with Legacy SmartFinancial, Inc. in 2015, the Company assumed Legacy SmartFinancial’s obligations under a stock purchase agreement with the U.S. Department of the Treasury and issued 12,000 shares of preferred stock at $1,000 per share under the Small Business Lending Fund Program (the “SBLF Program”).The Company paid cash dividends at a one percent rate or $120,000 for the year ended December 31, 2015 on the preferred shares. On February 4, 2016 the dividend rate for the preferred shares increased to nine percent and as a result the Company incurred preferred stock dividends of $1,022,000 for the year ended December 31, 2016 .

On January 30, 2017, the Company completed a public offering of 2,010,084 million shares of its common stock, par value $1.00 per share, with the gross proceeds to the Company of approximately $33.2 million. On March 6, 2017, the Company used proceeds from the offering to redeem the $12 million of preferred stock and pay the $195 thousand accrued dividend.

Note 17. Concentration in Deposits

The Company had a concentration in its deposits of two customers totaling approximately $60,153,000 at December 31, 2016 and three customers totaling approximately $116,121,000 concentration of deposits at December 31, 2017.

Note 18. Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding and dilutive

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 18. Earnings Per Share Continued

common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options and restricted stock. The effect from the stock options on incremental shares from the assumed conversions for net income per share-basic and net income per share-diluted are presented below. There were antidilutive shares of 13,166 and 17,649 for the years ended December 31, 2017 and 2016, respectively.

(Dollars in thousands, except share amounts)	2017	2016
Basic earnings per share computation:
Net income available to common stockholders	$4,820	$4,777
Average common shares outstanding – basic	8,639,212	5,838,574
Basic earnings per share	$0.56	$0.82
Diluted earnings per share computation:
Net income available to common stockholders	$4,820	$4,777
Average common shares outstanding – basic	8,639,212	5,838,574
Incremental shares from assumed conversions:
Stock options	154,315	280,369
Average common shares outstanding - diluted	8,793,527	6,118,943
Diluted earnings per share	$0.55	$0.78

Note 19. Condensed Parent Information

(Dollars in thousands)

CONDENSED BALANCE SHEETS
	December 31, 2017	December 31, 2016
ASSETS
Cash	$3,936	$2,068
Investment in subsidiaries	168,104	100,023
Other assets	42,766	4,392

Total assets	$214,806	$106,483

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$(1,046)	$1,243
Other borrowings	10,000	—

Total liabilities	8,954	1,243

Stockholders’ equity	205,852	105,240

Total liabilities and stockholders’ equity	$214,806	$106,483

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 19. Condensed Parent Information Continued

CONDENSED STATEMENTS OF INCOME
	Years Ended December 31,
	2017	2016
INCOME
Dividends	$—	$3,000
Interest income	—	—
	—	3,000

EXPENSES
Interest expense	69	17
Other operating expenses	2,657	1,146

(Loss) income before equity in undistributed earnings of subsidiaries and income tax benefit	(2,726)	1,837

Equity in undistributed earnings of subsidiaries	7,134	3,520

Income tax benefit	607	442

Net income	5,015	5,799

Preferred stock dividend requirements	195	1,022

Net income available to common stockholders	$4,820	$4,777

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

Note 19. Condensed Parent Information Continued

STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,015	$5,799
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed income of subsidiary	(7,134)	(3,520)
Other	(2,449)	1,234

Net cash (used in) provided by operating activities	(4,568)	3,513

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of note payable	10,000	—
Repayment of note payable	—	(2,000)
Redemption of preferred stock	(12,000)	—
Proceeds from issuance of common stock	37,853	804
Payment of dividends on preferred stock	(195)	(752)

Net cash provided by (used in) financing activities	35,658	(1,948)

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash for purchase of Capstone Bancshares, Inc.	(14,222)	—
Capital injection in subsidiary	(15,000)

Net cash used in investing activities	(29,222)	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,868	1,565

CASH AND CASH EQUIVALENTS, beginning of year	2,068	503

CASH AND CASH EQUIVALENTS, end of year	$3,936	$2,068

Appendix A

Agreement and Plan of Merger
by and among
SmartFinancial, Inc., Foothills Bancorp, Inc. and Foothills Bank & Trust
dated June 27, 2018

AGREEMENT AND PLAN

OF

MERGER

SMARTFINANCIAL, INC.

FOOTHILLS BANCORP, INC.

AND

FOOTHILLS BANK & TRUST

June 27, 2018

A-i

EXHIBIT A: FORM OF VOTING AGREEMENT

A-ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of the 27th day of June, 2018, is made and entered into by and among SmartFinancial, Inc., a Tennessee corporation (“SmartFinancial”), Foothills Bancorp, Inc., a Tennessee corporation (“Bancorp”), and Foothills Bank & Trust, a Tennessee-chartered commercial bank and wholly owned subsidiary of Bancorp (the “Bank”), under authority of resolutions of their respective boards of directors duly adopted.

R E C I T A L S

A.   The board of directors of each of SmartFinancial, Bancorp, and the Bank has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of SmartFinancial, Bancorp, and the Bank, respectively, and their respective shareholders.

B.   As a material inducement for SmartFinancial to enter into this Agreement, each member of the board of directors of Bancorp has entered into a voting agreement dated as of the date hereof and substantially in the form attached hereto as Exhibit A pursuant to which such individual has agreed, among other things, to vote his or her shares of Bancorp Common Stock (as defined below) in favor of approval of this Agreement and the transactions contemplated hereby.

C.   For United States federal income tax purposes, the Parties (as defined below) intend for the Parent Merger (as defined below) provided for herein to qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations and formal guidance issued thereunder (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, for and in consideration of the foregoing, the mutual covenants, representations, warranties, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Certain Definitions. For purposes of and as used in this Agreement, the terms defined below shall, when capitalized, have the indicated meanings.

“Acquisition Proposal” means, with respect to a Party, any inquiry, indication, proposal, solicitation, or offer, or the filing of any regulatory application, notice, waiver, or request (whether in draft or final form), from or by any Person relating to (i) any direct or indirect sale, acquisition, purchase, lease, exchange, mortgage, pledge, transfer, or other disposition of 15% or more of such Party’s consolidated assets in a single transaction or series of transactions; (ii) any tender offer (including a self-tender) or exchange offer with respect to, or direct or indirect purchase or acquisition of, 15% or more of any class of equity or voting securities of such Party; or (iii) any merger, share exchange, consolidation, business combination, reorganization, recapitalization, or similar transaction involving such Party or any of its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person. For this purpose, the terms “controls,” “controlled by,” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Bancorp Common Stock” means the common stock, par value $1.00 per share, of Bancorp.

“Bancorp Option” means an option to acquire shares of Bancorp Common Stock under the Foothills Bank & Trust Stock Option Plan, as amended, or the Foothills Bancorp, Inc. Amended and Restated 2015 Stock Option Plan, as amended.

“Bancorp Preferred Stock” means the preferred stock, par value $1.00 per share, of Bancorp.

“Bancorp Stock” means, collectively, the Bancorp Common Stock and the Bancorp Preferred Stock.

“Bank Common Stock” means the common stock, par value $1.00 per share, of the Bank.

“Bank Preferred Stock” means the preferred stock, par value $1.00 per share, of the Bank.

“Bank Stock” means, collectively, the Bank Common Stock and the Bank Preferred Stock.

“Banking Act” means the Tennessee Banking Act, Tenn. Code Ann. § 45-1-101 et seq.

“BHCA” means the Bank Holding Company Act of 1956, as amended (12 U.S.C. § 1841 et seq.).

“Book-Entry Shares” means non-certificated shares of Bancorp Common Stock immediately prior to the Effective Time.

“Business Day” means Monday through Friday of each week, excluding legal holidays recognized as such by the United States government and any day on which banking institutions in the State of Tennessee are authorized or obligated to close.

“Certificate” means a certificate which prior to the Effective Time represents shares of Bancorp Common Stock.

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement dated May 30, 2018, by and among SmartFinancial, SmartBank (as defined below), Bancorp, and the Bank.

“Contract” means any contract, lease, deed, deed of trust, mortgage, license, instrument, note, commitment, undertaking, indenture, or other agreement, understanding, or legally binding arrangement, whether written or oral.

“Disclosure Memoranda” means, collectively, the SmartFinancial Disclosure Memorandum and the Foothills Disclosure Memorandum.

“Environmental Law” means any Law relating to (i) pollution, the protection, preservation, or restoration of the indoor or outdoor environment, human health and safety, or natural resources, (ii) the handling, use, storage, recycling, treatment, generation, transportation, processing, production, presence, disposal, release, or threatened release of or exposure to any Hazardous Substance or (iii) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, without limitation, (i) the following statutes, as amended, any successors thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations, and the like addressing similar matters: the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and (ii) any common Law that may impose Liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is considered one employer with a Party or any of such Party’s Subsidiaries under Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means shares of Bancorp Common Stock that, immediately prior to the Effective Time, are owned or held, other than in a bona fide fiduciary or agency capacity, by SmartFinancial, Bancorp, or the Bank, or any Subsidiary of SmartFinancial, Bancorp, or the Bank, including shares of Bancorp Common Stock held by Bancorp as treasury stock.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Foothills Financial Statements” means, collectively, the Audited Foothills Financials and the Interim Foothills Financials.

“Foothills Loan Property” means any property in which Bancorp or a Subsidiary of Bancorp holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Foothills Material Adverse Effect” means an effect, circumstance, occurrence, event, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, events, developments, or changes, (i) has had or could reasonably be expected to have a material and adverse effect on the business, condition (financial or otherwise), operations, or results of operations of Bancorp and its Subsidiaries taken as a whole or (ii) materially impairs the ability of Bancorp or the Bank to perform its obligations under this Agreement or prevents or materially impedes the consummation by Bancorp or the Bank of the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), the term Foothills Material Adverse Effect shall not be deemed to include the impact of any effect, circumstance, occurrence, event, development, or change resulting from (A) changes after the date of this Agreement in Laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by Governmental Entities, (B) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, (C) changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, or (D) actions or omissions of SmartFinancial, Bancorp, and the Bank required under this Agreement or taken or omitted to be taken with the prior written consent of SmartFinancial (in the case of actions or omissions by the Foothills Parties) or the Foothills Parties (in the case of actions or omissions by SmartFinancial); provided that effects, circumstances, occurrences, events, developments, and changes resulting from the changes or other matters described in clauses (A), (B), and (C) shall not be excluded in determining whether there exists or has occurred a Foothills Material Adverse Effect to the extent of any materially disproportionate impact they have on Bancorp and its Subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry.

“Foothills Participation Facility” means any facility in which Bancorp or a Subsidiary of Bancorp participates in the management thereof (including all property held as trustee or in any other fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Foothills Parties” means, collectively, Bancorp and the Bank.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Entity” means any federal, state, provincial, local, or foreign court, agency, arbitrator, mediator, tribunal, commission, governmental or regulatory authority, or other governmental or administrative body, instrumentality, or authority, including without limitation the SEC, the Federal Trade Commission, the United States Department of Justice, the United States Department of Labor, the IRS, the Federal Reserve, the FDIC, and the TDFI.

“Hazardous Substance” means any and all substances (whether solid, liquid, or gas) defined, listed, designated, classified, or otherwise regulated as pollutants, hazardous or toxic wastes, hazardous or toxic substances, hazardous or toxic materials, extremely hazardous or toxic wastes, flammable or explosive materials, radioactive materials, or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including without limitation oil, petroleum and petroleum products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter, and airborne pathogens (naturally occurring or otherwise).

“Intellectual Property” means (i) all inventions, whether or not patentable and whether or not reduced to practice, and all improvements thereon, and all patents, patent applications, and patent disclosures, together with all re-issues, continuations, continuations-in-part, divisions, extensions, and re-examinations thereof; (ii) all trademarks, whether registered or unregistered, service marks, logos, domain names, rights in or to Internet web sites, and corporate, fictitious, assumed, and trade names; (iii) all copyrights, whether registered or unregistered, and all applications, registrations, and renewals relative thereto; (iv) all datasets, databases, and related information and documentation; and (v) any and all other intellectual property and proprietary rights.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (i) with respect to SmartFinancial, the actual knowledge after reasonable inquiry of the president, chief executive officer, chief financial officer, chief operating officer, chief lending officer, and chief credit officer of SmartFinancial and SmartBank, as applicable, and (ii) with respect to the Foothills Parties, the actual knowledge after reasonable inquiry of Mark W. Loudermilk, Joseph Y. Hamdi, and Melissa G. Hodges, and their respective successors.

“Laws” means any and all federal, state, provincial, local, and foreign laws, constitutions, common law principles, ordinances, codes, statutes, judgments, determinations, injunctions, decrees, orders, rules, and regulations.

“Liability” means any debt, liability, commitment, or obligation of any kind, character, or nature whatsoever (whether accrued, contingent, absolute, known, unknown, or otherwise and whether due or to become due).

“Lien” means any lien, claim, attachment, garnishment, imperfection of title, defect, pledge, mortgage, deed of trust, hypothecation, security interest, charge, option, restriction, easement, reversionary interest, right of refusal, voting trust arrangement, buy-sell agreement, preemptive right, or other adverse claim, encumbrance, or right of any nature whatsoever.

“Loan” means a loan, commitment, lease, advance, credit enhancement, guarantee, or other extension of credit or borrowing arrangement.

“Nasdaq” means The Nasdaq Capital Market.

“Parties” means, collectively, SmartFinancial, Bancorp, and the Bank.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, and any other entity or organization, whether or not incorporated, including without limitation any Governmental Entity.

“Proxy Statement/Prospectus” means the proxy statement prepared by Bancorp to solicit approval of this Agreement and the transactions contemplated hereby by the shareholders of Bancorp, which will include the prospectus of SmartFinancial relating to the issuance by SmartFinancial of SmartFinancial Common Stock to holders of Bancorp Common Stock pursuant to and in accordance with Article III of this Agreement.

“Registration Statement” means the registration statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed by SmartFinancial with the SEC under the Securities Act with respect to the shares of SmartFinancial Common Stock to be issued by SmartFinancial to the holders of Bancorp Common Stock in connection with the transactions contemplated by this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SmartBank Common Stock” means the common stock, par value $1.00 per share, of SmartBank.

“SmartBank Preferred Stock” means the preferred stock, par value $1.00 per share, of SmartBank.

“SmartBank Stock” means, collectively, the SmartBank Common Stock and the SmartBank Preferred Stock.

“SmartFinancial Common Stock” means the common stock, par value $1.00 per share, of SmartFinancial.

“SmartFinancial Material Adverse Effect” means an effect, circumstance, occurrence, event, development, or change that, individually or in the aggregate with one or more other effects, circumstances, occurrences, events, developments, or changes, (i) has had, or could reasonably be expected to have, a material and adverse effect on the business, condition (financial or otherwise), operations, or results of operations of SmartFinancial and its Subsidiaries taken as a whole or (ii) materially impairs the ability of SmartFinancial to perform its obligations under this Agreement or prevents or materially impedes the consummation by SmartFinancial of the transactions contemplated by this Agreement; provided, however, that, with respect to clause (i), the term SmartFinancial Material Adverse Effect shall not be deemed to include the impact of any effect, circumstance, occurrence, event development, or change resulting from (A) changes after the date of this Agreement in Laws of general applicability that apply to insured depository institutions and/or registered bank holding companies generally, or interpretations thereof by Governmental Entities, (B) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, (C) changes in economic conditions, or changes in global, national, or regional political or market conditions (including changes in prevailing interest or exchange rates), in either case affecting the banking and financial services industry generally, (D) actions or omissions of SmartFinancial, Bancorp, and the Bank required under this Agreement or taken or omitted to be taken with the prior consent of SmartFinancial (in the case of actions or omissions by the Foothills Parties) or the Foothills Parties (in the case of actions or omissions by SmartFinancial), (E) any failure by SmartFinancial or SmartBank to meet any internal or published industry analyst projections, forecasts, or estimates of revenue, earnings, or other financial or operating metrics for any period (it being understood that any facts or circumstances giving rise to or contributing to any such failure that are not otherwise excluded from the definition of SmartFinancial Material Adverse Effect may be taken into account in determining whether there exists or has occurred a SmartFinancial Material Adverse Effect), or (F) changes in the trading price or trading volume of the SmartFinancial Common Stock; provided that effects, circumstances, occurrences, events, developments, and changes resulting from the changes or other matters described in clauses (A), (B), and (C) shall not be excluded in determining whether there exists or has occurred a SmartFinancial Material Adverse Effect to the extent of any materially disproportionate impact they have on SmartFinancial and its Subsidiaries taken as a whole as measured relative to similarly situated companies in the banking and financial services industry.

‘‘SmartFinancial Option” means an option to acquire shares of SmartFinancial Common Stock under the Cornerstone Bancshares, Inc. Statutory-NonStatutory Stock Option Plan, as amended; the Cornerstone Bancshares, Inc. 2002 Long Term Incentive Plan, as amended; the SmartBank Stock Option Plan, as amended; the SmartFinancial, Inc. 2010 Incentive Plan, as amended; the SmartFinancial, Inc. 2015 Stock Incentive Plan, as amended; or the Capstone Bancshares, Inc. 2008 Long-Term Equity Incentive Plan, as amended.

“SmartFinancial Parties” means, collectively, SmartFinancial and SmartBank.

“SmartFinancial Preferred Stock” means the preferred stock, par value $1.00 per share, of SmartFinancial, including the SmartFinancial Series B Stock.

“SmartFinancial Series B Stock” means the Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, of SmartFinancial.

“SmartFinancial Stock” means, collectively, the SmartFinancial Common Stock and the SmartFinancial Preferred Stock.

“Subsidiary” means any corporation, limited liability company, partnership, joint venture, or other entity in which SmartFinancial, Bancorp, or the Bank, as the case may be, has, directly or indirectly, an equity or ownership interest representing 50% or more of any class of the capital stock thereof or other equity or ownership interests therein.

“Superior Proposal” means any bona fide written Acquisition Proposal which the Bancorp board of directors determines in good faith, after taking into account all legal, financial, regulatory, and other aspects of the proposal (including without limitation the amount, form, and timing of payment of consideration, the financing thereof, any associated break-up or termination fees, including those provided for in this Agreement, expense reimbursement provisions, and all conditions to consummation) and the Person making the proposal, and after taking into account the advice of Bancorp’s financial advisor (which shall be a nationally recognized investment banking firm) and outside legal counsel, is (i) more favorable from a financial point of view to the shareholders of Bancorp than the transactions contemplated by this Agreement and (ii) is reasonably likely to be consummated on the terms set forth; provided, however, that for purposes of this definition of Superior Proposal, references to “15% or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority.”

“Tax” or “Taxes” means any and all federal, state, provincial, local, and foreign taxes, including without limitation (i) any income, profits, alternative or add-on minimum, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, net worth, premium, real property, personal property, vehicle, airplane, boat, vessel, or other title or registration, environmental, or windfall profit tax, custom, or duty, or any other tax, fee, assessment, levy, tariff, or charge of any kind whatsoever, together with any interest or penalty, addition to tax, or other additional amount imposed by any Governmental Entity or other Person responsible for the imposition or collection of any such tax, and (ii) any Liability for the payment of any amounts of the type described in clause (i) above as a result of any express or implied agreement or obligation to indemnify any other Person or any contractual arrangement or agreement.

“Tax Return” means any return (including any amended return), declaration, or other report, including without limitation elections, claims for refunds, schedules, estimates, and information returns and statements, with respect to any Taxes (including estimated Taxes).

“TDFI” means the Tennessee Department of Financial Institutions.

“Tennessee Corporation Act” means the Tennessee Business Corporation Act, Tenn. Code Ann. § 48-11-101 et seq.

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, as amended.

Section 1.2   Other Definitions. Capitalized terms used in this Agreement and not defined in Section 1.1, but otherwise defined in this Agreement, shall have the meanings otherwise ascribed thereto.

ARTICLE II
THE MERGERS

Section 2.1   The Parent Merger. Subject to and upon the terms and conditions set forth in this Agreement, at the Effective Time (as defined below), Bancorp shall be merged with and into SmartFinancial in accordance with, and with the effects provided in, this Agreement and applicable provisions of the Tennessee Corporation Act (the “Parent Merger”). At the Effective Time, the separate corporate existence of Bancorp shall cease and SmartFinancial shall continue, as the surviving corporation of the Parent Merger, as a corporation chartered under the laws of the State of Tennessee unaffected and unimpaired by the Parent Merger (SmartFinancial in such capacity as the surviving corporation of the Parent Merger is sometimes referred to herein as the “Surviving Corporation”).

Section 2.2   Closing. Subject to the satisfaction or waiver (subject to applicable Law) of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), the closing of the transactions contemplated by this Agreement, including without limitation the Parent Merger (the “Closing”), shall take place at the offices of Butler Snow LLP, The Pinnacle at Symphony Place, Suite 1600, 150 3rd Avenue South, Nashville, Tennessee 37201, at 10:00 a.m. Central Time on such date as shall be designated by SmartFinancial, provided that such date shall be not more than 30 days after the satisfaction or waiver (subject to applicable Law) of all of the conditions precedent set forth in Article VIII hereof (other than those conditions that by their nature are to be satisfied at the Closing), or at such other place, at such other time, or on such other date as the Parties may otherwise agree. Notwithstanding the foregoing, the Parties expressly agree that the Closing may take place by the electronic, facsimile, and/or overnight courier exchange of executed documents. The actual date on which the Closing shall occur is referred to in this Agreement as the “Closing Date.”

Section 2.3   Effective Time. Prior to or at the Closing, and in order to effect the Parent Merger, SmartFinancial and Bancorp shall duly execute and deliver articles of merger for filing with the Tennessee Secretary of State (the “Articles of Merger”), such articles of merger to be in such form and of such substance as is consistent with applicable provisions of the Tennessee Corporation Act and otherwise mutually agreed upon by SmartFinancial and Bancorp. The Parent Merger shall become effective on such date and at such time as set forth in the Articles of Merger (the date and time the Parent Merger becomes effective being referred to in this Agreement as the “Effective Time”).

Section 2.4   Effects of the Parent Merger. The Parent Merger shall have the effects set forth in this Agreement and applicable provisions of the Tennessee Corporation Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, interests, privileges, powers, and franchises of Bancorp shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities, and duties of Bancorp shall become and be debts, liabilities, obligations, restrictions, disabilities, and duties of the Surviving Corporation.

Section 2.5   Name of Surviving Corporation. The legal name of the Surviving Corporation at and after the Effective Time of the Parent Merger will be “SmartFinancial, Inc.”

Section 2.6   Charter and Bylaws of Surviving Corporation. The charter and bylaws of SmartFinancial as in effect immediately prior to the Effective Time shall at and after the Effective Time be the charter and bylaws of the Surviving Corporation until such time as the same shall be amended and/or restated in accordance with applicable Law.

Section 2.7   The Bank Merger. Simultaneously with the Parties’ execution of this Agreement, SmartBank, a Tennessee-chartered commercial bank and wholly owned Subsidiary of SmartFinancial (“SmartBank”), and the Bank have executed and delivered an agreement and plan of merger dated the date hereof (the “Bank Merger Agreement”), which provides for the merger of the Bank with and into SmartBank immediately following the Parent Merger in accordance with the terms and conditions of, and with the effects provided by, the Bank Merger Agreement and applicable provisions of the Banking Act and the Tennessee Corporation Act (the “Bank Merger”). SmartBank will be the banking corporation to survive the Bank Merger, and at the effective time of the Bank Merger, the separate corporate existence of the Bank will cease. As soon as reasonably practicable following the date of this Agreement, SmartFinancial shall approve the Bank Merger Agreement as the sole shareholder of SmartBank and Bancorp shall approve the Bank Merger Agreement as the sole shareholder of the Bank. Prior to or at the Closing, SmartFinancial shall cause SmartBank, and Bancorp shall cause the Bank, to execute and deliver such articles or certificates of merger and such other documents and certificates as are necessary or appropriate to effectuate the Bank Merger (the “Bank Merger Certificates”).

ARTICLE III
MERGER CONSIDERATION

Section 3.1   Conversion of Bancorp Common Stock. Subject to the other provisions of this Article III, solely by virtue and as a result of the Parent Merger, each share of Bancorp Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall at the Effective Time, automatically and without any action on the part of the holder(s) thereof, be converted into and canceled in exchange for the right to receive (a) $1.75 in cash, without interest (the “Cash Consideration”), and (ii) 0.666 (the “Exchange Ratio”) shares of SmartFinancial Common Stock (the “Stock Consideration”). The aggregate Cash Consideration and Stock Consideration payable or issuable by SmartFinancial to holders of Bancorp Common Stock as consideration for the Parent Merger in accordance with this Agreement, together with any cash payable by SmartFinancial to holders of Bancorp Common Stock in lieu of fractional shares pursuant to Section 3.6, is referred to herein as the “Merger Consideration.”

Section 3.2   [Reserved]

Section 3.3   [Reserved]

Section 3.4   Exchange Procedures.

(a)   Deposit with Exchange Agent. At or prior to the Closing, SmartFinancial shall deliver or cause to be delivered to an exchange agent mutually agreed upon by SmartFinancial and Bancorp, which the Parties agree may be SmartFinancial’s customary stock transfer agent (the “Exchange Agent”), for the benefit of holders of Bancorp Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares), (i) a certificate or certificates or, at SmartFinancial’s option, evidence of shares in book entry form representing the number of shares of SmartFinancial Common Stock issuable to holders of Bancorp Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares) in the form of Merger Consideration and (ii) the cash portion of the Merger Consideration payable to holders of Bancorp Common Stock (other than holders of Excluded Shares and holders of Dissenting Shares) in accordance with this Article III. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of SmartFinancial Common Stock held by it from time to time hereunder, provided that the Exchange Agent shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the Persons entitled thereto.

(b)   Letter of Transmittal. Provided that Bancorp has delivered or caused to be delivered to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, as soon as reasonably practicable after the Effective Time, SmartFinancial shall cause the Exchange Agent to mail or deliver to each holder of record of shares of Bancorp Common Stock immediately prior to the Effective Time (other than holders of Excluded Shares and holders of Dissenting Shares) a letter of transmittal in customary form and containing such provisions as SmartFinancial shall reasonably require (including provisions confirming that delivery of Certificates and Book-Entry Shares shall be effected, and that risk of loss of and title to Certificates and Book-Entry Shares shall pass, only upon proper delivery of the Certificates or Book-Entry Shares to the Exchange Agent) and instructions for use in effecting the surrender of Certificates and Book-Entry Shares in exchange for that portion of the Merger Consideration payable or issuable in respect of the shares of Bancorp Common Stock previously represented by such Certificates or in respect of such Book-Entry Shares, as applicable, pursuant to the provisions of this Agreement.

(c)   Payment of Merger Consideration. Upon proper surrender of a Certificate or Book-Entry Shares to the Exchange Agent for exchange and cancellation, together with a properly completed and duly executed letter of transmittal (or an “agent’s message” in the case of Book-Entry Shares held in street name) and such other documents as may reasonably be required by the Exchange Agent, (i) the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver to such holder, the Merger Consideration to which such holder shall have become entitled pursuant to the provisions of this Article III, in full satisfaction of all rights pertaining to the shares of Bancorp Common Stock formerly represented by such Certificate or to such Book-Entry Shares, as applicable, and (ii) the Certificate or Book-Entry Shares so surrendered shall be canceled. In the event the Merger Consideration or any other amounts issuable or payable under this Agreement to a holder of shares of Bancorp Common Stock is to be issued in the name of or paid to a Person other than the Person in whose name such shares are registered, it shall be a condition to the issuance or payment of such Merger Consideration or other amounts that the Certificate formerly representing such shares, or, in the case of non-certificated shares, the Book-Entry Shares, be presented to the Exchange Agent, together with evidence of or appropriate documents or instruments for transfer and evidence that any applicable stock transfer or other Taxes have been paid or are not applicable, all in such form as the Exchange Agent shall reasonably require.

(d)   Closing of Stock Transfer Books. At the Effective Time, the stock transfer books of Bancorp shall be closed and there shall thereafter be no further transfers of shares of Bancorp Stock on the books or records of Bancorp, and, if any shares of Bancorp Stock are thereafter presented to SmartFinancial or the Exchange Agent for transfer, such shares shall be cancelled against delivery of that portion of the Merger Consideration payable or issuable in respect thereof as herein provided. Until duly surrendered to the Exchange Agent in accordance with the provisions of this Agreement, Certificates and Book-Entry Shares shall, at and after the Effective Time, evidence and represent only the right to receive that portion of the Merger Consideration payable or issuable in respect thereof (or the Bancorp Common Stock previously represented thereby) in accordance with this Agreement. No dividends or other distributions payable or distributable on or with respect to shares of SmartFinancial Common Stock that are issued or issuable in connection with the Parent Merger in accordance with this Agreement will be remitted to any Person entitled to receive such shares of SmartFinancial Common Stock until such Person surrenders his or her Certificate(s) previously representing the shares of Bancorp Common Stock converted into such SmartFinancial Common Stock, or his or her Book-Entry Shares converted into such SmartFinancial Common Stock, as applicable, at which time such dividends and other distributions shall be remitted to such Person, without interest. No interest will be paid or will accrue on any amounts payable to holders of Bancorp Common Stock under or in accordance with this Agreement.

(e)   Lost, Stolen, or Destroyed Certificates. In the event any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and the execution by such Person of an indemnity agreement and/or the posting by such Person of a bond in such form and amount as SmartFinancial or the Exchange Agent may reasonably require as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen, or destroyed Certificate that portion of the Merger Consideration deliverable in respect of the shares of Bancorp Common Stock previously represented thereby pursuant to this Agreement.

(f)   Unclaimed Merger Consideration. Any portion of the Merger Consideration, and any other amounts payable by SmartFinancial to the holders of shares of Bancorp Common Stock in accordance with this Agreement, in each case that remain(s) unclaimed by former shareholders of Bancorp for nine months after the Effective Time (as well as any dividends or other distributions payable in respect thereof) shall at the request of SmartFinancial be delivered by the Exchange Agent to SmartFinancial. Any former shareholder of Bancorp who has not theretofore complied with the exchange procedures provided for in this Agreement shall thereafter look only to SmartFinancial for that portion of the Merger Consideration (and any other amounts) deliverable in respect of the shares of Bancorp Common Stock previously held by such shareholder, as determined pursuant to this Agreement, without any interest thereon. If the Merger Consideration or any other amounts payable under this Agreement in respect of any shares of Bancorp Common Stock (or shares of SmartFinancial Common Stock into which the same shall have been converted) is not claimed prior to the date on which such Merger Consideration or other amounts would otherwise escheat to any Governmental Entity, such Merger Consideration or other amounts shall, to the extent permitted by abandoned property, escheat, and other applicable Laws, become the property of SmartFinancial (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interests of any Person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of Bancorp Common Stock for any portion of the Merger Consideration (or any other amounts) properly paid to a Governmental Entity pursuant to applicable abandoned property, escheat, or similar Laws. SmartFinancial and the Exchange Agent shall be entitled to rely upon the stock transfer books and records of Bancorp to establish the identity of those Persons entitled to receive the Merger Consideration (and any other amounts) specified in this Agreement, which books and records shall be conclusive with respect thereto. In the event of a dispute regarding the ownership of Bancorp Common Stock, SmartFinancial and the Exchange Agent shall be entitled to deposit any portion of the Merger Consideration (or any other amounts) payable in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

Section 3.5   Rights as Bancorp Shareholders. Holders of Bancorp Common Stock immediately prior to the Effective Time shall, at and after the Effective Time, cease to be shareholders of Bancorp and have no further rights as shareholders of Bancorp, other than the right to receive the Merger Consideration and any other amounts payable or issuable in respect of such holders’ Bancorp Common Stock in accordance with this Article III.

Section 3.6   No Fractional Shares. Notwithstanding any other provision of this Agreement to the contrary, no fraction of a share of SmartFinancial Common Stock, and no certificate or scrip therefor, will be issued in connection with the Parent Merger to any holder of shares of Bancorp Common Stock. Instead, SmartFinancial shall pay to each holder of Bancorp Common Stock who would otherwise be entitled to a fraction of a share of SmartFinancial Common Stock (after aggregating and taking into account all Certificates and/or Book-Entry Shares delivered by such holder) cash, without interest, in an amount (rounded to the nearest whole cent) determined by multiplying (a) the fractional share interest (rounded to the nearest thousandth when expressed in decimal form) to which such holder would otherwise be entitled by (b) the volume weighted average closing price per share of SmartFinancial Common Stock on Nasdaq (or such other securities market or stock exchange on which the SmartFinancial Common Stock then principally trades) for the 10 consecutive trading days ending on and including the Business Day immediately preceding the Closing Date.

Section 3.7   Availability of Dissenters’ Rights; Dissenting Shares.

(a)   Holders of shares of Bancorp Common Stock shall have such rights to dissent from the Parent Merger and obtain payment of the fair value of their shares as are afforded to such holders by Chapter 23 of the Tennessee Corporation Act.

(b)   Notwithstanding any provision of this Agreement to the contrary, but subject to Section 3.7(c), each issued and outstanding share of Bancorp Common Stock the holder of which has perfected his or her right to dissent from the Parent Merger pursuant to Chapter 23 of the Tennessee Corporation Act and has not effectively withdrawn or lost such right as of the Effective Time (collectively, the “Dissenting Shares”) shall not be converted into and canceled in exchange for, or represent a right to receive, any portion of the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are afforded to such holder by the Tennessee Corporation Act. SmartFinancial shall be entitled to retain any Merger Consideration not paid on account of Dissenting Shares, and the shareholders of Bancorp shall not be entitled to any portion of such retained Merger Consideration. Any payments made in respect of Dissenting Shares shall be made by SmartFinancial within the time periods set forth in, and otherwise in accordance with, the Tennessee Corporation Act.

(c)   If any holder of shares of Bancorp Common Stock who asserts such holder’s right to dissent from the Parent Merger pursuant to Chapter 23 of the Tennessee Corporation Act shall have effectively withdrawn or lost his or her right to dissent (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever occurs later, the shares of Bancorp Common Stock held by such holder shall be converted into and canceled in exchange for, on a share by share basis, the right to receive the Merger Consideration payable or issuable in respect thereof in accordance with the applicable provisions of this Agreement.

Section 3.8   Excluded Shares. At the Effective Time, each Excluded Share shall, for no consideration, be automatically canceled and retired and shall cease to exist, and, for the avoidance of doubt, no exchange or payment shall be made with respect thereto or in respect thereof.

Section 3.9   Adjustments Upon Change in Capitalization. If during the period from the date of this Agreement until immediately prior to the Effective Time the outstanding shares of Bancorp Common Stock are increased, decreased, or changed into or exchanged for a different number or kind of securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio and the per share Cash Consideration. If during the period from the date of this Agreement until immediately prior to the Effective Time the outstanding shares of SmartFinancial Common Stock are increased, decreased, or changed into or exchanged for a different number or kind of securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio. For the avoidance of doubt, neither the issuance of shares of SmartFinancial Common Stock upon the exercise of SmartFinancial Options, the grant of or lapse of restrictions on restricted stock awards in respect of shares of SmartFinancial Common Stock, or the issuance of shares of SmartFinancial Common Stock in settlement of stock appreciation rights or under or pursuant to a SmartFinancial Benefit Plan, nor the issuance of shares of Bancorp Common Stock upon the exercise of Bancorp Options, shall cause or result in an adjustment of or to the Exchange Ratio or the per share Cash Consideration.

Section 3.10   Bancorp Options. Each Bancorp Option outstanding immediately prior to the Effective Time, whether then vested or unvested, shall, at the Effective Time and without any action on the part of the holder thereof, be automatically cancelled, and the holder thereof shall have the right to receive from SmartFinancial a cash payment in respect of such cancelled Bancorp Option in an amount, rounded to the nearest whole cent (the “Option Consideration”), equal to the product of (a) $17.50 (the “Option Price”) minus the per share exercise price of such Bancorp Option multiplied by (b) the number of shares of Bancorp Common Stock subject to such Bancorp Option, to the extent not previously exercised. At and after the Effective Time, each such cancelled Bancorp Option shall no longer be exercisable by the former holder thereof and shall instead only entitle such holder to the payment of the Option Consideration, if any, payable in respect thereof, without interest. In the event the per share exercise price of a Bancorp Option is equal to or greater than the Option Price, such Bancorp Option shall be cancelled for no consideration and shall have no further force or effect. In the event the per share exercise price of and/or the number of shares of Bancorp Common Stock subject to Bancorp Options change(s) during the period from the date of this Agreement until immediately prior to the Effective Time, the Option Price shall be equitably and proportionality adjusted.

Section 3.11   Withholding Rights. SmartFinancial (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Bancorp Common Stock or Bancorp Options such amounts as SmartFinancial is required under the Code or any other applicable Law to deduct and withhold. Any amounts so deducted and withheld shall be timely remitted to the appropriate Governmental Entity and, to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.12   SmartFinancial Stock. The shares of SmartFinancial Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Parent Merger, and, accordingly, each share of SmartFinancial Stock issued and outstanding immediately prior to the Effective Time shall, at and after the Effective Time, remain issued and outstanding.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE FOOTHILLS PARTIES

Section 4.1   Foothills Disclosure Memorandum. Prior to or simultaneously with the Parties’ execution and delivery of this Agreement, Bancorp and the Bank have delivered to SmartFinancial a confidential memorandum (the “Foothills Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of the Foothills Parties contained in this Article IV or to one or more covenants of the Foothills Parties contained in Article VI, making specific reference in such Foothills Disclosure Memorandum to the Section(s) of this Agreement to which such items relate.

Section 4.2   Bancorp and Bank Representations and Warranties. Each of Bancorp and the Bank hereby represents and warrants to SmartFinancial as follows:

(a)   Organization and Qualification. Bancorp is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee and is duly registered as a bank holding company under the BHCA. The Bank is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of Bancorp and the Bank has the power and authority to own, lease, and operate its properties and assets and to conduct its respective business as presently conducted. Each of Bancorp and the Bank is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing and qualification necessary, except, as to good standing only, where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Foothills Material Adverse Effect. The copies of the charter, bylaws, and other organizational and governing documents of Bancorp and the Bank and their respective Subsidiaries previously provided or made available to SmartFinancial are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. Neither Bancorp or the Bank nor any Subsidiary of Bancorp or the Bank is in violation of its respective charter, bylaws, or other organizational or governing documents. The minute books of Bancorp and the Bank and their Subsidiaries constitute a true, complete, and correct record of all meetings of and material corporate actions taken by their respective boards of directors (and each committee thereof) and other governing bodies and their respective shareholders, members, partners, and other securityholders, in each case for the periods covered thereby.

(b)   Subsidiaries and Other Interests. Bancorp has no Subsidiaries other than the Bank. The Bank has no Subsidiaries. Except (i) as set forth on Schedule 4.2(b) of the Foothills Disclosure Memorandum and (ii) for securities and other interests held in a fiduciary capacity and beneficially owned by third parties, neither Bancorp nor the Bank owns, beneficially or of record, directly or indirectly, any equity securities of or any other equity or ownership interest in any Person.

(c)   Capitalization. The authorized capital stock of Bancorp consists of 10,000,000 shares of Bancorp Common Stock, of which 1,776,925 shares were issued and outstanding as of the date of this Agreement, and 1,000,000 shares of Bancorp Preferred Stock, no shares of which were issued and outstanding as of the date of this Agreement. The authorized capital stock of the Bank consists of 10,000,000 shares of Bank Common Stock, of which 1,924,120 shares were issued and outstanding and owned by Bancorp as of the date of this Agreement, and 1,000,000 shares of Bank Preferred Stock, no shares of which were issued and outstanding as of the date of this Agreement. There are no other classes or series of authorized, issued, or outstanding capital stock of Bancorp or the Bank. Except as set forth on Schedule 4.2(c) of the Foothills Disclosure Memorandum, no shares of Bancorp Stock are held in treasury by Bancorp or otherwise owned, directly or indirectly, by Bancorp, and no shares of Bank Stock are held in treasury by the Bank or otherwise owned, directly or indirectly, by the Bank. All of the issued and outstanding shares of Bancorp Common Stock and Bank Common Stock have been duly and validly authorized and issued in full compliance with all applicable Laws and are fully paid and non-assessable with no personal Liability attaching to the ownership thereof, and none of the issued and outstanding shares of Bancorp Common Stock or Bank Common Stock have been issued in violation of the preemptive or other rights of any Person. Except as set forth on Schedule 4.2(c) of the Foothills Disclosure Memorandum, (i) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate Bancorp to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Bancorp capital stock, or securities convertible into or exercisable for shares of Bancorp capital stock, or that require or obligate or could require or obligate Bancorp to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate the Bank to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of Bank capital stock, or securities convertible into or exercisable for shares of Bank capital stock, or that require or obligate or could require or obligate the Bank to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment. Set forth on Schedule 4.2(c) of the Foothills Disclosure Memorandum is a true, correct, and complete list, as of the date hereof, of all outstanding Bancorp Options, including for each Bancorp Option the name of the optionee, the date of grant, the exercise price, the date(s) of vesting, the date(s) of termination, the number and class or series of shares subject to such Bancorp Option, and whether such Bancorp Option is an “incentive stock option” under Section 422 of the Code. There are no outstanding obligations of Bancorp or the Bank to repurchase, redeem, or otherwise acquire any shares of its capital stock. No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of Bancorp or the Bank may vote are issued or outstanding. Set forth on Schedule 4.2(c) of the Foothills Disclosure Memorandum is a listing of all cash, stock, and other dividends or distributions on or with respect to Bancorp Common Stock or Bank Common Stock that have been declared, set aside, or paid since January 1, 2016, as well as all shares of Bancorp capital stock and all shares of Bank capital stock that have been purchased, redeemed, or otherwise acquired, directly or indirectly, by Bancorp or the Bank since January 1, 2016.

(d)   Authority. Each of Bancorp and the Bank has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the consents, approvals, waivers, and filings referred to in Section 4.2(f), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Foothills Parties and the consummation by the Foothills Parties of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the boards of directors of Bancorp and the Bank, and no other corporate actions or proceedings on the part of Bancorp or the Bank are necessary to authorize the execution and delivery of this Agreement by the Foothills Parties and the consummation by the Foothills Parties of the transactions contemplated hereby, other than the approval of this Agreement by the shareholders of Bancorp in accordance with the charter and bylaws of Bancorp and applicable Law and the approval of the Bank Merger Agreement by Bancorp as the sole shareholder of the Bank in accordance with the charter and bylaws of the Bank and applicable Law. The board of directors of Bancorp has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Bancorp and its shareholders and has directed that this Agreement be submitted to the shareholders of Bancorp for approval, and has duly and validly adopted resolutions to the foregoing effect and to recommend that the shareholders of Bancorp approve this Agreement. This Agreement has been duly and validly executed and delivered by each of Bancorp and the Bank and constitutes a valid and legally binding obligation of each of Bancorp and the Bank enforceable against each of Bancorp and the Bank in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, and similar Laws affecting creditors’ rights and remedies generally or general principles of equity, whether applied in a court of law or a court of equity (collectively, the “Enforceability Exceptions”).

(e)   No Violations. Neither the execution, delivery, or performance of this Agreement by Bancorp or the Bank nor the consummation of the transactions contemplated by this Agreement will (i) violate the charter, bylaws, or other organizational or governing documents of Bancorp or the Bank or any of their Subsidiaries or (ii) assuming that the consents, approvals, waivers, and filings referred to in Section 4.2(f) have been obtained and made and all applicable waiting periods have expired, (A) violate any Law, permit, or license to which the Foothills Parties or any of their Subsidiaries (or the properties or assets of the Foothills Parties or any of their Subsidiaries) are subject or by which the Foothills Parties or any of their Subsidiaries (or the properties or assets of the Foothills Parties or any of their Subsidiaries) are bound or (B) constitute a breach or violation of or a default under (or an event which, with notice or lapse of time or both, could constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Bancorp or the Bank or any of their Subsidiaries under, any of the terms, conditions, or provisions of any Contract to which Bancorp or the Bank, or any of their Subsidiaries, is a party or to or by which any of the properties or assets of Bancorp or the Bank, or any of their Subsidiaries, may be subject or bound.

(f)   Consents and Approvals. No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity or other Person are required to be obtained, given, or made by Bancorp or the Bank, or any of their Subsidiaries, in connection with the execution and delivery of this Agreement by the Foothills Parties or the consummation by the Foothills Parties of the Parent Merger, the Bank Merger, or the other transactions contemplated hereby, except (i) applications, notices, and waiver requests required to be filed with or given or made to and consents, approvals, and waivers required from, and the expiration of related waiting periods imposed by, the Federal Reserve, the TDFI, and the United States Department of Justice (collectively, the “Regulatory Approvals”); (ii) the filing of the Articles of Merger with the Tennessee Secretary of State and the filing of the Bank Merger Certificates; (iii) the approval of this Agreement by the shareholders of Bancorp and the approval of the Bank Merger Agreement by Bancorp as the sole shareholder of the Bank; and (iv) as set forth on Schedule 4.2(f) of the Foothills Disclosure Memorandum. As of the date hereof, neither Bancorp nor the Bank is aware of any reason why any of the consents, approvals, or waivers referred to in this Section 4.2(f) will not be obtained or received in a timely manner without the imposition of any Burdensome Condition (as defined in Section 8.1(b)).

(g)   Reports. Bancorp and the Bank, and each of their respective Subsidiaries, have timely filed or furnished, as applicable, all reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments (together with any amendments required to be made with respect thereto) that they have been required to file or furnish since January 1, 2016, with or to the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments were complete and accurate in all material respects and complied in all material respects with all applicable Laws.

(h)   Securities Filings. Bancorp and the Bank, and each of their respective Subsidiaries, have filed with or furnished to the SEC, the Federal Reserve, the FDIC, and state securities commissions and authorities all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials, if any, that they have been required to file or furnish under the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, or applicable state securities Laws since January 1, 2016 (collectively, the “Foothills Securities Filings”). None of the Foothills Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing, all of the Foothills Securities Filings complied in all material respects with applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, and applicable state securities Laws.

(i)   Financial Statements. The Foothills Parties have previously delivered to SmartFinancial true, complete, and correct copies of (i) the consolidated balance sheets of Bancorp and its Subsidiaries as of the fiscal years ended December 31, 2017, 2016, and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the fiscal years then ended, together with the notes thereto, accompanied by the audit reports of Bancorp’s independent registered public accounting firm (the “Audited Foothills Financials”), and (ii) the unaudited consolidated balance sheet of Bancorp and its Subsidiaries as of March 31, 2018 (the “Interim Financials Date”), and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the three-month period ended March 31, 2018 (the “Interim Foothills Financials”). The Foothills Financial Statements were prepared from and in accordance with the books and records of Bancorp and its Subsidiaries, fairly present in all material respects the consolidated financial position of Bancorp and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows of Bancorp and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto or as otherwise required by regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes to the extent permitted under applicable regulations. No financial statements of any entity or enterprise other than Bancorp and its Subsidiaries are required by GAAP to be included in the financial statements of Bancorp. The books and records of Bancorp and its Subsidiaries have been, and are being, maintained in accordance with GAAP, or, where otherwise required, regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, consistently applied and other legal, accounting, and regulatory requirements and reflect only actual transactions. True, complete, and correct copies of the Interim Foothills Financials are included as Schedule 4.2(i) of the Foothills Disclosure Memorandum.

(j)   Undisclosed Liabilities. Neither Bancorp nor any of its Subsidiaries has, or has incurred, any Liability required to be reflected or disclosed on, or reserved against in, a balance sheet prepared in accordance with GAAP, or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, or a Consolidated Report of Condition and Income (Call Report), other than (i) Liabilities reflected on or reserved against in the Interim Foothills Financials, (ii) Liabilities incurred since the Interim Financials Date in the ordinary course of business consistent with past practice that, either individually or in the aggregate, have not had, and would not reasonably be expected to have, a Foothills Material Adverse Effect; (iii) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) as set forth on Schedule 4.2(j) of the Foothills Disclosure Memorandum.

(k)   Absence of Certain Changes or Events.

(i)   Since December 31, 2017, there has been no effect, circumstance, occurrence, event, development, or change that, individually or taken together with all other effects, circumstances, occurrences, events, developments, and changes, has had or could reasonably be expected to have a Foothills Material Adverse Effect.

(ii)   Since December 31, 2017, Bancorp and the Bank and their respective Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practices. Since December 31, 2017, neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has taken or permitted, or entered into any Contract with respect to, or otherwise agreed or committed to do or take, or failed or omitted to take, any action that, if taken or omitted after the date hereof, would constitute a breach of any of the covenants set forth in Section 6.1, except as set forth on Schedule 4.2(k)(ii) of the Foothills Disclosure Memorandum.

(l)   Litigation. Except as set forth on Schedule 4.2(l)(i) of the Foothills Disclosure Memorandum, there are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of the Foothills Parties, threatened against or affecting Bancorp or the Bank or any of their respective Subsidiaries or any property, asset, right, or interest of Bancorp or the Bank or any of their respective Subsidiaries, which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Foothills Material Adverse Effect, and, to the Knowledge of the Foothills Parties, there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Set forth on Schedule 4.2(l)(ii) of the Foothills Disclosure Memorandum is a true, correct, and complete list, as of the date of this Agreement, of each suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding pending or, to the Knowledge of the Foothills Parties, threatened against or affecting Bancorp or the Bank or any of their respective Subsidiaries or any property, asset, right, or interest of Bancorp or the Bank or any of their respective Subsidiaries. Neither Bancorp or the Bank nor any of their respective Subsidiaries, nor any of the properties or assets of Bancorp or the Bank or any of their respective Subsidiaries, is a party or subject to or bound by any judgment, decree, injunction, order, or ruling of any Governmental Entity.

(m)   Regulatory Actions. Since January 1, 2016, neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has been a party to or subject to any cease and desist order, prompt corrective action directive, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, prompt corrective action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of the Foothills Parties, there are no facts or circumstances which could reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, prompt corrective action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examination or inspection of Bancorp or the Bank or any of their respective Subsidiaries. Since January 1, 2016, there have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies, or procedures of Bancorp or the Bank or any of their respective Subsidiaries.

(n)   Compliance with Laws; Deposit Insurance.

(i)   The Foothills Parties and their respective Subsidiaries have at all times since January 1, 2016, complied with, and are currently in compliance with, in all material respects, all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto; the Equal Credit Opportunity Act, as amended; the Fair Housing Act, as amended; the Fair Credit Reporting Act, as amended; the Truth in Lending Act of 1968, as amended; the Community Reinvestment Act of 1977, as amended (the “CRA”); the Home Mortgage Disclosure Act of 1975, as amended; the Bank Secrecy Act of 1970, as amended; the USA PATRIOT Act; the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended; all Laws relating to data protection or privacy; and all other applicable anti-money laundering Laws, fair lending Laws, and Laws relating to discriminatory lending, financing, leasing, or business practices or the origination, sale, or servicing of mortgage loans. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Foothills Material Adverse Effect, the Foothills Parties and their respective Subsidiaries have, and have at all times had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, and have made all filings, applications, and registrations with all Governmental Entities, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as heretofore or presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and no suspension or cancellation of any of them is threatened.

(ii)   The deposits of the Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (the “FDIA”) to the fullest extent permitted by Law, and the Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of the Foothills Parties, threatened.

(o)   Taxes.

(i)   The Foothills Parties and their respective Subsidiaries have timely filed all Tax Returns required to be filed by or with respect to them (the “Foothills Returns”). Neither the Foothills Parties nor any of their respective Subsidiaries currently are the beneficiary of any extension of time within which to file any Foothills Returns. All of the Foothills Returns are true, correct, and complete, and all Taxes due and payable by the Foothills Parties and their respective Subsidiaries with respect to the periods covered by such Foothills Returns have been paid (whether or not shown on any Foothills Returns). The accruals and reserves for Taxes reflected in the Interim Foothills Financials are adequate, in accordance with GAAP, to cover all unpaid Taxes of Bancorp and its Subsidiaries for periods ending on or prior to the date(s) of the Interim Foothills Financials, and all such accruals and reserves for Taxes, as adjusted for operations and transactions and the passage of time for periods ending on or prior to the Closing Date in accordance with past custom and practice of Bancorp and its Subsidiaries, will be adequate, in accordance with GAAP, to cover all unpaid Taxes of Bancorp and its Subsidiaries accruing through the Closing Date. No claim (whether formal or informal) has ever been made against the Foothills Parties or any of their respective Subsidiaries by an authority in a jurisdiction where Bancorp or the Bank or their respective Subsidiaries do not file Tax Returns that Bancorp or the Bank or any of their respective Subsidiaries are or may be subject to taxation in that jurisdiction. No outstanding agreement, arrangement, extension, or waiver of or with respect to the limitation period applicable to any Foothills Return has been agreed to or entered into or granted (by the Foothills Parties or any other Person), and no such agreement, arrangement, extension, or waiver has been requested, formally or informally, by or from the Foothills Parties or any of their respective Subsidiaries, and neither the Foothills Parties nor any of their respective Subsidiaries has executed or is bound by any extension or waiver of any statute of limitations on the assessment or collection of any Tax.

(ii)   All estimated Taxes required to be paid by or with respect to, or in respect of the operations of, the Foothills Parties or any of their respective Subsidiaries have been paid to the proper taxing authorities. All

Taxes that the Foothills Parties or any of their respective Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, independent contractor, shareholder, nonresident, creditor, or other third party (including amounts paid or owing by or to the Foothills Parties or any of their respective Subsidiaries and any such Taxes due as a result of a plan intended to be a “nonqualified deferred compensation plan” under Section 409A(d)(1) of the Code that has not been operated in good faith compliance with Section 409A of the Code and associated guidance) have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; the Foothills Parties and their respective Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and the Foothills Parties and their respective Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws.

(iii)   Set forth on Schedule 4.2(o)(iii) of the Foothills Disclosure Memorandum is a true, correct, and complete list of all Foothills Returns filed by or with respect to the Foothills Parties or any of their respective Subsidiaries with respect to any taxable periods ended on or after December 31, 2014, and the Foothills Parties have delivered or made available to SmartFinancial true, correct and complete copies of all of such Foothills Returns. The Foothills Parties have delivered or made available to SmartFinancial true, correct, and complete copies of all audit reports, statements of deficiencies, and similar documents issued by a Governmental Entity relating to the Foothills Returns which the Foothills Parties have in their possession or control. Set forth on Schedule 4.2(o)(iii) of the Foothills Disclosure Memorandum is a true, correct, and complete list of all deficiencies proposed as a result of Governmental Entity audits, all of which have been paid or, as set forth on such schedule, have been settled or are being contested in good faith in appropriate proceedings.

(iv)   No audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of the Foothills Parties, threatened against or with respect to the Foothills Parties or any of their respective Subsidiaries in respect of any Taxes or Tax matters, and to the Knowledge of the Foothills Parties there are no facts or circumstances that could reasonably be expected to give rise to any such audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding. There are no unsatisfied Liabilities for Taxes with respect to any notice of deficiency or similar document received by the Foothills Parties or any of their respective Subsidiaries with respect to any Taxes. No deficiencies have been asserted against the Foothills Parties or any of their respective Subsidiaries as a result of an examination by a taxing authority and no issue has been raised by any examination conducted by any taxing authority that, by application of the same principles, might result, individually or in the aggregate, in a proposed material deficiency for any other period not so examined. There are no Liens for Taxes upon any of the properties or assets of the Foothills Parties or any of their respective Subsidiaries, other than statutory Liens for current Taxes not yet due and payable for which adequate reserves have been established.

(v)   Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has granted to any Person a power of attorney with respect to any Taxes or Tax matters that is currently in effect. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, is subject to any private letter ruling of the IRS or any comparable ruling of any other taxing authority, and no request for any such ruling is pending. No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision), or any similar provision of Law, has been entered into by or with respect to Bancorp or the Bank or any of their respective Subsidiaries.

(vi)   There is no Contract or plan (including without limitation this Agreement and the arrangements contemplated hereby) covering any director, officer, employee, or independent contractor, or any former director, officer, employee, or independent contractor, of Bancorp or the Bank or any of their respective Subsidiaries that, individually or collectively with any other such Contracts or plans, will, or could reasonably be expected to, (A) give rise, directly or indirectly, to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (as determined without regard to Section 280G(b)(4) of the Code), except those payments that will not be made in the absence of shareholder approval in accordance with the requirements of Section 280G(b)(5)(B) of the Code, or (B) subject any such Person to additional taxes under Section 409A of the Code. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, is a party to or bound by any Contract or plan, or has any obligation (current or contingent), to compensate any Person for

Tax-related payments, including Taxes paid pursuant to Section 4999 of the Code and Taxes under Section 409A of the Code. All disqualified individuals (as defined in Section 280G(c) of the Code) with respect to Bancorp and the Bank and each of their respective Subsidiaries are set forth on Schedule 4.2(o)(vi) of the Foothills Disclosure Memorandum.

(vii)   Except as set forth on Schedule 4.2(o)(vii) of the Foothills Disclosure Memorandum, (A) neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has at any time been a member of a group with which it has filed or been included in a combined, consolidated, or unitary Tax Return; (B) neither Bancorp nor the Bank, nor any of their respective Subsidiaries, is or has ever been a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, or similar Contract; and (C) neither Bancorp nor the Bank, nor any of their respective Subsidiaries, is liable for the Taxes of any other Person, whether as a transferee or successor, by Contract (including any Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement), or otherwise.

(viii)   The Foothills Parties and their respective Subsidiaries are, and have at all times been, in compliance with the provisions of Section 6011, Section 6111, and Section 6112 of the Code relating to tax shelter disclosure, registration, list maintenance, and record keeping, and with the Treasury Regulations thereunder (including any predecessor or successor Code provisions or Treasury Regulations, as applicable), and neither the Foothills Parties nor their respective Subsidiaries have at any time engaged in or entered into (A) any transaction that would be defined as a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), (B) any confidential corporate tax shelter within the meaning of Treasury Regulations Section 1.6111-2, or (C) any “listed transaction” within the meaning of Treasury Regulations Section 1.6011, Section 301.6111, or Section 301.6112, or any transaction that would have been such a “listed transaction” if current Law was in effect at the time the transaction was entered into. No IRS Form 8886 has been filed with respect to the Foothills Parties or any of their respective Subsidiaries. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has entered into any tax shelter or listed transaction with the sole or dominant purpose of the avoidance or reduction of a Tax Liability in a jurisdiction outside the United States with respect to which there is a significant risk of challenge of such transaction by a Governmental Entity in a jurisdiction outside the United States. The Foothills Parties and their respective Subsidiaries have disclosed on all Foothills Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has incurred, and no state of affairs exist that could result in Bancorp or the Bank, or any of their respective Subsidiaries, incurring, any penalty under Section 6662(e) of the Code.

(ix)   None of the assets, properties, or rights of the Foothills Parties or their respective Subsidiaries (A) are “tax-exempt use property” within the meaning of Section 168(h) of the Code, (B) are assets, properties, or rights required to be treated as owned by any other Person pursuant to the so-called “safe harbor lease” provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986, or (C) directly or indirectly secure any debt the interest on which is Tax-exempt under Section 103(a) of the Code. Neither the Bancorp Parties nor any of their respective Subsidiaries have participated in or cooperated with an international boycott within the meaning of Section 999 of the Code. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has a “permanent establishment” within the meaning of any applicable Tax law in any foreign jurisdiction, nor is Bancorp or the Bank, or any of their respective Subsidiaries, required to file any Tax Returns in any foreign jurisdiction. No Subsidiary of Bancorp or the Bank which is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code has a permanent establishment within the United States or derives any income effectively connected with the conduct of a trade or business within the United States.

(x)   Set forth on Schedule 4.2(o)(x) of the Foothills Disclosure Memorandum is a true, correct, and complete list of (i) all Tax abatement, Tax reduction, Tax credit, and similar agreements or programs to which the Foothills Parties or their respective Subsidiaries are parties or in which the Foothills Parties or their respective Subsidiaries participate and (ii) the amount of each Tax abatement, Tax reduction, Tax credit, or similar benefit that the Foothills Parties or their respective Subsidiaries have received as of the date hereof and the period(s) to which each such Tax abatement, Tax reduction, Tax credit, or similar benefit applied. The consummation of the transactions contemplated by this Agreement will not result in any recoupment, claw-back, or decrease in any such Tax abatement, Tax reduction, Tax credit, or similar benefit.

(xi)   Neither Bancorp or the Bank nor any of their respective Subsidiaries has ever distributed stock of another Person or had its stock distributed by another Person in a transaction that purported or was intended to be governed in whole or in part by Section 355 or Section 361 of the Code. Neither Bancorp or the Bank nor any of their respective Subsidiaries is required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Foothills Parties or their respective Subsidiaries, and the IRS has not proposed any such change in accounting method. Neither Bancorp or the Bank nor any of their respective Subsidiaries is or, during the five-year period immediately preceding the date of this Agreement, has been an “S” corporation within the meaning of Section 1361(a)(1) of the Code.

(xii)   For purposes of this Section 4.2(o), (A) references to Bancorp shall be deemed to include any predecessor to Bancorp, any Person which merged or was liquidated with or into Bancorp, any direct or indirect Subsidiary of Bancorp, and any Person from which Bancorp has incurred any Liability for Taxes as a result of transferee liability and (B) references to the Bank shall be deemed to include any predecessor to the Bank, any Person which merged or was liquidated with or into the Bank, any direct or indirect Subsidiary of the Bank, and any Person from which the Bank has incurred any Liability for Taxes as a result of transferee liability.

(p)   Material Contracts.

(i)   Set forth on Schedule 4.2(p)(i) of the Foothills Disclosure Memorandum is a true, correct, and complete list of the following Contracts to which Bancorp or the Bank, or any of their respective Subsidiaries, is a party, by which Bancorp or the Bank, or any of their respective Subsidiaries, is bound, or to which Bancorp or the Bank, or any of their respective Subsidiaries, or any of the properties or assets of Bancorp or the Bank, or any of their respective Subsidiaries, are subject (whether or not actually set forth on such schedule, collectively, the “Foothills Material Contracts”):

(A)   Any Contract (other than Contracts for Foothills Loans made in the ordinary course of business) that involves, or could reasonably be expected to involve, annual receipts or disbursements of $25,000 or more or aggregate receipts or disbursements of $100,000 or more over the life of the Contract;

(B)   Any Contract that requires Bancorp or the Bank, or any of their respective Subsidiaries, to purchase all of its requirements for a given product, good, or service from a given Person;

(C)   Any Contract that provides for the indemnification by Bancorp or the Bank, or any of their respective Subsidiaries, of any Person, or the express assumption by Bancorp or the Bank, or any of their respective Subsidiaries, of any Tax, environmental, or other Liability of any Person;

(D)   Any Contract relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by Bancorp or the Bank, or any of their respective Subsidiaries, after the date of this Agreement of properties, assets, or securities with a fair market value of $25,000 or more;

(E)   Any employment agreement, consulting agreement, severance agreement, change of control agreement, bonus agreement, salary continuation agreement, deferred compensation agreement, stock option agreement, restricted stock agreement, non-competition agreement, non-solicitation agreement, confidentiality or non-disclosure agreement, or other Contract with any current or former director, officer, employee, or independent contractor of or to Bancorp or the Bank or any of their respective Subsidiaries (excluding commercially standard confidentiality and non-disclosure provisions included in vendor agreements entered into by the Foothills Parties in the ordinary course of business);

(F)   Any Contract not disclosed under Section 4.2(p)(i)(E) with or for the benefit of any shareholder, director, officer, employee, independent contractor, or Affiliate of Bancorp or the Bank or any of their respective Subsidiaries, or any Affiliate of or member of the immediate family of any such Person;

(G)   Any Contract under which any payment (whether change of control, severance, or otherwise) will become due to any current or former director, officer, employee, independent contractor, or other service provider as of result of or upon the execution or delivery of this Agreement or the consummation of the any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

(H)   Any Contract that provides for compensation or benefits that will be increased, or under which compensation or benefits will be accelerated, as of result of or upon the execution or delivery of this

Agreement or the consummation of the any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events), or that provides for compensation or benefits the value of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(I)   Any Contract that provides for any payments by Bancorp or the Bank, or any of their respective Subsidiaries, upon a change of control;

(J)   Any Contract that limits or purports to limit the right of Bancorp or the Bank, or any of their respective Subsidiaries, to engage in any line of business, compete with any Person, or operate in any geographic location;

(K)   Any partnership, joint venture, limited liability company, or similar Contract;

(L)   Any Contact with respect to the ownership, occupancy, management, lease (as lessor, lessee, or otherwise), or operation of real property;

(M)   Any data processing or information technology Contract;

(N)   Any Contract that grants to any Person any right of first refusal, right of first offer, or similar right with respect to any assets, rights, properties, or securities of Bancorp or the Bank or any of their respective Subsidiaries;

(O)   Any Contract that relates to indebtedness of or borrowings of money by Bancorp or the Bank, or any of their respective Subsidiaries, in excess of $25,000 (other than Federal Home Loan Bank borrowings and repurchase agreements with customers entered into in the ordinary course of business);

(P)   Any Contract relating to the acquisition, transfer, sale, or issuance of, or affecting or dealing with, any securities of Bancorp or the Bank or any of their respective Subsidiaries, including without limitation any voting, shareholders, or underwriting agreement;

(Q)   Any Contract not terminable on 30 days or less notice without any payment or penalty and involving disbursements or payments by Bancorp or the Bank or any of their respective Subsidiaries in excess of $25,000 per annum or in excess of $100,000 over the life of the Contract; and

(R)   Any other Contract not disclosed pursuant to subsections (A)-(Q) of this Section 4.2(p)(i) that is material to Bancorp or the Bank or any of their respective Subsidiaries or the business, operations, or financial condition of Bancorp or the Bank or any of their respective Subsidiaries.

(ii)   A true, correct, and complete copy (or, in the case of any oral Contract, a complete and accurate written description) of each Foothills Material Contract, as amended through the date of this Agreement, has been previously provided or made available to SmartFinancial. Each of the Foothills Material Contracts is in full force and effect and is a valid and binding obligation of Bancorp or the Bank or their respective Subsidiaries, as applicable, and each of the other parties thereto, enforceable against Bancorp or the Bank or their respective Subsidiaries, as applicable, and each of the other parties thereto in accordance with its terms. Bancorp and the Bank and their respective Subsidiaries have performed all duties and obligations required to be performed by them under each Foothills Material Contract. Neither Bancorp or the Bank or any of their respective Subsidiaries nor any other party thereto is in breach or violation of or default under any Foothills Material Contact, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach, violation, or default. No event has occurred and no circumstance or condition exists that, with or without notice or lapse of time or both, gives any Person, or will or could give any Person, (A) the right to declare a breach or default or exercise any remedy under any Foothills Material Contract, (B) the right to accelerate the maturity of or performance under any Foothills Material Contract, or (C) the right to cancel, terminate, or modify any Foothills Material Contract.

(iii)   Except as set forth on Schedule 4.2(p)(iii) of the Foothills Disclosure Memorandum, (A) no consents, approvals, waivers, or notices are required to be obtained, given, or delivered pursuant to the terms of any Foothills Material Contract as a result of the Foothills Parties’ execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby and (B) assuming the consents, approvals, waivers, and notices referred to in clause (A) are obtained, given, and delivered, neither the Foothills Parties’ execution, delivery, or performance of this Agreement nor the consummation of the transactions contemplated hereby will result in any Person having the right to declare a breach or default or exercise any remedy under any Foothills Material Contract; accelerate the maturity of or performance under any Foothills Material Contract; or cancel, terminate, or modify any Foothills Material Contract.

(q)   Intellectual Property; Information Technology Systems.

(i)   Set forth on Schedule 4.2(q)(i) of the Foothills Disclosure Memorandum is a true, correct, and complete list, and where appropriate a description, of all of the Intellectual Property owned, leased, or licensed by Bancorp or the Bank or any of their respective Subsidiaries, or used by Bancorp or the Bank or any of their respective Subsidiaries in the conduct of their respective businesses (collectively, the “Foothills Intellectual Property”). All required filings and fees related to Foothills Intellectual Property registrations have been timely filed with and paid to the relevant Governmental Entities and authorized registrars, and all Foothills Intellectual Property registrations are in good standing.

(ii)   Set forth on Schedule 4.2(q)(ii) of the Foothills Disclosure Memorandum is a true, correct, and complete list of all licenses and other Contracts relating to or affecting the Foothills Intellectual Property. There is no breach or default or alleged breach or default by the Foothills Parties or their respective Subsidiaries or, to the Knowledge of the Foothills Parties, any third party of or under any such license or other Contract, and to the Knowledge of the Foothills Parties there is no state of facts or circumstances which, with or without notice or lapse of time or both, would constitute such a breach or default. The Foothills Parties have previously provided to SmartFinancial true, correct, and complete copies (or, in the case of any oral Contract, a complete and accurate written description) of the above-mentioned licenses and other Contracts, including all modifications, amendments, and supplements thereto and waivers thereunder.

(iii)   Bancorp or the Bank, or one of their respective Subsidiaries, is the sole and exclusive owner of all of the Foothills Intellectual Property not leased or licensed to Bancorp or the Bank or one of their respective Subsidiaries, free and clear of any Liens, and, with respect to any Foothills Intellectual Property leased or licensed to Bancorp or the Bank or one of their respective Subsidiaries, has a valid and enforceable lease, license, or other right to use such Foothills Intellectual Property, and except as set forth on Schedule 4.2(q)(iii) of the Foothills Disclosure Memorandum, no leases, licenses, or other rights have been granted by Bancorp or the Bank or their respective Subsidiaries to third Persons with respect to any such Foothills Intellectual Property. Bancorp and the Bank and their respective Subsidiaries own or possess all requisite rights to use all of the Foothills Intellectual Property required or necessary for the conduct of the business of Bancorp and the Bank and their respective Subsidiaries as presently conducted, without any conflict with the rights of others or any known use by others which conflicts with the rights of Bancorp or the Bank or any of their respective Subsidiaries. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, owes any royalties, honoraria, or fees to any Person by reason of the use by Bancorp or the Bank or any of their respective Subsidiaries of any of the Foothills Intellectual Property. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has received notice of, and to the Knowledge of the Foothills Parties there is no basis for, any claimed conflict with respect to any of the Foothills Intellectual Property or any claim against Bancorp or the Bank or any of their respective Subsidiaries that their respective operations, activities, products, publications, goods, or services infringe upon any patent, trademark, trade name, copyright, or other intellectual property or proprietary right of a third party, or that Bancorp or the Bank or any of their respective Subsidiaries is illegally or otherwise impermissibly using any patent, trademark, trade name, copyright, trade secret, or other intellectual property or proprietary right of others, nor has there been any claim or assertion that any of the Foothills Intellectual Property is invalid or defective in any way.

(iv)   Set forth on Schedule 4.2(q)(iv) of the Foothills Disclosure Memorandum is a true, correct, and complete list of all consents, waivers, authorizations, and approvals with respect to or involving the Foothills Intellectual Property that must be obtained, and all filings that must be made and all other actions that must be taken in respect of the Foothills Intellectual Property, in connection with the Parties’ execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement; provided that the need to record the transactions contemplated by this Agreement against all registered or recorded Foothills Intellectual Property does not have to be expressly identified on Schedule 4.2(q)(iv) of the Foothills Disclosure Memorandum.

(v)   All information technology and computer systems (including software, information technology and telecommunications hardware, and other equipment) relating to or for the transmission, storage,

maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format, necessary for or used in the conduct of the businesses of the Foothills Parties and their respective Subsidiaries (collectively, the “Foothills IT Systems”) have, to the Knowledge of the Foothills Parties, been properly maintained by technically competent personnel, in accordance with standards set by manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring, and use. The Foothills IT Systems are in good working condition to effectively perform all information technology (including data processing) operations necessary to conduct business as currently conducted. Since January 1, 2016, neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, bug, breakdown, or other failure or deficiency in or of the Foothills IT Systems. The Foothills Parties and their respective Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary for the conduct of their respective businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, is in breach of or default under any Contract relating to any of the Foothills IT Systems.

(vi)   The Foothills Parties and their respective Subsidiaries have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard, and maintain the confidentiality, integrity, and security of (A) their information technology systems and software owned or purported to be owned by them and (B) all information, data, and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable Laws (the “Foothills Data”), against any unauthorized or improper use, access, transmittal, interruption, modification, or corruption. The Foothills Parties and their respective Subsidiaries are in compliance with applicable federal and state confidentiality and data security Laws, including without limitation Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Foothills Parties pursuant to 12 C.F.R. Part 364, and all industry standards applicable to the Foothills Data, including card association rules and the payment card industry data security standards. There currently are not any, and since January 1, 2016, there have not been any, pending or, to the Knowledge of the Foothills Parties, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (A) any of the Foothills Parties’ or their respective Subsidiaries’ information technology systems or (B) Foothills Data or any other such information collected, maintained, or stored by or on behalf of the Foothills Parties or their respective Subsidiaries (or any unlawful acquisition, use, loss, destruction, compromise, or disclosure thereof).

(r)   Labor and Employment Matters.

(i)   The Foothills Parties and their respective Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement or contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Bancorp or the Bank, or any of their respective Subsidiaries, the subject of any proceeding in which it is asserted that Bancorp or the Bank, or any of their respective Subsidiaries, has committed an unfair labor practice or seeking to compel Bancorp or the Bank, or any of their respective Subsidiaries, to bargain with any labor organization as to wages and conditions of employment, nor, to the Knowledge of the Foothills Parties, has any such proceeding been threatened, nor is there any strike, labor dispute, or organizational effort involving Bancorp or the Bank, or any of their respective Subsidiaries, pending or, to the Knowledge of the Foothills Parties, threatened.

(ii)   Set forth on Schedule 4.2(r)(ii) of the Foothills Disclosure Memorandum is (A) a true, correct, and complete list of all employees (including any leased or temporary employees) of Bancorp or the Bank or their respective Subsidiaries; (B) each such employee’s current rate of compensation and bonus or incentive compensation arrangements; and (C) each such employee’s date of hire and accrued vacation, sick leave, personal leave, and paid time off, as applicable. Set forth or identified on Schedule 4.2(r)(ii) of the Foothills Disclosure Memorandum are the names of any employees of Bancorp or the Bank or their respective Subsidiaries who are absent from work due to a leave of absence (including without limitation in accordance with the requirements of the Family and Medical Leave Act or the Uniformed Services Employment and

Reemployment Rights Act) or a work-related injury, or who are receiving workers’ compensation or disability compensation. There are no unpaid wages, salaries, bonuses, commissions, or other amounts owed to any employee or former employee of Bancorp or the Bank or any of their respective Subsidiaries.

(iii)   To the Knowledge of the Foothills Parties, no director, officer, employee, or independent contractor of or to Bancorp or the Bank or any of their respective Subsidiaries is a party to or otherwise bound by any Contract, including without limitation any confidentiality, non-competition, non-solicitation, or proprietary rights agreement, that could adversely affect the ability of Bancorp or the Bank or any of their respective Subsidiaries to conduct its business as currently conducted or the ability of such Person to perform and carry out such Person’s duties or responsibilities.

(iv)   Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has classified any Person as an “independent contractor” or any similar status who, under applicable Law or the provisions of any Foothills Benefit Plan (as defined below), should have been classified as an employee. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has any Liability for improperly excluding any Person who provides or has provided services to Bancorp or the Bank or any of their respective Subsidiaries in any capacity from participating in any Foothills Benefit Plan.

(v)   Except as set forth on Schedule 4.2(r)(v) of the Foothills Disclosure Memorandum, as of the date of this Agreement, none of the officers or other employees of Bancorp or the Bank (or any of their respective Subsidiaries) with a title of branch manager or higher have informed Bancorp or the Bank (or any of their respective Subsidiaries) of their intent, and the Foothills Parties do not have Knowledge that any of the officers or other employees of Bancorp or the Bank (or any of their respective Subsidiaries) with a title of branch manager or higher have an intention, to terminate their employment with Bancorp or the Bank (or any of their respective Subsidiaries) during the next 12 months, including in connection with the transactions contemplated by this Agreement.

(vi)   There is no pending or, to the Knowledge of the Foothills Parties, threatened suit, action, claim, or legal, administrative, arbitration, or other proceeding by or on behalf of any current or former employee of Bancorp or the Bank or any of their respective Subsidiaries, including without limitation any suit, action, claim, or legal, administrative, arbitration, or other proceeding alleging noncompliance with applicable Laws respecting employment, employment practices, wages and hours, or terms and conditions of employment (but excluding workers’ compensation matters), which if adversely determined would, individually or in the aggregate, reasonably be expected to have a Foothills Material Adverse Effect, and to the Knowledge of the Foothills Parties there are no facts or circumstances that could reasonably be expected to give rise to any such suit, action, claim, or legal, administrative, arbitration, or other proceeding.

(s)   Benefit Plans.

(i)   Set forth on Schedule 4.2(s)(i) of the Foothills Disclosure Memorandum is a true, correct, and complete list of all pension, retirement, salary continuation, stock option, restricted stock, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, disability, severance, change of control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, and other benefit plans, contracts, agreements, and arrangements, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans, and arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained, sponsored, or contributed to (or required to be contributed to) by Bancorp or the Bank or an ERISA Affiliate for the benefit of or with respect to any present or former directors, officers, employees, independent contractors, or consultants of Bancorp or the Bank or any of their respective Subsidiaries, or any spouse or dependent of any such Person, or under which Bancorp or the Bank or an ERISA Affiliate has or may have any Liability or with respect to which SmartFinancial or an ERISA Affiliate could reasonably be expected to have any Liability, contingent or otherwise (herein referred to collectively as the “Foothills Benefit Plans”), including any and all plans or policies offered to employees of Bancorp or the Bank, or any of their respective Subsidiaries, with respect to which Bancorp or the Bank or an ERISA Affiliate has claimed or is claiming the safe harbor for “voluntary plans” under ERISA for group and group-type insurance arrangements (“Foothills Voluntary Plans”). The Foothills Parties have previously delivered or made available to SmartFinancial true, correct, and complete copies of all plans, contracts, agreements, arrangements, and other documents required to be set forth in Schedule 4.2(s)(i) of the Foothills Disclosure

Memorandum, along with, where applicable, copies of the IRS Form 5500 for the most recently completed year. There has been no announcement or commitment by Bancorp or the Bank, or any of their respective Subsidiaries, to create any additional Foothills Benefit Plan, to amend any Foothills Benefit Plan (except for amendments required by applicable Law which do not materially increase the cost of such Foothills Benefit Plan), or to terminate any Foothills Benefit Plan. Each Foothills Benefit Plan that provides for the payment of “deferred compensation,” including any employment, change of control, stock option, or salary continuation agreement between Bancorp or the Bank or any of their respective Subsidiaries and any current or former director, officer, or employee, complies with Section 409A of the Code.

(ii)   There is no pending, threatened, or suspected claim, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding relating to any Foothills Benefit Plan. All of the Foothills Benefit Plans comply in all material respects with applicable requirements of ERISA and the Code and other applicable Laws (including without limitation the portability, privacy, and security provisions of the Health Insurance Portability and Accountability Act of 1996, as amended; the Patient Protection and Affordable Care Act of 2009, as amended; the coverage continuation requirements of Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; the Family and Medical Leave Act, as amended; the Mental Health Parity Act of 1996, as amended; the Mental Health Parity and Addiction Equity Act of 2008, as amended; the Uniformed Services Employment and Reemployment Rights Act, as amended; the Newborns’ and Mothers’ Health Protection Act of 1996, as amended; the Women’s Health and Cancer Rights Act, as amended; and the Genetic Information Nondiscrimination Act of 2008, as amended), and have been established, maintained, and administered in compliance, in all material respects, with all applicable requirements of ERISA and the Code and other applicable Laws and the terms and provisions of all documents, contracts, or agreements establishing the Foothills Benefit Plans or pursuant to which they are maintained or administered. There are no existing circumstances and no event has occurred that would reasonably be expected to adversely affect the qualified status of any Foothills Benefit Plan. No audit of any Foothills Benefit Plan by the IRS or the United States Department of Labor is ongoing or, to the Knowledge of the Foothills Parties, threatened or was ongoing or closed, or to the Knowledge of the Foothills Parties threatened, at any time during the past five years. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Foothills Benefit Plan that is likely to result in, or has already resulted in, the imposition of any penalties or Taxes upon Bancorp or the Bank or any of their respective Subsidiaries under Section 502(i) of ERISA or Section 4975 of the Code.

(iii)   No Liability to the Pension Benefit Guaranty Corporation has been, or is expected by the Foothills Parties or their respective Subsidiaries to be, incurred with respect to any Foothills Benefit Plan that is subject to Title IV of ERISA (a “Foothills Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by Bancorp or the Bank or any ERISA Affiliate. No Foothills Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Foothills Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Foothills Pension Plan as of the end of the most recent plan year ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Foothills Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the reporting requirement has not been waived has been required to be filed for any Foothills Pension Plan within the 12-month period ending on the date of this Agreement. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has provided or is required to provide security to any Foothills Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. Neither Bancorp nor the Bank, nor any of their respective Subsidiaries or any ERISA Affiliate, has contributed to or been obligated to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(iv)   Each Foothills Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a “Foothills Qualified Plan”) has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the Foothills Parties are entitled to rely under applicable IRS guidance), and to the Knowledge of the Foothills Parties there are no facts or circumstances that could result in the revocation of any such favorable determination letter. Each Foothills Qualified Plan, if any, that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder in all material respects, and any assets of any such Foothills Qualified Plan that, as of the end of the most recent plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v)   Except as set forth on Schedule 4.2(s)(v) of the Foothills Disclosure Memorandum, neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has any obligations for post-retirement or post-employment benefits under any Foothills Benefit Plan that cannot be amended or terminated upon 60 days or less notice without incurring any Liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the Code or similar state Laws, the cost of which is borne by the insured individuals.

(vi)   All contributions and payments (both employer and employee) required to be made with respect to any Foothills Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable (both employer and employee) with respect to insurance policies funding any Foothills Benefit Plan, for any period through the date hereof have been timely made or paid in full by the applicable due date, with extensions, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected or reserved against in the Interim Foothills Financials to the extent required by GAAP or regulatory accounting requirements. Each Foothills Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) is unfunded. Any unfunded Foothills Benefit Plan pays benefits solely from the general assets of Bancorp or the Bank, or their applicable Subsidiary, for which arrangement the establishment of a trust under ERISA is not required. All unfunded benefits for which claims have been filed under a Foothills Benefit Plan have been or are being processed for payment or otherwise adjudicated in accordance with the terms of the applicable Foothills Benefit Plan and paid (to the extent payment is due), or will be paid, within the customary, normal, and routine claims processing and payment time frames followed by the Foothills Benefit Plan and as required by ERISA. No unfunded Foothills Benefit Plan is delinquent in the payment of benefits, and neither Bancorp nor the Bank, nor any of their respective Subsidiaries, is delinquent in making its required contributions to any such unfunded Foothills Benefit Plan so that the Foothills Benefit Plan can pay benefits on a timely basis.

(vii)   All required reports, notice, disclosures, and descriptions (including without limitation Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1, and summary plan descriptions) have been timely filed or distributed in accordance with applicable Law with respect to each Foothills Benefit Plan. All required Tax filings with respect to each Foothills Benefit Plan have been made, and any Taxes due in connection with such filings have been paid. Since January 1, 2016, neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has filed or been required to file with the IRS a Form 8928 in order to self-report any health plan violations which are subject to excise taxes under applicable provisions of the Code, and there are no facts or circumstances that could reasonably be expected to result in Bancorp or the Bank, or any of their respective Subsidiaries, being required by the Code to file any such Form 8928.

(viii)   Except as set forth on Schedule 4.2(s)(viii) of the Foothills Disclosure Memorandum, neither Bancorp nor the Bank, nor any of their respective Subsidiaries, is a party to or bound by any Contract (including without limitation any severance, change of control, salary continuation, or employment agreement) that will, as a result or consequence of the execution or delivery of this Agreement, shareholder approval of this Agreement or the transactions contemplated hereby, or the consummation of the transactions, including the Parent Merger or the Bank Merger, contemplated hereby, either alone or in connection with any other event, (A) entitle any current or former director, officer, employee, independent contractor, or consultant of Bancorp or the Bank, or of any of their respective Subsidiaries, to severance pay or change of control or other benefits, or any increase in severance pay or other benefits (whether upon termination of employment or termination of such Contract after the date hereof or otherwise), (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any withdrawal liability under or any other material obligation pursuant to any of the Foothills Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Foothills Benefit Plans, or (D) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code or the imposition of any Tax under Section 409A of the Code or the forgiveness of any indebtedness.

(ix)   Each Foothills Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with Section 409A of the Code and has been administered (A) in good faith compliance with Section 409A of the Code during the period beginning October 1, 2004, through December 31, 2008, and (B) in compliance with Section 409A of the Code since January 1, 2009.

(x)   Persons being provided coverage under each Foothills Benefit Plan are described in such Foothills Benefit Plan as being eligible for coverage under such Foothills Benefit Plan, and neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has any Liability for improperly including any Person as a participant in any Foothills Benefit Plan in which such Person is or was not eligible for coverage.

(xi)   No Person is entitled to receive any additional payment (including without limitation any Tax gross-up or similar payment) from Bancorp or the Bank or any of their respective Subsidiaries as a result of the imposition of any excise Taxes under Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(xii)   All of the Foothills Benefit Plans are nondiscriminatory with respect to eligibility and benefits to the extent required under applicable provisions of the Code and other applicable Laws. To the extent required by applicable Law, all of the Foothills Benefit Plans have been approved by the shareholders of Bancorp or the Bank, as applicable, or the shareholders of corporations Bancorp or the Bank has acquired.

(xiii)   All Foothills Voluntary Plans satisfy the regulatory safe-harbor requirements provided by ERISA in order for such Foothills Voluntary Plans to be considered not to be or to have been established, sponsored, or maintained by Bancorp or the Bank or any of their respective Subsidiaries and not to constitute an “employee benefit plan” subject to ERISA.

(t)   Real and Personal Property.

(i)   Set forth on Schedule 4.2(t)(i) of the Foothills Disclosure Memorandum is a true, correct, and complete list (by street address) as of the date of this Agreement of all real property owned by Bancorp or the Bank or any of their respective Subsidiaries, including without limitation property carried on the books of the Bank as “Other Real Estate Owned” (the “Owned Real Property”), and all real property leased by Bancorp or the Bank or any of their respective Subsidiaries (the “Leased Real Property” and together with the Owned Real Property, collectively, the “Foothills Properties”). Except for the Foothills Properties, as of the date of this Agreement, neither Bancorp nor the Bank nor any of their respective Subsidiaries holds any interest (fee, leasehold, or otherwise) in any real property. Bancorp and the Bank and their respective Subsidiaries have good and marketable title to all of the Owned Real Property (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any and all Liens, except Liens for current Taxes and assessments not yet due and payable for which adequate reserves have been established. There are no unpaid bills or claims for work performed on or at the Foothills Properties other than bills for work that has been performed but which are not yet due and payable. Each lease pursuant to which Bancorp or the Bank or their respective Subsidiaries lease the Leased Real Property is valid, binding, enforceable, and in full force and effect, and neither Bancorp nor the Bank nor any of their respective Subsidiaries, nor any other party to any such lease, is in breach or default under or in violation of any provision of any such lease. The Foothills Parties have previously delivered or made available to SmartFinancial a true, correct, and complete copy of each such lease, including all amendments thereto. Each of the Foothills Properties is in good condition (normal wear and tear excepted), conforms with all applicable ordinances, regulations, and zoning and other Laws, and is reasonably considered by the Foothills Parties to be adequate for the current business of the Foothills Parties and their respective Subsidiaries. None of the buildings, structures, or other improvements located on any of the Foothills Properties encroaches upon or over any adjoining parcel of real estate or any easement or right-of-way and none of the buildings, structures, or other improvements located on any parcel adjoining the Foothills Properties encroaches upon or over any portion of the Foothills Properties.

(ii)   The Foothills Parties and their respective Subsidiaries are entitled to and have exclusive possession of the Leased Real Property. The Foothills Properties are not subject to any other legally binding lease, tenancy, or license or any legally binding agreement to grant any such lease, tenancy, or license that materially interferes with the Foothills Parties’ or their respective Subsidiaries’ use of the Foothills Properties. There is no Person in possession or occupation of, or who has any current right to possession or occupation of, the Foothills Properties other than the Foothills Parties and their respective Subsidiaries. There are no easements of any kind on, in respect of, or affecting the Foothills Properties that materially and adversely affect the rights of the Foothills Parties and their respective Subsidiaries to use the Foothills Properties for the conduct of their business.

(iii)   None of the Foothills Properties, nor any building, structure, fixture, or improvement thereon, is the subject of, or affected by, any condemnation, taking, eminent domain, or inverse condemnation proceeding currently instituted or pending, and the Foothills Parties have no Knowledge that any of the Foothills Properties, or any such building, structure, fixture, or improvement, will or may the subject of, or affected by, any such proceeding. There are no special, general, or other assessment proceedings affecting the Foothills Properties which, if as a result of which a special, general, or other assessment were imposed, would materially increase the cost of using and operating the Foothills Properties as currently used and operated by the Foothills Parties and their respective Subsidiaries.

(iv)   None of the Foothills Properties are located in any special flood hazard area or zone on any official flood hazard map published by the United States Federal Emergency Management Agency or in any wetland area as designated by the United States Army Corps of Engineers, the United States Environmental Protection Agency, or any applicable state or local agency. The Foothills Properties are appropriately zoned for each of the purposes for which they are being used by the Foothills Parties and their respective Subsidiaries.

(v)   Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has experienced any material restriction in access to or from public roads or any material restriction in access to any utilities, including without limitation water, sewer, drainage, gas, electric, telephone, cable, and internet, used by Bancorp or the Bank or any of their respective Subsidiaries in the operation of their business as presently conducted; there is no pending or, to the Knowledge of the Foothills Parties, threatened governmental action that could prohibit or materially interfere with such access; and, to the Knowledge of the Foothills Parties, no fact or condition exists which, with the passage of time or the giving of notice, or both, may result in the termination of or material reduction or impairment of such access. All existing utilities provided at the Foothills Properties are adequate in all material respects for the Foothills Parties’ and their respective Subsidiaries’ existing use and operation of the Foothills Properties.

(vi)   Bancorp and the Bank and their respective Subsidiaries have good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens. Each lease pursuant to which Bancorp or the Bank, or any of their respective Subsidiaries, leases personal property is valid, binding, enforceable (subject to the Enforceability Exceptions), and in full force and effect, and neither Bancorp nor the Bank, nor any of their respective Subsidiaries, nor to the Knowledge of the Foothills Parties any other party to any such lease, is in default under or in breach or violation of any provision of any such lease. The personal property owned or leased by Bancorp and the Bank and their respective Subsidiaries is in good condition, normal wear and tear excepted, and is sufficient for the carrying on of the business of Bancorp and the Bank and their respective Subsidiaries in the ordinary course consistent with past practice.

(u)   Environmental Matters.

(i)   Each of the Foothills Properties, each of the Foothills Participation Facilities, and, to the Knowledge of the Foothills Parties, each of the Foothills Loan Properties is, and as applicable has been during the period of Bancorp’s or the Bank’s or their respective Subsidiaries’ ownership or operation thereof, in compliance with all Environmental Laws. There is no suit, claim, action, demand, executive or administrative order, investigation, directive, or proceeding pending or, to the Knowledge of the Foothills Parties, threatened against Bancorp or the Bank or any of their respective Subsidiaries, or any Foothills Participation Facility, (A) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Substance, whether or not occurring at or on a site owned, leased, or operated by Bancorp or the Bank or any of their respective Subsidiaries, or any Foothills Participation Facility. To the Knowledge of the Foothills Parties, there is no suit, claim, action, demand, executive or administrative order, directive, investigation, or proceeding pending or threatened against or relating to any Foothills Loan Property (or Foothills or the Bank or any of their respective Subsidiaries in respect of any Foothills Loan Property) and (A) relating to alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Substance, whether or not occurring at or on a Foothills Loan Property.

Neither Bancorp nor the Bank, nor any of their respective Subsidiaries, has received any notice, demand letter, executive or administrative order, directive, or request for information from any Governmental Entity or other third party indicating that it is or may be in material violation of or have any material Liability under any Environmental Law.

(ii)   To the Knowledge of the Foothills Parties, there are no underground storage tanks at or on any of the Foothills Properties, any other property operated by Bancorp or the Bank or any of their respective Subsidiaries, or any Foothills Participation Facility. Neither Bancorp nor the Bank nor any of their respective Subsidiaries, nor to the Knowledge of the Foothills Parties any other Person, has closed or removed any underground storage tank on or from any of the Foothills Properties, any other property operated by Bancorp or the Bank or any of their respective Subsidiaries, or any Foothills Participation Facility. To the Knowledge of the Foothills Parties, except as set forth on Schedule 4.2(u)(ii) of the Foothills Disclosure Memorandum, (A) there are no underground storage tanks at or on any of the Foothills Loan Properties, (B) no underground storage tank has been closed or removed on or from any of the Foothills Loan Properties, and (C) none of the Foothills Loan Properties is the site of or was formerly the site of a dry cleaning facility.

(iii)   During the period of (A) the Foothills Parties’ and their respective Subsidiaries’ ownership or operation of the Foothills Properties and (B) the Foothills Parties’ or their respective Subsidiaries’ participation in the management of any Foothills Participation Facility, there has been no contamination by or release of Hazardous Substances in, on, under, or affecting such properties, except for releases of Hazardous Substances, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s). To the Knowledge of the Foothills Parties, prior to the period of (A) the Foothills Parties’ and their respective Subsidiaries’ ownership or operation of the Foothills Properties or (B) the Foothills Parties’ or their respective Subsidiaries’ participation in the management of any Foothills Participation Facility, there was no contamination by or release of Hazardous Substances in, on, under, or affecting such properties, except for releases of Hazardous Substances, individually or in the aggregate, in quantities below the level at which they were regulated under any Environmental Law in effect at the time of such release(s).

(iv)   The Foothills Parties and their respective Subsidiaries have all permits, licenses, consents, orders, authorizations, and approvals required by the Environmental Laws for the use and occupancy of, and for all operations and activities conducted on, any properties owned, leased, operated, or occupied by the Foothills Parties or their respective Subsidiaries, and the Foothills Parties and their respective Subsidiaries are in compliance in all material respects with all such permits, licenses, consents, orders, authorizations, and approvals. All such permits, licenses, consents, orders, authorizations, and approvals were duly issued, are in full force and effect, and will remain in full force and effect as of and after the Effective Time.

(v)   Fairness Opinion. Prior to the Parties’ execution of this Agreement, the board of directors of Bancorp has received from Monroe Financial Partners, Inc. an opinion (which, if initially rendered verbally, has been or will be confirmed in a written opinion dated the same date) to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Bancorp Common Stock.

(w)   Broker Fees. Except as set forth on Schedule 4.2(w) of the Foothills Disclosure Memorandum, neither Bancorp or the Bank or any of their respective Subsidiaries, nor any of their respective officers, directors, employees, or agents, has engaged or employed any broker, investment banker, or finder or incurred any Liability for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of Bancorp or the Bank or any of their respective Subsidiaries, in connection with this Agreement or the transactions contemplated hereby.

(x)   Loan Matters.

(i)   All Loans made, originated, or held by Bancorp or the Bank or any of their respective Subsidiaries (collectively, the “Foothills Loans”) (A) were made or originated for good, valuable, and adequate consideration in the ordinary course of business and (B) were solicited and originated, and are and have been administered and, where applicable, serviced, and the relevant Loan files are and have been being maintained in all material respects, in accordance with the relevant notes or other credit or security documents, the applicable underwriting and servicing standards of the Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), and with all applicable Laws. To the Knowledge of the Foothills Parties, none of the Foothills Loans are subject to any defenses, setoffs, or counterclaims, including without limitation any of such as are afforded by usury or truth in lending Laws, subject, however, to the Enforceability Exceptions. The notes or other evidences of indebtedness evidencing the Foothills Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, binding, and enforceable (except as enforceability may be limited by the Enforceability Exceptions).

(ii)   Except as set forth on Schedule 4.2(x)(ii) of the Foothills Disclosure Memorandum, neither the terms of any Loan held, originated, made, administered, or serviced by Bancorp or the Bank or any of their respective Subsidiaries, any of the documentation for any such Loan, the manner in which any such Loan has been administered or serviced, nor Bancorp’s or the Bank’s or their respective Subsidiaries’ practices of approving or rejecting Loan applications violate any Law applicable thereto, including without limitation the Truth in Lending Act of 1968, as amended; Regulation B, Regulation O, and Regulation Z of the Federal Reserve; the CRA; the Equal Credit Opportunity Act, as amended; and any state Laws relating to consumer protection, installment sales, or usury.

(iii)   The Foothills Parties’ allowance for loan and lease losses is, and shall be as of the Effective Time, in compliance with their existing methodology for determining the adequacy of their allowance for loan and lease losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be adequate under all such standards.

(iv)   Except as set forth on Schedule 4.2(x)(iv) of the Foothills Disclosure Memorandum, none of the Contracts pursuant to which Bancorp or the Bank or any of their respective Subsidiaries has sold Loans or pools of Loans, or participations in Loans or pools of Loans, contain any Liability on the part of Bancorp or the Bank or any of their respective Subsidiaries to repurchase such Loans or interests therein.

(v)   Set forth on Schedule 4.2(x)(v) of the Foothills Disclosure Memorandum is a true, correct, and complete list of all Loans, as of the date hereof, by Bancorp or the Bank or any of their respective Subsidiaries to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Bancorp or the Bank or any of their respective Subsidiaries. All such Loans are, and were originated, in compliance with all applicable Laws.

(vi)   Set forth on Schedule 4.2(x)(vi) of the Foothills Disclosure Memorandum is a true, correct, and complete listing, as of April 30, 2018, by account of (A) each borrower, customer, or other Person who has notified Bancorp or the Bank or any of their respective Subsidiaries during the past 12 months of, or has asserted against Bancorp or the Bank or any of their respective Subsidiaries, any “lender liability” or similar claim; and (B) all Loans of Bancorp and the Bank and their respective Subsidiaries (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as “special mention,” “substandard,” “doubtful,” “loss,” or words of similar import, (4) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the origination of the Loans due to concerns regarding the borrowers’ ability to pay in accordance with the Loans’ original terms, or (5) where a specific reserve allocation exists in connection therewith; and (C) all assets classified by Bancorp or the Bank or any of their respective Subsidiaries as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure, in each case including the book value thereof as of April 30, 2018.

(vii)   Each Loan held by Bancorp or the Bank or their respective Subsidiaries (A) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) is a legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(viii)   There are no oral modifications or amendments related to any Loans held by Bancorp or the Bank or their respective Subsidiaries that are not reflected in the written records of the Foothills Parties or their respective Subsidiaries. All Loans held by Bancorp or the Bank or their respective Subsidiaries are owned by the Foothills Parties or their respective Subsidiaries free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Cincinnati. No claims of defense as to the enforcement of any Loan held by Bancorp or the Bank or their respective Subsidiaries have been asserted in writing against the Foothills

Parties or their respective Subsidiaries for which there is a reasonable possibility of an adverse determination. None of the Loans held by Bancorp or the Bank or their respective Subsidiaries are presently serviced by third parties, and there is no obligation which could result in any such Loan becoming subject to any third party servicing.

(ix)   Neither Bancorp or the Bank nor any of their respective Subsidiaries is now or has been since January 1, 2016, subject to any material fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

(y)   Material Interests of Certain Persons. Except for deposit and loan relationships entered into in the ordinary course of business in compliance with applicable Law and except as otherwise set forth on Schedule 4.2(y) of the Foothills Disclosure Memorandum, no current or former officer or director of Bancorp or the Bank or any of their respective Subsidiaries, or any family member or Affiliate of any such Person, has any material direct or indirect interest in any Contract or property, real or personal, tangible or intangible, of, used in or pertaining to the business of, or owned or leased by Bancorp or the Bank or any of their respective Subsidiaries.

(z)   Insurance. Set forth on Schedule 4.2(z) of the Foothills Disclosure Memorandum is a true, correct, and complete list of all policies of insurance currently held or maintained by or providing coverage for Bancorp or the Bank or any of their respective Subsidiaries, including without limitation bank-owned life insurance (collectively, the “Foothills Insurance Policies”), including for each such Foothills Insurance Policy (i) the name of the insurer, (ii) the named insured(s), (iii) the nature of the coverage, (iv) the policy limits (on a per occurrence and aggregate basis), (v) the annual premiums, and (vi) the expiration date. Bancorp and the Bank and their respective Subsidiaries are insured with reputable insurers against such risks and in such amounts as are customary and prudent in accordance with industry practices. All of the Foothills Insurance Policies are in full force and effect. Neither Bancorp or the Bank nor any of their respective Subsidiaries is in default under any Foothills Insurance Policy, and no event has occurred which, with notice or lapse of time or both, would constitute a default or permit a termination, modification, or acceleration under any of the Foothills Insurance Policies. All premiums due and payable with respect to the Foothills Insurance Policies have been timely and fully paid, and all claims thereunder have been filed in a timely fashion. There is no claim for coverage by Bancorp or the Bank or any of their respective Subsidiaries pending under any of the Foothills Insurance Policies as to which coverage has been questioned, denied, or disputed. Neither Bancorp nor the Bank nor any of their respective Subsidiaries has received notice of any termination of (actual or threatened), material premium increase with respect to, or material alteration of coverage under any of the Foothills Insurance Policies.

(aa)   Investment Securities. The Foothills Parties and their respective Subsidiaries have good title to all securities and commodities owned by them (except those sold under repurchase agreements), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Foothills Parties and their Subsidiaries. Such securities and commodities are valued on the books of the Foothills Parties and their respective Subsidiaries in accordance with GAAP. The Foothills Parties and their respective Subsidiaries employ investment, securities, commodities, risk management, and other policies, practices, and procedures that are prudent and reasonable in the context of their respective businesses, and prior to the date of this Agreement, the Foothills Parties have made available to SmartFinancial true, correct, and complete copies of or the material terms of such policies, practices, and procedures. Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by Bancorp or the Bank or any of their respective Subsidiaries are subject to any restriction (whether contractual, statutory, or otherwise) that could materially impair the ability of the entity holding such investment securities freely to dispose of such investment securities at any time. Neither Bancorp nor the Bank nor any of their respective Subsidiaries is a party to or has agreed to enter into any exchange-traded or over-the-counter equity, interest rate, foreign exchange, or other swap, forward, future, option, cap, floor, or collar, or any other Contract that is a derivative contract (including various combinations thereof), or owns securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that materially exceed normal changes in value attributable to interest or exchange rate changes.

(bb)   Securities Transactions. All offers and sales of securities by Bancorp or the Bank were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder, and applicable state securities or “blue sky” Laws. Neither the Foothills Parties nor, to the Knowledge of the Foothills Parties, any director, officer, or employee of Bancorp or the Bank, any Person related to any such director, officer, or employee by blood, marriage, or adoption and residing in the same household, or any Person who has been knowingly provided material nonpublic information by any one or more of any of the foregoing Persons has purchased or sold, or caused to be purchased or sold, any shares of Bancorp Stock or Bank Stock (or other securities issued by Bancorp or the Bank) in violation of any applicable provision of federal or state securities Laws.

(cc)   Transactions with Affiliates. All “covered transactions” between the Bank and any “affiliate” within the meaning of Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto have been in compliance with such provisions of Law.

(dd)   Fiduciary Accounts. Bancorp and the Bank and their respective Subsidiaries have properly administered all accounts, if any, for which they serve or act as a fiduciary, including without limitation accounts for which they serve as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of all governing documents and applicable Laws. Neither Bancorp nor the Bank nor any of their respective Subsidiaries, nor to the Knowledge of the Foothills Parties any of their or their Subsidiaries’ respective directors, officers, or employees, have committed any breach of trust with respect to any fiduciary account, and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(ee)   Tax Treatment of Transaction. The Foothills Parties have no Knowledge of any fact or circumstance that would reasonably be expected to prevent the Parent Merger from qualifying as a “reorganization” under the provisions of Section 368(a) of the Code.

(ff)   CRA, Anti-Money Laundering, OFAC, and Customer Information Security. The Bank received a rating of “Satisfactory” or better during its most recent examination or interim review with respect to the CRA. The Foothills Parties do not have Knowledge of any facts or circumstances that would be expected to cause the Bank (i) to be deemed not to be in satisfactory compliance with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (iii) to be deemed not to be in satisfactory compliance with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999, as amended, and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Bank. To the Knowledge of the Foothills Parties, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which could, or could be expected to, cause the Bank to undertake any remedial action. The board of directors of the Bank has adopted, and the Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and the Bank has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(gg)   Internal Controls. The records, systems, controls, data, and information of the Foothills Parties and their respective Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Foothills Parties and their respective Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had and would not reasonably be expected to have a material adverse effect on the Foothills Parties’ or their respective Subsidiaries’ system of internal accounting controls. Bancorp and the Bank and their respective Subsidiaries have devised and maintained a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and (iii) access to assets is permitted only in accordance with management’s general or specific authorizations. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect the ability of Bancorp or the Bank or their respective Subsidiaries to record, process, summarize, and report financial information. Since January 1, 2016, (i) neither the Foothills Parties nor any of their respective Subsidiaries, nor any director, officer, or employee of the Foothills Parties or any of their respective Subsidiaries, has received any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of the Foothills Parties or any of their respective Subsidiaries or internal accounting controls, including any complaint, allegation, assertion, or claim that the Foothills Parties or any of their respective Subsidiaries have engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Foothills Parties or any of their respective Subsidiaries, or any other Person, whether or not employed by the Foothills Parties or any of their respective Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty, or violation of banking or other Laws by the Foothills Parties or any of their respective Subsidiaries, or any of the officers, directors, or employees of the Foothills Parties or any of their respective Subsidiaries, to the board of directors of Bancorp or the Bank or any of their respective Subsidiaries (or any committee thereof) or, to the Knowledge of the Foothills Parties, to any director or executive officer of Bancorp or the Bank or any of their respective Subsidiaries. There has occurred no fraud, whether or not material, that involves management or other employees who have a role in the Foothills Parties’ internal controls over financial reporting.

(hh)   Regulatory Capital. Bancorp and the Bank are “well-capitalized” as such term is defined in 12 C.F.R. 225.2 and 12 C.F.R. 325.103, respectively.

(ii)   Required Shareholder Vote. The affirmative vote of a majority of the issued and outstanding shares of Bancorp Common Stock is required for the approval of this Agreement and the Parent Merger by the shareholders of Bancorp under the charter and bylaws of Bancorp and applicable Law.

(jj)   State Antitakeover Laws. Bancorp and the Bank have taken (through their respective boards of directors or otherwise) all action required to render inapplicable to this Agreement and the transactions contemplated hereby any otherwise applicable state antitakeover Laws, including without limitation any “moratorium,” “control share,” “fair price,” or “interested shareholder” Law.

(kk)   No Further Representations. Except for the representations and warranties made by the Foothills Parties in this Article IV (including the related portions of the Foothills Disclosure Memorandum), neither Bancorp nor the Bank, nor any other Person, makes or has made any express or implied representation or warranty with respect to Bancorp or the Bank or their respective Subsidiaries or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of the Foothills Parties and their respective Subsidiaries, and the Foothills Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Bancorp nor the Bank, nor any other Person, makes or has made any representation or warranty to SmartFinancial or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget, or prospective information relating to the Foothills Parties or any of their respective Subsidiaries or the respective businesses of the Foothills Parties and their respective Subsidiaries or (ii) except for the representations and warranties made by the Foothills Parties in this Article IV, any oral or written information presented, delivered, or made available to SmartFinancial or any of its Affiliates or representatives in the course of their due diligence investigation of the Foothills Parties or their negotiation of this Agreement or otherwise in the course of the transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SMARTFINANCIAL

Section 5.1   SmartFinancial Disclosure Memorandum. Prior to or simultaneously with the Parties’ execution and delivery of this Agreement, SmartFinancial has delivered to the Foothills Parties a confidential memorandum (the “SmartFinancial Disclosure Memorandum”) setting forth, among other things, items the disclosure of which is necessary either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties of SmartFinancial contained in this Article V, making specific reference in such SmartFinancial Disclosure Memorandum to the Section(s) of this Agreement to which such items relate.

Section 5.2   SmartFinancial Representations and Warranties. Subject to and except as disclosed in the SmartFinancial Securities Filings (as defined below) filed prior to the date hereof (but excluding any risk factor disclosures under the heading “Risk Factors,” any forward-looking statement disclosures or disclaimers, and any other disclosures that are cautionary, predictive, or forward-looking in nature), SmartFinancial hereby represents and warrants to the Foothills Parties as follows:

(a)   Organization and Qualification. SmartFinancial is a corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee and is duly registered as a bank holding company under the BHCA. SmartBank is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee. Each of SmartFinancial and SmartBank has the corporate power and authority to own, lease, and operate its properties and assets and to conduct its respective business as presently conducted. Each of SmartFinancial and SmartBank is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing and qualification necessary, except where the failure to be so licensed, qualified, or in good standing would not have a SmartFinancial Material Adverse Effect. Neither SmartFinancial or SmartBank nor any Subsidiary of SmartFinancial or SmartBank is in violation of its respective charter, bylaws, or other organizational documents.

(b)   Subsidiaries. Each Subsidiary of SmartFinancial (other than SmartBank) and each Subsidiary of SmartBank is a corporation, limited liability company, or other entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, organization, or formation; has all requisite corporate, limited liability company, or other power and authority to own, lease, and operate its properties and assets and to conduct its business as presently conducted; and is duly licensed and qualified to transact business and is in good standing in each jurisdiction in which the character of the properties or assets owned or leased by it or the nature of the business conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified, or in good standing would not have a SmartFinancial Material Adverse Effect. The ownership interests of SmartFinancial and SmartBank in their respective Subsidiaries (other than the ownership interest of SmartFinancial in SmartBank) are in compliance with all applicable Laws. The outstanding capital stock or other outstanding equity or ownership interests of each Subsidiary of SmartFinancial (other than SmartBank) or SmartBank have been validly authorized and are validly issued, fully paid, and non-assessable.

(c)   Capitalization. As of the date of this Agreement, the authorized capital stock of SmartFinancial consists of (i) 40,000,000 shares of SmartFinancial Common Stock, of which 12,704,581 shares are issued and outstanding, and (ii) 2,000,000 shares of SmartFinancial Preferred Stock, of which 12,000 shares have been designated as SmartFinancial Series B Stock, no shares of which are issued and outstanding. As of the date of this Agreement, the authorized capital stock of SmartBank consists of (i) 8,000,000 shares of common stock, par value $1.00 per share, of which 3,552,171 shares are issued and outstanding and owned by SmartFinancial, and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are issued and outstanding. As of the date of this Agreement, there are no other classes or series of authorized, issued, or outstanding capital stock of SmartFinancial or SmartBank. All of the issued and outstanding shares of SmartFinancial Stock and SmartBank Stock have been duly and validly authorized and issued in compliance in all material respects with all applicable Laws and are fully paid and non-assessable with no personal liability attaching to the ownership thereof, and none of the issued and outstanding shares of SmartFinancial Stock or SmartBank Stock have been issued in violation of the preemptive rights of any Person. Except as set forth on Schedule 5.2(c) of the SmartFinancial Disclosure Memorandum, as of the date of this Agreement, (i) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate SmartFinancial to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of SmartFinancial Stock, or securities convertible into or exercisable for shares of SmartFinancial Stock, or that require or obligate or could require or obligate SmartFinancial to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment, and (ii) there are no outstanding options, warrants, subscriptions, agreements, contracts, rights, calls, or commitments, of any kind or character, that require or obligate or could require or obligate SmartBank to issue, deliver, or sell, or cause to be issued, delivered, or sold, any additional shares of SmartBank Stock, or securities convertible into or exercisable for shares of SmartBank Stock, or that require or obligate or could require or obligate SmartBank to grant, extend, or enter into any such option, warrant, subscription, agreement, contract, right, call, or commitment. As of the date of this Agreement, no bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of SmartFinancial may vote are issued or outstanding.

(d)   Authority. SmartFinancial has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the consents, approvals, waivers, notices, and filings and registration referred to in Section 5.2(f), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by SmartFinancial and the consummation by SmartFinancial of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the board of directors of SmartFinancial, and no other corporate actions or proceedings on the part of SmartFinancial are necessary to authorize the execution and delivery of this Agreement by SmartFinancial and the consummation by SmartFinancial of the transactions contemplated hereby. The board of directors of SmartFinancial has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of SmartFinancial and its shareholders. This Agreement has been duly and validly executed and delivered by SmartFinancial and constitutes a valid and legally binding obligation of SmartFinancial enforceable against SmartFinancial in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(e)   No Violations. Neither the execution, delivery, or performance of this Agreement by SmartFinancial nor the consummation of the transactions contemplated by this Agreement will (i) violate the charter or bylaws of SmartFinancial or (ii) assuming that the consents, approvals, waivers, notices, and filings and registrations referred to in Section 5.2(f) have been obtained, given, and made and all applicable waiting periods have expired, violate any Law to which the SmartFinancial Parties or any of their respective Subsidiaries (or the properties or assets of the SmartFinancial Parties or any of their respective Subsidiaries) are subject or by which the SmartFinancial Parties or any of their respective Subsidiaries (or the properties or assets of the SmartFinancial Parties or any of their respective Subsidiaries) are bound.

(f)   Consents and Approvals. No consents or approvals of, waivers by, notices to, or filings or registrations with any Governmental Entity are required to be obtained, given, or made by SmartFinancial or SmartBank in connection with the execution and delivery of this Agreement by SmartFinancial or the consummation of the Parent Merger, the Bank Merger, or the other transactions contemplated hereby, except (i) the Regulatory Approvals; (ii) the filing of the Articles of Merger with the Tennessee Secretary of State and the filing of the Bank Merger Certificates; (iii) the filing with the SEC of the Proxy Statement/Prospectus in definitive form and the Registration Statement (in which the Proxy Statement/Prospectus will be included as a prospectus), and declaration of effectiveness of the Registration Statement by the SEC; (iv) such other filings, notices, registrations, consents, declarations, and approvals as are required to be made, given, or obtained under or pursuant to applicable federal or state securities Laws or the rules of Nasdaq, including without limitation those required to be made, given, or obtained in connection with the issuance by SmartFinancial of shares of SmartFinancial Common Stock as Merger Consideration pursuant to this Agreement; (v) the approval of the listing on Nasdaq of the shares of SmartFinancial Common Stock to be issued as Merger Consideration; (vi) the approval of the Bank Merger Agreement by SmartFinancial as the sole shareholder of SmartBank; and (vii) as set forth on Schedule 5.2(f) of the SmartFinancial Disclosure Memorandum. As of the date hereof, SmartFinancial is not aware of any reason why any of the consents, approvals, or waivers referred to in this Section 5.2(f) will not be obtained or received without the imposition of any Burdensome Condition (as defined in Section 8.1(b)).

(g)   Reports. SmartFinancial and SmartBank have filed or furnished, as applicable, all reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments (together with any amendments required to be made with respect thereto) that they have been required to file or furnish since January 1, 2016, with or to the Federal Reserve, the FDIC, the TDFI, or any other Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish the same or pay such fees and assessments, individually or in the aggregate, would not reasonably be expected to have a SmartFinancial Material Adverse Effect. As of their respective dates, such reports, notices, applications, schedules, registration and proxy statements, and other filings, documents, and instruments were complete and accurate in all material respects and complied in all material respects with all applicable Laws.

(h)   Securities Filings. SmartFinancial has filed with the SEC all reports, schedules, registration statements, definitive proxy statements, exhibits, and other filings and materials that SmartFinancial has been required to file under the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, since January 1, 2016 (collectively, the “SmartFinancial Securities Filings”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), none of the SmartFinancial Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the SmartFinancial Securities Filings complied in all material respects with applicable requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder applicable to such SmartFinancial Securities Filings.

(i)   Financial Statements. The consolidated financial statements of SmartFinancial and its Subsidiaries included in the SmartFinancial Securities Filings (including the related notes, where applicable) (the “SmartFinancial Financial Statements”) fairly present in all material respects the financial position, results of operations, and cash flows of SmartFinancial and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount). Each of the SmartFinancial Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and each of such SmartFinancial Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto or as otherwise required by regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally. The books and records of SmartFinancial and its Subsidiaries have since January 1, 2016, been, and are being, maintained in all material respects in accordance with GAAP, or, where otherwise required, regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, and any other applicable legal and accounting requirements. Since January 1, 2016, no independent public accounting firm of SmartFinancial has resigned (or informed SmartFinancial that it intends to resign) or been dismissed as independent public accountants of SmartFinancial as a result of or in connection with any disagreements with SmartFinancial on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

(j)   Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a SmartFinancial Material Adverse Effect, neither SmartFinancial nor any of its Subsidiaries has, or has incurred, any Liability required to be reflected or disclosed on, or reserved against in, a balance sheet prepared in accordance with GAAP, or regulatory accounting requirements applicable to insured depository institutions and/or registered bank holding companies generally, or a Consolidated Report of Condition and Income (Call Report), other than (i) Liabilities reflected on or reserved against in the consolidated balance sheet of SmartFinancial and its Subsidiaries as of March 31, 2018, included in SmartFinancial’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, (ii) Liabilities incurred since March 31, 2018, in the ordinary course of business consistent with past practice, (iii) Liabilities incurred or assumed in connection with the acquisition of Tennessee Bancshares, Inc. and Southern Community Bank, and their respective Subsidiaries, and (iv) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby.

(k)   Absence of Certain Changes or Events.

(i)   Since December 31, 2017, there has been no effect, circumstance, occurrence, event, development, or change that, individually or taken together with all other effects, circumstances, occurrences, events, developments, and changes, has had or would reasonably be expected to have a SmartFinancial Material Adverse Effect.

(ii)   Except as set forth on Schedule 5.2(k)(ii) of the SmartFinancial Disclosure Memorandum, since December 31, 2017, through the date of this Agreement, SmartFinancial and SmartBank have conducted their respective businesses only in the ordinary and usual course consistent with past practices.

(l)   Litigation. There are no suits, actions, claims, investigations, or legal, administrative, arbitration, or other proceedings pending or, to the Knowledge of SmartFinancial, threatened against SmartFinancial or SmartBank or any of their respective Subsidiaries as to which there is a reasonable probability of an adverse determination and which if adversely determined would, individually or in the aggregate, reasonably be expected to have a SmartFinancial Material Adverse Effect, and to the Knowledge of the SmartFinancial Parties there are no facts or circumstances that would reasonably be expected to give rise to any such suit, action, claim, investigation, or legal, administrative, arbitration, or other proceeding. Neither SmartFinancial nor SmartBank nor any of their respective Subsidiaries, nor any of the properties or assets of SmartFinancial or SmartBank or any of their respective Subsidiaries, is a party or subject to or bound by any judgment, decree, injunction, order, or ruling of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a SmartFinancial Material Adverse Effect.

(m)   Regulatory Actions. Since January 1, 2016, neither SmartFinancial nor SmartBank has been a party to or subject to any cease and desist order, prompt corrective action directive, written agreement, or memorandum of understanding issued by or with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order, or directive by, any Governmental Entity, or has adopted any board resolutions at the request of any Governmental Entity, or has been advised in writing by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, cease and desist order, prompt corrective action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. To the Knowledge of SmartFinancial, there are no facts or circumstances which would reasonably be expected to result in any Governmental Entity issuing or requesting any such action, proceeding, order, directive, cease and desist order, prompt corrective action directive, written agreement, memorandum of understanding, commitment letter, board resolutions, or similar undertaking. There are no material unresolved violations, criticisms, or exceptions noted by any Governmental Entity in or with respect to any report or statement relating to any examination or inspection of SmartFinancial or SmartBank or any of their respective Subsidiaries. Since January 1, 2016, there have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies, or procedures of SmartFinancial or SmartBank or any of their respective Subsidiaries.

(n)   Compliance with Laws; Deposit Insurance.

(i)   The SmartFinancial Parties and their respective Subsidiaries have at all times since January 1, 2016, complied with, and are currently in compliance with, all applicable Laws, including without limitation Section 23A and Section 23B of the Federal Reserve Act and the regulations promulgated pursuant thereto; the Equal Credit Opportunity Act, as amended; the Fair Housing Act, as amended; the Fair Credit Reporting Act, as amended; the Truth in Lending Act of 1968, as amended; the CRA; the Home Mortgage Disclosure Act of 1975, as amended; the Bank Secrecy Act of 1970, as amended; the USA PATRIOT Act; the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended; all Laws relating to data protection or privacy; and all other applicable anti-money laundering Laws, fair lending Laws, and Laws relating to discriminatory lending, financing, leasing, or business practices or the origination, sale, or servicing of mortgage loans, except where noncompliance with such applicable Laws would not, individually or in the aggregate, reasonably be expected to have a SmartFinancial Material Adverse Effect. Except in each case as would not reasonably be expected to have a SmartFinancial Material Adverse Effect, the SmartFinancial Parties and their respective Subsidiaries have, and have at all times had, all permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals, and have made all filings, applications, and registrations with all Governmental Entities, that are required in order to permit them to own, lease, and operate their properties and assets and to carry on their respective businesses as presently conducted, and all such permits, licenses, franchises, certificates of authority, orders, authorizations, and approvals are in full force and effect and, to the Knowledge of SmartFinancial, no suspension or cancellation of any of them is threatened.

(ii)   Each of the principal executive officer and the principal financial officer of SmartFinancial (or each former principal executive officer or each former principal financial officer, as applicable) has made all certifications required by Rules 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the SmartFinancial Securities Filings, and the statements contained in such certifications are true and accurate in all material respects. SmartFinancial has, since January 1, 2016, been in compliance with all other applicable provisions of the Sarbanes-Oxley Act and with applicable listing and corporate governance rules of Nasdaq, except in each case for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a SmartFinancial Material Adverse Effect. For purposes of this Section 5.2(n)(ii), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(iii)   The deposits of SmartBank are insured by the FDIC in accordance with the FDIA to the full extent permitted by Law, and SmartBank has paid all premiums and assessments and filed all reports required by the FDIA. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of SmartFinancial, threatened.

(o)   Taxes.

(i)   The SmartFinancial Parties have timely filed all Tax Returns required to be filed by or with respect to them (the “SmartFinancial Returns”). All of the SmartFinancial Returns were, as of their respective dates of filing, true, correct, and complete in all material respects, and all Taxes due and payable by the SmartFinancial Parties and their respective Subsidiaries with respect to the periods covered by such SmartFinancial Returns have been paid (whether or not shown on any SmartFinancial Returns). No claim (whether formal or informal) has ever been made against the SmartFinancial Parties or any of their respective Subsidiaries by a Governmental Authority in a jurisdiction where SmartFinancial or SmartBank or their respective Subsidiaries do not file Tax Returns that SmartFinancial or SmartBank or any of their respective Subsidiaries are or may be subject to taxation in that jurisdiction.

(ii)   All estimated Taxes required to be paid by or with respect to, or in respect of the operations of, the SmartFinancial Parties or any of their respective Subsidiaries have been paid to the proper taxing authorities, except to the extent failure to make any such payment, individually or in the aggregate, would not reasonably be expected to have a SmartFinancial Material Adverse Effect. All Taxes that the SmartFinancial Parties or any of their respective Subsidiaries are or were required to withhold or collect in connection with any amounts paid or owing to any employee, director, independent contractor, shareholder, nonresident, creditor, or other third party have been duly withheld or collected and have been paid, to the extent required, to the proper taxing authorities; the SmartFinancial Parties and their respective Subsidiaries have complied with all information reporting and backup withholding requirements, including the maintenance of required records, with respect to such amounts; and the SmartFinancial Parties and their respective Subsidiaries have paid all employer contributions and premiums and filed all Tax Returns with respect to any employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code and other applicable Laws, except for failures to withhold, collect, pay, or file and such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a SmartFinancial Material Adverse Effect.

(iii)   As of the date of this Agreement, no audit, investigation, examination, deficiency assessment, refund litigation, or other proceeding is pending or, to the Knowledge of SmartFinancial, threatened against or with respect to the SmartFinancial Parties or any of their respective Subsidiaries in respect of any Taxes or Tax matters.

(p)   Labor and Employment Matters. The SmartFinancial Parties are in compliance in all material respects with all applicable Laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. There is no pending or, to the Knowledge of SmartFinancial, threatened suit, action, claim, or legal, administrative, arbitration, or other proceeding by or on behalf of any current or former employee of SmartFinancial or SmartBank or any of their respective Subsidiaries (including without limitation any suit, action, claim, or legal, administrative, arbitration, or other proceeding alleging noncompliance with applicable Laws respecting employment, employment practices, or terms and conditions of employment, but excluding workers’ compensation matters) as to which there is a reasonable probability of an adverse determination and which if adversely determined would, individually or in the aggregate, reasonably be expected to have a SmartFinancial Material Adverse Effect.

(q)   Benefit Plans.

(i)   As used in this Section 5.2(q), the term “SmartFinancial Benefit Plan” means any pension, retirement, salary continuation, stock option, restricted stock, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, disability, severance, change of control, fringe benefit, incentive, cafeteria or Code Section 125, welfare, or other benefit plan, contract, agreement, or arrangement, including without limitation “employee benefit plans” as defined in Section 3(3) of ERISA, any incentive or welfare policies, contracts, plans, or arrangements, including split dollar life insurance arrangements, and all trust agreements and funding arrangements related thereto, which are or have been maintained, sponsored, or contributed to (or required to be contributed to) by SmartFinancial or SmartBank or an ERISA Affiliate for the benefit of or with respect to any present or former directors, officers, employees, independent contractors, or consultants of SmartFinancial or SmartBank or any of their respective Subsidiaries, or any spouse or dependent of any such Person, or under which SmartFinancial or SmartBank or an ERISA Affiliate has or may have any Liability.

(ii)   As of the date of this Agreement, other than routine claims for benefits, there is no pending or, to the Knowledge of SmartFinancial, threatened claim, litigation, action, administrative action, suit, audit, arbitration, mediation, or other proceeding relating to any SmartFinancial Benefit Plan. All of the SmartFinancial Benefit Plans have been established, maintained, and administered in compliance in all material respects with applicable requirements of ERISA and the Code and other applicable Laws and the terms and provisions of all contracts or agreements establishing the SmartFinancial Benefit Plans or pursuant to which they are maintained or administered. As of the date of this Agreement, no audit of any SmartFinancial Benefit Plan by the IRS or the United States Department of Labor is ongoing or, to the Knowledge of SmartFinancial, threatened.

(iii)   Each SmartFinancial Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the IRS (or, in the case of an IRS pre-approved plan, the pre-approved plan has a current IRS opinion or advisory letter upon which the SmartFinancial Parties are entitled to rely under applicable IRS guidance), and to the Knowledge of SmartFinancial there are no facts or circumstances that would reasonably be expected to result in the revocation of any such favorable determination letter.

(r)   Broker Fees. Except for BSP Securities, LLC and fees and expenses payable thereto, neither the SmartFinancial Parties nor any of their officers, directors, employees, or agents has engaged or employed any broker, investment banker, or finder or incurred any Liability for any financial advisory, investment banking, brokerage, or finder’s fees, commissions, or expenses, and no broker, investment banker, or finder has acted directly or indirectly for or on behalf of the SmartFinancial Parties in connection with this Agreement or the transactions contemplated hereby.

(s)   Loan Matters.

(i)   All Loans made, originated, or held by SmartBank (collectively, the “SmartBank Loans”) were made or originated for good, valuable, and adequate consideration in the ordinary course of business; were solicited and originated, and are and have been administered and, where applicable, serviced, and the relevant Loan files are and have been being maintained, in accordance in all material respects with the relevant notes or other credit or security documents, the applicable underwriting and servicing standards of SmartBank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), and with all applicable Laws, and to the Knowledge of SmartFinancial none of such SmartBank Loans are subject to any defenses, setoffs, or counterclaims, including without limitation any of such as are afforded by usury or truth in lending Laws, subject, however, to the Enforceability Exceptions. The notes or other evidences of indebtedness evidencing the SmartBank Loans and all pledges, mortgages, deeds of trust, and other collateral documents and security agreements related thereto are legal, valid, and binding.

(ii)   SmartBank’s allowance for loan and lease losses is and shall be as of the Effective Time in compliance in all material respects with SmartBank’s existing methodology for determining the adequacy of its allowance for loan and lease losses and the standards established by applicable Governmental Entities and the Financial Accounting Standards Board, and is and shall be as of the Effective Time adequate in all material respects under all such standards.

(iii)   Each Loan held by SmartBank (A) is evidenced by notes, agreements, or other evidences of indebtedness that, to the Knowledge of SmartFinancial, are true, genuine, and what they purport to be, (B) to the extent secured, has, to the Knowledge of SmartFinancial, been secured by valid Liens which have been perfected, and (C) is a legal, valid, and binding obligation of the obligor named therein, enforceable in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(iv)   The SmartFinancial Parties are not, and have not been since January 1, 2016, subject to any material fine, suspension, or settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale, or servicing of mortgage or consumer Loans.

(t)   Insurance. The SmartFinancial Parties and their respective Subsidiaries are insured with reputable insurers against such risks and in such amounts as management of the SmartFinancial Parties and their respective Subsidiaries has determined to be prudent and consistent with industry practice. The policies of insurance currently held or maintained by or providing coverage for the SmartFinancial Parties and their respective Subsidiaries are in full force and effect, neither the SmartFinancial Parties nor any of their respective Subsidiaries is in material default thereunder, and all premiums due and payable in respect of such policies of insurance have been timely and fully paid (to the extent due and payable). There is no material claim for coverage by the SmartFinancial Parties or any of their respective Subsidiaries pending under any of such policies of insurance as to which coverage has been questioned, denied, or disputed, and the SmartFinancial Parties have not received written notice of any threatened termination of or material alteration of coverage under any of such policies of insurance.

(u)   Investment Securities. The SmartFinancial Parties have good title to all securities and commodities owned by them (except those sold under repurchase agreements), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the SmartFinancial Parties and their respective Subsidiaries. Such securities and commodities are valued on the books of the SmartFinancial Parties in accordance with GAAP. The SmartFinancial Parties employ investment, securities, commodities, risk management, and other policies, practices, and procedures that are prudent and reasonable in the context of their respective businesses.

(v)   Tax Treatment of Transaction. SmartFinancial has no Knowledge of any fact or circumstance that would reasonably be expected to prevent the Parent Merger from qualifying as a “reorganization” under the provisions of Section 368(a) of the Code.

(w)   CRA, Anti-Money Laundering, OFAC, and Customer Information Security. SmartBank received a rating of “Satisfactory” or better during its most recent examination or interim review with respect to the CRA. SmartFinancial has no Knowledge of any facts or circumstances that would reasonably be expected to cause SmartBank (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal banking regulators of lower than “Satisfactory”; (ii) to be deemed to be operating in violation, in any material respect, of the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the United States Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law; or (iii) to be deemed not to be in satisfactory compliance in any material respect with applicable privacy of customer or consumer information requirements contained in any federal or state privacy Laws, including without limitation in Title V of the Gramm-Leach-Bliley Act of 1999, as amended, and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by SmartBank. To the Knowledge of SmartFinancial, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would, or would reasonably be expected to, cause SmartBank to undertake any significant remedial action. The board of directors of SmartBank has adopted, and SmartBank has implemented, an anti-money laundering program that contains customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act, and such anti-money laundering program meets the requirements of Section 352 of the USA PATRIOT Act and the regulations thereunder, and SmartBank has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(x)   Internal Controls. SmartFinancial (i) has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and (ii) has disclosed, based on its most recent evaluation, to SmartFinancial’s outside auditors and the audit committee of SmartFinancial’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect SmartFinancial’s ability to record, process, summarize, and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in SmartFinancial’s internal control over financial reporting.

(y)   Regulatory Capital. SmartFinancial and SmartBank are “well-capitalized” as such term is defined in 12 C.F.R. 225.2 and 12 C.F.R. 325.103, respectively.

(z)   No Further Representations. Except for the representations and warranties made by SmartFinancial in this Article V (including the related portions of the SmartFinancial Disclosure Memorandum), neither SmartFinancial nor any other Person makes or has made any express or implied representation or warranty with respect to SmartFinancial or SmartBank or their respective Subsidiaries or the respective businesses, operations, assets, liabilities, or conditions (financial or otherwise) of the SmartFinancial Parties and their respective Subsidiaries, and SmartFinancial hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither SmartFinancial nor any other Person makes or has made any representation or warranty to the Foothills Parties or any of their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget, or prospective information relating to the SmartFinancial Parties or any of their respective Subsidiaries or the respective businesses of the SmartFinancial Parties and their respective Subsidiaries or (ii) except for the representations and warranties made by SmartFinancial in this Article V, any oral or written information presented, delivered, or made available to the Foothills Parties or any of their Affiliates or representatives in the course of their due diligence investigation of the SmartFinancial Parties or their negotiation of this Agreement or otherwise in the course of the transactions contemplated hereby.

ARTICLE VI
CONDUCT PENDING THE PARENT MERGER

Section 6.1   Foothills Parties Forbearances. Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or at the direction of a Governmental Entity, or with the prior written consent of SmartFinancial, which consent will not be unreasonably withheld, from the date of this Agreement until the Effective Time, neither Bancorp nor the Bank shall, and each of Bancorp and the Bank shall cause each of its Subsidiaries not to:

(a)   Conduct its business other than in the regular, ordinary, and usual course consistent with past practice; fail to use commercially reasonable best efforts to maintain and preserve intact its business organizations and customer and other business relationships, and retain the services of its current officers and employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)   Incur, renew, modify, extend, or renegotiate any indebtedness for borrowed money or assume, guarantee, endorse, or otherwise as an accommodation become responsible for the obligations of any other Person, other than (i) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (ii) purchases of federal funds, and (iii) Federal Home Loan Bank advances with a maturity of not more than one year; prepay any indebtedness or other similar arrangements so as to cause Bancorp or the Bank or any of their respective Subsidiaries to incur any prepayment penalty thereunder; or purchase, accept, or renew any brokered deposits, except in the ordinary course of business consistent with past practice and with maturities of 24 months or less;

(c)   Adjust, split, combine, or reclassify any of its capital stock; make, declare, pay, or set aside for payment any dividend or other distribution on or in respect of its capital stock, other than dividends by the Bank to Bancorp for the purpose of funding the payment by Bancorp of expenses incurred by Bancorp in connection with the transactions contemplated by this Agreement; grant any Person any right to acquire any shares of its capital stock or any securities or rights convertible into or exercisable for its capital stock; issue any additional shares of capital stock or any securities or obligations convertible into or exercisable for any shares of its capital stock, except pursuant to the exercise of Bancorp Options outstanding as of the date hereof; or directly or indirectly redeem, purchase, repurchase, or otherwise acquire any shares of its capital stock;

(d)   Other than in the ordinary course of business consistent with past practice, (i) sell, transfer, mortgage, encumber, or otherwise dispose of any of its properties, assets, or business (including without limitation “Other Real Estate Owned”) or (ii) cancel, release, or assign any material indebtedness or claims or waive any rights of substantial value;

(e)   Make any equity investment, either by purchase of stock or other securities, contributions to capital, property transfers, purchase of any property or assets of any other Person, or otherwise, or form any new Subsidiary or dissolve, liquidate, or terminate any existing Subsidiary;

(f)   Except as set forth on Schedule 6.1(f) of the Foothills Disclosure Memorandum, enter into, renew, fail to renew, amend, modify, cancel, or terminate any new or existing Foothills Material Contract;

(g)   Make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, except (i) in conformity with existing lending practices and where the principal amount of the subject Loan does not exceed $1,300,000 or (ii) Loans as to which the Foothills Parties and their respective Subsidiaries have binding obligations to make such Loans (including without limitation lines of credit and letters of credit) as of the date of this Agreement and which are disclosed on Schedule 6.1(g) of the Foothills Disclosure Memorandum; provided, however, that neither Bancorp nor the Bank, nor any of their respective Subsidiaries, shall make, renew, increase the amount of, extend the term of, or modify any Loan, or commit to make, renew, increase the amount of, extend the term of, or modify any Loan, to any Person if, when aggregated with all other outstanding Loans and commitments for Loans to such Person and such Person’s family members and Affiliates, the aggregate principal amount of all such Loans and commitments would exceed $1,300,000;

(h)   Extend credit to, directly or indirectly, any Person who has a Loan with Bancorp or the Bank or any of their respective Subsidiaries that is classified by Bancorp or the Bank (or any of their respective Subsidiaries) or the FDIC or the TDFI as “doubtful,” “substandard,” or “special mention” or that is on non-accrual status (a “Foothills Classified Borrower”);

(i)   Renegotiate, renew, increase the amount of, extend the term of, or modify any Loan with or to a Foothills Classified Borrower, except (i) in conformity with existing lending practices and regulatory requirements and (ii) where all outstanding Loans and commitments for Loans to such Foothills Classified Borrower and such Foothills Classified Borrower’s family members and Affiliates do not and would not exceed $500,000 in the aggregate;

(j)   Except in strict compliance with Regulation O of the Federal Reserve (12 C.F.R. Part 215), make or increase the amount of any Loan, or commit to make or increase the amount of any Loan, to any director, executive officer, or principal shareholder (as such terms are defined in Regulation O) of Bancorp or the Bank or any of their respective Subsidiaries, or any entity controlled, directly or indirectly, by any such Person;

(k)   Commence any claim, action, suit, or proceeding, other than to enforce an obligation owed to Bancorp or the Bank or any of their respective Subsidiaries and in accordance with past practice, or enter into any settlement or similar agreement with respect to any claim, action, suit, or proceeding, which claim, action, suit, proceeding, or settlement or other agreement (i) involves the payment by it of an amount in excess of $25,000 or (ii) would impose any material restriction on its business or operations or the operations of any of its Subsidiaries;

(l)   Increase in any manner the salary, wages, bonuses, compensation, or other benefits of, for, or payable to any of its directors, officers, or employees (except for normal employee wage and salary increases in the ordinary course of business consistent with past practice not exceeding 3% per year on a per employee basis), or pay any bonus, pension, retirement allowance, or contribution not required by or accrued for under any existing plan, agreement, or arrangement to any such directors, officers, or employees; become a party to, establish, adopt, amend, renew, terminate, extend, or commit to any pension, retirement, profit-sharing, welfare, or other benefit plan, agreement, or arrangement, or any employment, severance, salary continuation, retention, change of control, consulting, or other Contact, with or for the benefit of any director, officer, or employee, except as required by applicable Law; amend, modify, or revise the terms of any outstanding stock option or voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other equity-based compensation; elect or appoint to any office with the title of executive vice president or higher any Person who does not hold such office as of the date of this Agreement or elect or appoint, or propose or recommend for election or appointment, to its board of directors any Person who is not a member of its board of directors as of the date of this Agreement; or hire any employee with annualized base compensation (excluding health insurance and retirement plan benefits) in excess of $50,000, except as may be necessary to replace an employee (other than an officer with a title of executive vice president or higher) whose employment is terminated, whether voluntarily or involuntarily;

(m)   Amend its charter, bylaws, or other organizational or governing documents, or enter into any stock or asset purchase agreement or any plan or agreement of consolidation, merger, share exchange, or reorganization with any Person or any indication of interest, letter of intent, or agreement in principle with respect thereto;

(n)   Increase or decrease the rates of interest paid on time deposits or certificates of deposit, except in the ordinary course of business consistent with past practice;

(o)   Purchase any debt security, including mortgage-backed and mortgage-related securities, other than United States government and United States government agency securities with final maturities of less than two years;

(p)   Make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate, other than in the ordinary course of business consistent with past practice or pursuant to binding commitments existing on the date hereof which are disclosed on Schedule 6.1(p) of the Foothills Disclosure Memorandum;

(q)   Establish or commit to the establishment of any new branch office, loan or deposit production office, or other banking office or facility, or file any application or notice to relocate or close or terminate the operations of any banking office or facility;

(r)   Except for interest rate caps and interest rate floors for individual Loans entered into in the ordinary course of business consistent with past practice, enter into any futures contract, option, swap agreement, interest rate cap, interest rate floor, or interest rate exchange agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets or interest-bearing liabilities to changes in market rates of interest;

(s)   Make any material changes in policies or procedures in existence on the date of this Agreement with regard to extensions of credit (or the establishment of reserves with respect to possible loss thereon or the charge off of losses incurred thereon), investments, or asset/liability management, or in any other material banking policies or procedures, except as may be required by changes in applicable Law or GAAP or at the direction of a Governmental Entity;

(t)   Except with respect to foreclosures in process as of the date of this Agreement, foreclose upon or take a deed or title to any real property without providing prior written notice to SmartFinancial;

(u)   Make or change any material election in respect of Taxes, settle or compromise any material Tax Liability, agree to an extension or waiver of the statute of limitations with respect to the assessment, collection, or determination of any Taxes, enter into any closing agreement with respect to any Taxes or surrender any right to claim a material Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return;

(v)   Take any action that is intended or would reasonably be expected to result in (i) any of the representations or warranties of the Foothills Parties set forth in this Agreement being or becoming untrue at any time prior to the Effective Time, (ii) any of the conditions to the Parent Merger set forth in Article VIII not being satisfied, or (iii) a breach or violation of any provision of this Agreement;

(w)   Adopt or implement any change in its accounting principles, practices, or methods, other than as may be required by GAAP or regulatory guidelines;

(x)   Enter into any new line of business, introduce any new products or services, or change the manner in which its investment securities or loan portfolio is classified or reported;

(y)   Make any written communications to the officers or employees of the Foothills Parties or their respective Subsidiaries, or any oral communications presented to a significant portion of the officers or employees of the Foothills Parties or their respective Subsidiaries, pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, without first providing SmartFinancial a copy or written description of the intended communication and providing SmartFinancial with a reasonable period of time to review and comment on the communication;

(z)   Engage in or conduct any demolition, remodeling, or modifications or alterations to any of its business premises unless required by applicable Law, or fail to use commercially reasonable efforts to maintain its business premises or other assets in substantially the same condition as of the date hereof, ordinary wear and tear excepted;

(aa)   Subject any of its properties or assets to any Lien (other than Liens existing as of the date of this Agreement and other than in connection with securing advances, repurchase agreements, and other borrowings from a Federal Home Loan Bank and transactions in federal funds);

(bb)   Take any action or fail to take any action, which action or failure to act would prevent or impede the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(cc)   Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Section 6.2   SmartFinancial Forbearances. Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or at the direction of a Governmental Entity, or with the prior written consent of Bancorp, which consent will not be unreasonably withheld, from the date of this Agreement until the Effective Time, SmartFinancial shall not, and SmartFinancial shall cause its Subsidiaries not to:

(a)   Fail to use commercially reasonable efforts to maintain and preserve intact its business organizations and advantageous customer and other business relationships;

(b)   Amend its charter or bylaws in a manner that would materially and adversely affect the economic benefits of the Parent Merger to the holders of Bancorp Common Stock;

(c)   Take any action that is intended or would reasonably be expected to result in (i) any of the conditions to the Parent Merger set forth in Article VIII not being satisfied or (ii) a breach or violation of any provision of this Agreement;

(d)   Take any action or fail to take any action, which action or failure to act would prevent or impede the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(e)   Agree to do, make any commitment to do, or adopt any resolutions of its board of directors (or other governing body) in support of, recommending, or proposing any of the foregoing.

Section 6.3   Absence of Control. It is the mutual intent of the Parties that (a) SmartFinancial shall not, by reason of this Agreement, be deemed to control, directly or indirectly, Bancorp or the Bank or to exercise, directly or indirectly, a controlling influence over the management or policies of Bancorp or the Bank and (b) neither Bancorp nor the Bank shall, by reason of this Agreement, be deemed to control, directly or indirectly, SmartFinancial or any of its Subsidiaries, or to exercise, directly or indirectly, a controlling influence over the management or policies of SmartFinancial or any of its Subsidiaries.

ARTICLE VII
COVENANTS

Section 7.1   Acquisition Proposals.

(a)   The Foothills Parties shall, and shall direct and use their reasonable best efforts to cause their respective Subsidiaries and their and their respective Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by the Foothills Parties or any of their respective Subsidiaries) to, immediately cease and cause to be terminated any activities, discussions, or negotiations with any Person other than SmartFinancial and SmartBank with respect to the possibility, consideration, or consummation of any Acquisition Proposal, and will use their reasonable best efforts to enforce, and will direct and use their reasonable best efforts to cause their respective Subsidiaries to use their reasonable best efforts to enforce, any confidentiality, nondisclosure, or similar agreement relating to any Acquisition Proposal, including by requesting any other party or parties thereto to promptly return or destroy any confidential information previously furnished by or on behalf of the Foothills Parties or any of their respective Subsidiaries thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction.

(b)   From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Foothills Parties shall not, and shall direct and cause their respective Subsidiaries and their and their respective Subsidiaries’ Affiliates, directors, officers, employees, agents, and representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by the Foothills Parties or any of their respective Subsidiaries) not to, directly or indirectly through another Person, (i) solicit, initiate, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate or that could result in, any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or could be expected to lead to, an Acquisition Proposal; (ii) provide any non-public information or data regarding the Foothills Parties or any of their respective Subsidiaries to any Person other than SmartFinancial and SmartBank relating to or in connection with any

Acquisition Proposal or any inquiry or indication of interest that could be expected to lead to an Acquisition Proposal; (iii) continue or participate in any discussions or negotiations, or otherwise communicate in any way with any Person other than SmartFinancial and SmartBank, regarding any Acquisition Proposal; (iv) approve, endorse, or recommend, or execute, enter into, or consummate, any indication of interest, letter of intent, or other Contract relating to any Acquisition Proposal or requiring the Foothills Parties to abandon, terminate, or fail to consummate the transactions contemplated by this Agreement, or propose to do any of the foregoing; or (v) make or authorize any statement, recommendation, or solicitation in support of any Acquisition Proposal; provided, however, that prior to the date of the Bancorp Meeting (as defined below), if the Bancorp board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would cause the Bancorp board of directors to breach its fiduciary duties under applicable Law, the Foothills Parties may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 7.1 that the Bancorp board of directors determines in good faith constitutes a Superior Proposal, and subject to providing 48 hours prior written notice of their decision to take such action to SmartFinancial and identifying the Person making the Superior Proposal and all of the material terms and conditions of such Superior Proposal and compliance with Section 7.1(c), (A) furnish information with respect to the Foothills Parties and their respective Subsidiaries to any Person making such Superior Proposal pursuant to a customary confidentiality agreement on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement (which confidentiality agreement shall not provide such Person the exclusive right to negotiate with the Foothills Parties) and (B) participate in discussions or negotiations with such Person regarding such Superior Proposal.

(c)   In addition to the obligations of the Foothills Parties set forth above, the Foothills Parties shall promptly (within not more than 24 hours) advise SmartFinancial orally and in writing of their receipt of any Acquisition Proposal, or any request for information or inquiry which could be expected to lead to an Acquisition Proposal, and shall keep SmartFinancial informed, on a current basis, of the continuing status thereof, including the terms and conditions thereof and any changes thereto, and shall provide to SmartFinancial any written materials received by the Foothills Parties or any of their Subsidiaries in connection therewith. Additionally, the Foothills Parties shall contemporaneously provide or make available to SmartFinancial all materials provided or made available to any third party pursuant to this Section 7.1 which have not been previously provided or made available to SmartFinancial.

(d)   For the avoidance of doubt, the Foothills Parties expressly agree that any breach or violation of any provision of this Section 7.1 by any of their respective Subsidiaries or by any of their or their respective Subsidiaries’ Affiliates, directors, officers, employees, agents, or representatives (including without limitation any investment banker, financial advisor, attorney, accountant, or other representative retained by such Party or any of its Subsidiaries) shall be deemed a breach or violation of this Section 7.1 by the Foothills Parties.

(e)   The Foothills Parties agree that irreparable damage would occur in the event any of the provisions of this Section 7.1 are breached or violated. Accordingly, it is agreed that SmartFinancial shall be entitled to an injunction or injunctions to prevent breaches or violations of this Section 7.1 and to enforce specifically the terms and provisions of this Section 7.1 in any state or federal court having jurisdiction, this being in addition to any other remedy or relief to which SmartFinancial may be entitled at law or in equity.

(f)   Nothing contained in this Section 7.1 shall prevent Bancorp or the Bank or their respective boards of directors from (i) taking the actions permitted by Section 7.7(b) of this Agreement or (ii) informing any Person who submits an unsolicited Acquisition Proposal of their obligations pursuant to this Section 7.1.

Section 7.2   Notice of Certain Matters. Prior to the Effective Time, each Party shall promptly notify the other Parties of any fact, event, occurrence, circumstance, or condition known to it that (a) constitutes or has caused, or could reasonably be expected to cause, a material breach of any of the representations, warranties, covenants, or agreements of such Party set forth in this Agreement; provided, however, that no such notification shall (i) affect the representations, warranties, covenants, or agreements of the Parties, or the conditions to the obligations of the Parties, contained in this Agreement or (ii) be deemed to amend or supplement the Disclosure Memoranda; (b) has had, or is reasonably likely to have, either individually or taken together with all other facts, events, occurrences, circumstances, and conditions known to such Party, a Foothills Material Adverse Effect (as to any notice required to be given by the Foothills Parties) or a SmartFinancial Material Adverse Effect (as to any notice required to be given by SmartFinancial); or (c) would, or could reasonably be expected to, prohibit or materially impede or delay the consummation of the transactions contemplated by this Agreement. Further, each Party shall promptly give written notice to the other Parties of any notice or other communication from any third party alleging that the consent or approval of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

Section 7.3   Access and Information.

(a)   Prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, for the purpose of verifying the representations and warranties of the Foothills Parties and compliance by the Foothills Parties with their covenants and agreements set forth herein, and preparing for the Parent Merger and the other matters contemplated by this Agreement, the Foothills Parties shall, and shall cause their respective Subsidiaries to, afford to SmartFinancial and SmartBank and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by SmartFinancial and SmartBank) reasonable access during normal business hours to the books, records, Contracts, properties, assets, personnel, and information technology systems of the Foothills Parties and their respective Subsidiaries, as well as such other information relating to the Foothills Parties or their respective Subsidiaries as SmartFinancial and SmartBank may reasonably request. Prior to the Effective Time, upon reasonable notice and subject to applicable Laws relating to the exchange of information, for the purpose of verifying the representations and warranties of SmartFinancial and compliance by SmartFinancial with its covenants and agreements set forth herein, SmartFinancial shall, and shall cause its Subsidiaries to, afford to the Foothills Parties and their representatives (including without limitation their directors, officers, and employees and financial advisors, legal counsel, accountants, and other professionals retained by the Foothills Parties) reasonable access during normal business hours to such information relating to SmartFinancial or its Subsidiaries as the Foothills Parties may reasonably request.

(b)   From the date of this Agreement until the Effective Time, each of the Foothills Parties shall promptly furnish to SmartFinancial (i) a copy of any report, application, notice, schedule, or other document or instrument filed with or received from any Governmental Entity (other than any such materials which the Foothills Parties are not permitted to disclose under applicable Law) and (ii) such other information regarding their and their respective Subsidiaries’ business, properties, assets, or personnel as SmartFinancial may reasonably request. Additionally, prior to the Effective Time, Bancorp shall deliver to SmartFinancial (i) as soon as practicable, but in no event more than 30 days, after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31) its unaudited consolidated balance sheet and the related unaudited consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows as of the end of and for such quarter prepared in accordance with GAAP and (ii) as soon as practicable, but in no event more than 60 days, after the end of each fiscal year ending after the date of this Agreement, its audited consolidated balance sheet and the related audited consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows as of the end of and for such year (together with the notes thereto and accompanied by the audit reports of Bancorp’s independent registered public accounting firm) prepared in accordance with GAAP.

(c)   Any investigation by a Party or its representatives pursuant to this Section 7.3 shall be conducted in a manner that does not unreasonably interfere with the business operations of the party being investigated. No investigation by the Parties or their representatives pursuant to this Section 7.3 shall affect or be deemed to modify any of the representations, warranties, covenants, or agreements of the Parties set forth in this Agreement. Neither the Foothills Parties or SmartFinancial nor their respective Subsidiaries shall be required to provide access to or to disclose information pursuant to this Section 7.3 where such access or disclosure would violate or prejudice the rights of the Foothills Parties’ or SmartFinancial Parties’, as the case may be, customers, jeopardize the attorney-client privilege of the Party in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense, or similar agreement between the Parties), or contravene any Law, fiduciary duty, or binding Contract entered into prior to the date of this Agreement. The Parties agree to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(d)   The Confidentiality Agreement, to the extent the same is not inconsistent with the terms of this Agreement, will remain in full force and effect following the date of this Agreement, whether or not the Parent Merger occurs, in accordance with its terms, and each of Bancorp and the Bank, on the one hand, and

SmartFinancial, on the other hand, shall hold all information furnished by or on behalf of any other Party or any of such other Party’s respective Subsidiaries or representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

Section 7.4   Regulatory Filings; Consents and Approvals.

(a)   The Parties shall cooperate with each other and use commercially reasonable efforts to prepare all documentation, to make all filings, and to obtain all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the Parent Merger and the other transactions contemplated by this Agreement. SmartFinancial shall use commercially reasonable efforts to make any initial application, notice, and waiver filings required by the Federal Reserve or the TDFI in connection with the Parent Merger within 60 days after the date of this Agreement. Each Party shall have the right to review in advance, and to the extent practicable each Party shall consult with the other Parties with respect to, in each case subject to applicable Laws relating to the exchange of information, all written applications, notices, and waiver requests, and any other written information, submitted to any Governmental Entity or other third party in connection with the transactions contemplated by this Agreement, provided that SmartFinancial shall not be required to provide or make available to the Foothills Parties the confidential portions of any filing made with a Governmental Entity or other third party. In exercising the foregoing rights, each Party agrees to act reasonably and as promptly as practicable. Each Party agrees that it shall consult with the other Parties with respect to the obtaining of all permits, consents, approvals, waivers, and authorizations of all Governmental Entities and other third parties, including the Regulatory Approvals, necessary or advisable to consummate the Parent Merger and other transactions contemplated by this Agreement, and each Party shall keep the other Parties reasonably apprised of the status of material matters relating to the consummation of such transactions.

(b)   Each Party agrees to, upon request, furnish the other Parties with all information concerning itself, its Subsidiaries, and its and its Subsidiaries’ directors, officers, and shareholders, as well as such other matters, as may be necessary, advisable, or appropriate in connection with any filing, notice, or application made or given by or on behalf of such other Parties or any of their respective Subsidiaries with or to any Governmental Entity or other third party.

Section 7.5   Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties agrees to use commercially reasonable efforts to promptly take, or cause to be promptly taken, all actions, and to promptly do, or cause to be promptly done, all things, necessary, proper, or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably possible, including using commercially reasonable efforts to obtain all necessary actions or non-actions, extensions, waivers, consents, and approvals from Governmental Entities, effecting all necessary registrations, applications, and filings (including without limitation filings under any applicable federal or state securities Laws), and obtaining any required contractual consents and regulatory approvals.

Section 7.6   Publicity. The Parties shall consult with each other before issuing any press release or making any public statements or disclosures (including without limitation written communications to shareholders) with respect to this Agreement or the transactions, including the Parent Merger and the Bank Merger, contemplated hereby and shall not issue any such press release or make any such public statements or disclosures without the prior consent of the other Parties, which consent shall not be unreasonably withheld; provided, however, that nothing contained in this Section 7.6 shall prohibit a Party from making any disclosure that legal counsel to such Party determines is necessary in order to satisfy such Party’s disclosure obligations under applicable Law.

Section 7.7   Bancorp Shareholders Meeting.

(a)   Bancorp and its board of directors shall take, in accordance with applicable Law and Bancorp’s charter and bylaws, all action necessary to call, give notice of, convene, and hold, as promptly as reasonably practicable after the date on which the Registration Statement becomes effective under the Securities Act, a meeting of Bancorp’s shareholders (including any adjournment or postponement thereof, the “Bancorp Meeting”) for the purpose of Bancorp’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by Bancorp’s shareholders in order to consummate the transactions contemplated by this Agreement. Except with the prior approval of SmartFinancial (which will not be unreasonably withheld), no other matters shall be submitted for consideration by or the approval of Bancorp’s shareholders at the Bancorp Meeting. Subject to Section 7.7(b), (i) Bancorp and its board of directors shall at all times prior to and during the Bancorp Meeting recommend to Bancorp’s shareholders the approval of this Agreement and the transactions contemplated hereby and shall take all reasonable and lawful action to solicit and obtain such approval and (ii) neither Bancorp nor its board of directors shall withdraw, modify, or qualify in any manner adverse to SmartFinancial its recommendation that Bancorp’s shareholders approve this Agreement and the transactions contemplated hereby, or take any other action or make any other public statement inconsistent with such recommendation (the actions prohibited by this clause (ii) being referred to as a “Change of Recommendation”). Notwithstanding any Change of Recommendation, this Agreement shall be submitted to the shareholders of Bancorp at the Bancorp Meeting for the purpose of Bancorp’s shareholders considering and voting on approval of this Agreement and any other matters required to be approved by Bancorp’s shareholders in order to consummate the transactions contemplated by this Agreement. Additionally, neither Bancorp nor the Bank shall submit to or for a vote of its shareholder(s) any Acquisition Proposal.

(b)   Notwithstanding the foregoing, Bancorp and its board of directors may make a Change of Recommendation if, but only if:

(i)   The Foothills Parties have complied with Section 7.1;

(ii)   The Bancorp board of directors determines in good faith (after consultation with and based on the advice of outside legal counsel) that its failure to do so would result in a violation of its fiduciary duties under applicable Law; and

(iii)   In the event the Change of Recommendation stems from or is a result of, or relates in any manner to, an Acquisition Proposal, (A) the Bancorp board of directors has concluded in good faith, after giving effect to all of the adjustments which may be offered by SmartFinancial pursuant to clause (C) below, that such Acquisition Proposal constitutes a Superior Proposal, (B) Bancorp notifies SmartFinancial at least five Business Days in advance of its intention to effect a Change of Recommendation in response to such Superior Proposal, and furnishes to SmartFinancial the identity of the Person making such Superior Proposal and a copy of the proposed transaction agreements and all other documents relating to such Superior Proposal, and (C) prior to effecting the Change of Recommendation, the Foothills Parties shall, and shall cause their financial, legal, and other advisors to, for a period of five Business Days following Bancorp’s delivery of the notice referred to in clause (B) above, negotiate in good faith with SmartFinancial (to the extent SmartFinancial desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

(c)   Bancorp shall adjourn or postpone the Bancorp Meeting if (i) as of the date of the Bancorp Meeting there are insufficient shares of Bancorp Common Stock represented (either in person or by proxy) to constitute the quorum necessary to conduct the business of the Bancorp Meeting or (ii) as of the date of the Bancorp Meeting Bancorp has not received proxies representing a sufficient number of shares necessary for the approval of this Agreement by the shareholders of Bancorp in accordance with Bancorp’s charter and bylaws and applicable Law; provided that Bancorp shall not be required to adjourn or postpone the Bancorp Meeting more than two times.

Section 7.8   [Reserved]

Section 7.9   Employee and Benefit Matters.

(a)   Subject to applicable Law and the terms of SmartFinancial’s and SmartBank’s employee benefit plans, SmartFinancial or SmartBank will, as soon as reasonably practicable after the Effective Time, provide employees of the Bank who become employees of SmartBank at or immediately following the Effective Time (the “Continuing Employees”) with benefits that are no less favorable, in the aggregate, than those provided to similarly situated employees of SmartBank as of the date of this Agreement. With respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by SmartFinancial or SmartBank, excluding both any retiree health care plans or programs maintained by SmartFinancial or SmartBank and any equity compensation or deferred compensation plans or arrangements maintained by SmartFinancial or SmartBank (collectively, “Employee Plans”), in which any Continuing Employees will participate effective as of or after the Effective Time, SmartFinancial or SmartBank, as appropriate, will recognize all years of full-time service of Continuing Employees with the Foothills Parties for vesting and eligibility purposes (but not for benefit accrual purposes or purposes of early retirement subsidies under any Employee Plan that is a defined benefit pension plan) in any Employee Plan in which such Continuing Employees may be eligible to participate at or after the

Effective Time; provided that such service shall not be recognized to the extent that (i) such recognition of service would result in a duplication of benefits or (ii) such service was not recognized under a corresponding Foothills Benefit Plan. With respect to Employee Plans providing health care, dental, or vision coverage, SmartFinancial or SmartBank, as appropriate, will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to the Continuing Employees or their eligible spouses and eligible dependents who were covered under a similar Foothills Benefit Plan immediately prior to the Effective Time. Further, if Continuing Employees experience a transition in health care, dental, or vision coverage during the middle of a plan year, SmartFinancial or SmartBank, as appropriate, will use commercially reasonable efforts to cause any successor Employee Plan providing health care, dental, or vision coverage for Continuing Employees to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment, or other cost-sharing amounts previously paid by Continuing Employees in respect of their participation in the corresponding Foothills Benefit Plan during the plan year of the successor Employee Plan prior to the transition effective date. The Parties acknowledge and agree that, to the extent permitted by applicable Law and the terms of any pertinent plan documents, SmartFinancial and its Subsidiaries may after the Effective Time maintain multiple benefit plans providing health care, dental, or vision coverage and/or multiple retirement savings plans.

(b)   At the request of SmartFinancial, the Foothills Parties shall take, and shall cause their respective Subsidiaries to take, prior to the Effective Time, all actions reasonably requested by SmartFinancial that are necessary or appropriate to (i) cause one or more of the Foothills Benefits Plans (including without limitation the Foothills Bank & Trust Stock Option Plan, as amended, the Foothills Bancorp, Inc. Amended and Restated 2015 Stock Option Plan, as amended, the Foothills Bancorp, Inc. Employee Stock Ownership Plan, and the Foothills Bank & Trust 401(k) Profit Sharing Plan) to terminate or be frozen as of or immediately prior to the Effective Time, (ii) cause benefit accruals and entitlements under any Foothills Benefit Plan to cease as of or immediately prior to the Effective Time, (iii) cause the continuation at and after the Effective Time of any insurance policy or other Contract relating to any Foothills Benefit Plan for such period as may be requested by SmartFinancial, or (iv) facilitate the merger of any Foothills Benefit Plan into any employee benefit plan maintained by SmartFinancial or its Subsidiaries. All resolutions, notices, or other documents adopted, issued, or executed in connection with the implementation of this Section 7.9(b) shall be subject to SmartFinancial’s prior review and approval, which approval shall not be unreasonably withheld.

(c)   SmartFinancial or SmartBank will provide to (i) employees of the Bank immediately prior to the Effective Time who are not offered continued employment with SmartFinancial or one of its Subsidiaries and (ii) Continuing Employees whose employment is involuntarily terminated by SmartFinancial or its Subsidiaries without cause during the six-month period immediately following the Effective Time (collectively, “Severed Employees”), and who are not otherwise entitled to contractual or other severance or change in control benefits, severance benefits in the amounts set forth on Schedule 7.9(c) of the SmartFinancial Disclosure Memorandum taking into account the number of years of full-time service of the Severed Employees with the Foothills Parties prior to the Effective Time and with SmartFinancial and its Subsidiaries thereafter; provided that it shall be a condition to payment of any such severance benefits that the Severed Employee executes a release of claims, which release shall be in a form that complies with Section 409A of the Code and is reasonably acceptable to SmartFinancial. Any such payments of severance benefits (including the timing of the same) shall be in compliance with Section 409A of the Code. For purposes of this Section 7.9(c), “cause” shall have the same meaning as provided in any written employment agreement between any Severed Employee and SmartFinancial and/or its Subsidiaries on the date such Severed Employee’s employment is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (i) fraud or dishonesty against or to SmartFinancial or its Subsidiaries, (ii) the Severed Employee’s willful misconduct, repeated refusal to follow the reasonable directions of his or her superiors, or knowing violation of Law in the course or scope of performance of services to or for SmartFinancial or its Subsidiaries; (iii) repeated absences from work without a reasonable excuse; (iv) intoxication with alcohol or drugs while on the premises of SmartFinancial or its Subsidiaries during regular business hours; (v) a conviction or plea of guilty or nolo contendere to a felony or a crime involving dishonesty; or (vi) a breach or violation of the terms of any agreement to which the Severed Employee and SmartFinancial or its Subsidiaries are parties.

(d)   This Section 7.9 shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Section 7.9, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.9. Nothing contained in this Section 7.9, express or implied, (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, SmartFinancial, or SmartBank, or any of their respective Subsidiaries or Affiliates, to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them. The Parties acknowledge and agree that the provisions of this Section 7.9 shall not create any right in any employee of Bancorp or the Bank or any of their respective Subsidiaries, or any other Person, to continued employment with the Surviving Corporation, SmartFinancial, or SmartBank, or any of their respective Subsidiaries or Affiliates (and shall not limit the right of the Surviving Corporation, SmartFinancial, or SmartBank, or any of their respective Subsidiaries or Affiliates, to terminate the employment of any employee), or any compensation or benefits of any nature or kind whatsoever.

Section 7.10   Indemnification.

(a)   For a period of six years immediately following the Effective Time, the Surviving Corporation shall indemnify, defend, and hold harmless each of the current and former directors, officers, and employees of Bancorp and the Bank, determined as of immediately prior to the Effective Time (each, an “Indemnified Party”), against any and all costs and expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, and liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of matters existing or occurring prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, and based on or pertaining to the fact that he or she was a director, officer, or employee of Bancorp or the Bank or was serving at the request of Bancorp or the Bank as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity, to the fullest extent such Indemnified Party would have been entitled to be so indemnified, defended, and held harmless, subject to applicable Law, under the charter and bylaws of Bancorp and the Bank as in effect as of the date of this Agreement (including the provisions thereof, if any, relating to the advancement of expenses).

(b)   Any Indemnified Party wishing to claim indemnification under this Section 7.10, upon learning of any such claim, action, suit, proceeding, or investigation, shall promptly notify the Surviving Corporation of the same; provided that the failure of the Indemnified Party to so notify the Surviving Corporation shall not relieve the Surviving Corporation of any Liability it may have to such Indemnified Party if such failure does not actually and materially prejudice the Surviving Corporation. In the event of any such claim, action, suit, proceeding, or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that, (A) if the Surviving Corporation elects not to assume such defense or (B) if counsel for the Indemnified Party advises the Surviving Corporation in writing that there are legal defenses available to the Indemnified Party that are different from or in addition to those available to the Surviving Corporation or that there are issues which raise conflicts of interest between the Surviving Corporation and the Indemnified Party that make joint representation inappropriate, the Indemnified Party may retain its own legal counsel and the Surviving Corporation shall pay, as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Party (which may not exceed one firm in any jurisdiction unless there are multiple Indemnified Parties who have conflicts of interest), (ii) the Indemnified Party will cooperate in the defense thereof, (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, and (iv) the Surviving Corporation shall have no obligation hereunder in the event a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c)   Prior to the Effective Time the Foothills Parties shall obtain, and after the Effective Time the Surviving Corporation shall maintain, a “tail” policy under the Foothills Parties’ existing directors’ and officers’ liability insurance policy providing coverage for a period of six years immediately after the Effective Time for Persons who are immediately prior to the Effective Time covered by the Foothills Parties’ existing directors’ and officers’ liability insurance policy (the “Tail Insurance”), which Tail Insurance shall provide for at least the same coverage and coverage amounts as, and contain terms and conditions no less advantageous than, those currently provided for by the Foothills Parties’ existing directors’ and officers’ liability insurance policy; provided, however, that, without the prior written consent of SmartFinancial, the Foothills Parties shall not expend for such Tail Insurance (for said six-year period) an amount in excess of 150% of the most recent annual premium paid by the Foothills Parties for their existing directors’ and officers’ liability insurance policy.

(d)   In the event the Surviving Corporation or any of its successors or assigns shall consolidate with or merge with or into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or shall transfer all or substantially all of its properties and assets to any other Person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation assume the obligations of the Surviving Corporation set forth in this Section 7.10.

(e)   Any indemnification payments made pursuant to this Section 7.10 are subject to and conditioned upon their compliance with Section 18(k) of the FDIA (12 U.S.C. § 1828(k)) and the regulations promulgated thereunder by the FDIC (12 C.F.R. Part 359).

Section 7.11   Estoppel Letters. The Foothills Parties shall use their reasonable best efforts to obtain and deliver to SmartFinancial prior to or at the Closing a customary estoppel letter, dated as of the Closing Date, executed by the lessor of each parcel of Leased Real Property, the form and substance of such estoppel letters to be satisfactory to SmartFinancial in its reasonable discretion.

Section 7.12   Registration Statement.

(a)   As soon as reasonably practicable after the date of this Agreement, the Parties will prepare and file with the SEC the Proxy Statement/Prospectus and the Registration Statement (which will include the Proxy Statement/Prospectus), which shall comply with all of the requirements of the Securities Act and the Exchange Act (and the rules and regulations thereunder) applicable thereto, for the purpose, among other things, of registering the SmartFinancial Common Stock that will be issued to holders of Bancorp Common Stock in connection with the Parent Merger pursuant to Article III of this Agreement. SmartFinancial shall use commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable after the filing thereof, to register or exempt from registration the SmartFinancial Common Stock to be issued to holders of Bancorp Common Stock under the securities Laws of all applicable jurisdictions (federal and state), and to keep the Registration Statement and such registrations or exemptions current and in effect for so long as is necessary to consummate the transactions contemplated by this Agreement. SmartFinancial shall have primary responsibility for preparing and filing the Registration Statement, provided that SmartFinancial shall to the extent practicable afford the Foothills Parties and their legal, financial, and accounting advisors a reasonable opportunity to review and provide comments on (i) the Registration Statement before it is filed with the SEC and (ii) all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement before the same are filed with or submitted to the SEC. Each Party, to the extent permitted by Law, shall deliver to the other Parties copies of all material filings, correspondence, orders, and documents with, to, or from Governmental Entities, and shall promptly relay to the other Parties the substance of any material oral communications with, to, or from Governmental Entities, in each case pertaining or relating to the Registration Statement or any documents or materials related thereto.

(b)   The Parties shall cooperate in the preparation of the Registration Statement and the Proxy Statement/Prospectus for the purpose of submitting this Agreement and the transactions contemplated hereby to the shareholders of Bancorp for approval. Each Party will as promptly as reasonably practicable after the date of this Agreement furnish all data and information relating to it and its Subsidiaries, and its and its Subsidiaries’ directors, officers, and shareholders, as the other Parties may reasonably request for the purpose of including such data and information in the Registration Statement and/or the Proxy Statement/Prospectus. The Foothills Parties expressly agree to cooperate with SmartFinancial and its legal and accounting advisors in requesting and obtaining appropriate opinions, consents, and letters from its legal and financial advisors and independent auditors, and in taking such other actions as may be reasonably requested by SmartFinancial, in connection with the Registration Statement or the Proxy Statement/Prospectus. Each Party covenants and agrees that none of the information supplied or to be supplied by such Party for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, (ii) the Proxy Statement/Prospectus or any amendment or supplement thereto will, on the date the same is first mailed to shareholders of Bancorp or at the time of the Bancorp Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, or (iii) any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement will, at the time such document is filed, fail to comply as to form, in all material respects, with the provisions of applicable Law. The Proxy Statement/Prospectus will comply as to form, in all material respects, with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by any Party with respect to statements made or incorporated by reference therein based on information supplied by any other Party for inclusion or incorporation by reference in the Proxy Statement/Prospectus. Each Party covenants and agrees that, in the event such Party becomes aware of any information furnished by it that would cause any of the statements in the Registration Statement or the Proxy Statement/Prospectus, or any other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, such Party will promptly inform the other Parties thereof in writing and take all necessary steps to correct the Registration Statement or Proxy Statement/Prospectus, or other document, as applicable.

Section 7.13   Nasdaq Listing. SmartFinancial shall use its commercially reasonable efforts to cause the shares of SmartFinancial Common Stock to be issued as Merger Consideration in accordance with this Agreement to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 7.14   [Reserved]

Section 7.15   Notice of Dissenters’ Rights Matters. Prior to the Effective Time, the Foothills Parties shall give SmartFinancial prompt written notice of their receipt of any notice, demand, or other instrument or communication relating to dissenters’ rights (including any notice of intent to demand payment or any withdrawal of any such notice) provided by or behalf of any shareholder of Bancorp pursuant to Chapter 23 of the Tennessee Corporation Act.

Section 7.16   Exemption from Section 16(b) Liability. SmartFinancial acknowledges that, in order to most effectively compensate and retain those officers and directors of the Foothills Parties, if any, that will become officers or directors of SmartFinancial subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with or as a result of the transactions contemplated by this Agreement (the “Foothills Insiders”), it is desirable that the Foothills Insiders not be subject to a risk of Liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion or exchange of shares of Bancorp Common Stock in the Parent Merger, and for that compensatory and retentive purpose agrees to the provisions of this Section 7.16. The board of directors of SmartFinancial, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such action as may be reasonably required to cause any acquisitions of SmartFinancial Common Stock by Foothills Insiders as Merger Consideration in accordance with Article III of this Agreement to be exempt from Liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

ARTICLE VIII
CONDITIONS TO CONSUMMATION OF PARENT MERGER

Section 8.1   Conditions to Each Party’s Obligation to Consummate Parent Merger. The respective obligation of each Party to consummate the Parent Merger and the other transactions contemplated by this Agreement is subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by such Party prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)   Shareholder Approval. This Agreement shall have been duly approved by the shareholders of Bancorp in accordance with the charter and bylaws of Bancorp and applicable Law.

(b)   Governmental Approvals. All approvals, consents, and waivers of or from Governmental Entities (including without limitation the Regulatory Approvals) required to consummate the transactions contemplated by this Agreement (including without limitation the Parent Merger and the Bank Merger) shall have been obtained and shall be in full force and effect, and all statutory waiting periods in respect thereof shall have expired, and no such approval, consent, or waiver shall contain any condition, restriction, or requirement that the SmartFinancial board of directors determines, in its sole discretion, would, individually or in the aggregate with one or more other conditions, restrictions, or requirements, materially reduce the benefits of the transactions contemplated by this Agreement to such a degree that SmartFinancial would not have entered into this Agreement had such condition(s), restriction(s), or requirement(s) been known as of the date of this Agreement (any such condition, restriction, or requirement, a “Burdensome Condition”); provided, however, that (i) any condition, restriction, or requirement imposed by a Governmental Entity which is customarily imposed in published orders or approvals for transactions such as the Parent Merger shall not be deemed to be a Burdensome Condition and (ii) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, SmartFinancial shall use commercially reasonable efforts to negotiate with the relevant Governmental Entity a modification to the condition, restriction, or requirement to reduce the burdensome nature thereof such that the condition, restriction, or requirement no longer constitutes a Burdensome Condition.

(c)   No Injunction; Illegality. There shall not be in effect any order, decree, or injunction of any Governmental Entity that enjoins or prohibits the consummation of the Parent Merger or the Bank Merger, and no Governmental Entity shall have instituted any action, suit, or proceeding for the purpose of enjoining or prohibiting the consummation of the Parent Merger or the Bank Merger. No Law shall have been enacted, entered, promulgated, or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Parent Merger or the Bank Merger.

(d)   Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated, continuing, or threatened and unresolved.

(e)   Nasdaq Listing. The shares of SmartFinancial Common Stock that will be issued to holders of Bancorp Common Stock as Merger Consideration in the Parent Merger pursuant to this Agreement shall have been authorized for listing on Nasdaq (subject to official notice of issuance).

Section 8.2   Conditions to Obligations of Foothills Parties. The obligation of each of Bancorp and the Bank to consummate the Parent Merger and the other transactions contemplated hereby is also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by Bancorp and the Bank prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)   Representations and Warranties of SmartFinancial. The representations and warranties of SmartFinancial contained in Section 5.2(c) (Capitalization) and Section 5.2(k)(i) (Absence of Certain Changes or Events) shall be true and correct in all respects (other than, in the case of Section 5.2(c) (Capitalization) only, inaccuracies which, individually and in the aggregate, are de minimis in both amount and impact) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). The representations and warranties of SmartFinancial contained in Section 5.2(a) (Organization and Qualification), Section 5.2(d) (Authority), and Section 5.2(e) (No Violations) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). All other representations and warranties of SmartFinancial contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a SmartFinancial Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality or SmartFinancial Material Adverse Effect qualifier shall be read without, and shall be deemed not to include or be subject to, any such qualifier.

(b)   Performance of Obligations of SmartFinancial. SmartFinancial shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by SmartFinancial under this Agreement prior to or at the Closing.

(c)   Officers’ Certificate. The Foothills Parties shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of SmartFinancial, and otherwise in form and substance reasonably satisfactory to the Foothills Parties, to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)   Tax Opinion. Bancorp shall have received an opinion from Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, legal counsel to Bancorp, dated as of the Closing Date and in form and substance reasonably satisfactory to Bancorp, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Parent Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of the Foothills Parties and SmartFinancial, reasonably satisfactory in form and substance to such counsel.

Section 8.3   Conditions to Obligations of SmartFinancial. The obligation of SmartFinancial to consummate the Parent Merger and the other transactions contemplated hereby is also subject to the satisfaction or, to the extent permitted by applicable Law, written waiver by SmartFinancial prior to the Closing of each of the following conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions):

(a)   Representations and Warranties of Foothills Parties. The representations and warranties of the Foothills Parties contained in Section 4.2(c) (Capitalization), Section 4.2(k)(i) (Absence of Certain Changes or Events), Section 4.2(v) (Fairness Opinion), Section 4.2(w) (Broker Fees), Section 4.2(hh) (Regulatory Capital), and Section 4.2(ii) (Required Shareholder Vote) shall be true and correct in all respects (other than, in the case of Section 4.2(c) (Capitalization) only, inaccuracies which, individually and in the aggregate, are de minimis in both amount and impact) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). The representations and warranties of the Foothills Parties contained in Section 4.2(a) (Organization and Qualification), Section 4.2(d) (Authority), and Section 4.2(e) (No Violations) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date). All other representations and warranties of the Foothills Parties contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct has not had or resulted in, and would not reasonably be expected to have or result in, individually or in the aggregate, a Foothills Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties containing or subject to a materiality, Foothills Material Adverse Effect, or Knowledge qualifier shall be read without, and shall be deemed not to include or be subject to, any such qualifier.

(b)   Performance of Obligations of Foothills Parties. The Foothills Parties shall have performed and complied with, in all material respects, all obligations and covenants required to be performed and complied with by them under this Agreement prior to or at the Closing.

(c)   Officers’ Certificate. SmartFinancial shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer and the chief financial officer of each of Bancorp and the Bank, and otherwise in form and substance reasonably satisfactory to SmartFinancial, to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)   Third Party Consents. All of the consents, approvals, and waivers required to be obtained by the Foothills Parties in connection with the consummation of the transactions contemplated by this Agreement (including without limitation those set forth on Schedule 4.2(f) of the Foothills Disclosure Memorandum or

otherwise required by or under any Foothills Material Contract, but excluding those contemplated by Section 8.1(b)), as well as the estoppel letters contemplated by Section 7.11, shall have been obtained and the Foothills Parties shall have delivered to SmartFinancial such evidence of the same as SmartFinancial may reasonably request.

(e)   Tax Opinion. SmartFinancial shall have received an opinion from Butler Snow LLP, legal counsel to SmartFinancial, dated as of the Closing Date and in form and substance reasonably satisfactory to SmartFinancial, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Parent Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of the Foothills Parties and SmartFinancial, reasonably satisfactory in form and substance to such counsel.

(f)   Dissenting Shareholders. The holders of not more than 10% of the outstanding shares of Bancorp Common Stock shall have perfected and not effectively withdrawn or lost their rights to dissent from the Parent Merger pursuant to Chapter 23 of the Tennessee Corporation Act.

ARTICLE IX
TERMINATION

Section 9.1   Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time or as otherwise indicated:

(a)   By mutual written consent of SmartFinancial, Bancorp, and the Bank.

(b)   By SmartFinancial (provided that SmartFinancial is not then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by Bancorp or the Bank of any representation, warranty, covenant, or agreement contained in this Agreement, or by the Foothills Parties (provided that neither Bancorp nor the Bank is then in material breach of any representation, warranty, covenant, or agreement contained herein), in the event of a breach by SmartFinancial of any representation, warranty, covenant, or agreement contained in this Agreement, in either case which breach (i) individually or in the aggregate with all other such breaches would, if occurring or continuing on the Closing Date, result in the failure of any of the conditions set forth in Article VIII and (ii) has not been cured by the earlier of March 31, 2019, and 30 days after written notice to the breaching Party of such breach.

(c)   By either SmartFinancial or the Foothills Parties, in the event the shareholders of Bancorp fail to approve, by the requisite vote, this Agreement and the transactions contemplated hereby at the Bancorp Meeting, provided that the Foothills Parties shall only be entitled to exercise their right of termination under this Section 9.1(c) if the Foothills Parties have complied with, and there has been no breach or violation by the Foothills Parties of, their obligations and covenants set forth in Section 7.7.

(d)   By either SmartFinancial or the Foothills Parties, in the event any of the Regulatory Approvals shall have been denied by final and non-appealable action of a Governmental Entity or any application therefor shall have been permanently withdrawn at the request of a Governmental Entity; provided, however, that SmartFinancial shall not be entitled to exercise its right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of SmartFinancial to perform or observe its obligations and covenants set forth in this Agreement, and that the Foothills Parties shall not be entitled to exercise their right of termination under this Section 9.1(d) if such denial or withdrawal shall be due to the failure of Bancorp or the Bank to perform or observe its obligations and covenants set forth in this Agreement.

(e)   By either SmartFinancial or the Foothills Parties, in the event any court or other Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that SmartFinancial shall not be entitled to exercise its right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of SmartFinancial to perform or observe its obligations and covenants set forth in this Agreement, and that the Foothills Parties shall not be entitled to exercise their right of termination under this Section 9.1(e) if such action of such court or other Governmental Entity shall be due to the failure of Bancorp or the Bank to perform or observe its obligations and covenants set forth in this Agreement.

(f)   By either SmartFinancial or the Foothills Parties, in the event the Parent Merger is not consummated by March 31, 2019, unless (i) in the event of termination by SmartFinancial, the failure to consummate the Parent Merger by such date shall be due to the failure of SmartFinancial to perform or observe its obligations and covenants set forth in this Agreement, and (ii) in the event of termination by the Foothills Parties, the failure to consummate the Parent Merger by such date shall be due to the failure of Bancorp or the Bank to perform or observe its obligations and covenants set forth in this Agreement.

(g)   By SmartFinancial, in the event (i) of any breach by Bancorp or the Bank of Section 7.1 or Section 7.7 of this Agreement or (ii) the board of directors of Bancorp does not publicly recommend in the Proxy Statement/Prospectus the approval of this Agreement and the transactions contemplated hereby by the shareholders of Bancorp or, after having made such recommendation, subsequently makes a Change of Recommendation.

(h)   By SmartFinancial, in the event a tender offer or exchange offer for 10% or more of the outstanding shares of Bancorp Common Stock is commenced (other than by SmartFinancial) and the Bancorp board of directors recommends that the shareholders of Bancorp tender their shares in such tender offer or exchange offer or otherwise fails to timely recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.

(i)   By the Foothills Parties, at any time prior to the approval of this Agreement by the shareholders of Bancorp, for the purpose of entering into an agreement with respect to a Superior Proposal, provided that there has been no breach by Bancorp or the Bank of Section 7.1 or Section 7.7.

Section 9.2   Effect of Termination. In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall, subject to Section 9.3, become null and void and have no further force or effect and the Parties shall have no further or continuing liability or obligations under this Agreement, except that (a) Section 7.3(d), Section 7.6, this Section 9.2, Section 9.3, and Article X of this Agreement shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary contained in this Agreement, no Party shall be relieved of or released from any liability or damages arising out of such Party’s fraud or willful or intentional breach of any provision of this Agreement.

Section 9.3   Termination Fee.

(a)   In the event (i) this Agreement is terminated by SmartFinancial pursuant to Section 9.1(b) and (ii) at any time after the date of this Agreement and at or before the Bancorp Meeting (including at or before any adjournment or postponement thereof) an Acquisition Proposal shall have been received by the Foothills Parties, which has not been withdrawn prior to the date of the termination of this Agreement, and within 12 months of the date of termination of this Agreement Bancorp or the Bank enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Foothills Parties shall pay to SmartFinancial a termination fee of $1,450,000 on the earlier of the date of Bancorp’s or the Bank’s, as applicable, execution of such definitive agreement or consummation of such Acquisition Proposal.

(b)   In the event this Agreement is terminated by SmartFinancial pursuant to Section 9.1(g) or Section 9.1(h), the Foothills Parties shall pay to SmartFinancial a termination fee of $1,450,000 not later than two Business Days after the date of termination of this Agreement.

(c)   In the event this Agreement is terminated by the Foothills Parties pursuant to Section 9.1(i), the Foothills Parties shall pay to SmartFinancial a termination fee of $1,450,000 not later than two Business Days after the date of termination of this Agreement.

Any termination fee and other amounts payable in accordance with this Section 9.3 shall be paid by wire transfer of immediately available funds to an account designated by SmartFinancial. The Foothills Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that absent such agreements SmartFinancial would not have entered into this Agreement. In the event the Foothills Parties fail to timely make payment of any amounts due and payable by them under this Section 9.3, the Foothills Parties shall pay or reimburse SmartFinancial all costs and expenses (including reasonable attorneys’ fees and expenses and court costs) incurred by SmartFinancial in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such amounts unpaid at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. The termination fees and other amounts payable by the Foothills Parties pursuant to this Section 9.3 constitute liquidated damages and not a penalty and, except in the case of fraud or willful or intentional breach of this Agreement, shall be the sole monetary remedy of SmartFinancial in the event this Agreement is terminated under the circumstances described in Sections 9.3(a)-(c).

ARTICLE X
MISCELLANEOUS

Section 10.1   Survival. None of the representations, warranties, covenants, or agreements contained in this Agreement shall survive the Effective Time (other than those covenants and agreements contained herein that by their express terms are to be observed or performed after the Effective Time) or the termination of this Agreement (other than Section 7.3(d), Section 7.6, Section 9.2, Section 9.3, and this Article X, each of which shall survive any such termination). Notwithstanding the foregoing or anything else in this Agreement to the contrary, none of the representations, warranties, covenants, or agreements contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive any Party hereto or any of its Affiliates of any defense, at law or in equity, which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 10.2   Interpretation. When reference is made in this Agreement to an Article, Section, Exhibit, or Schedule, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The headings appearing in this Agreement have been inserted for purposes of convenience of reference only and shall not affect the meaning of, or be given any force or effect in the construction or interpretation of, this Agreement. Whenever the words “include,” “includes,” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not actually followed by such words. Any singular term used in this Agreement shall be deemed to include the plural, and any plural term the singular. Any gender reference in this Agreement shall be deemed to include all genders. All references in this Agreement to a specific statute shall be deemed to refer to all regulations and authoritative guidance issued thereunder, and all references in this Agreement to a statute, regulation, or other guidance shall also be deemed to refer to any superseding statute, regulation or guidance. Any document or item will be deemed “delivered,” “provided,” or “made available” to a Party within the meaning of this Agreement if such document or item is (a) made available to such Party specifically for review in person by another Party or its representatives, (b) contained and accessible by such Party for a continuous period of at least 48 hours immediately prior to the Parties’ execution of this Agreement (if to be delivered, provided, or made available prior to the date hereof) or the Closing Date (if to be delivered, provided, or made available prior to Closing) in the electronic data room hosted by Firmex established by the Parties in connection with the transactions contemplated hereby (to which the Parties and their designated representatives had access rights during such period), or (c) filed by a Party with the SEC and publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC at least 48 hours immediately prior to the Parties’ execution of this Agreement (if to be delivered, provided, or made available prior to the date hereof) or the Closing Date (if to be delivered, provided, or made available prior to Closing). All references to “dollars” or “$” in this Agreement are to United States dollars. Whenever the words “as of the date hereof” are used in this Agreement, such date shall be deemed the date of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.3   Amendment; Waiver. This Agreement may be amended, modified, or supplemented at any time, either before or after approval of this Agreement by any Party’s shareholders, by, but only by, a written instrument executed by each of the Parties; provided, however, that, after the approval of this Agreement by a Party’s shareholders, there may not be, without further approval of such shareholders, any amendment, modification, or supplement of or to this Agreement that requires further approval of or by such shareholders under applicable Law. Prior to the Effective Time, any provision of this Agreement may be waived by the Party or Parties entitled to the benefits thereof, provided that any such waiver shall be in writing and executed by the Party or Parties granting such waiver.

Section 10.4   Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

Section 10.5   Governing Law. This Agreement shall be governed by, and construed, interpreted, and enforced in accordance with, the laws of the State of Tennessee, without regard to conflict of laws principles.

Section 10.6   Expenses. Except as expressly otherwise provided in this Agreement, each Party shall be responsible for and pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that all Edgarization costs and filing and other fees paid to the SEC, in each case in connection with the transactions contemplated by this Agreement, shall be borne equally by SmartFinancial, on the one hand, and the Foothills Parties, on the other hand.

Section 10.7   Notices. All notices, requests, consents, and other communications required or permitted under or related to this Agreement shall be in writing and shall be deemed given, delivered, and effective (i) when delivered, if delivered personally, (ii) on the third Business Day after mailing, if mailed by first class United States Mail, postage prepaid and return receipt requested, or (iii) on the first Business Day after mailing, if sent by a nationally recognized overnight delivery service, in each case to the Parties at the following addresses (or such other addresses as the Parties may designate from time to time by notice given in accordance with this Section 10.7):

If to SmartFinancial:	with a copy (which shall not constitute notice) to:

SmartFinancial, Inc.	Butler Snow LLP
Attention: President/CEO	Attention: Adam G. Smith
5401 Kingston Pike, Suite 600	150 3rd Avenue South, Suite 1600
Knoxville, Tennessee 37919	Nashville, Tennessee 37201

If to Bancorp or the Bank:	with a copy (which shall not constitute notice) to:
Foothills Bancorp, Inc.	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Foothills Bank & Trust	Attention: Steven J. Eisen
Attention: President/CEO	211 Commerce Street, Suite 800
214 Keller Lane	Nashville, Tennessee 37201
Maryville, Tennessee 37801

Section 10.8   Entire Agreement; Third Party Beneficiaries. This Agreement, including and together with the Exhibits and Schedules hereto and the Disclosure Memoranda, and the Confidentiality Agreement (but only to the extent the Confidentiality Agreement is not inconsistent with this Agreement) represent the entire understanding of the Parties with respect to the transactions contemplated hereby and supersede any and all prior agreements, understandings, and arrangements, whether written or oral, between or among the Parties with respect to such subject matter. This Agreement is made solely for the benefit of the Parties hereto and their respective successors and permitted assigns, and no other Person shall acquire or have any rights under or by virtue of this Agreement, except that the Indemnified Parties (and their heirs and legal and personal representatives) are intended third-party beneficiaries of this Agreement to the extent, but only to the extent, provided in Section 7.10.

Section 10.9   Severability. In the event any term or provision of this Agreement is held to be invalid, illegal, or unenforceable for any reason or in any respect, (a) such invalidity, illegality, or unenforceability shall in no event affect, prejudice, or disturb the validity, legality, or enforceability of the remainder of this Agreement, which shall be and remain in full force and effect enforceable in accordance with its terms, and (b) the Parties shall use their reasonable best efforts to substitute for such invalid, illegal, or unenforceable term or provision an alternative term or provision which, insofar as practicable, implements the original purposes and intent of this Agreement.

Section 10.10   Assignment. No Party may assign or delegate this Agreement or any of its rights, interests, duties, or obligations hereunder without the prior written consent of each of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.11   Attorneys’ Fees. In the event of any claim, action, suit, or proceeding arising out of or in any way relating to this Agreement or the transactions contemplated hereby, the prevailing Party or Parties shall be entitled to recover from the non-prevailing Party or Parties all fees, expenses, and disbursements, including without limitation reasonable attorneys’ fees and court costs, reasonably incurred by such prevailing Party or Parties in connection with such claim, action, suit, or proceeding, in addition to any other relief to which such prevailing Party or Parties may be entitled.

Section 10.12   Submission to Jurisdiction. Each Party KNOWINGLY and voluntarily hereby (a) irrevocably submits to the sole and exclusive jurisdiction of the state courts of the State of Tennessee located in KNOXVILLE, KNOX County, Tennessee, or in the event (but only in the event) that no such state court has jurisdiction, the United States District Court for the EASTERN District of Tennessee, KNOXVILLE DIVISION (the “TENNESSEE COURTS”), in respect of any claim, action, suit, or proceeding under, arising out of, or related to this Agreement or the transactions contemplated hereby, (b) irrevocably waives and agrees not to assert as a defense in or to any such claim, action, suit, or proceeding that such Party is not subject to the jurisdiction of THE TENNESSEE courts, that such claim, action, suit, or proceeding may not be brought or is not maintainable in THE TENNESSEE courts or that the venue thereof may not be appropriate, or that this Agreement may not be construed, interpreted, or enforced in or by THE TENNESSEE courts, and (c) irrevocably agrees that all claims a part of or with respect to any such claim, action, suit, or proceeding shall be heard and determined by THE TENNESSEE courts. The Parties hereby grant THE TENNESSEE courts jurisdiction over the persons of the Parties and, to the extent permitted by Law, over the subject matter of any such claim, action, suit, or proceeding.

Section 10.13   Jury Trial Waiver. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A TRIAL BY JURY in respect of any claim, action, suit, or proceeding under, arising out of, or related to this Agreement or the transactions contemplated hereby.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed by their duly authorized officers as of the date first above written.

SMARTFINANCIAL, INC.

By:	/s/ William Y. Carroll, Jr.
William Y. Carroll, Jr.
President and Chief Executive Officer

FOOTHILLS BANCORP, INC.

By:	/s/ Mark W. Loudermilk
Mark W. Loudermilk
President and Chief Executive Officer

FOOTHILLS BANK & TRUST

By:	/s/ Mark W. Loudermilk
Mark W. Loudermilk
President and Chief Executive Officer

EXHIBIT A

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated [ ], 2018, is entered into by and between SmartFinancial, Inc., a Tennessee corporation (“SmartFinancial”), and [ ] (the “Shareholder”).

R E C I T A L S

A.   Concurrently with the parties’ execution of this Agreement, SmartFinancial; Foothills Bancorp, Inc., a Tennessee corporation (“Bancorp”); and Foothills Bank & Trust, a Tennessee-chartered banking corporation and wholly owned subsidiary of Bancorp (the “Bank”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”) providing for, among other things, the merger of Bancorp with and into SmartFinancial (the “Merger”) and the conversion of the outstanding shares of Bancorp Stock (as defined below) into the right to receive the Merger Consideration.

B.   As a condition to SmartFinancial’s willingness to enter into the Merger Agreement, SmartFinancial has required that the Shareholder execute and deliver this Agreement.

C.   In order to induce SmartFinancial to enter into the Merger Agreement, the Shareholder is willing to make certain representations, warranties, covenants, and agreements with respect to the shares of common stock, par value $1.00 per share, of Bancorp (the “Bancorp Stock”) beneficially owned (within the meaning of Rule 13d-3 (“Rule 13d-3”) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended) by the Shareholder and set forth below the Shareholder’s signature on the signature page to this Agreement (the “Owned Shares,” and together with any additional shares of Bancorp Stock or any other class or series of capital stock of Bancorp contemplated by Section 6 hereof, the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.   Defined Terms. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

2.   Representations of Shareholder. The Shareholder represents and warrants to SmartFinancial that:

(a)   The Shareholder is the beneficial owner (within the meaning of Rule 13d-3) of, and has good title to, all of the Owned Shares. The Owned Shares are owned by the Shareholder free and clear of any and all Liens, and, except for this Agreement, there are no options or other rights, agreements, arrangements, or commitments of any kind to which the Shareholder is a party or by or to which the Shareholder or the Owned Shares are bound or subject relating to the pledge, transfer, disposition, or voting of any of the Owned Shares, and there is no voting trust or voting agreement with respect to the Owned Shares.

(b)   The Shareholder does not beneficially own (within the meaning of Rule 13d-3) any shares of Bancorp Stock, or any shares of any other class or series of capital stock of Bancorp, other than the Owned Shares.

(c)   The Shareholder has full power and authority and legal capacity to enter into, execute, and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes the legal, valid, and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms.

(d)   The execution and delivery of this Agreement by the Shareholder do not, and the performance of this Agreement by the Shareholder will not, conflict with, violate, result in a breach of, constitute a default (with or without notice or lapse of time or both) under, or give rise to or result in the creation of a Lien on any of the Owned Shares pursuant to (i) any trust agreement, loan or credit agreement, note, bond, mortgage, deed of trust, indenture, lease, contract, or other agreement or instrument to which the Shareholder is a party, by which the Shareholder or any of the Shareholder’s property or assets (including without limitation the Owned Shares) are bound, or to which the Shareholder or any of the Shareholder’s property or assets (including without limitation the Owned Shares) are subject, or (ii) any Law applicable to or binding upon the Shareholder or the Shareholder’s property or assets (including without limitation the Owned Shares).

(e)   No consent, approval, or authorization of or designation, declaration, or filing with any Governmental Entity or other Person on the part of the Shareholder is required in connection with the execution and delivery of this Agreement by the Shareholder or the performance of this Agreement by the Shareholder. No consent of the Shareholder’s spouse is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform the Shareholder’s obligations under this Agreement.

3.   Agreement to Vote Shares. The Shareholder irrevocably and unconditionally agrees that, during the term of this Agreement, the Shareholder will vote the Shares, and will cause any holder of record of the Shares to vote the Shares, (a) in favor of approval of (i) the Merger Agreement and the Merger, at every meeting of the shareholders of Bancorp at which such matters are considered and at every adjournment or postponement thereof, and (ii) any proposal to adjourn or postpone any such meeting of the shareholders of Bancorp, if necessary to solicit additional proxies in favor of approval of the Merger Agreement and the Merger, and (b) against (i) any Acquisition Proposal, (ii) any action, proposal, transaction, agreement, or other matter which could reasonably be expected to result in a breach of any representation, warranty, covenant, or other obligation or agreement of Bancorp or the Bank under the Merger Agreement or of the Shareholder under this Agreement, and (iii) any action, proposal, transaction, agreement, or other matter that could reasonably be expected to prevent, impede, interfere with, delay, discourage, or adversely affect the timely consummation of the Merger or the Bank Merger or the satisfaction of any condition to the consummation of the Merger set forth in the Merger Agreement or change in any manner the voting rights of any class or series of shares of capital stock of Bancorp (including any amendment to the charter or bylaws of Bancorp); provided, however, that, if the manner in which the Shares (or any portion thereof) are owned is such that the Shareholder cannot absolutely cause the Shares to be so voted, the Shareholder shall use the Shareholder’s best efforts to cause the Shares to be so voted.

4.   No Voting Trust or Other Arrangement. The Shareholder agrees that the Shareholder will not, and will not permit any Person under the Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxy with respect to the Shares inconsistent with this Agreement, or subject any of the Shares to any arrangement with respect to the voting of the Shares, other than agreements entered into with SmartFinancial.

5.   Transfer and Encumbrance. The Shareholder agrees that, during the term of this Agreement, the Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, or otherwise dispose of or encumber (collectively, “Transfer”) any of the Shares, or enter into any contract, option, or other agreement or arrangement with respect to, or consent to, a Transfer of any of the Shares or the Shareholder’s voting or economic interest therein; provided, however, that this Section 5 shall not prohibit a Transfer of the Shares by the Shareholder if, as a precondition to such Transfer, the transferee agrees in a written instrument reasonably satisfactory in form and substance to SmartFinancial to be bound by all of the terms of this Agreement (including without limitation the provisions of Section 3 hereof pertaining to the voting of the Shares). Any attempted Transfer of the Shares or any interest therein in violation of this Section 5 shall be null and void.

6.   Additional Shares. The Shareholder agrees that all shares of Bancorp Stock, and all shares of any other class or series of capital stock of Bancorp, that the Shareholder purchases, acquires the right to vote (other than as a named proxy), or otherwise acquires beneficial ownership (within the meaning of Rule 13d-3) of after the Shareholder’s execution of this Agreement (including without limitation any shares of Bancorp capital stock issued as a dividend or in connection with a stock split or other distribution, recapitalization, or reclassification or shares issuable upon the conversion, vesting, or exercise of any warrant, right, option, restricted stock or restricted share award, or other security) shall be subject to the terms of this Agreement and shall constitute “Shares” for all purposes of this Agreement.

7.   Waiver of Appraisal and Dissenters’ Rights. The Shareholder hereby waives and agrees not to assert or perfect any right of appraisal or right to dissent arising or existing in connection with the Merger Agreement or the Merger which the Shareholder may have by virtue of ownership of the Shares.

8.   Termination. This Agreement shall terminate upon the earliest to occur of (a) the approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of Bancorp in accordance with the charter and bylaws of Bancorp and applicable Law or (b) the termination of the Merger Agreement in accordance with its terms. Upon the termination of this Agreement, no party hereto shall have any further obligations or liability hereunder; provided, however, that the termination of this Agreement shall not relieve a party hereto of any liability for any breach of this Agreement occurring prior to the termination of this Agreement.

9.   No Agreement as Director or Officer. The Shareholder makes no agreement herein in the Shareholder’s capacity as a director or officer of Bancorp. Nothing in this Agreement (a) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit, or restrict the Shareholder from exercising the Shareholder’s fiduciary duties as a director or officer of Bancorp.

10.   Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if such party fails to comply with any of the obligations imposed on such party by this Agreement, that every such obligation is material, and that, in the event of any such failure, the other party will not have an adequate remedy at law or adequate damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy (including the remedy of specific performance), in addition to remedies at law and/or damages, is an appropriate remedy for any such failure and that it will not oppose the seeking of such relief on the basis that a party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party seeking or obtaining any such equitable relief or remedy.

11.   Entire Agreement; Amendment; Waivers. This Agreement supersedes all prior agreements, written and oral, between the parties hereto with respect to the subject matter hereof and contains the entire, integrated agreement of the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each of the parties hereto. No waiver of any provision hereof by a party shall be deemed a waiver of any other provision hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

12.   Disclosure. The Shareholder expressly authorizes SmartFinancial and its Affiliates to publish and disclose in any announcement, filing, or disclosure required by the SEC and in the Proxy Statement/Prospectus, and in any other filings made with a Governmental Entity in connection with the Merger Agreement or the transactions contemplated thereby, the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligations under this Agreement.

13.   Miscellaneous.

(a)   This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Tennessee, without giving effect to any choice or conflict of law provision or rule (whether of the State of Tennessee or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Tennessee.

(b)   Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, brought by the other party or its successors or assigns shall be brought and determined exclusively in a Tennessee state court located in Knoxville, Knox County, Tennessee, or, in the event (but only in the event) that no such state court has subject matter jurisdiction over such action or proceeding, in the United States District Court for the Eastern District of Tennessee, Knoxville Division. Each of the parties hereto hereby irrevocably submits, with regard to any such action or proceeding, for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, by counterclaim, or otherwise, in any action or proceeding with respect to this Agreement or the rights and obligations arising hereunder, or for recognition or enforcement of any judgment in respect of this Agreement or the rights and obligations arising hereunder, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment, or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (1) the action or proceeding in such courts is brought in an inconvenient forum, (2) the venue of such action or proceeding is improper, or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13(C).

(d)   If any term or provision of this Agreement is determined to be invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon any determination that any term or provision of this Agreement is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby can be consummated as originally contemplated to the greatest extent possible.

(e)   This Agreement may be executed in multiple counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature page to this Agreement shall be deemed to be, and shall have the same force and effect as, an original signature page.

(f)   All section headings contained in this Agreement are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

(g)   Neither this Agreement nor any of the rights, interests, duties, or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and permitted assigns.

(h)   The Shareholder acknowledges that (a) the law firm Butler Snow LLP represents SmartFinancial and SmartBank in connection with the Merger Agreement and the transactions contemplated thereby, (b) the law firm Baker, Donelson, Bearman, Caldwell & Berkowitz, PC represents Bancorp and the Bank in connection with the Merger Agreement and the transactions contemplated thereby, (c) neither of said firms has represented the Shareholder in connection with this Agreement or the Merger Agreement or any of the transactions contemplated thereby, and (d) the Shareholder has had the opportunity to consult with the Shareholder’s own legal counsel concerning the subject matter of this Agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Voting Agreement as of the date first written above.

SMARTFINANCIAL, INC.

By:
William Y. Carroll, Jr. President and Chief Executive Officer

[ ]

Number of shares of Bancorp Stock owned by Shareholder: [ ]

(Signature Page to Voting Agreement)

Appendix B

Tennessee Business Corporation Act Dissenters’ Rights

Tennessee Business Corporation Act

Chapter 23
DISSENTERS’ RIGHTS

PART 1
RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

§ 48-23-101. Chapter definitions.

As used in this chapter, unless the context otherwise requires:

(1)   “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2)   “Corporation” means the issuer of the shares held by a dissenter before the corporate action, and, for purposes of §§ 48-23-203 -- 48-23-302, includes the survivor of a merger or conversion or the acquiring entity in a share exchange of that issuer;

(3)   “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4)   “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5)   “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6)   “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7)   “Shareholder” means the record shareholder or the beneficial shareholder.

§ 48-23-102. Right to dissent.

(a)   A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)   Consummation of a plan of merger to which the corporation is a party:

(A)   If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger if the merger is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the merger if the merger had been submitted to a vote at a shareholders’ meeting; or

(B)   If the corporation is a subsidiary that is merged with its parent under § 48-21-105;

(2)   Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan if the plan is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the plan if the plan had been submitted to a vote at a shareholders’ meeting;

(3)   Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under § 48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders’ meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4)   An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A)   Alters or abolishes a preferential right of the shares;

(B)   Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C)   Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D)   Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E)   Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104;

(5)   Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6)   Consummation of a conversion of the corporation to another entity pursuant to chapter 21 of this title.

(b)   A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c)   Notwithstanding subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78f, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. § 78a, as amended.

§ 48-23-103. Dissent by nominees and beneficial owners.

(a)   A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection (a) are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b)   A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1)   Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)   Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

PART 2
PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

§ 48-23-201. Notice of dissenters’ rights.

(a)   Where any corporate action specified in § 48-23-102(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (including any meeting notice required under chapters 11-27 to be provided to nonvoting shareholders) must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert dissenters’ rights under this chapter. If the corporation concludes that dissenters’ rights are or may be available, a copy of this chapter must accompany the meeting notice sent to those record shareholders entitled to exercise dissenters’ rights.

(b)   In a merger pursuant to § 48-21-105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert dissenters rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in § 48-23-203.

(c)   Where any corporate action specified in § 48-23-102(a) is to be approved by written consent of the shareholders pursuant to § 48-17-104(a) or § 48-17-104(b):

(1)   Written notice that dissenters’ rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter; and

(2)   Written notice that dissenters’ rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by § 48-17-104(e) and (f), may include the materials described in § 48-23-203 and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter.

(d)   A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

§ 48-23-202. Notice of intent to demand payment.

(a)   If a corporate action specified in § 48-23-102(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter:

(1)   Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2)   Must not vote, or cause or permit to be voted, any such shares in favor of the proposed action.

(b)   If a corporate action specified in § 48-23-102(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter must not sign a consent in favor of the proposed action with respect to such shares.

(c)   A shareholder who fails to satisfy the requirements of subsection (a) or subsection (b) is not entitled to payment under this chapter.

§ 48-23-203. Dissenters’ notice.

(a)   If a corporate action requiring dissenters’ rights under § 48-23-102(a) becomes effective, the corporation must send a written dissenters’ notice and form required by subdivision (b)(1) to all shareholders who satisfy the requirements of § 48-23-202(a) or § 48-23-202(b). In the case of a merger under § 48-21-105, the parent must deliver a dissenters’ notice and form to all record shareholders who may be entitled to assert dissenters’ rights.

(b)   The dissenters’ notice must be delivered no earlier than the date the corporate action specified in § 48-23-102(a) became effective, and no later than (10) days after such date, and must:

(1)   Supply a form that:

(A)   Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action;

(B)   If such announcement was made, requires the shareholder asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before that date; and

(C)   Requires the shareholder asserting dissenters’ rights to certify that such shareholder did not vote for or consent to the transaction;

(2)   State:

(A)   Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision (b)(2)(B);

(B)   A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the subsection (a) dissenters’ notice is sent, and state that the shareholder shall have waived the right to demand payment with respect to the shares unless the form is received by the corporation by such specified date;

(C)   The corporation’s estimate of the fair value of shares;

(D)   That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subdivision (b)(2)(B) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E)   The date by which the notice to withdraw under § 48-23-204 must be received, which date must be within twenty (20) days after the date specified in subdivision (b)(2)(B); and

(3)   Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.

§ 48-23-204. Duty to demand payment.

(a)   A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(2), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b)   The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c)   A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d)   A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

§ 48-23-205. Share restrictions.

(a)   The corporation may restrict the transfer of uncertificated shares from the date the demand for (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.

(b)   The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

§ 48-23-206. Payment.

(a)   Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b)   The payment must be accompanied by:

(1)   The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)   A statement of the corporation’s estimate of the fair value of the shares;

(3)   An explanation of how the interest was calculated;

(4)   A statement of the dissenter’s right to demand payment under § 48-23-209; and

(5)   A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

§ 48-23-207. Failure to take action.

(a)   If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)   If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.

§ 48-23-208. After-acquired shares.

(a)   A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b)   To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.

§ 48-23-209. Procedure if shareholder dissatisfied with payment or offer.

(a)   A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1)   The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2)   The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or

(3)   The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b)   A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

PART 3
JUDICIAL APPRAISAL OF SHARES

§ 48-23-301. Court action.

(a)   If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)   The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)   The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d)   The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e)   Each dissenter made a party to the proceeding is entitled to judgment:

(1)   For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2)   For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

§ 48-23-302. Court costs and counsel fees.

(a)   The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b)   The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

(1)   The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

(2)   Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)   If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

Appendix C

Opinion of Monroe Financial Partners, Inc.

June 27, 2018

Board of Directions
Foothills Bancorp, Inc.
214 Keller Lane
Maryville, TN 37801

Members of the Board:

We understand that SmartFinancial, Inc. (“SmartFinancial”), Foothills Bancorp, Inc. (“Bancorp”) and Foothills Bank & Trust (“Bank”) have entered into an Agreement and Plan of Merger dated June 27, 2018 (the “Agreement”), pursuant to which Bancorp will merge with and into SmartFinancial (the “Merger”). Under the terms of the Agreement, each share of Bancorp Common Stock issued and outstanding prior to the Effective Time shall be converted into the right to receive $1.75 in cash (the “Cash Consideration”) and 0.666 (the “Exchange Ratio) shares of SmartFinancial Common Stock (the “Stock Consideration”) (collectively, the “Merger Consideration”), subject to certain limitations as set forth in the Agreement. You have requested our opinion that the Merger Consideration is fair to the shareholders of Bancorp from a financial point of view. The terms and conditions of the Merger are fully set forth in the Agreement and capitalized terms used herein without definition shall have meanings assigned to them in the Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

Monroe Financial Partners, Inc. (“Monroe”) is a Financial Industry Regulatory Authority (FINRA) member investment banking firm, which specializes in the securities of financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of financial institutions and transactions relating to their securities. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to SmartFinancial and Bancorp and their respective affiliates. We may also actively trade the equity and debt securities of SmartFinancial and Bancorp or their respective affiliates for our own account and for the accounts of our customers. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Tennessee and the major commercial banks operating in that market. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Bancorp and will receive a fee for our services upon delivery of this opinion, a portion of which is contingent upon the successful completion of the Merger. Bancorp has also agreed to reimburse us for our reasonable out-of-pocket expenses and has agreed to indemnify us for certain liabilities arising out of our engagement.

S E R V I N G   C O M M U N I T Y   B A N K S   S I N C E   1 9 6 8

www.MonroeFP.com

During the past two years, Monroe has provided investment bank and financial advisory services to Bancorp for which it has received compensation. Monroe has not provided any investment banking or financial advisory services to SmartFinancial in the past two years.

In reaching our opinion, we have analyzed the respective financial positions and operating results, both current and historical, of SmartFinancial and Bancorp. We have reviewed: (i) the Agreement; (ii) audited financial statements of Bancorp for years ending December 31, 2014 through 2017; (iii) audited financial statements of SmartFinancial for years ended December 31, 2014 through December 31, 2017; (iv) unaudited financial statements of Bancorp for the three months ended March 31, 2018; (v) unaudited financial statements of SmartFinancial for the three months ended March 31, 2018; and (vi) certain other financial and operating information with respect to the business, operations and prospects of SmartFinancial and Bancorp. We have also: (a) held discussions with members of the managements of both SmartFinancial and Bancorp regarding historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and any trading activity for the common stocks of both SmartFinancial and Bancorp; (c) compared the results of operations of SmartFinancial and Bancorp with those of certain banking companies which we deemed to be comparable and relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations we deemed comparable and relevant; (e) considered the current market environment generally and the commercial banking environment in particular; and (f) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information, including financial projections, that was available to us from public sources, that was provided to us by SmartFinancial and Bancorp or their respective representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the senior management of each of SmartFinancial and Bancorp that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of SmartFinancial or Bancorp or any of their subsidiaries, or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of SmartFinancial or Bancorp or any of their subsidiaries nor have we reviewed any individual credit files relating to SmartFinancial or Bancorp or any of their subsidiaries.

In preparing our analyses, we used estimated long term projections of Bancorp, as provided by the senior management of Bancorp, as well as publicly available earnings per share estimates provided by senior management of SmartFinancial. With respect to the financial projections for both SmartFinancial and Bancorp used by us in our analyses, the senior management of each confirmed to us that those projections reflected the best currently available estimates and judgments of the future financial performances of their respective companies. We assumed that the financial performances reflected in all projections and estimates used by us in our analyses would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of either SmartFinancial or Bancorp since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement and that the conditions precedent in the Agreement are not waived. Finally, with your consent, we have relied upon the advice Bancorp received from its legal, accounting and tax advisors as to all legal, accounting, regulatory and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which SmartFinancial Common Stock or Bancorp Common Stock have traded or will trade following the announcement of the Merger nor the prices at which SmartFinancial Common Stock will trade following the consummation of the Merger. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

Our opinion is directed to the Board of Directors of Bancorp in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Bancorp as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or any transactions related thereto. Our opinion is directed only to the fairness of the Merger, from a financial point of view, to Bancorp’s shareholders and does not address the underlying business decision of Bancorp to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies or transaction that might exist for Bancorp or the effect of any other transaction in which Bancorp might engage. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger or in any other related transaction by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Monroe’s prior written consent. This opinion has been approved by Monroe’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair to the shareholders of Foothills Bancorp, Inc. from a financial point of view.

Sincerely,

MONROE FINANCIAL PARTNERS, INC.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Tennessee Business Corporation Act

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

SmartFinancial’s Second Amended and Restated Charter

SmartFinancial’s second amended and restated charter contains a provision stating that SmartFinancial shall indemnify and advance expenses to its directors and officers, and may indemnify and advance expenses to all other persons it has the power to indemnify and advance expenses to under the Tennessee Business Corporation Act, and may purchase and maintain insurance or furnish similar protection on behalf of its directors, officers, and employees, in each case to the fullest extent authorized by the Tennessee Business Corporation Act and applicable federal laws and regulations, including, but not limited to, applicable federal regulations regarding indemnification payments by a depository institution holding company, as the same may be amended from time to time.

SmartFinancial’s Second Amended and Restated Bylaws

Under SmartFinancial’s second amended and restated bylaws, each person who was or is made a party to, or is threatened to be made a party to or is otherwise involved in, any proceeding, by reason of the fact that he or she is or was a director or officer of SmartFinancial or is or was serving at the request of SmartFinancial as a director, officer, or employee of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, provided that the basis of such proceeding is alleged action in an official capacity as a director, officer, or employee within the scope of such indemnitee’s duties and authority, shall be indemnified and held harmless by SmartFinancial to the fullest extent authorized by the Tennessee Business Corporation Act, as the same now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits SmartFinancial to provide broader indemnification rights than such law permitted SmartFinancial prior to such amendment), and applicable federal laws and regulations (including without limitation applicable Federal Deposit Insurance Corporation regulations regarding indemnification payments by a depository institution holding company, as the same may be amended from time to time), against all expense, liability, and loss (including without limitation attorneys’ fees, judgments, fines, excise taxes, penalties, and amounts paid into settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, or employee and shall inure to the benefit of the indemnitee’s heirs, executors, and administrators.

Notwithstanding the foregoing, SmartFinancial shall indemnify an indemnitee with respect to a proceeding initiated or instituted by the indemnitee only if such proceeding (or part thereof) was authorized by the board of directors.

The right to indemnification conferred by SmartFinancial is a contract right and shall include the right to be paid by SmartFinancial the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that any such advancement of expenses for expenses incurred by an indemnitee in his or her capacity as a director, officer, or employee (and not in any other capacity in which service was or is rendered by such indemnitee, including without limitation service to any employee benefit plan) shall be made only upon delivery to SmartFinancial of an undertaking by and on behalf of such indemnitee to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such indemnitee is not entitled to be indemnified for such expenses.

Moreover, the foregoing right of indemnification shall not be exclusive of other rights to which such person, his heirs, executors, administrators, successors or assigns may be entitled under any law, bylaw, agreement, vote of shareholders or otherwise.

SmartFinancial may maintain insurance, at its expense, to protect itself and any individual who is or was a director, officer, employee or agent of SmartFinancial, or who, while a director, officer, employee or agent of SmartFinancial, is or was serving at the request of the board of directors as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expense, liability or loss whether or not SmartFinancial would have the power to indemnify such person against such expense, liability or loss under the indemnification section of SmartFinancial’s bylaws or the Tennessee Business Corporation Act.

Regarding regulatory matters, notwithstanding anything contained in SmartFinancial’s bylaws to the contrary, SmartFinancial shall indemnify permitted indemnitees if all of the following conditions are met: (a) the board of directors determines in writing that the indemnitee acted in good faith and in the best interest of SmartFinancial; (b) the board of directors determines that the payment will not materially affect the safety and soundness of SmartFinancial; (c) the payment does not fall within a prohibited indemnification under state or federal law or regulation. (d) the indemnitee agrees in writing to reimburse SmartFinancial to the extent not covered by permissible insurance, for payments made in the event that an administrative action brought by a state or federal banking regulator results in a final order or settlement in which the indemnitee is assessed a civil money penalty, is removed or prohibited from banking or is required, under a final order, to cease any action or take any affirmative action.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of SmartFinancial pursuant to its bylaws, or otherwise, SmartFinancial has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21. Exhibits.

EXHIBIT INDEX

Exhibit No.	Description	Location
2.1	Agreement and Plan of Merger, dated as of June 27, 2018, by and among SmartFinancial, Inc., Foothills Bancorp, Inc., and Foothills Bank & Trust †	Incorporated by reference to Appendix A to the proxy statement/prospectus contained in this Registration Statement

3.1	Second Amended and Restated Charter of SmartFinancial, Inc.	Incorporated by reference to Exhibit 3.3 to Form 8-K filed September 2, 2015

3.2	Second Amended and Restated Bylaws of SmartFinancial, Inc.	Incorporated by reference to Exhibit 3.1 to Form 8-K filed October 26, 2015

4.1	The right of securities holders are defined in the Charter and Bylaws provided in exhibits 3.1 and 3.2

4.2	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.2 to Form 10-K filed March 30, 2016

5.1	Opinion of Butler Snow LLP regarding the legality of the securities being registered	Previously filed.

8.1	Opinion of Butler Snow LLP regarding certain tax matters	Previously filed.

8.2	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC	Previously filed.

10.1	SmartFinancial, Inc. 2015 Stock Incentive Plan	Incorporated by reference to Appendix H to the Form S-4 filed April 16, 2015

10.2	Form of 2015 Stock Incentive Agreement	Incorporated by reference to Exhibit 10.2 to From 10-K filed March 30, 2016

10.3	SmartFinancial, Inc. 2010 Incentive Plan and Form of Option Agreement, assumed by SmartFinancial	Incorporated by reference to Exhibit 10.6 to Form 8-K filed September 2, 2015

10.4	SmartBank Stock Option Plan and Form of Option Agreement, assumed by SmartFinancial	Incorporated by reference to Exhibit 10.5 to Form 8-K filed September 2, 2015

10.5	Employment Agreement, dated as of February 1, 2015, by and among William Y. Carroll, Jr., SmartFinancial, Inc. and SmartBank	Incorporated by reference to Exhibit 10.2 to Form 8-K filed September 2, 2015

10.6	Employment Agreement, dated as of February 1, 2015, by and among William Y. Carroll, Sr., SmartFinancial, Inc. and SmartBank	Incorporated by reference to Exhibit 10.3 to Form 8-K filed September 2, 2015

10.7	Employment Agreement, dated as of April 15, 2015, by and among C. Bryan Johnson, SmartFinancial, Inc. and SmartBank	Incorporated by reference to Exhibit 10.4 to Form 8-K filed September 2, 2015

Exhibit No.	Description	Location
10.8	First Amendment to Employment Agreement by and between Gary W. Petty, Jr., SmartFinancial, Inc. and Cornerstone Community Bank dated December 8, 2015	Incorporated by reference to Exhibit 10.2 to Form 8-K filed December 9, 2015

10.9	Employment Agreement with Nathaniel F. Hughes, dated as of December 5, 2014, by and between Cornerstone Bancshares, Inc. and Nathaniel F. Hughes	Incorporated by reference to Exhibit 10.2 to Form 8-K filed December 10, 2014

10.10	Employment Agreement with Gary W. Petty, Jr. dated as of December 5, 2014, by and between Cornerstone Bancshares, Inc., Cornerstone Community Bank, and Gary W. Petty, Jr.	Incorporated by reference to Exhibit 10.3 to Form 8-K filed December 10, 2014

10.11	Cornerstone Bancshares, Inc. 2002 Long-Term Incentive Plan	Incorporated by reference to Exhibit 99.1 to Form S-8 filed on March 5, 2004

10.12	Form of Incentive Agreement under 2002 Long-Term Incentive Plan	Incorporated by reference to Exhibit 10.22 to Form 10-K filed March 30, 2016

10.13	Form of Stock Appreciation Rights Agreement	Incorporated by reference to Exhibit 10.1 to Form 8-K filed August 8, 2017

10.14	Form of Restricted Stock Award Agreement	Incorporated by reference to Exhibit 10.2 to Form 8-K filed August 8, 2017

10.15	Employment Agreement, dated as of May 22, 2017, by and between SmartBank and Robert Kuhn	Incorporated by reference to Exhibit 10.1 to Form 8-K filed November 7, 2017

10.16	Capstone Bancshares, Inc. 2008 Long-Term Equity Incentive Plan	Incorporated by reference to Exhibit 10.2 to Form 8-K filed November 7, 2017

10.17	Form of Capstone Bancshares, Inc. Stock Option Agreement	Incorporated by reference to Exhibit 10.3 to Form 8-K filed November 7, 2017

10.18	Salary Continuation Agreement, dated August 11, 2010, by and between Capstone Bank and Robert W. Kuhn	Incorporated by reference to Exhibit 10.4 to Form 8-K filed November 7, 2017

10.19	Employment Agreement, dated as of February 1, 2015, by and among Rhett Jordan, SmartFinancial, Inc. and SmartBank	Incorporated by reference to Exhibit 10.21 to Form 10-K filed March 16, 2018

10.20	Employment Agreement, dated as of February 1, 2015, by and among Greg L. Davis and SmartBank	Incorporated by reference to Exhibit 10.22 to Form 10-K filed March 16, 2018

16.1	Letter to the Securities and Exchange Commission from Mauldin & Jenkins, LLC.	Incorporated by reference to Exhibit 16.1 to Form 8-K filed March 27, 2018

21.1	SmartFinancial, Inc. List of Subsidiaries	Previously filed.

Exhibit No.	Description	Location
23.1	Consent of Mauldin & Jenkins, LLC	Filed herewith

23.2	Consent of Butler Snow LLP	Included in Exhibit 5.1 to this Registration Statement

23.3	Consent of Butler Snow LLP	Included in Exhibit 8.1 to this Registration Statement

23.4	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC	Included in Exhibit 8.2 to this Registration Statement

24.1	Power of Attorney	Previously filed.

99.1	Form of proxy card for special meeting of shareholders of Foothills Bancorp, Inc.	Filed herewith

99.2	Consent of Monroe Financial Partners, Inc.	Previously filed.

101.INS XBRL Instance Document*
101.SCH XBRL Taxonomy Extension Schema Document*
101.CAL XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB XBRL Taxonomy Extension Label Linkbase Document*
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document*
†	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrants hereby undertake to furnish supplemental copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.
*	Filed herewith.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(5)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(7)	That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(9)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.
(10)	Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Knoxville, State of Tennessee, on September 10, 2018.

SMARTFINANCIAL, INC.

/s/ William Y. Carroll, Jr.
William Y. Carroll, Jr.
President and Chief Executive Officer and Director (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

/s/ William Y. Carroll, Jr.	President and Chief Executive Officer and Director (Principal Executive Officer)	September 10, 2018
William Y. Carroll, Jr.

*	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 10, 2018
C. Bryan Johnson

*	Director	September 10, 2018
Victor L. Barrett

*	Director	September 10, 2018
Monique P. Berke

*	Director	September 10, 2018
William Y. Carroll, Sr.

*	Director	September 10, 2018
Clifton N. Miller

*	Director	September 10, 2018
Ted C. Miller

*	Director	September 10, 2018
David A. Ogle

*	Director	September 10, 2018
Steven B. Tucker

*	Director	September 10, 2018
W. Miller Welborn

*	Director	September 10, 2018
Keith E. Whaley

Signature	Title	Date
*	Director	September 10, 2018
J. Beau Wicks

*	Director	September 10, 2018
Geoffrey A. Wolpert
*	By /s/ William Y. Carroll, Jr.
Attorney-in-fact
September 10, 2018